

14 Data Centers

25 Years of **Innovation**

∞ **Infinite** Scalability with AI

80% **Modernization** Business Apps Upgraded with Zero Downtime

100% **Of Interbank Transactions** On Sify's Data & Network Infra

~200 MW **IT power** available

3 OUT OF 4 **Hyperscalers** Hosted in Sify Data Centers

FIRST INDIAN ICT COMPANY LISTED ON NASDAQ

ANNUAL REPORT 2024-25

In this Report

Your Digital Bridge for Business Transformation

We are not a start-up, yet we create new technologies and modernize business applications to help our clients grow.

We are not a Bank, yet majority of India's inter-banking data transactions and network connectivity is designed, implemented and managed by Sify.

We are not a power utility company, yet our digital@core platform with business-outcome-based model serves 25+ million subscribers.

We are not architects, but we build more resilient communities and a better society through our CSR projects.

We are not an airline, but our network connects global businesses in more than 20 countries.

We are not a media company, yet our Data Center serves global OTT players and a leading social media network.

We are not writers, but we help write your businesses' financial story. Today, we deliver strategic business value to more than 10,000 enterprises.

We are not architects, but we build more resilient communities and a better society through our CSR projects.

With global expertise of more than two decades, we are not just any technology company.

We are Sify Technologies Limited.

We are a leading digital infrastructure and services provider, providing all the key offerings in a single pane of service – Network, Data Center, Cloud and Digital Services.



FY25 at a Glance

Our prime objective during the year continued to be on fortifying our core strengths and proactively offering full-fledged support to our customers in their digital transformation journey.

Financial

Revenue

₹ **3,98,856** Lakh (▲ Up 12% over FY2024)

EBITDA

₹ **75,618** Lakh (▲ Up 12% over FY2024)

Capex

₹ **1,23,162** Lakh

Environment

	FY2025	FY2024
Energy consumption (kWh)	67,37,63,979.65 ▲	42,91,11,530
Water withdrawal (kl)	3,06,915.60 ▼	61,32,323
Waste recycled (kg)	4,92,174 ▲	1,70,542
Water efficiency initiatives undertaken	7 ▲	5
Energy leakages	20% (Decreased) ▼	20% (Decreased)
Water intensity/employee	29% ▲	2.77% (Increased)
Share of renewables (GJ)	38.36% (Increased) ▲	23% (Increased)

Recycling of batteries and HVG oil & disel has been discontinued owning to concerns regarding waste circularity hence the reduction in total waste recycled.

Social

	FY2025	FY2024
Total training hours (e-learning)	1,36,759.02	1,38,964
CSR spend	INR 282 Lakh	INR 329 Lakh
Total customers	10,000	10,000
Percentage of Women employees	11.12%	10.52%



Beneficiaries of CSR programmes

FY2025

Raju Vegesna Foundation, Visakhapatnam

Voluntary Health Services, Chennai

Shree Anand Charitable Trust, Mumbai

Sri Veda Paripalana Sabha

Pragna Bharati

FY2024

Raju Vegesna Foundation, Visakhapatnam

Sri Venkateswara Institute of Research and Rehabilitation for the Disabled Trust, Dwarakha Tirumala

Voluntary Health Services, Chennai

Sri Hanuman Mani Education & Culture Trust

Governance



A culture of learn, transform and perform



No complaints related to child or forced labour



An ethical and fair business



No environmental, social or ethical violations



Strong focus on anti-bribery and anti-corruption

Operational[1]

Secured contracts with major financial institutions, including the country's largest bank for data center capacity and a private bank for near-disaster recovery services.

Sify provides services via 1,137 fiber nodes across the country, an increase of 10% over the last fiscal year.

Sify provides services via 1,870 wireless base stations across the country, an increase of 8% over the last fiscal year.

[1] https://www.marketscreener.com/quote/stock/SIFY-TECHNOLOGIES-LIMITED-10829/news/Sify-Technologies-Q1-2024-2025-Financial-Results-47440066



Accelerating Digital Evolution and Transformations

With technologies that propel outcomes

We are India's most comprehensive and organically-grown digital ICT service & solutions provider with global service capabilities. We have a proven track record of over quarter of a century.

Our corporate strength encompasses our key assets including Data Centers, Networks and Cloud, and related digital services. With continuous evolution of the IT industry, we strive to facilitate digital transformation in enterprises across industries and sectors.

We remain focussed on the changing ICT requirements of the emerging digital economy and the evolving demands of large, mid and small-sized businesses. With Cloud at the core of our solutions portfolio, and with an integrated ICT ecosystem, we are well-established as the preferred partners for large enterprises, MNCs and start-ups.

We are The First Choice for Enterprises

The largest enterprise MPLS network, state-of-the-art and world-class Data Centers and Cloud interconnects, form our key infrastructure. Our key partnerships with global technology majors, immense experience in digital transformation of organizations modelled on the cloud are the key tenets that make us the first choice of start-ups, medium-sized enterprises and also large organizations that are in the process of a rehaul.

Our Business Value Proposition

Sify Technologies is an ideal partner to manage the full spectrum of ICT needs of all for all organizations, across sector and scale.

Our focused knowledge, breadth of expertise and vast experience makes us ready to face and conquer any challenge on the converged ICT front. Our public, private and managed cloud services, leveraging enterprise-class technology, guarantees high availability, performance, scalability, and security.

Partnering with Enterprises to enable Digital Transformation

Sify Technologies Limited is a NASDAQ-listed company, and an ICT solutions provider. Headquartered in Chennai, India, it is a leading IT infrastructure services partner, enabling enterprises to achieve their digital ambitions through digital@core services.

Built on its world-class data centres, cloud and network assets, Sify Technologies has a wide portfolio of professional digital services.

Key Lines of our Businesses

Our three key lines of businesses are:



Sify Technologies Limited for network connectivity



Sify Infinit Spaces Limited for Data Centre co-location



Sify Digital Services Limited for all the Cloud and Digital Services



Our Vision and Mission Statement



Vision

We are building a world in which our converged ICT ecosystem and our bring-it-on attitude will the key competitive advantage to our customers.



Mission

- Seed entrepreneurial abilities within the organization
- Build digital convergence technologies
- Deliver cost-effective solutions

Sify Way

A Global Organization with Indian Values

Sify's ethos lies in the "Sify Way" of doing things. Everyone who is part of the Sify family is expected to conduct themselves by these values. The three tenets of the Sify Way are embedded in the Company's corporate governance practices and provide guidance and direction:



Put Customers First   Be Accountable   Trust the Team



Our Business Platforms

Accelerating end-to-end technical evolution and deliver greater business impact

We offer ICT solutions for cloud-only enterprises and those seeking to outsource ICT as a business service. Below are some of our well-structured business segments.

NX 400 G

metro networks deployed in India

Reaches

1,700+

Towns and cities in India

Group Companies
As of 31st March 2025



Sify Technologies Limited

Network Services

Revenue
INR 1,57,814 Lakh

40%
Share in Total Revenue

Reaches **1,700+ Towns** and cities in India

Sify Dark Fibre –**1,11,398 Km**

Fiber in **9 cities**

Nx400 G metro networks deployed in India

3,700 base stations

1,700 cities and towns

Connects **>70** on-net DCs across India

1,137 fiber nodes

1,870 wireless base stations



Sify Infinit Spaces Limited



Data Center Infrastructure

Revenue

INR 1,41,959 Lakh

36%

Share in Total Revenue

---

3 out of 4 Hyperscalers
co-located with Sify

Includes India's **Top 5 Banks** and
India's **largest digital wallet**

188 MW IT power available

14 Data Centers currently live
(Includes 3 AI-ready capacities)

99.999% Uptime

Sify Digital Services Limited



Cloud and Digital Services

Revenue

INR 99,083 Lakh

24%

Share in Total Revenue

Hosted AI platform (Multi
Instance GPU) as a Service

Full-stack observability platform

Multi-Cloud Platform

Hosted Private Cloud as a Service

HyperScale Cloud Services

Enterprise Applications Services:
S&P, Oracle, Microsoft

Sify Technologies – By the Numbers

25 years of experience in securing enterprise IT

MPLS network presence in **1,700** Cities

14 Pan-India Data Centers with **188 MW** IT Power capacity

26 years of Listed on Nasdaq Stock Exchange

Presence in **07** Countries

Delivery centers in **05** major cities in India

Provides services via **1,137** Fiber Nodes

5,300+ Skilled associates

03 Submarine cables terminated

01 Open Cable Landing System

10,772 SD-WAN Points across the country


A Global and Fast-Growing Presence

Over 10,000 businesses across various sectors are benefiting from our Data Centers, Networks and Security services and are seamlessly conducting business operations from 1,700+ cities in India. Our global presence extends across North America, the United Kingdom and Singapore.

Presence in **7 Countries**

Partnering with Enterprises for **Digital Transformation**

Proven track record of **Executing Complex Programs**

Over **5,300 Skilled Associates**

Quality benchmarks
CMMi 5, ISO 9001, ISO 27001, SSAE 16 Certifications

Canada
Toronto

Europe
London

UAE
Dubai

USA
Santa Clara

USA
New Jersey

India

Singapore



Delivery Centers
in 5 major Cities in Indian



Open Cable
Landing System



14
Operational
Data Centers

77
Connected
Data Centers



50+
Pan-India
Edge Nodes

Data Center Footprint
Our AI-ready Hyperscale Data Centers

Mumbai

Vashi

India's First commercial
Data Center
Operational: Since 2000
IT Power:

0.9 MW

Airoli

Sify's First Cloud Data Center
Operational: Since 2008
IT Power:

5.4 MW

Rabale

AI-ready Hyperscale Data
Center campus
Operational: Since 2013
IT Power:

377+ MW eventually

Current Status:

- Tower 5 now live

Nation Capital Region

India's First Hyperscale
Data Center
Operational: Since 2015
IT Power:

10.8 MW



Nation Capital Region

AI-ready Hyperscale
Data Center campus
Operational:

- Since 2025

IT Power:

130+ MW eventually



Kolkata

Cloud Data Center

Operational: Since 2021

IT Power:

2.2 MW

Chennai

Tidel Park

Operational: Since 2000

IT Power: 3.6 MW

3.6 MW

Siruseri

AI-ready Hyperscale Data Center campus

Operational:

• Since 2025

IT Power:

130+ MW
eventually



Hyderabad

Gachibowli

Hyperscale Data Center

Operational: Since 2018

IT Power:

14.4 MW

Bengaluru

ITPL

Operational: Since 2011

IT Power:

7.6 MW

Engaging with our Stakeholders to Create Better Value

We are deeply committed to our stakeholders, and value their opinions through effective engagement mechanisms. The insights that we receive from our engagement enables us to understand their expectations and shape our strategies accordingly to deliver lasting value for all.



Our Stakeholder Engagement Process

- Identifying issues that will shape the operating environment as well as potential long-term and medium-term challenges
- Examining cause of challenges in designing effective mitigation strategy
- Identifing opportunities to stay ahead of competition





	Shareholders	Employees	Vendors
How We Engage with Them	• Investor calls • Non-deal roadshows • Analyst meets • Investor conferences • Investor website	• Employee engagement initiatives • Appraisal platforms • Training platforms • Mentoring platforms • Grievance redressal mechanism	• Periodic interaction with key suppliers by the project procurement team and management • Audit and compliance measures • Financial health audit
Expectations of Our Stakeholders	• Good corporate governance • Business sustainability • Strategy implementation • Inclusivity and transformation	• Skill development • Well-being • Employee retention • Employee satisfaction • Performance management • Rewards and recognition	• Visibility and relationship • Service satisfaction • Timely payments
Significance to Sify	Shareholders are key stakeholders in the Company's growth and expansion plans	Employees are central to all business operations and the Company's growth plans owing to their collective experience, skill and domain knowledge	Vendors are significant as the timely availability of their quality hardware and periodic maintenance impact business operations







We are proactive, inclusive and driven by our principles in the way we engage with all our stakeholders. We remain committed to transparency of information and actively cooperating with our stakeholders, and accommodate their needs, as we make strategic and operational decisions.

Realizing potential disruptions to market and business model and responding effectively	Furthering relationships with market experts to further shape business model

Setting the Benchmark in Corporate Governance

Principles of Stakeholder Engagement



Transparent information sharing



Continuous consultation



Positive collaboration



Proactive involvement



Partners



Customers



Communities

	Partners	Customers	Communities
How We Engage with Them	Maintain regular connections with global IT majors at various forums	Regular interaction with customers through digital and in-person meetings by team leads, business heads and the senior management	Need-based assessment surveys, community visits by Company's management
Expectations of Our Stakeholders	• Formal contracts • Strategy and GTM awareness • Visibility and relationship • Service satisfaction	• Product satisfaction and awareness • Brand awareness • Sustainability and viability of the organization • Information sharing • Market dynamics • Consumer complaints and Grievances	• Address material topics through CSR programmes • Focus on sustainability
Significance to Sify	Partners provide access to contemporary software solutions from global IT majors that enables the Company to stay relevant in the market	Feedback of customers is important to improve performance and quality and enable cost optimization. They also provide rich insights into future trends	Strong connections, greater harmony and closer ties with communities around the facilities are crucial for society's progress and advancement

Materiality Analysis

Materiality assessment is the key to our strategy and future planning. Our sustainability goals emerged as an outcome of our deliberations with different stakeholder groups identified. The key concerns of our stakeholders were understood and material topics were drawn in order to plot the materiality matrix.

We categorized our material topics in the earlier year under the aspects of Economy, Environment, Social and Governance, and have integrated them into long-term plans. Upon assessment of the material topics, we adopted intensifying measures and created an unbiased opinion of the potential material topics (PMT). These related to the topics that had the utmost potential to influence impact our ability to create value for our stakeholders in the short, medium and long-term.

Stakeholder Engagement

As part of our engagement with the stakeholders – our employees, investors, clients, service providers, regulators, and policy influencers, we collated vast amounts of information collated to identify material topics key to each business.

Prioritising Materiality

We ranked the material topics from "least critical" to "most critical", categorized them as Environment, Social and Governance and integrated them into its long-term plans. Our sustainability goals emerged as an outcome of deliberations with our stakeholders. These goals are measured at Annual intervals to achieve concrete results.

Materiality Assessment

Material Topics

We identified 12 key material topics based on our discussions with the senior management. These topics were categorized as relevant to our business operations and aligned with Global Reporting Initiative (GRI).

Materiality Linkage to Strategy

We dug into our diverse pool of stakeholders to be able to create an unbiased view of our materiality topics. Our stakeholders – the employees, investors, clients, service providers, regulators, and even policy influencers – became our "go-to" place to identify material topics for each business. Over the period of this study, the Company's internal outlook towards these materiality topics changed on a deeper level.

Recognizing Links to ESG Frameworks

The stakeholder engagement feedback on material topics, secondary research on regulations, sustainability standards (SASB, GRI, and AA1000AS), and peer analysis were considered for the identification of the material topics.

Mapping Progress on Material Topics

With FY 2022 as the baseline year, we mapped progress made on each of these topics across relevant Key Performance Indicators (KPIs), and defined a three-year roadmap.





Customer Delight

We eliminate downtime in operations with our robust multi-tier network, enabling seamless scalability of operations. This network was the first to become IPv6-ready in India with a state-of-the-art backbone on fiber and multiple high-capacity circuits. We continue to strengthen our network capabilities to handle the growing data volumes. Our 100G Metro access ring network with multi-service access nodes (MSANs) covers all the major metros and ensures sustained and uninterrupted high quality traffic delivery.

We maintained our focus on consistently meeting and exceeding customer expectations and fostering a strong customer-centric culture. During the year, the service request login process, i.e., the ease of logging a case through web improved by 18%, while in the interactive voice response the percentage of calls accepted and completed by customers declined by 5.8%.





Goal: To improve the customer-centric approach

Key Performance Indicators (KPIs)

MTTR - Mean Time To Restore – only on Sify side (Time taken to resolve an incident ticket) (Service restoration window 4 hours)

62% (No Change)

Interactive Voice Response (% of calls accepted and completed by customers against the cases for IVR FLT)

5.8% ▼

Service request login process - ease of logging a case (% of tickets logged in through Web (Sify Aakaash, Ebonding -WhatsApp platform and IVR)

18% ▲

Repeat Failure – Reduction (% of links having 2 or more incident tickets raised in a month

(No Change)



UN SDGs Impacted

8 Decent Work and Economic Growth; 9 Industry, Innovation and Infrastructure

Data Privacy & IT Security

This is targeted at protecting information and systems that support operations and assets, and mitigating data security risk.

To mitigate the risk of data privacy, we created and implemented comprehensive data privacy strategies encompassing data minimization, robust security measures, transparent data handling practices, and proactive response plans, besides also designing systems with data security in mind from the start.

During the year under review, we reported zero security incidents. Training coverage on data privacy (in terms of man-days) increased by 56%, while safe man-days were higher by 25% this year. Lost time injury frequency and total recordable injury rate continued to be the same as in the previous year.





Goal: To protect the information and systems that support the operations and assets, and mitigate data security risk

Key Performance Indicators (KPIs)

Security incidents

0

Training coverage of the staff on data privacy (man-days)

56% ▲

Safe man-days

25% ▲

(increased by 25%)

Average vendor security ratings

(No Change)

LTIF (Lost Time Injury Frequency) & TRIR (Total Recordable Injury Rate)

(No Change)

UN SDGs impacted

9 Industry, Innovation and Infrastructure; 11 Sustainable Cities and Communities





Regulatory & Compliance

An unrelenting adherence to ethical business practices remains at the heart of our corporate governance model. We strive to go beyond regulatory compliance to create sustainable value for our stakeholders. Aligned with the organization's governance ethos, our people follow the values of business transparency and integrity.

At Sify, we have fostered a culture of compliance by continuously monitoring and improving our processes, implementing a strong reporting system, establishing clear policies and procedures, and conducting regular audits. During the year, we reported 100% compliance on every data metric in line with the regulatory ambit.





Goal: To ensure consistent compliance with legal and other requirements

Key Performance Indicators (KPIs)

Telecom

To frame updated and periodic compliance checklists on all applicable telecom regulations and to ensure compliance by the respective business team

100%

Data Center

To comply with all the applicable environmental laws related to this business

100%

Digital Services

To comply with applicable security controls

100%

Corporate Compliances

To ensure compliance with all applicable laws

100%



UN SDGs Impacted

16 PEACE, JUSTICE AND STRONG INSTITUTIONS

17 PARTNERSHIPS FOR THE GOALS

Business Ethics

Global governance standards are stringently followed, in line with the NASDAQ mandate. Our adherence to global standards is driven by the allegiance to the SOX Act and ethical business standards. A global and diverse client base of Sify necessitates compliance with international standards of business ethics.

We have established a strong ethical culture at Sify which includes developing a code of ethics, encouraging ethical leadership, providing regular training, and also establishing reporting mechanisms for unethical behavior.

During the year, we reported 100% compliance on remedial action, health check and documentation, and on review of policies for conducting businesses.





Goal: To consistently ensure a moral attitude within the entire value chain

Key Performance Indicators (KPIs)

Annual review of policies applicable for conducting businesses

100%

Creating awareness

33% ▼



Compliance health check and documentation

100%

Remedial action

100%

UN SDGs Impact

12 RESPONSIBLE CONSUMPTION AND PRODUCTION

16 PEACE, JUSTICE AND STRONG INSTITUTIONS

17 PARTNERSHIPS FOR THE GOALS





Product Innovation

Sify makes sustained investments in start-ups in the United States and India, as part of its Corporate Venture Capital initiative. During FY 2025, we made investments of USD 7.2 Million in start-ups with the aim of promoting innovation and driving creation of pathbreaking products and platforms to be able to meet clients' future needs. As part of our Digital Experience project, we automated service assurance, asset management, and service provisioning across our network to enhance customer experience.

We adopted a strategic approach to mitigate potential risks by conducting thorough market research and rigorous testing, thereby enhancing product performance and driving innovation through collaboration.







Goal: To ensure the development and market introduction of new, redesigned, and improved services

Key Performance Indicators (KPIs)

% of products under product lifecycle assessment

3% ▲



No. of new products/technologies/services launched

3% ▲



% of patents/case studies/whitepapers released

1% ▲



% of staff who attended sustainable product design and circular economy products

1% ▲





UN SDGs Impacted

9 Industry, Innovation and Infrastructure; 11 Sustainable Cities and Communities; 12 Responsible Consumption and Production

Employee Engagement

Sify keeps its people motivated and inspired through several employee engagement forums. These forums are aimed at keeping high the morale of our employees and ensuring satisfaction. We organize talent showcases, sports events, health camps, and quarterly town hall meetings as part of our employee engagement initiatives.

Sify focuses on ensuring that the leadership is well-engaged and supportive. It ensures increased employee engagement by fostering a positive work culture, improving communication, providing growth opportunities, recognizing and rewarding employees suitably. During the year, the rate of employee turnover and internal promotion improved.







Goal: To enhance employee satisfaction

Key Performance Indicators (KPIs)

Employee turnover rate

2.8% ▲



Internal promotion rate

3% ▲

Active employee social ambassadors (qualitative %)

1.5%

UN SDGs Impacted

3 Good Health and Well-Being; 8 Decent Work and Economic Growth; 10 Reduced Inequalities



Energy Efficiency & Management

Given the increasing energy consumption, data centres are becoming a key imperative for any country enroute to digital transformation. To achieve this goal, Sify forged an agreement for sourcing 300+ MW of renewable energy for its upcoming data centers. Even before this agreement was signed, Sify secured 64 MW of renewable power for its data center in Mumbai. As a responsible corporate, Sify actively pursues a Green Data Center approach to support an eco-friendly environment. A Green Data Center involves the deployment of advanced technologies, along with the formulation and execution of energy-efficient strategies.

During the year, Sify improved the performance of energy utilization by optimizing power utilization effectiveness. Energy losses were reduced by adopting new technologies by using tools to improve efficiency. It also entered into green power purchase agreements and purchased green power through power exchange.

UN SDGs Impacted









7 AFFORDABLE AND CLEAN ENERGY | 9 INDUSTRY, INNOVATION AND INFRASTRUCTURE | 12 RESPONSIBLE CONSUMPTION AND PRODUCTION | 13 CLIMATE ACTION

Goal: To optimize energy consumption and promote the use of renewable energy source

Key Performance Indicators (KPIs)

Improve the performance of energy utilization by optimising power utilization effectiveness (Total power/IT power)

11% ▼



Reduction in energy losses by adopting new technologies using equipment, tools to achieve better efficiency

20% ▼



Entering Green power purchase agreements, purchasing green power through power exchange out of total power consumption. Setup Green Power Purchase agreement for long-term RE power sourcing

32.4% ▲





Diversity & Inclusion

Sify continues to improve its people's strengths to match the growing demands and opportunities. Diversity, equity and inclusion (DEI) is a key enabler at Sify for better hiring, better customer and vendor relationships, better perception of innovation, and a better reputation. We prioritize and consciously focus on Sify to build an inclusive workplace environment using multiple tools and practices, and also adopt the required steps to ensure that our leaders model diversity and inclusion.

Sify has embedded diversity and inclusion into its core values to maximize its benefits, established clear goals and fostered a culture of belonging, and implemented fair and transparent processes. At Sify, the ratio of women in board-level management and women in decision-making roles improved, and the ratio of women in total employees also improved. Further, there was a 50% increase in employing people with disabilities in the workforce.

UN SDGs Impacted





5 GENDER EQUALITY | 10 REDUCED INEQUALITIES

Goal: To promote Diversity, Inclusion and Equity in the workplace

Key Performance Indicators (KPIs)

Women staff ratio (F:M) per 100%

0.13

Women in Board-level management

100% ▲



Women in decision-making roles

200% ▲

Increase in employing People with Disabilities as employees

50% ▲



Procurement & Supply Chain

At Sify, we enable sustainable procurement systems and ensure they are deployed well across the supply chain.

Sify focuses on strong supplier relations and proactive risk management. To mitigate the negative impacts associated with procurement, the Company implemented strategies on supply chain mapping, scenario planning, and also focused on enhancing its resilience and responsiveness to disruptions.

During the year, we reported an increase in the share of purchases made from SMEs, and also reported a decline in the share of purchases made outside the procurement process. On procurement management, the turnaround time in purchase orders improved.

UN SDGs Impacted







9 Industry, Innovation and Infrastructure; 11 Sustainable Cities and Communities; 12 Responsible Consumption and Production

Goal: To establish sustainable procurement systems and ensure their deployment in the Sify supply chain

Key Performance Indicators (KPIs)

Reduction in average payment deadlines (TAT): Statutory Payments – On-time Vendor Payments in % (dependency on finance)

(No Change)

Procurement Management:

PO turnaround time (in %)

1% ▲

Invoice processing through one supplier

0.18% ▼

Rise in % of purchases made from SMEs

2% ▲

Reduction in the % of purchases made outside the procurement process

8% ▼



Water Management

As a socially responsible company, Sify recognizes the importance of managing its environmental impact, particularly on water resources. Our environmental management system is designed to identify potential areas of impact and develop strategies to mitigate and manage those impacts. Water is one of the key areas that we monitor closely, as it is an essential resource that is critical to our operations and to the communities in which we operate. Through our analysis of water impact, we evaluate how our operations may affect local water resources and develop strategies to minimize any negative effects. This includes monitoring our water usage, evaluating the quality of wastewater discharge, and identifying opportunities to improve our water management practices.

Sify uses water for a variety of purposes, including DC operational activities, drinking, and domestic use. As part of our commitment to sustainability, we are tracking our water usage across all areas of our DC operations, including offices, and other facilities. By monitoring our water consumption, we are able to identify areas where we can reduce our usage, optimize our processes, and improve our overall efficiency.

UN SDGs Impacted







6 Clean Water and Sanitation; 12 Responsible Consumption and Production; 13 Climate Action

Goal: To optimize water consumption and promote water conservation

Key Performance Indicators (KPIs)

Average Water Consumption per employee per month (in liters)

96% ▼

Staff that attended water awareness program (man-days)

22% ▲

No. of water efficiency initiatives launched

40% ▲

Water Usage Efficiency (WUE) in litres

1% ▼



GHG Emissions

Sify is deeply committed to reducing its greenhouse gas (GHG) emissions and embedding sustainability into every aspect of its operations. In alignment with our long-term vision of building a low-carbon, energy-efficient future, we have implemented a range of initiatives aimed at minimizing our environmental impact and promoting responsible resource use. During FY 2024–25, our Scope 1 emissions were reported at 13,372.87 tCO_2e, while Scope 2 emissions stood at 2,94,696.24 tCO_2e. Our GHG emissions intensity, was measured at 57.76 tCO_2e/employee. It provides a meaningful indicator of our carbon efficiency relative to the scale of our operations and revenue growth.

UN SDGs Impacted







7 Affordable and Clean Energy, 12 Responsible Consumption and Production, 13 Climate Action

Goal: To achieve carbon neutrality

Key Performance Indicators (KPIs)

GHG emissions (tCO_2):

Total Green House Gas emission as compared to last year (Tonnes)

24.5% ▲

Total no of carbon emissions due to usage of diesel generator set (tCO_2)

10.08% ▲

Scope 1 emissions compared to last year (tCO_2)

367.91% ▲

Scope 2 emissions compared to last year

20.49% ▲

Share of renewables

38.36 ▲



Community Engagement

At Sify, we are constantly expanding our community reach by implementing CSR initiatives aimed towards healthcare, education, sanitation, and general well-being. We choose to invest in the most backward of communities to be able to positively impact the lives of people in the long term.

Sify focused on mitigating the negative impact of community engagement by implementing proactive strategies on building trust, fostering open communication, forming genuine partnerships to address power imbalances and to ensure equitable solutions. During the year, we also reported an increase in the number of direct and indirect jobs created by the Company, and focused on achieving sustainable outcomes.

UN SDGs Impacted





3 Good Health and Well-Being, 4 Quality Education

Goal: Betterment of Society

Key Performance Indicators (KPIs)

Direct Jobs created

37 ▲

Indirect jobs created

1200 ▲



Financial Highlights

EBITDA
(INR in Lakh)



FY20	FY21	FY22	FY23	FY24	FY25
40,765	50,856	60,400	62,907	67,568	75,618

Profit Before Tax
(INR in Lakh)



FY20	FY21	FY22	FY23	FY24	FY25
10,197	16,003	18,628	10,210	3,520	(2,865)

Profit After Tax
(INR in Lakh)



FY20	FY21	FY22	FY23	FY24	FY25
7,054	15,319	12,725	6,745	1,689	(7,850)

Term Debt
(INR in Lakh)



FY20	FY21	FY22	FY23	FY24	FY25
58,439	61,133	98,415	1,81,602	2,71,152	3,22,316

Earnings Per Share
(Basic) (INR)



FY20	FY21	FY22	FY23	FY24	FY25
3.9	8.5	6.9	3.6	0.92	(2.10)

Shareholder Funds
(INR in Lakh)



FY20	FY21	FY22	FY23	FY24	FY25
1,13,495	1,31,636	1,44,887	1,51,568	1,80,839	2,01,408

Positive ●●
Negative ●●

Board of Directors

as at April 18, 2025



Mr. Raju Vegesna
Chairman, Managing Director



Mrs. Vegesna Bala Saraswathi
Director



Mr. M.P. Vijay Kumar
Executive Director, Group CFO



Mr. Arun Seth
Independent Director



Dr. Ajay Kumar
Independent Director



Dr. Thomas Michael Bradicich
Independent Director



Mrs. Padmaja Chunduru
Independent Director

Mr. V Ramanujan
Chief Financial Officer

Mrs. Meenakshi Jayaraman
Company Secretary



Corporate Information

as at April 18, 2025

Audit Committee

Mr. Arun Seth

Dr. Ajay Kumar

Mrs. Padmaja Chunduru

Compensation / Nomination & Remuneration Committee

Dr. Ajay Kumar

Mr. Arun Seth

Dr. Thomas Michael Bradicich

Corporate Social Responsibility Committee

Mrs. Vegesna Bala Saraswathi

Mr. Raju Vegesna

Dr. Thomas Michael Bradicich

Technology and Sustainability Committee

Dr. Thomas Michael Bradicich

Mr. Raju Vegesna

Mr. Arun Seth

Statutory Auditors

Manohar Chowdhry & Associates
Chartered Accountants
Chennai

Internal Auditors

Yoganandh & Ram LLP
Chartered Accountants
Chennai

Secretarial Auditor

Mr. V Ramasubramanian
Chennai

Cost Auditor

Mr. S Ramachandran
Chennai

Registrar And Share Transfer Agent

GNSA Infotech Private Limited

5th Floor, F-Block, Nelson Chambers, No.115, Nelson Manickam Road, Aminjikarai, Chennai 600030
Tel : +91- 44 – 4296 2000
Email: sta@gnsaindia.com

Registered Office

2nd Floor, TIDEL Park, No.4 Rajiv Gandhi Salai, Taramani, Chennai - 600 113

Bankers

State Bank of India	IDFC First Bank Ltd	DBS Bank Ltd
HDFC Bank Ltd	Yes Bank Ltd	The Hongkong and Shanghai Banking Corporation Limited
Axis Bank Ltd	J P Morgan Chase	
IndusInd Bank Ltd	Federal Bank Ltd	



Board's Report

To
The Members of
SIFY TECHNOLOGIES LIMITED

The Board of Directors of your Company hereby presents the report on business and operations together with the Audited Financial Statements of your Company for the financial year ended March 31, 2025.

FINANCIAL PERFORMANCE AND STATE OF COMPANY'S AFFAIRS

(Amount ₹ in Lakhs)

Particulars	Financial Highlights			
	Standalone		Consolidated	
	2024-25	2023-24	2024-25	2023-24
Revenue from operations	1,23,032	1,12,541	3,98,856	3,56,339
Earnings before Finance Costs, Tax, Depreciation & amortization, Other Income and exceptional items (EBITDA)	17,233	20,111	75,618	67,568
Depreciation and amortization	21,667	21,088	56,331	47,734
Earnings Before Finance Costs & Tax	**2,737**	**6,114**	**24,552**	**25,053**
Finance Costs	9,100	7,231	27,417	21,533
Other Income (Including Forex Gain, Gain on sale of Property, Plant and Equipment)	7,260	7,260	5,291	5,793
Other Expenses (Including Forex Loss, Loss on sale of Property, Plant and Equipment)	20,913	18,614	44,008	38,681
Profit Before Tax	**(6,363)**	**(1,117)**	**(2,865)**	**3,520**
Profit After Tax	**(5,831)**	**(871)**	**(7,850)**	**1,689**

During the financial year, on a standalone basis, your Company registered revenue from operations of ₹ 1,23,032 Lakhs as against ₹ 1,12,541 Lakhs in the previous year, an increase of 9.32%. The EBITDA for the year was ₹ 17,233 Lakhs as compared to ₹ 20,111 Lakhs in the previous year, a decline of 14.3%. The loss for the year was ₹ 5,831 Lakhs compared to the loss of ₹ 871 Lakhs in the previous year.

During the financial year, on a consolidated basis, your Company registered revenue from operations of ₹ 3,98,856 Lakhs as against ₹ 3,56,339 Lakhs in the previous year, a growth of 11.93%. The EBITDA for the year was ₹ 75,618 Lakhs as compared to ₹ 67,568 Lakhs in the previous year, a growth of 11.91%. The loss for the year was ₹ 7,850 Lakhs as compared to the profit of ₹ 1,689 Lakhs in the previous year.

Your Company has amended the Consolidated Financial Statements for the years ended March 31, 2024, and March 31, 2023, due to change in presentation of compound financial instruments in one of its subsidiaries by applying Ind AS 8. Your attention is drawn to Note B6 to the Consolidated Financial Statements which set out the disclosures in this regard. There is no change to the Standalone Financial Statements for these years.

During the year, your Company has invested substantially in capacity addition to its Fiber and National Long Distance (NLD) network. To create these capacities, the Company has incurred operating expenses which have impacted profitability during the current year. The revenue from these capacities will accrue to your Company during the subsequent years as these capacities get monetized.

FINANCIAL INFORMATION OF THE SUBSIDIARIES

In accordance with Section 129 (3) of the Companies Act, 2013 ("the Act") and the relevant accounting standards, the Consolidated Financial Statements have been prepared.

A summary of the financial performance of the subsidiaries is given below:

(Amount ₹ in Lakhs)

Name of the Subsidiary	Revenue from operations		Profit / Loss	
	March 31, 2025	March 31, 2024	March 31, 2025	March 31, 2024
Sify Infinit Spaces Limited (SISL)	1,42,837	1,11,417	12,641	9,325
Sify Digital Services Limited (SDSL)	97,655	97,737	(13,092)	(6,719)
Sify Technologies (Singapore) Pte Limited (Sify Singapore)	35,002	34,203	726	983
Sify Technologies North America Corporation (STNAC)	7,081	7,215	697	645
Sify Data and Managed Services Limited (SDMSL)	-	-	48	14

(Amount ₹ in Lakhs)

Name of the Subsidiary	Revenue from operations		Profit / Loss	
	March 31, 2025	March 31, 2024	March 31, 2025	March 31, 2024
Patel Auto Engineering Company (India) Private Limited (Patel)*	*	-	*	247*
SKVR Software Solution Private Limited (SKVR)#	200	-	(559)	(135)

*Patel merged with SISL effective April 1, 2023 , vide Hon'ble National Company Law Tribunal (NCLT), Chennai Bench Order promulgated on January 9, 2025. The profit for the year March 31 2024 of Patel stands at ₹ 247 lakhs which got merged with SISL (after restatement).

#Your Company entered into a Share Purchase agreement with SKVR and shareholders of SKVR on September 1, 2023, and paid 51% of the consideration for purchase of shares. The shares were transferred to the Company on March 26, 2025, after approval from Noida authority. Thus, SKVR became a subsidiary of the Company.

KEY HIGHLIGHTS OF THE SUBSIDIARIES FOR THE YEAR ENDED MARCH 31, 2025:

Sify Infinit Spaces Limited (SISL)

In order to meet the company's fund requirements for expansion and in alignment with the overall leverage programme of the Company, SISL raised ₹ 250 Crores on September 30, 2024, by issuing 25,000 (Twenty-Five Thousand) Secured, Listed, Redeemable, Non-convertible Debentures having face value of ₹ 1,00,000 each, which was subsequently listed on the Bombay Stock Exchange (BSE).

In order to meet the company's working capital requirements and to diversify the sources of short-term financing, SISL raised ₹ 40 Crores by issuing 800 Commercial Papers having face value of ₹ 5,00,000 each, which was listed on BSE; and subsequently redeemed on March 27, 2025.

Sify Digital Services Limited (SDSL)

Considering the capital required by SDSL for supporting growth, your Company subscribed to Equity Shares under rights issue made by SDSL to the extent of ₹ 49.99 Crores. Subsequently, SDSL allotted 1,24,99,625 Equity Shares on a rights basis having face value of ₹ 10 each per share at an issue price of ₹ 40 each per share to the Company.

Sify Technologies North America Corporation, USA (STNAC)

Your Company transferred its investment in common stock of STNAC, erstwhile overseas wholly owned subsidiary company to M/s. Sify Digital Services Limited (SDSL), a wholly owned subsidiary in India since STNAC's business operations are aligned with the business of SDSL.

Sify Data and Managed Services Limited (SDMSL)

SDMSL, wholly owned subsidiary acquired 3 acres of leasehold land for a period of 99 years from M/s. Karnataka Industrial Area Development Board (KIADB) at Hi-Tech Defence and Aero Space Park (Hardware Sector), Devanahalli, Bengaluru for the purpose of setting up of an Office-cum Data Center (DC) during the year 2018.

Consequent to the reorganization of business in 2020, DC business is now pursued by SISL. Hence, at the request of your Company, KIADB transferred leasehold land from SDMSL to SISL.

SISL proposed to develop enterprise-focused DC in Bengaluru and KIADB approved the change of land allotment from SDMSL to SISL. SISL reimbursed ₹ 10.85 Crores to SDMSL for the above change of land allotment.

SDMSL does not have any immediate requirement of funds and has given its cash balance as interest bearing loan amounting to ₹ 20 Crores to STL.

Patel Auto Engineering (India) Private Limited (Patel)

Your Company acquired the shares of Patel for acquisition of leasehold rights of land along with building held in the name of Patel to establish Data Center (DC) in Mumbai.

An application for merger of Patel with SISL was made before Hon'ble National Company Law Tribunal, Chennai Bench (NCLT) for consolidation of businesses and creation of greater value for shareholders. NCLT promulgated an Order on January 9, 2025, for merger of Patel with SISL, the wholly owned subsidiary, with effect from April 1, 2023. Consequent to the merger, Patel has been liquidated and ceased to be in existence.

SKVR Software Solution Private Limited (SKVR)

Pursuant to the share purchase agreement, your Company and SISL paid 51% and 49% of the purchase price to the shareholders of SKVR, respectively. Your Company acquired 5,100 equity shares and SISL acquired 4,900 equity shares. Further to the approval obtained from NOIDA authority, 10,000 equity shares were transferred on March 26, 2025, and thus SKVR has become a subsidiary of the Company.

SKVR holds the land in Noida on which the DC building has been constructed and given on lease to SISL.

DIVIDEND

In view of the loss, no dividend is recommended for the year ended March 31, 2025.

TRANSFER OF AMOUNT TO INVESTOR EDUCATION AND PROTECTION FUND

Your Company has transferred the unpaid / unclaimed dividend pertaining to financial year 2016-17, amounting to ₹ 709.20 (Rupees Seven Hundred Nine and Twenty Paise only) to the Investors Education and Protection Fund ("IEPF") Account established by the Central Government. The Company has also uploaded the details of unpaid and unclaimed dividend



amounts lying with the Company as on July 3, 2024, date of last Annual General Meeting ("AGM") on the Company's website https://www.sifytechnologies.com.

Pursuant to the provisions of Investor Education and Protection Fund Authority (Accounting, Audit, Transfer and Refund) Rules 2016, as amended, the shares on which dividend remains unpaid / unclaimed for seven consecutive years or more shall be transferred to the IEPF after giving due notices to the concerned shareholders. Accordingly, the Company has transferred 376 equity shares to the IEPF during the financial year 2021-22. The details of equity shares transferred are also available on the Company's website https://www.sifytechnologies.com.

The shareholders whose unpaid dividend / shares are transferred to the IEPF can request the Company / Registrar and Transfer Agent, as per the applicable provisions in the prescribed Form No. IEPF-5, for claiming the unpaid dividend / shares out of the IEPF.

TRANSFER TO RESERVES

During the year, your Company has transferred ₹ 864 Lakhs from Associate Stock Option Outstanding to General Reserve.

SHARE CAPITAL

As on the closure of the financial year, the Company has Authorized Share Capital of ₹ 1,000 Crores consisting of 75 Crores equity shares of ₹ 10 each amounting to ₹ 750 Crores and 25 Crores preference shares of ₹ 10 each amounting to ₹ 250 Crores.

The Board of Directors considered to offer, issue, and allot on rights issue basis up to 25,00,00,000 equity shares and equity shares represented by American Depositary Shares (ADS) to the existing holders of equity shares and ADS (the "Rights Offering"). Pursuant to the requirements of Securities Exchange Commission (SEC) / NASDAQ Regulations, your Company filed a Registration Statement with SEC. The Rights Offering commenced after the Registration Statement was declared effective by the SEC on May 22, 2024.

Further to the approval of members in the extraordinary general meeting held on May 2, 2024, the Board of Directors of the Company in their meeting held on June 28, 2024, issued 24,99,98,963 equity shares and equity shares represented by ADS having face value of ₹ 10/- each at a Subscription Price of ₹ 10/- each amounting to ₹ 249.99 Crores, to the existing shareholders of the Company in the ratio of 1.36364 Equity Shares / ADRs for every 1 Equity Share held on a rights issue basis.

With effect from October 4, 2024, your Company has announced the ratio change from the current ratio, where one (1) ADS represents one (1) equity share, to a new ratio, where one (1) ADS represents six (6) equity shares, with no change to the Company's equity shares.

During the financial year, the paid-up share capital of the Company has also increased on account of the exercise of stock options by Associates under the Associate Stock Option Plan, 2014 (ASOP).

No employee was issued stock options during the year.

The options issued under ASOP 2014 and the disclosures in compliance with the provisions of Section 62 of the Act read with Rule 12 (9) of the Companies (Share Capital and Debentures) Rules, 2014, are set out below:

S. No.	Particulars	2024-25		2023-24	
		No of Options	No of Employees	No of Options	No of Employees
1.	Options granted	Nil	Nil	Nil	Nil
2.	Options vested	24,43,621	125	7,51,500	126
3.	Options exercised	1,28,496	15	4,97,091	16
4.	Total number of shares arising as a result of exercise of option	1,28,496	15	4,97,091	16
5.	Options lapsed	21,41,158	112	1,46,700	4
6.	Exercise price	₹ 235.38, ₹ 261.54 and ₹ 265.38		Varies based on the date of allotment ranging from ₹ 66.60 to ₹ 230.97	
7.	Variation of terms of options	Nil	Nil	Nil	Nil
8.	Money realized by exercise of options (in Lakhs)	₹ 320.44	0	₹ 418.04	18
9.	Total number of options in force	1,73,967	17	63,29,187	119

*The aforesaid stock options reflect the changes due to the corporate actions effected during the year such as rights issue and change in ratio, whereby one (1) ADS represents six (6) equity shares.



Employee-wise details of options granted to:

S. No.	Particulars	No. of Options
1.	Key Managerial Personnel	-
2.	Any other employee who receives a grant of options in any one year of option amounting to five percent or more of options granted during that year	-
3.	Identified employees who were granted options, during any one year, equal to or exceeding one percent of the issued capital (excluding outstanding warrants and conversions) of the Company at the time of grant	-

Pursuant to the recommendations of the Compensation / Nomination and Remuneration Committee, the Board at its meeting held on January 17, 2025, considered and approved the formulation and implementation of Sify Network Infra Services Incentive Plan 2025.

During the year, the Company has:

a.   Not issued any preference shares

b.   Not issued any equity shares with differential rights as to dividend, voting or otherwise

c.   Not issued any sweat equity shares

d.   Not issued any shares to trustees for the benefit of employees

e.   Not issued any securities which carry a right or option to convert such securities into equity shares.

Credit Rating

Sify Technologies Limited		
Rating Agency	Type	Rating
ICRA*	Long Term	AA-
	Short Term	A1+
CARE#	Long Term	AA-
	Short Term	A1+

*ICRA has re-affirmed credit rating on September 30, 2024

#CARE has re-affirmed credit rating on March 24, 2025

Particulars of Loans, Guarantees and Investments

The details of Loans, Guarantees and Investments covered under the provisions of Section 186 of the Act forms part of Note 4 to the Standalone Financial Statements of the Company for the year ended March 31, 2025.

Deposits

Your Company has not accepted any deposits within the meaning of Section 73 of the Act read with the Companies (Acceptance of Deposits) Rules, 2014.

Material Changes and Commitments affecting the financial position of the Company

There were no material changes and commitments affecting the financial position of the Company that occurred between the end of the financial year and the date of this report.

BUSINESS REVIEW

Business Strategy and Overview:

The Indian Enterprise Connectivity market is poised for robust growth leading up to 2030, driven by rapid digitization, 5G rollout, and increasing adoption of cloud and edge computing.

As businesses prioritize digital transformation, the demand for reliable, high-speed, and secure connectivity solutions is expected to surge. According to industry reports from NASSCOM, Deloitte, and IDC, the enterprise connectivity segment in India is projected to grow at a CAGR of over 10%, reaching a market size of approximately USD 20 billion by 2030.

Key drivers include the proliferation of data-intensive applications such as AI, IoT, and video conferencing, which require low-latency, high-bandwidth networks. The accelerated deployment of 5G is set to revolutionize enterprise operations, offering enhanced mobility, seamless connectivity, and support for mission-critical applications. Furthermore, hybrid work models and increased cloud adoption are amplifying the need for secure and scalable connectivity solutions such as SD-WAN, MPLS, and private LTE networks.

Enterprises across manufacturing, BFSI, healthcare, and retail sectors are increasingly investing in network modernization to stay competitive. The government's initiatives under Digital India and BharatNet are catalyzing infrastructure development, particularly in Tier II and III cities, expanding the market's geographic footprint.



Looking ahead, collaboration between network operators, cloud providers, and system integrators will be crucial in delivering end-to-end, customized connectivity solutions. The convergence of connectivity with cybersecurity, automation, and analytics will define the next phase of enterprise networking in India, positioning it as a critical enabler of the country's digital economy by 2030.

Your Company's network connectivity strategy is deeply aligned with evolving industry trends, positioning the Company as a key enabler of India's digital transformation journey and inwardly, transforming from a traditional network services provider to a holistic digital infrastructure partner.

Over the next couple of years, the geography of Network connectivity will be reshaped by the following drivers.

1. **Digital Network Core Infrastructure Expansion**

    Your Company continues to invest in building a robust and future-ready digital backbone. This includes:

    - High-capacity fiber routes interconnecting key data centers and business hubs.
    - Enhanced edge connectivity through last-mile fiber and wireless deployments.
    - NLD between major cities.

    These investments ensure low-latency, high-reliability connectivity that supports advanced use cases like IoT, AI, and hybrid cloud environments.

2. **Integrated Network and Cloud Solutions**

    Leveraging its own Tier-III data centers and cloud capabilities, your Company delivers bundled solutions that combine:

    - SD-WAN and cloud-managed networks
    - Private connectivity to hyperscalers like AWS, Azure, and Google Cloud
    - Network security through integrated firewalls and SASE (Secure Access Service Edge)

    This full-stack approach appeals to enterprises seeking simplified vendor management and seamless cloud adoption.

3. **Focus on Verticalized Solutions**

    Your Company tailors its connectivity solutions to the unique needs of verticals such as BFSI, healthcare, manufacturing, and government. For example, it enables secure branch connectivity for banks and real-time telemedicine support for healthcare institutions.

4. **Alignment with Industry Trends**

    - 5G and Edge: Your Company has prepared for 5G interest by clients by upgrading its network to support ultra-low latency and high throughput, essential for Industry 4.0 applications.
    - Remote and Hybrid Work: It supports distributed workforces through secure, scalable VPN and SD-WAN solutions.
    - Cybersecurity Integration: Network offerings are integrated with advanced threat detection and compliance-ready architectures.

Looking Ahead:

As India's digital transformation accelerates, your Company is well-positioned to shape the future of network and data connectivity as an essential service for the ICT ecosystem. With a focus on innovation, customer-centricity, and strategic infrastructure investments, it continues to address evolving demands across businesses and government sectors.

Your Company's network business stands out as a key enabler of digital inclusion and enterprise growth. By leveraging its expertise and resources, it has become a trusted provider of agile, future-ready connectivity solutions. Committed to driving progress, your Company remains at the forefront of powering India's digital future.

Technology Trends:

Over the next couple of years, the profile of the Data Center landscape will be shaped by these key drivers.

1. **5G Rollout Enabling Edge Computing**

    The nationwide rollout of 5G is a game changer for data infrastructure. Low-latency and high-bandwidth networks enable real-time applications at the edge, such as IoT-enabled smart factories, autonomous systems, and immersive experiences (AR/VR). This is catalyzing the demand for distributed edge data centers in Tier II and III cities, bringing compute closer to end users.

2. **Accelerated Cloud Adoption and Hybrid IT Architectures**

    India's enterprises are rapidly migrating to cloud platforms to enable agility, cost-efficiency, and scalability. The increasing preference for hybrid cloud and multi-cloud strategies—where businesses use a mix of private and public cloud environments—demands robust, interconnected data center infrastructure. Hyperscalers like AWS, Azure, and Google Cloud are expanding their regions in India, while enterprises are setting up private clouds, boosting demand for both hyperscale and enterprise data centers.


3. AI and Data-Driven Workloads Requiring High Compute Power

The surge in AI/ML, big data analytics, and real-time applications (like chatbots, fraud detection, or recommendation engines) is pushing organizations to deploy high-performance computing (HPC) infrastructure. This fuels the growth of GPU-rich hyperscale data centers, while also necessitating edge data centers for faster data processing and lower latency—especially in sectors like manufacturing, retail, and healthcare.

4. Digital Public Infrastructure and Regulatory Push

Initiatives like Digital India, India Stack, and BharatNet are massively boosting data creation and consumption across sectors. Simultaneously, data localization norms and evolving regulations (like the Digital Personal Data Protection Act, 2023) require localized and compliant data center facilities, leading to a rise in enterprise and edge deployments.

5. Sustainability and Energy-Efficient Design

With rising power costs and ESG mandates, there's a growing emphasis on efficient networks and green data centers. Enterprises and hyperscalers are investing in technologies such as liquid cooling, renewable energy integration, and AI-driven energy management to reduce carbon footprints. Sustainable design is not only a compliance requirement but also a competitive differentiator in India's maturing data center market.

These trends together are shaping a diverse, scalable, and geographically distributed ICT ecosystem in India, driving significant investment and innovation across enterprise, hyperscale, and edge segments.

GOVERNANCE AND ETHICS

Corporate Governance

Your Company is compliant with the requirements of SEC / NASDAQ Regulations relating to the independence of Directors on the Board, Audit, Compensation and Nominating Committees.

In further compliance with the law of the land and the guidelines laid down by the Ministry of Corporate Affairs, the Company affirms its consonance with the principles of the National Guidelines on Responsible Business Conduct (NGRBC).

Businesses should:

1. conduct and govern themselves with integrity in a manner that is Ethical, Transparent and Accountable.

2. provide goods and services in a manner that is sustainable and safe.

3. respect and promote the well-being of all employees, including those in their value chains.

4. respect the interests of and be responsive to all their stakeholders.

5. respect and promote human rights.

6. respect and make efforts to protect and restore the environment.

7. when engaging in influencing public and regulatory policy, do so in a manner that is responsible and transparent.

8. promote inclusive growth and equitable development.

9. engage with and provide value to their consumers in a responsible manner.

Your Company ensures strict compliance with the Whistle Blower Policy and Code of Conduct for the Board of Directors and Senior Management.

The provisions of the Sarbanes-Oxley Act of 2002 which are applicable to the Company have been complied with.

Directors' responsibility statement

Your Directors state:

i) that in the preparation of the annual accounts, the applicable accounting standards had been followed and that there were no material departures therefrom;

ii) that they had selected such accounting policies and applied them consistently and made judgments and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company as at March 31, 2025 and of the loss of the Company for the year ended on that date;

iii) that they had taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Act, for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities;

iv) that they had prepared the annual accounts on a going concern basis;

v) that they had devised proper systems to ensure compliance with the provisions of all applicable laws and that such systems were adequate and operating effectively during the year ended March 31, 2025.



Board of Directors

As of March 31, 2025, the Company has seven Directors of which four are Independent Directors.

Directors and Key Managerial Personnel

Directors

Executive Directors:

Pursuant to the recommendations of Compensation / Nomination and Remuneration Committee, Board, and with the approval of the members at the AGM held on July 3, 2024 and subsequent approval of the Central Government, your Directors have appointed Mr. Raju Vegesna (DIN:00529027) as the Chairman and Managing Director of the Company for a further period of five years, effective July 18, 2024, without any remuneration, in accordance with the provisions of Sections 196, 197, 203, and Schedule V of the Act.

Mr. M. P. Vijay Kumar was appointed as a Whole-time Director of the Company for a period of 5 years effective November 14, 2022, as approved by the members in the AGM held on August 25, 2023.

Independent Directors

In accordance with the provisions of the Act and the Rules made thereunder, during the year:

- Dr. T. H. Chowdary (DIN:00107006), Mr. C. B. Mouli (DIN:00042949) and Mr. C. E. S. Azariah (DIN:06583815), Independent Directors of the Company completed their tenure of two terms of five years each and retired at the close of business hours of July 4, 2024.

- Mr. Arun Seth (DIN:00204434) was re-appointed as an Independent Director of the Company at the AGM held on July 3, 2024, for a further period of five consecutive years effective July 5, 2024, and whose term of office shall not be liable to retire by rotation.

- Dr. Ajay Kumar (DIN:01975789) was appointed as an Independent Director of the Company at the AGM held on July 3, 2024, for a period of five consecutive years effective

July 3, 2024, and whose term of office shall not be liable to retire by rotation.

- Dr. Thomas Michael Bradicich (DIN:10672895) was appointed as an Additional Director designated as an Independent Director with effect from July 5, 2024 for a term of 5 years, subject to the approval of members in the ensuing AGM and whose term of office shall not be liable to retire by rotation.

- Mrs. Padmaja Chunduru (DIN:08058663) was appointed as an Additional Director designated as an Independent Director on the Board of the Company with effect from October 12, 2024, for a term of 5 (Five) years, subject to the approval of members in the ensuing AGM and whose term of office shall not be liable to retire by rotation.

Retirement by rotation

Mrs. Vegesna Bala Saraswathi (DIN: 07237117), Director, retires by rotation at the ensuing AGM and being eligible, has offered herself for re-appointment. Your directors recommend her re-appointment to the members for approval.

Disqualification of Directors

Based on the written representations received, none of the Directors are disqualified from being appointed as Directors as specified in Section 164 (2) of the Act.

Declaration from Independent Directors

All the independent directors (IDs) have submitted their declaration of independence, as required pursuant to Section 149 (7) of the Act, confirming that they meet the criteria of independence as provided in Section 149 (6) of the Act. In the opinion of the board, the IDs fulfil the conditions specified in the Act and the Rules made there under for appointment as IDs including the integrity, expertise and experience and confirm that they are independent of the management. All the IDs of the Company have registered their names with the data bank of IDs.

During the year, the Board of Directors of your Company met eight times. The details of the meetings and the attendance of the Directors are as follows:

Attendance of Directors:

Quarter	Meeting No.	Date of Board Meeting	No. of Directors entitled to attend the meeting	No. of Directors attended the meeting
Q1	1	April 22, 2024	7	7
	2	May 10, 2024	7	7
	3	June 28, 2024	7	7
Q2	4	July 19, 2024	6	6
	5	September 13, 2024	6	6
Q3	6	October 22, 2024	7	7
Q4	7	January 17, 2025	7	7
	8	March 15, 2025	7	7

The maximum interval between any two Meetings did not exceed 120 days as prescribed under Section 173 (1) of the Act and Secretarial Standard on Meetings of the Board of Directors.


Key Managerial Personnel

During the financial year, Mr. M. P. Vijay Kumar, Whole-time Director and Chief Financial Officer (CFO) relinquished his position as CFO, Key Managerial personnel of the Company effective October 22, 2024. Subsequently, the Company appointed Mr. V. Ramanujan as CFO, Key Managerial personnel of the Company effective October 22, 2024.

Pursuant to the provisions of Section 203 of the Act read with Rule 8 of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014, the following employees of the Company are the whole-time Key Managerial Personnel of the Company as on March 31, 2025:

Mr. Raju Vegesna	Chairman and Managing Director
Mr. M. P. Vijay Kumar	Whole-time Director
Mr. V. Ramanujan	Chief Financial Officer
Mrs. Meenakshi Jayaraman	Company Secretary

Committees

Audit Committee

The Audit Committee consists of Mr. Arun Seth, Dr. Ajay Kumar, and Mrs. Padmaja Chunduru as members. Mr. Arun Seth, who is a Financial Expert, is the Chairman of the Audit Committee.

During the year, the committee met six times. The dates of meetings are:

- April 22, 2024
- April 30, 2024
- July 18, 2024
- October 21, 2024
- January 13, 2025 and
- January 16, 2025

Attendance of members

Name of the Member	No. of Meetings attended
Mr. C. B. Mouli*	2
Mr. C. E. S. Azariah*	2
Dr. Thomas Michael Bradicich**	1
Mr. Arun Seth	6
Dr. Ajay Kumar**	4
Mrs. Padmaja Chunduru**	3

*Consequent to completion of the tenure as Independent Directors, Mr. C. B. Mouli and Mr. C. E. S. Azariah retired on July 4, 2024, and hence attended the first two meetings of the Committee.

**Consequent to the change in composition of the Board, the Audit Committee was reconstituted on July 10, 2024, with Mr. Arun Seth, Dr. Ajay Kumar and Dr. Thomas Michael Bradicich as the members of the Committee. The Audit Committee was further reconstituted effective October 13, 2024, with Mr. Arun Seth, Dr. Ajay Kumar, and Mrs. Padmaja Chunduru as its members.

Compensation / Nomination & Remuneration Committee

The Compensation / Nomination & Remuneration Committee consists of Dr. Ajay Kumar, Mr. Arun Seth, and Dr. Thomas Michael Bradicich as Members. Dr. Ajay Kumar is the Chairman of the Committee.

The Company has framed a Policy on the Directors' appointment and remuneration including criteria for determining qualifications, positive attributes, independence of a Director and other matters provided under Section 178 (3) of the Act.

During the year, the Committee met five times. The dates of meetings are:

- April 22, 2024
- June 28, 2024
- July 18, 2024
- October 21, 2024 and
- January 16, 2025

Attendance of members:

Name of the Member	No. of Meetings attended
Dr. T. H. Chowdary*	2
Mr. C. B. Mouli*	2
Mr. C. E. S. Azariah*	2
Dr. Ajay Kumar**	3
Mr. Arun Seth**	3
Dr. Thomas Michael Bradicich**	3

*Consequent to completion of the tenure as Independent Directors, Dr. T.H. Chowdary, Mr. C. B. Mouli and Mr. C. E. S. Azariah retired on July 4, 2024, and hence attended the first two meetings of the Committee.

**Consequent to the reconstitution of Compensation / Nomination & Remuneration Committee during the financial year, Dr. Ajay Kumar, Mr. Arun Seth and Dr. Thomas Michael Bradicich were appointed as the members of the Committee effective July 10, 2024.

Corporate Social Responsibility Committee

The Corporate Social Responsibility Committee consists of Mrs. Vegesna Bala Saraswathi, Mr. Raju Vegesna, and Dr. Thomas Michael Bradicich as members. Mrs. Vegesna Bala Saraswathi is the Chairperson of the Committee.

During the year, the Committee met twice on April 22, 2024, and July 18, 2024, respectively.

Attendance of members:

Name of the Member	No. of Meetings attended
Mr. C. E. S. Azariah*	1
Mrs. Vegesna Bala Saraswathi	2
Mr. Raju Vegesna	2
Dr. Thomas Michael Bradicich**	1

*Consequent to completion of the tenure as Independent Directors, Mr. C. E. S. Azariah retired on July 4, 2024, and hence attended the first meeting of the Committee.

**Consequent to the reconstitution of Corporate Social Responsibility Committee during the financial year, Dr. Thomas Michael Bradicich was appointed as a member of the Committee effective July 10, 2024.



Technology and Sustainability Committee

With the primary purpose of assisting the Board in overseeing the Company's technology programs and sustainability initiatives, the Technology and Sustainability Committee is constituted by the Board as a voluntary Committee. The Committee consists of Dr. Thomas Michael Bradicich, Mr. Raju Vegesna, Mr. Arun Seth, as members. Dr. Thomas Michael Bradicich is the Chairman of the Committee. Chief Executive Officer, Chief Technology Officer of the business, Chief Digital Officer and Chief Information Security Officer are the permanent invitees.

During the year, the Committee met twice on October 21, 2024, and January 16, 2025, respectively.

Attendance of members:

Name of the Director	No. of Meetings held	No. of Meetings attended
Mr. Raju Vegesna	2	2
Dr. Thomas Michael Bradicich	2	2
Dr. Ajay Kumar*	2	-
Mr. Arun Seth	2	2

*Consequent to the constitution of Technology and Sustainability Committee during the financial year, Dr. Thomas Michael Bradicich, Mr. Raju Vegesna, Dr. Ajay Kumar, and Mr. Arun Seth were appointed as the members of the Committee effective July 10, 2024. The Committee was further reconstituted effective October 13, 2024, with Dr. Thomas Michael Bradicich, Mr. Raju Vegesna and Mr. Arun Seth as its members.

Statement of Performance Evaluation by the Board

The Board of Directors of your Company, based on procedures (through questionnaires, One to One Meetings, and discussion with all the stakeholders), have evaluated its performance, its Committees, and Individual Directors.

The performance evaluation criteria for Directors are determined by the Compensation / Nomination and Remuneration Committee.

In a separate meeting of Independent Directors, performance of Non-Independent Directors, the Board as a whole and the Chairman of the Company was evaluated, taking into account the views of Whole-time Directors and Non-Executive Directors. The Board and the Nomination and Remuneration Committee reviewed the performance of Individual Directors on the basis of criteria such as the contribution of the Individual Director to the Board and Committee Meetings.

Remuneration Policy

The Board, Compensation / Nomination and Remuneration Committee framed a charter for selection and appointment of Directors including determining qualifications, independence of a Director, Key Managerial Personnel, Senior Management Personnel and their remuneration as part of its charter and other matters provided under Section 178 (4) of the Act and the charter has been displayed on the Company's website at www.sifytechnologies.com.

Risk Management

The Board of Directors of the Company have approved the Risk Management Policy wherein all material risks faced by the Company are identified and assessed.

Business risks are identified based on incident analysis and the environment in which the Company operates and the focus on Risk Management continues to be high. The periodic assessment of the business risk environment is carried out to identify significant risks to the achievement of the business objectives of the Company. Key risks are reported and evaluated at appropriate forums and levels within the Company. The Risk Committee of the Company is responsible for assisting the Audit Committee with a full status of the risk assessment and management of the risks. The Audit Committee and the Board also obtain periodical updates on identified risks, depending upon the nature, quantum, and impact on the business.

Vigil Mechanism

In compliance with the procedure laid down under the Whistleblower Policy / Vigil mechanism as required under the Act / Sarbanes-Oxley Act, 2002, the Company has established procedures for:

i.   receiving, retaining and treating complaints received;

ii.   confidential, anonymous submission by Employees / Directors, of complaints regarding questionable accounting or auditing matters, conduct which results in a violation of law by Company or in a substantial mismanagement of Company resources;

iii. reporting genuine concerns by the Employees and Directors;

iv.   adequate safeguards against victimization of persons who use vigil mechanism.

NASDAQ Listing

Your Company has complied with all the Listing Rules as specified and has completed 25 continuous years of listing on the NASDAQ Stock market.

Related Party Transactions

Your Directors draw attention of the members to Note 35 to the Financial Statements which sets out disclosures on related party transactions.



All transactions with related parties that were entered into during the financial year were in the ordinary course of business and were on an arm's length basis. There were no material transactions made by the Company with related parties, i.e. transactions of the Company of material nature with its promoters, directors, or the management, their subsidiaries, or relatives, etc., which may have a potential conflict with the interest of the Company at large.

There were no contracts or arrangements entered with related parties during the year to be disclosed under Sections 188 (1) and 134 (3) (h) of the Act in form AOC-2.

Particulars of Employees

Your Company is an unlisted public company and hence the provisions of Section 197 (12) of the Act and Rule 5 (2) of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014 are not applicable to the Company.

Policy on Sexual Harassment of Women at Workplace (Prevention, Prohibition and Redressal) Act, 2013

Your Company has a zero-tolerance approach for sexual Harassment of Women at Workplace. A Policy has been framed and adopted for prevention, prohibition and redressal of sexual harassment at workplace in line with the provisions of Sexual Harassment of Women at Workplace (Prevention, Prohibition and Redressal) Act, 2013 and the Rules framed thereunder. An Internal Complaints Committee has been constituted and there were no complaints reported under the Act during the year.

Annual Return

In accordance with Sections 134 (3) (a) and 92 (3) of the Act, the annual return in form MGT-7 is placed on the website of the Company and is available on the weblink: www.sifytechnologies.com.

Secretarial Standards

Your Company has complied with the provisions of the Secretarial Standards issued by the Institute of Company Secretaries of India in respect of meetings of the board of directors and general meetings held during the year.

INTERNAL FINANCIAL CONTROLS AND AUDIT

Adequacy of Internal Financial Controls

The Internal Financial Control is a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of Financial Statements for external purposes in accordance with applicable reporting requirement standards. Our Internal Financial Control includes:

- that all disclosures as required by law and applicable accounting/reporting standards have been complied with;

- that all policies and procedures of the Company have been adhered to and those policies and procedures relating to safeguarding of assets have been complied with;

- that compliance of such policies and procedures enable prevention and detection of fraud and error;

- that policies and procedures adopted by the Company ensure accuracy and completeness of accounting records.

On account of its inherent limitations, Internal Financial Control may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Your Company continues to strengthen the internal control over financial reporting and improve operational efficiency by providing training to its associates. During the year, your Company imparted specific training to its associates in the area of classification and presentation of financial instruments.

The assessment of the effectiveness of our Internal Financial Control as of March 31, 2025, was conducted. The assessment of Internal Financial Control was based on the evaluation of the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Tread way Commission (COSO). Based on the assessment, it was concluded that your Internal Financial Control was effective as of March 31, 2025.

Auditors

Statutory Auditors

M/s. Manohar Chowdhry & Associates, Chartered Accountants were appointed by the members of the Company in the Twenty Fifth Annual General Meeting held on September 15, 2021 as the Statutory Auditors for a term of Five years till the conclusion of Thirtieth Annual General Meeting of the Company scheduled to be held in the year 2026 and as such they continue to hold office. The Company has also received written consent from the Statutory Auditors that they satisfy the criteria provided under Section 141 of the Act and that their continued appointment shall be in accordance with the applicable provisions of the Act and the Rules framed thereunder.

Report

The Report issued by M/s. Manohar Chowdhry & Associates, Chartered Accountants, the Statutory Auditors, forming part of the Annual Report, does not contain any qualification, reservation, adverse remark, or disclaimer.

There was no fraud reported by auditors of the Company as given under Section 143 (12) of the Act read with the Companies (Audit and Auditors) Rules, 2014.

Internal Auditors

Pursuant to the provisions of Section 138 of the Act read with Rule 13 of Companies (Accounts) Rules, 2014, M/s Yoganandh & Ram LLP was appointed as the Internal Auditor of the Company by the Board of Directors at their meeting held on April 22, 2024 to conduct the Internal Audit for the financial year ended March 31, 2025.



Secretarial Auditor

Pursuant to the provisions of Section 204 of the Act read with the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014, the Company has appointed Mr. V. Ramasubramanian, Company Secretary in Practice, to undertake the Secretarial Audit of the Company.

Report

The Report of the Secretarial Auditor in Form MR-3 for the financial year ended March 31, 2025, forms part of this report which is given as Annexure 2.

The Board has reappointed Mr. V. Ramasubramanian, Practicing Company Secretary, as the Secretarial Auditor of the Company for the financial year 2024-25.

The Report does not contain any qualification, reservation, adverse remark, or disclaimer.

Cost Auditor

Pursuant to the provisions of Section 148 of the Act and the Rules made thereunder, the Company has appointed the Cost Auditor as given below to undertake the Cost Audit of the Company. Pursuant to the recommendation of the Audit Committee, the Board has approved the appointment of Mr. S. Ramachandran, Cost Accountant, as the Cost Auditor, for the financial year 2024-25. As required under the Act, a resolution ratifying the remuneration payable to the cost auditors has been placed before the members for their approval, at the ensuing annual general meeting.

Report and Cost Records

As specified by the Central Government under Section 148 (1) of the Act, the Company has maintained cost accounts and records. The Cost Auditor will submit his report for the financial year 2024-25 before the due date.

SOCIAL RESPONSIBILITY AND SUSTAINABILITY

Corporate Social Responsibility

The Company believes in alignment of its vision and through its CSR initiatives, to enhance value and promote social sustainability, sustainable development of the environment and social welfare of the people and society at large, more specifically for the deprived and underprivileged persons.

The Company has put in place a CSR policy. The policy along with the composition of CSR Committee and projects approved by the Board are available on the website of the Company (weblink: www.sifytechnologies.com).

As per the provisions of the Act, the Company is required to spend at least 2% of the average net profits of the Company made during the three immediately preceding financial years. This amount aggregated to ₹ 61.50 Lakhs and the Company spent ₹ 61.50 Lakhs towards CSR activities during the financial year 2024-25, the details of which are annexed to and forms part of this report which is given as Annexure 1.

Human Resource Management

Your Company considers its human resources as an important asset and endeavors to nurture, groom and retain talent to meet the current and future needs of its business. The Company has conducted management and supervisory development programs as well as put in place succession plan and long-term career growth plan and has also invested in upskilling our employees to meet the demands of the fast-changing technology landscape by conducting training through Sify MyAcademy. Our training hours went up multifold in the current year. We continue to provide a conducive work environment and opportunities for the development of its employees. The number of employees of the Company as on March 31, 2025, was 1,116.

Conservation of Energy and Technology Absorption

Conservation of Energy

Data Centers are energy intensive, and your Company has been working continuously to ensure that the Company operates in the most energy efficient manner. Across all the Data Centers in India, the Company has implemented comprehensive energy conservation and efficiency programs through energy usage optimization which eradicates energy hot spots through UPS optimization, installation of power factor controllers and installation of precision air handling units and maintaining power utilization efficiency to improve effectiveness across all the Data Centers.

Technology Absorption

The Company has deployed the latest technologies in its businesses which have helped with improving the quality of its services and productivity of its resources. The Company's operations do not require significant import of technology.

Foreign Exchange Earnings and Outgo

Details of Foreign Exchange Earnings and outgo during the year are as follows:

Foreign Exchange Inflow: ₹ 20,472 Lakhs

Foreign Exchange Outgo: ₹ 24,593 Lakhs

OTHER DISCLOSURES

Order of the Court

During the year, there were no significant and material orders passed by the Regulators or Courts or Tribunals impacting the going concern status and Company's operations in future.


Change in the nature of business of the Company

There is no change in the Company's business activities and its nature of business during the current financial year, i.e., the Company continues to carry on the business within the scope of the main objects of its Memorandum of Association.

Others

- There was no instance of a one-time settlement with any Bank or Financial Institution.

- There were no proceedings pending under the Insolvency and Bankruptcy Code, 2016.

- There were no mergers made by the Company during the financial year.

- There were no revisions in the financial statements during the year.

ACKNOWLEDGEMENT

We, the Directors, take this opportunity to thank all Investors, Customers, Vendors, Banks, and Government Authorities for their continued support and wish to place on record our appreciation for the valuable contribution made by the employees.

For and on behalf of the Board

Place: **Chennai**
Date: April 18, 2025

Raju Vegesna
Chairman and Managing Director
(DIN: 00529027)



Annual Report on CSR Activities

1. **Brief Outline on CSR Policy of the Company:**

i. Sify Technologies Limited (STL) believes in alignment of its vision and through its CSR initiatives, to enhance value and promote social sustainability, sustainable development of the environment and social welfare of the people and society at large, more specifically for the deprived and underprivileged persons.

ii. The CSR Policy encompasses the Company's philosophy for contributing to society as a corporate citizen and lays down the guidelines and mechanism for undertaking socially useful programmes for the welfare and sustainable development of the community at large, is titled as the 'Sify CSR Policy'.

2. **Composition of CSR Committee**

S. No.	Name of the member	Designation / Nature of Directorship	Number of meetings of CSR Committee held during the year	Number of Meetings of CSR Committee attended during the year
1.	Mrs. Vegesna Bala Saraswathi	Chairman / Non-executive Director	2	2
2.	Mr. Raju Vegesna	Member / Chairman and Managing Director	2	2
3.	Mr. C E S Azariah*	Member / Independent Director	1	1
4.	Dr. Thomas Michael Bradicich*	Member / Independent Director	1	1

*At the Twenty-Eighth Annual General Meeting held on July 3, 2024, Mr. C. E. S. Azariah retired from the Board upon completion of his tenure as Independent Director. Dr. Thomas Michael Bradicich was appointed as an Independent Director on July 5, 2024. Consequent to the changes in Board composition, the CSR committee was re-constituted and Dr. Thomas Michael Bradicich was appointed as a member of the Committee.

3. **Provide the web-link where composition of CSR committee, CSR Policy and CSR Projects approved by the Board are disclosed on the website of the Company:**

https://www.sifytechnologies.com/investors/company-profile/csr-policy/

4. **Provide the details of Impact assessment of CSR projects carried out in pursuance of sub-rule (3) of rule 8 of the Companies (Corporate Social Responsibility Policy) Rules, 2014, if applicable (attach the report):**

Not Applicable

5. **Details of the amount available for set off in pursuance of sub-rule (3) of rule 7 of the Companies (Corporate Social Responsibility Policy) Rules, 2014 and amount required for set off for the financial year, if any:**

Nil

6. **Average Net Profit of the Company as per Section 135(5):**

Financial Year	Net Profit before exceptional items in ₹ Crores
2023-24	(1.20)
2022-23	30.35
2021-22	63.10
Total	**92.25**

Average Net Profit = ₹ 30.75 Crores

7. A) 2% of average net profit of the Company as per Section 135(5): ₹ 61.50 Lakhs

   B) Surplus arising out of the CSR projects or programmes or activities of the Previous Financial Years: Nil

   C) Amount required to be set off for the Financial Year, if any: Nil

   D) Total CSR obligation for the Financial Year (7A+7B-7C): ₹ 61.50 Lakhs



8. A) CSR amount spent or unspent for the Financial Year:

CSR Amount Spent for the Financial Year in ₹	Amount Unspent (in ₹)				
	Total Amount transferred to Unspent CSR Account as per section 135(6).		Amount transferred to any fund specified under Schedule VII as per second proviso to section 135(5).		
	Amount	Date of Transfer	Name of the fund	Amount	Date of Transfer
61,50,000	Not Applicable				

B) Details of CSR Amount spent against ongoing Projects for the Financial Year:

Not Applicable

C) CSR Amount spent against other than ongoing Projects for the Financial Year:

Amount spent as on March 31, 2025

Particulars	Amount in ₹
Pragna Bharati	10,00,000
Raju Vegesna Foundation (India)	51,50,000
Total	**61,50,000**

The details are given in annexure.

D) Amount spent in Administrative Overheads: Nil

E) Amount spent on impact Assessment, if applicable: Not Applicable

F) Total amount spent for the Financial Year (8B+8C+8D+8E): ₹ 61,50,000/-

G) Excess amount for set off if any: Nil

9. a) Details of Unspent CSR amount for the preceding three Financial Years: Nil

b) Details of CSR amount spent in the financial year for ongoing projects of the preceding Financial Year(s): Not Applicable

10. In case of creation or acquisition of capital asset, furnish the details relating to the asset so created or acquired through CSR spent in the financial year: Not Applicable

a) Date of creation or acquisition of the capital asset(s)

b) Amount of CSR spent for creation or acquisition of capital asset.

c) Details of the entity or public authority or beneficiary under whose name such capital asset is registered, their address etc.

d) Provide details of the capital asset(s) created or acquired (including complete address and location of the capital asset).

11. Specify the reason, if the Company has failed to spend 2% of the average net profit as per Section 135(5).

Not Applicable

Chennai
April 18, 2025

Vegesna Bala Saraswathi
Chairman

Raju Vegesna
Member



S. No.	Name of the project	Item from the list of activities in Schedule VII to the Act	Local Area (Yes / No)	Location of the Project (State / District)	Amount spent for the project in ₹	Mode of Implementation – Direct or Indirect	Contribution Made to
1.	NA	Item v of the schedule - Protection of national heritage, art, and culture; promotion and development of traditional arts and handicrafts	No	Hyderabad	10,00,000	Direct	M/s. Pragna Bharati
2.	NA	Item i & x of the schedule - eradicating hunger, promoting healthcare, and rural development projects	No	Telengana	51,50,000	Direct	M/s. Raju Vegesna Foundation (India)

Chennai
April 18, 2025

Vegesna Bala Saraswathi
Chairman

Raju Vegesna
Member

Form No MR-3

Secretarial Audit Report

For the Financial Year ended March 31, 2025

[Pursuant to Section 204 (1) of the Companies Act, 2013 and Rule No.9 of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014]

To
The Members
M/s. Sify Technologies Limited

I have conducted the Secretarial Audit of the compliance of the applicable statutory provisions and the adherence to Good Corporate Practices by **M/s Sify Technologies Limited** (CIN: U72200TN1995PLC050809) (hereinafter called the "Company"). The Secretarial Audit was conducted in a manner that provided me a reasonable basis for evaluating the Corporate Conducts / Statutory Compliances and expressing my opinion thereon.

Based on my verification of the Company's Books, Papers, Minute Books, Forms and Returns filed and other records maintained by the Company and also the information provided by the Company, its Officers, Agents and Authorized Representatives during the conduct of Secretarial Audit, I hereby report that in my opinion, the Company has, during the audit period covering the Financial Year ended on March 31, 2025 complied with the statutory provisions listed hereunder and also that the Company has proper Board-processes and compliance-mechanism in place to the extent, in the manner and subject to the reporting made hereinafter:

I have examined the Books, Papers, Minutes Books, Forms and Returns filed and other records maintained by the Company for the Financial Year ended on March 31, 2025 according to the provisions of:

1. The Companies Act, 2013 (the Act) and the Rules made thereunder.

2. The Securities Contracts (Regulation) Act, 1956 and the Rules made thereunder, to the extent applicable.

3. The Depositories Act, 1996 and the Regulations and Bye-laws framed thereunder.

4. Foreign Exchange Management Act, 1999 and the Rules and Regulations made thereunder to the extent of Foreign Direct Investment (FDI), Overseas Direct Investment (ODI) and External Commercial Borrowings (ECB). During the year under review, there were no fresh FDI into the Company and the Company has not made any ODI or borrowed any ECB.

    As required under FEMA, the Company has filed the Annual Performance Report for the Financial Year 2023-24 online with State Bank of India and AXIS Bank Limited on September 19, 2024 and Annual Return on Foreign Liabilities and Assets for the Financial Year 2023-24 online with RBI on July 30, 2024.

5. The Regulations and Guidelines prescribed under the Securities and Exchange Board of India Act, 1992 and the various Regulations enacted under the said Act are not applicable to the Company as the Company's Equity Shares are not listed in any Stock Exchanges in India.

6. The Company has complied with the following applicable Laws:

    a) Unified Licence Agreement compliance from Department of Telecommunications for carrying out Internet Service Provider - A, National Long Distance, International Long-Distance and Virtual Network Operation Services.

    b) The Employees Provident Funds and Miscellaneous Provisions Act, 1952.

    c) Employees State Insurance Act, 1948.

    d) Maternity Benefit Act, 1961.

    e) The Payment of Bonus Act, 1965.

    f) The Payment of Gratuity Act, 1972.

    g) The Tamilnadu Labour Welfare Fund Act, 1972.

    h) The Tamilnadu Shops and Establishments Act, 1947.

    I have also examined the compliance with the applicable clauses of the following:

    (i) Secretarial Standards (SS) SS-1 for the Board Meetings and Committee Meetings and SS-2 for the General Meetings issued by the Institute of Company Secretaries of India, New Delhi, in terms of the provisions of Section 118 (10) of the Act for the Financial Year under review.

    (ii) As the Company's Shares are not listed in any Stock Exchanges in India, the compliance under the provisions of Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 and the amendments thereto is not applicable.



From the verification of records and as per the information and explanation furnished to me, during the period under audit, the Company has complied with the provisions of the Act, Rules, Regulations, Guidelines, Standards, etc. mentioned above.

I have not examined the compliance by the Company with applicable Financial Laws, viz. Direct and Indirect Tax Acts, since the same have been subject to review by the Statutory Auditors and other designated Professionals.

I further report that:

i) The Board of Directors of the Company is duly constituted with proper balance of Executive Directors, Non-Executive Directors, Independent Directors, Woman Director and Key Managerial Personnel.

The changes in the composition of the Board of Directors and Key Managerial Personnel and other terms and conditions that took place during the period under review were carried out in compliance with the provisions of the Act.

(ii) Constituted the Audit Committee of the Board of Directors in terms of the provisions of Section 177 of the Act read with Rule 6 of the Companies (Meetings of Board and its Powers) Rules, 2014 along with Rule 4 of the Companies (Appointment and Qualifications of Directors) Rules, 2014.

(iii) Constituted Nomination and Remuneration Committee of the Board of Directors and has formulated "Nomination and Remuneration Policy" in terms of the provisions of Section 178 of the Act read with Rule 6 of the Companies (Meetings of Board and its Powers) Rules, 2014 along with Rule 4 of the Companies (Appointment and Qualifications of Directors) Rules, 2014.

(iv) Constituted the Corporate Social Responsibility (CSR) Committee to formulate and recommend to the Board a Corporate Social Responsibility Policy, prepare and recommend the list of CSR Projects / Programs, which the Company plans to undertake in compliance with the provisions of Section 135 of the Act read with Schedule VII and the Companies (Corporate Social Responsibility Policy) Rules, 2014.

During the year under review, the Company was required to spend ₹ 61.50 Lakhs and spent the entire amount for the projects recommended by the CSR Committee and approved by the Board of Directors in compliance with the provisions of the Act.

(v) The Company has complied with the provisions of Section 149 (8) read with Schedule IV of the Act on the code for independent Directors.

(vi) Adequate Notice was given to all the Directors to schedule the Board and Committee Meetings, Agenda and detailed Notes on Agenda were sent in advance and a system exists for seeking and obtaining further information and clarifications on Agenda items before the Meeting and for meaningful participation at the Meeting.

vii) Majority decision is carried through while the dissenting Members' views are captured and recorded as part of the Minutes. However, on perusal of the Minutes of the Board or Committee Meetings, it was observed that there was no dissenting note made by any of the Director.

I further report that there are adequate systems and processes in the Company commensurate with the size and operations of the Company to monitor and ensure compliance with applicable Laws, Rules, Regulations and Guidelines.

I further report that during the audit period:

(i) There were no instances of Public / Preferential Issue of Shares / Debentures / Sweat Equity etc.

However, the Company has issued and allotted 24,99,98,963 Equity Shares of ₹ 10/- each for cash at par to the Equity Shareholders and ADR holders on Right Basis in the ratio of 1.36364 Equity Shares / ADRs for every 1 Equity Share held in compliance with the provisions of Sections 39, 41 and 62(1)(a) of the Act read with the Companies (Share Capital and Debentures) Rules, 2014, the Companies (Issue of Global Depository Receipts) Rules, 2014, Depository Receipt Scheme, 2014 and the Foreign Exchange Management Act, 1999.

The Company has also issued and allotted 7,70,976 Equity Shares under the Employees Stock Option Plan 2014 and the Company has filed the necessary Forms with the MCA.

The Company has announced the ratio change from the current ratio, where one (1) ADS represents one (1) Equity Share, to a new ratio, where one (1) ADS represents six (6) Equity Shares with effect from October 4, 2024, with no change to the Company's Equity Shares.

(ii) There were no instances of Redemption / Buy-back of securities.



(iii) In terms of the powers conferred on the Board of Directors of the Company under Section 180(1)(a) and (c) of the Act by the Shareholders and with the approval of the Board:

a) The Company has created / modified the security both on the Movable and Immovable Properties of the Company for the various borrowings made, which were well within the limits approved by the shareholders by Special Resolution at the Twenty Fourth Annual General Meeting held on September 14, 2020.

b) The Company has borrowed funds from Banks and Non-Banking Financial Companies, which were well within the limits approved by the shareholders by Special Resolution at the Twenty Fourth Annual General Meeting held on September 14, 2020.

(iv) There was no merger / amalgamation / reconstruction of Companies during the period under review.

(iv) During the period under review, the Company has not entered into any Foreign Technical Collaboration Agreement.

Chennai
April 9, 2025

V Ramasubramanian
Practising Company Secretary
ACS No: 5890
COP No: 11325
Peer Review Certificate No: 1579/2021
UDIN: A005890G000062595

Independent Auditor's Report

To the Members of Sify Technologies Limited

Report on the Audit of the Standalone Financial Statements

OPINION

We have audited the accompanying standalone financial statements of Sify Technologies Limited ("the Company"), which comprise the Standalone Balance Sheet as at March 31, 2025, the Standalone Statement of Profit and Loss (including Other Comprehensive Income), the Standalone Statement of Changes in Equity and the Standalone Statement of Cash Flows for the year then ended, notes to the standalone financial statements, and summary of material accounting policies and other explanatory information (hereinafter referred to as the "Standalone financial statements").

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid Standalone financial statements give the information required by the Companies Act, 2013 ("the Act") in the manner so required and give a true and fair view in conformity with the Indian Accounting Standards prescribed under section 133 of the Act read with the Companies (Indian Accounting Standards) Rules, 2015, as amended, ("Ind AS") and other accounting principles generally accepted in India, of the state of affairs of the Company as at March 31, 2025, its loss and total comprehensive loss, its changes in equity and its cash flows for the year ended on that date.

BASIS FOR OPINION

We conducted our audit of the Standalone financial statements in accordance with the Standards on Auditing specified under section 143(10) of the Act ("SAs"). Our responsibilities under those Standards are further described in the Auditor's Responsibilities for the Audit of the Standalone Financial Statements section of our report. We are independent of the Company in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India ("ICAI") together with the ethical requirements that are relevant to our audit of the Standalone financial statements under the provisions of the Act and the Rules made thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI's Code of Ethics. We believe that the audit evidence we have obtained by us is sufficient and appropriate to provide a basis for our audit opinion on the Standalone financial statements.

KEY AUDIT MATTERS

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the Standalone financial statements of the current period. These matters were addressed in the context of our audit of the Standalone financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. We have determined the matters described below to be the key audit matters to be communicated in our report.

S No.	Key Audit Matter	Auditor's Response
1	**Valuation of Trade Receivables:** The collectability of the Company's aged Trade Receivables and the valuation of allowance for impairment of Trade Receivables is a Key Audit Matter due to the judgement involved in assessing the recoverability. The Trade Receivables as at March 31, 2025 is ₹ 39,952 lakhs and Allowance for bad and doubtful debts charged in the Statement of Profit and Loss for the year ended March 31, 2025 is ₹ 598 lakhs.	**Principal Audit Procedures Performed:** In view of the significance of the matter, we applied the following audit procedures in this area, among others, to obtain sufficient appropriate audit evidence: • We evaluated and tested the Company's processes for trade receivables, including the credit control, collection, and provisioning processes. • We evaluated the management view point and estimates used to determine the allowance for bad and doubtful debts. • We verified the appropriateness of the accounting policies as disclosed in Note C(2)(a) to the Standalone financial statements. • We have reviewed the ageing, tested the validity of the receivables, the subsequent collections of trade receivables, the past payment and credit history of the customer, disputes (if any) with customers and based on discussion with the Company's management (information and explanation provided by them) and evidences collected, we understood and evaluated the reason for delay in realisation of the receivables and possibility of realisation of the aged receivables. • Where there were indicators that trade receivables were unlikely to be collected, we assessed the adequacy of allowance for impairment of trade receivables. • We tested the sufficiency of the allowance for bad and doubtful debts charged in the Statement of Profit and Loss for the year ended March 31, 2025.



INFORMATION OTHER THAN THE FINANCIAL STATEMENTS AND AUDITOR'S REPORT THEREON

The Company's Board of Directors are responsible for the preparation of the other information. The other information comprises the Board's Report including Annexures to Board's Report, but does not include the Consolidated financial statements, Standalone financial statements and our auditor's report thereon.

Our opinion on the Standalone financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the Standalone financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the Standalone financial statements or our knowledge obtained during the course of our audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information; we are required to report that fact. We have nothing to report in this regard.

RESPONSIBILITIES OF MANAGEMENT AND THOSE CHARGED WITH GOVERNANCE FOR THE STANDALONE FINANCIAL STATEMENTS

The Company's Board of Directors is responsible for the matters stated in section 134(5) of the Act with respect to the preparation of these Standalone financial statements that give a true and fair view of the financial position, financial performance including comprehensive income, changes in equity and cash flows of the Company in accordance with Ind AS and other accounting principles generally accepted in India. This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the Standalone financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

In preparing the Standalone financial statements, the Management and the Board of Directors are responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Company's Board of Directors are responsible for overseeing the Company's financial reporting process.

AUDITOR'S RESPONSIBILITIES FOR THE AUDIT OF THE STANDALONE FINANCIAL STATEMENTS

Our objectives are to obtain reasonable assurance about whether the Standalone financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these Standalone financial statements.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the Standalone financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal financial controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances. Under section 143(3)(i) of the Act, we are also responsible for expressing our opinion on whether the Company has adequate internal financial controls with reference to Standalone financial statements in place and the operating effectiveness of such controls.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the management.

- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the Standalone financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or



conditions may cause the Company to cease to continue as a going concern.

- Evaluate the overall presentation, structure, and content of the Standalone financial statements, including the disclosures, and whether the Standalone financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

Materiality is the magnitude of misstatements in the Standalone financial statements that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the Standalone financial statements may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the financial statements.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the Standalone financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

REPORT ON OTHER LEGAL AND REGULATORY REQUIREMENTS

1. As required by the Companies (Auditor's Report) Order, 2020 ("the Order"), issued by the Central Government of India in terms of section 143(11) of the Act, we give in "Annexure A", a statement on the matters specified in paragraphs 3 and 4 of the Order, to the extent applicable.

2. As required by Section 143(3) of the Act, based on our audit, we report that:

    a. We have sought and obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit.

    b. In our opinion, proper books of account as required by law have been kept by the Company so far as it appears from our examination of those books.

    c. The Standalone Balance Sheet, the Standalone Statement of Profit and Loss including Other Comprehensive Income, Standalone Statement of Changes in Equity and the Statement of Cash Flow dealt with by this Report are in agreement with the books of account.

    d. In our opinion, the aforesaid Standalone financial statements comply with the Ind AS specified under Section 133 of the Act.

    e. On the basis of the written representations received from the directors as on March 31, 2025 taken on record by the Board of Directors, none of the directors is disqualified as on March 31, 2025 from being appointed as a director in terms of section 164(2) of the Act.

    f. With respect to the adequacy of the internal financial controls with reference to the Standalone financial statements of the Company and the operating effectiveness of such controls, refer to our separate Report in "Annexure B". Our report expresses an unmodified opinion on the adequacy of operating effectiveness of the Company's internal financials controls with reference to Standalone financial statements.

    g. With respect to the other matter to be included in the Auditor's Report in accordance with the requirements of section 197(16) of the Act, as amended:

        As explained in Note D(35) to the Standalone financial statements, we report that the Company has paid remuneration to its directors in excess of limits laid down under Section 197 read with Schedule V to the Act by ₹ 198 lakhs, for which approval of the shareholders has been obtained as per the provisions under the Companies Act, 2013.

    h. With respect to the other matters to be included in the Auditor's Report in accordance with Rule 11 of the Companies (Audit and Auditors) Rules, 2014, as amended, in our opinion and to the best of our information and according to the explanations given to us:

        i. The Company has disclosed the impact of pending litigations on its financial position in its Standalone financial statements – Refer Note D(21)(a) (Contingent liabilities) and Note D(40) (Legal proceedings) to the Standalone financial statements;



ii.   The Company has made provision, as required under the applicable law or accounting standards, for material foreseeable losses, if any, on long-term contracts including derivative contracts – Refer Note D(37)(a) (Derivative Financial instruments) to the Standalone financial statements;

iii.   There has been no delay in transferring amounts, required to be transferred, to the Investor Education and Protection Fund by the Company.

iv.   (a)   The Management has represented that, to the best of its knowledge and belief, no funds (which are material either individually or in the aggregate) have been advanced or loaned or invested (either from borrowed funds or share premium or any other sources or kind of funds) by the Company to or in any other person or entity, including foreign entity ("Intermediaries"), with the understanding, whether recorded in writing or otherwise, that the Intermediary shall, whether, directly or indirectly lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Company ("Ultimate Beneficiaries") or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries;

(b)   The Management has represented, that, to the best of its knowledge and belief, other than as disclosed in Note D(52)(xv) to the Standalone financial statements, no funds have been received by the Company from any person or entity, including foreign entity ("Funding Parties"), with the understanding, whether recorded in writing or otherwise, that the Company shall, whether, directly or indirectly, lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Funding Party ("Ultimate Beneficiaries") or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries;

(c)   Based on the audit procedures performed and explanation received, nothing has come to our notice that has caused us to believe that the representations under sub-clause (i) and (ii) of rule 11(e), as prescribed under (a) and (b) above, contain any material misstatement.

v.   The Company has not declared or paid any dividend during the year and has not proposed final dividend for the year.

vi.   Based on our examination which included test checks, the Company has used accounting software for maintaining its books of account which has a feature of recording audit trail (edit log) facility and the same has operated throughout the year for all relevant transactions recorded in the software – refer Note D(50) to the Standalone financial statements. Further, during the course of our audit we did not come across any instance of audit trail feature being tampered with. Additionally, the audit trail has been preserved by the Company as per the statutory requirements for record retention.

Place: Chennai
Date: April 18, 2025

For Manohar Chowdhry & Associates
Chartered Accountants
Firm Registration No: 001997S

K S Y Suryanandh
Partner
Membership No: 237830
UDIN: 25237830BMNTLU2300



Annexure A to The Independent Auditor's Report

(Referred to in paragraph 1 under 'Report on Other Legal and Regulatory Requirements' section of our report of even date)

In terms of the information and explanations sought by us and given by the Company and the books of account and records examined by us in the normal course of audit and to the best of our knowledge and belief, we state that

(i) (a) (A) The Company has maintained proper records showing full particulars including quantitative details and situation of Property, Plant and Equipment and relevant details of right of use assets.

(i) (a) (B) The Company has maintained proper records showing full particulars of intangible assets.

(i) (b) The Company, except for customer premises equipment, bandwidth and optic fibre cable which due to their nature or location are not verifiable, has a program of verification to cover all the items of Property, Plant and Equipment and right of use assets in a phased manner of 3 years which, in our opinion, is reasonable having regard to the size of the Company and the nature of its assets. Pursuant to the program, certain Property, Plant and Equipment and right of use assets were physically verified by the management during the year. According to the information and explanations given to us, no material discrepancies were noticed on such verification.

(i) (c) With respect to immovable properties (other than properties where the Company is the lessee and the lease are duly executed in favour of the Company) disclosed in the Standalone financial statements and according to the information and explanations given to us and based on the examination of the property tax receipts and utility bills for self-constructed buildings, registered sale deed / transfer deed / conveyance deed or court orders approving schemes of arrangements / amalgamations (as applicable) provided to us, we report that, the title deeds of such immovable properties are held in the name of the Company as at the balance sheet date.

(i) (d) The Company has not revalued any of its Property, Plant and Equipment (right of use assets) and intangible assets during the year ended March 31, 2025.

(i) (e) According to the information and explanations provided to us, no proceedings have been initiated during the year or are pending against the Company as at March 31, 2025 for holding any benami property under the Benami Transactions (Prohibition) Act, 1988 (as amended in 2016) and rules made thereunder.

(ii) (a) The Company does not have any inventory and hence reporting under clause 3(ii)(a) of the Order is not applicable.

(ii) (b) As disclosed in note D(17) to the Standalone financial statements, the Company has been sanctioned working capital limits in excess of ₹ 5 crores in aggregate from banks and / or financial institutions during the year on the basis of security of current assets of the Company. Based on our examination of the records of the Company, the quarterly returns / statements filed by the Company for the quarters ending June 2024, September 2024 and December 2024 with such banks and financial institutions are in agreement with the books of account of the Company. The returns for the quarter ending March 2025 were not filed by the Company at the time of finalising the audit.

(iii) (a) During the year the Company has provided loans and stood guarantee to Companies as follows:

Particulars	Guarantees (₹ in lakhs)	Loans (₹ in lakhs)
Aggregate amount granted / provided during the year		
- Subsidiaries	248.39	9,000
Balance outstanding as at balance sheet date in respect of above cases		
- Subsidiaries	186.21	9,000

(iii) (b) In our opinion, the investments made, guarantees provided and the terms and conditions of the grant of loans, during the year are, prima facie, not prejudicial to the Company's interest.

(iii) (c) In respect of loans granted by the Company, the schedule of repayment of principal and payment of interest has been stipulated and the repayments of principal amounts and receipts of interest are generally been regular as per stipulation.

(iii) (d) According to the information and explanations given to us and based on the audit procedures performed, in respect of loans granted by the Company, there are no overdue amounts remaining outstanding as at the balance sheet date which are overdue for more than ninety days.

(iii) (e) During the year, the Company had renewed loans granted to its subsidiary to settle the loans granted to it which had fallen due during the year. The



aggregate amount of such dues renewed by fresh loans and the percentage of the aggregate to the total loans granted during the year are as follows:

Name of party	Aggregate amount of overdue of existing loans renewed by fresh loans (₹ in lakhs)	Percentage of the aggregate to the total loans granted during the year
Sify Infinit Spaces Limited	900	9%

(iii) (f) As disclosed in Note D(52) clause (v) to the Standalone financial statements, the Company has not granted any loans or advances in the nature of loans, either repayable on demand or without specifying any terms or period of repayment to companies, firms, Limited Liability Partnerships or any other parties. Accordingly, the requirement to report on clause 3(iii)(f) of the Order is not applicable to the Company.

(iv) According to the information and explanations provided to us, the Company has complied with the provisions of Sections 185 and 186 of the Companies Act, 2013 in respect of loans granted, investments made and guarantees and securities provided, as applicable.

(v) According to the information and explanations provided to us, the Company has neither accepted any deposits from the public nor accepted any amounts which are deemed to be deposits within the meaning of sections 73 to 76 of the Companies Act and the rules made thereunder, to the extent applicable. Hence, the requirement to report on clause 3(v) of the Order is not applicable.

(vi) We have broadly reviewed the books of account maintained by the Company pursuant to the rules made by the Central Government of India for the maintenance of cost records under section 148(1) of the Companies Act, 2013, related to the network services, and are of the opinion that, prima facie, the specified accounts and records have been made and maintained. We have not, however, made a detailed examination of the same.

(vii) (a) According to the information and explanations given to us and based on the examination of the records of the Company,

• undisputed statutory dues including goods and services tax, provident fund, employees' state insurance, income tax, duty of custom, cess and other statutory dues have generally been regularly deposited with the appropriate authorities; and

• no undisputed amounts payable in respect of goods and services tax, provident fund, employees' state insurance, income tax, duty of custom, cess and other statutory dues were outstanding, at the year end, for a period of more than six months from the date they became payable.

(vii) (b) According to the information and explanations given to us and based on the examination of the records of the Company, the dues of goods and services tax, income tax, sales tax, service tax, value added tax, cess, and other statutory dues which have not been deposited on account of any dispute, are as follows:

Name of statute	Nature of Dispute	Period to which the amount relates	Forum where dispute is pending	Total Disputed Amount * (₹ in Lakhs)
Finance Act, 1994 (Service Tax)	CENVAT	April 2005 to September 2006, October 2006 to Sep 2007, October 2007 to March 2008	High Court	2,315
Finance Act, 1994 (Service Tax)	CENVAT	Oct05-Mar10	High Court	1,390
Finance Act, 1994 (Service Tax)	CENVAT	Mar07-Mar10	High Court	55
Finance Act, 1994 (Service Tax)	CENVAT	Apr08-May08	CESTAT	13
Finance Act, 1994 (Service Tax)	CENVAT	July12-Mar13	CESTAT	84
Finance Act, 1994 (Service Tax)	CENVAT	Apr13-Mar14	CESTAT	106
Finance Act, 1994 (Service Tax)	CENVAT	Apr15-Mar16	CESTAT	3
Finance Act, 1994 (Service Tax)	CENVAT	Apr14-Mar15	CESTAT	75
Finance Act, 1994 (Service Tax)	CENVAT	Apr11-Mar12	CESTAT	24
Finance Act, 1994 (Service Tax)	CENVAT	Apr10-Mar11	High Court	75
Finance Act, 1994 (Service Tax)	CENVAT	Apr10-Mar11	CESTAT	22
Income Tax Act, 1961	Income Tax	AY 2014-15	Commissioner of Income Tax (Appeals)	153



Name of statute	Nature of Dispute	Period to which the amount relates	Forum where dispute is pending	Total Disputed Amount * (₹ in Lakhs)
Income Tax Act, 1961	Income Tax	AY 2015-16	Commissioner of Income Tax (Appeals)	2,099
Income Tax Act, 1961	Income Tax	AY 2016-17	Assessing Officer	343
Income Tax Act, 1961	Income Tax	AY 2017-18	Commissioner of Income Tax (Appeals)	2,445
Income Tax Act, 1961	Income Tax	AY 2018-19	Commissioner of Income Tax (Appeals)	5,953
Income Tax Act, 1961	Income Tax	AY 2018-19	Assessing officer/ Commissioner of Income Tax (Appeals)	2,995
Income Tax Act, 1961	Income Tax	AY 2022-23	Assessing officer/ Commissioner of Income Tax (Appeals)	7,579
Goods & Service Tax Act, 2017	Input Tax Credit	2017-18	The Commissioner of GST & CE.(Appeals-II), Anna Nagar	1,189
Goods & Service Tax Act, 2017	Input Tax Credit	2018-19	Addl. Commissioner (Appeals), GCTS& CE., Ranchi	58
Goods & Service Tax Act, 2017	Input Tax Credit	2018-19	The Appellate Authority, New Delhi	100
Goods & Service Tax Act, 2017	Input Tax Credit	2018-19	The Appellate Joint Commissioner of State Tax, GST Appeal, Hyderabad	163
Goods & Service Tax Act, 2017	Input Tax Credit	2018-19	Deputy Commissioner Appeals - ST, Karnataka	138
Goods & Service Tax Act, 2017	Input Tax Credit	2019-20	The Joint Commissioner of Appeals, Dehradun	49
Goods & Service Tax Act, 2017	Input Tax Credit	2019-20	The Joint Commissioner (Appeal) ST, Kerala	132
Goods & Service Tax Act, 2017	Input Tax Credit	2019-20	Appellate Tribunal	37
Goods & Service Tax Act, 2017	Input Tax Credit	2020-21	The Commissioner Appeals, Himachal Pradesh	1
Goods & Service Tax Act, 2017	Input Tax Credit	2020-21	The Commissioner Appeals, West Bengal	133
Goods & Service Tax Act, 2017	Input Tax Credit	2020-21	Appellate Authority, Lucknow, UP	45
Goods & Service Tax Act, 2017	Input Tax Credit	2020-21	Deputy Commissioner (Appeal) State Tax, Chennai	165


Name of statute	Nature of Dispute	Period to which the amount relates	Forum where dispute is pending	Total Disputed Amount * (₹ in Lakhs)
Goods & Service Tax Act, 2017	Input Tax Credit	2020-21	The Appellate Joint Commissioner of State Tax, GST Appeal, Hyderabad	5
Goods & Service Tax Act, 2017	Input Tax Credit	2020-21	The Joint Commissioner (Appeal), Raigad Dvn.	164
Goods & Service Tax Act, 2017	Input Tax Credit	2017-18	Appellate Authority, Lucknow, UP	20
Goods & Service Tax Act, 2017	Input Tax Credit	2017-18	Deputy Commissioner (Appeal) State Tax, Chennai	601
Goods & Service Tax Act, 2017	Input Tax Credit	2017-18	The Appellate Joint Commissioner of State Tax, GST Appeal, Hyderabad	72
Goods & Service Tax Act, 2017	Input Tax Credit	2017-18	The Appellate Authority, New Delhi	9
Goods & Service Tax Act, 2017	Input Tax Credit	2017-18	The Joint Commissioner (Appeal), Raigad Dvn.	24
Goods & Service Tax Act, 2017	Input Tax Credit	2018-19	Appellate Authority, Punjab	6
Goods & Service Tax Act, 2017	Input Tax Credit	2018-19	Appellate Authority, Lucknow, UP	8
Goods & Service Tax Act, 2017	Input Tax Credit	2018-19	The Joint Commissioner (Appeal) ST, Kerala	26
Goods & Service Tax Act, 2017	Input Tax Credit	2018-19	The Joint Commissioner (Appeal), Raigad Dvn.	793
Goods & Service Tax Act, 2017	Input Tax Credit	2019-20	Appellate Authority, Lucknow, UP	45
Goods & Service Tax Act, 2017	Input Tax Credit	2019-20	Deputy Commissioner (Appeal) State Tax, Chennai	129
Goods & Service Tax Act, 2017	Input Tax Credit	2019-20	The Appellate Joint Commissioner of State Tax, GST Appeal, Hyderabad	32
Goods & Service Tax Act, 2017	Input Tax Credit	2018-19	Deputy Commissioner (Appeal) State Tax, Chennai	46
Goods & Service Tax Act, 2017	Input Tax Credit	2014-16	High Court	1,618



sify

Name of statute	Nature of Dispute	Period to which the amount relates	Forum where dispute is pending	Total Disputed Amount * (₹ in Lakhs)
Uttar Pradesh Value Added Tax Act, 2008	VAT	2011-12	Commercial Tax Officer-U P	11
West Bengal Value Added Tax Act, 2003	VAT	2015-16	Commercial Tax Officer-West Bengal	18
Central Sales Tax Act, 1956	VAT	2011-12	Commercial Tax Officer-Tamilnadu	10
Tamil Nadu Value Added Tax Act, 2006	VAT	2014-15	Commercial Tax Officer-Tamilnadu	2
Central Sales Tax Act, 1956	VAT	2016-17	Commercial Tax Officer-Telengana	85

*The above cases include amounts deposited in respect of Goods and Services Tax of ₹ 1,401.78 lakhs and Value Added Tax of ₹ 7.58 lakhs.

(viii) According to the information and explanations provided to us, the Company has not surrendered or disclosed any transaction, previously unrecorded in the books of account, in the tax assessments under the Income Tax Act, 1961 as income during the year. Hence, the requirement to report on clause 3(viii) of the Order is not applicable.

(ix) (a) According to the information and explanations provided to us and based on our examination of the records of the Company, the Company has not defaulted in repayment of loans or other borrowings or in the payment of interest thereon to any lender.

(ix) (b) According to the information and explanations provided to us, the Company has not been declared wilful defaulter by any bank or financial institution or government or any government authority.

(ix) (c) According to the information and explanations provided to us and based on our examination of the records of the Company, term loans were applied for the purpose for which the loans were obtained.

(ix) (d) According to the information and explanations provided to us and based on an overall examination of the financial statements of the Company, no funds raised on short-term basis have been used for long-term purposes by the Company.

(ix) (e) On an overall examination of the financial statements of the Company, the Company has not taken any funds from any entity or person on account of or to meet the obligations of its subsidiaries.

(ix) (f) The Company has not raised loans during the year on the pledge of securities held in its subsidiaries. Hence, the requirement to report on clause (ix)(f) of the Order is not applicable to the Company.

(x) (a) The Company has not raised any money during the year by way of initial public offer / further public offer (including debt instruments). Hence, the requirement to report on clause 3(x)(a) of the Order is not applicable to the Company.

(x) (b) The Company has complied with the provisions of section 42 and 62 of the Companies Act, 2013, in respect of right issue of equity shares during the year. The funds raised, have been used for the purposes for which the funds were raised. The Company has not made any preferential allotment or private placement of fully or partially or optionally convertible debentures during the year under audit.

(xi) (a) According to the information and explanations given to us and to the best of our knowledge, no fraud by the Company and no material fraud on the Company has been noticed or reported during the year.

(xi) (b) According to the information and explanations given to us and to the best of our knowledge, no report under sub-section (12) of section 143 of the Companies Act has been filed in Form ADT-4 as prescribed under rule 13 of Companies (Audit and Auditors) Rules, 2014 with the Central Government, during the year and upto the date of this report.

(xi) (c) As represented to us by the management, there are no whistle blower complaints received by the Company during the year.

(xii) The Company is not a Nidhi Company and therefore, the requirement to report on clause 3(xii) of the Order is not applicable to the Company.

(xiii) According to the information and explanations provided to us and based on the examination of the records of the Company, transactions with the related parties are in compliance with sections 177 and 188 of the Companies Act, 2013 where applicable and the details have been disclosed in the notes to the Standalone financial statements, as required by the applicable accounting standards.

50 | Sify Technologies Limited



(xiv) (a)   According to the information and explanations provided to us and based on our examination of the records of the Company, in our opinion, the Company has an adequate internal audit system commensurate with the size and nature of its business.

(xiv) (b)   The internal audit reports of the Company issued till the date of the audit report, for the period under audit have been considered by us.

(xv)   In our opinion and according to the information and explanations provided to us, the Company has not entered into any non-cash transactions with its directors or persons connected with its directors and hence requirement to report on clause 3(xv) of the Order is not applicable to the Company.

(xvi) (a)   The Company is not required to be registered under section 45-IA of the Reserve Bank of India Act, 1934. Hence, reporting under clause (xvi)(a) of the Order is not applicable.

(xvi) (b)   The Company is not required to be registered under section 45-IA of the Reserve Bank of India Act, 1934. Hence, reporting under clause (xvi)(b) of the Order is not applicable.

(xvi) (c)   The Company is not a Core Investment Company as defined in the regulations made by the Reserve Bank of India. Accordingly, the requirement to report on clause 3(xvi)(c) of the Order is not applicable to the Company.

(xvi) (d)   The Group has one Core Investment Company as part of the Group.

(xvii)   The Company has not incurred cash losses during the financial year covered by our audit and the immediately preceding financial year.

(xviii) There has been no resignation of the statutory auditors during the year and accordingly requirement to report on Clause 3(xviii) of the Order is not applicable to the Company.

(xix)   On the basis of the financial ratios, ageing and expected dates of realisation of financial assets and payment of financial liabilities, other information accompanying the Standalone financial statements and our knowledge of the Board of Directors and Management plans and based on our examination of the evidence supporting the assumptions, nothing has come to our attention, which causes us to believe that any material uncertainty exists as on the date of the audit report indicating that Company is not capable of meeting its liabilities existing at the date of balance sheet as and when they fall due within a period of one year from the balance sheet date. We, however, state that this is not an assurance as to the future viability of the Company. We further state that our reporting is based on the facts up to the date of the audit report and we neither give any guarantee nor any assurance that all liabilities falling due within a period of one year from the balance sheet date, will get discharged by the Company as and when they fall due.

(xx) (a)   In respect of other than ongoing projects, there are no unspent amounts that are required to be transferred to a fund specified in Schedule VII to the Act, in compliance with second proviso to section 135(5) of the Act. This matter has been disclosed in Note D(49) to the Standalone financial statements.

(xx) (b)   There are no unspent amounts in respect of ongoing projects, that are required to be transferred to a special account in compliance with the provision of section 135(6) of the Act. This matter has been disclosed in Note D(49) to the Standalone financial statements.

Place: Chennai
Date: April 18, 2025

For Manohar Chowdhry & Associates
Chartered Accountants
Firm Registration No: 001997S

K S Y Suryanandh
Partner
Membership No: 237830
UDIN: 25237830BMNTLU2300



Annexure B to The Independent Auditor's Report

(Referred to in paragraph 2(f) under 'Report on other Legal and Regulatory requirements' section of our report of even date)

Report on the Internal Financial Controls with reference to Standalone Financial Statements under clause (i) of sub-section 3 of section 143 of the Companies Act 2013

We have audited the internal financial controls with reference to Standalone financial statements of Sify Technologies Limited ("the Company") as at March 31, 2025 in conjunction with our audit of the Standalone financial statements of the Company for the year ended on that date.

MANAGEMENT'S RESPONSIBILITY FOR INTERNAL FINANCIAL CONTROLS

The Company's Management is responsible for establishing and maintaining internal financial controls based on the internal control over financial reporting criteria established by the Company considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the Institute of Chartered Accountants of India ("ICAI"). These responsibilities include the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the orderly and efficient conduct of its business, including adherence to the company's policies, the safeguarding of its assets, the prevention and detection of frauds and errors, the accuracy and completeness of the accounting records, and the timely preparation of reliable financial information, as required under the Companies Act, 2013 ("the Act").

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on the Company's internal financial controls with reference to Standalone financial statements of the Company based on our audit. We conducted our audit in accordance with the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting (the "Guidance Note") issued by the ICAI and the Standards on Auditing, issued by the ICAI and deemed to be prescribed under section 143(10) of the Act, to the extent applicable to an audit of internal financial controls with reference to the Standalone financial statements. Those Standards and the Guidance Note require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether adequate internal financial controls with reference to Standalone financial statements was established and maintained and if such controls operated effectively in all material respects.

Our audit involves performing procedures to obtain audit evidence about the adequacy of the internal financial controls system with reference to Standalone financial statements and their operating effectiveness. Our audit of internal financial controls with reference to Standalone financial statements included obtaining an understanding of internal financial controls with reference to Standalone financial statements, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the Standalone financial statements, whether due to fraud or error.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion on the Company's internal financial controls with reference to Standalone financial statements.

MEANING OF INTERNAL FINANCIAL CONTROLS WITH REFERENCE TO STANDALONE FINANCIAL STATEMENTS

A company's internal financial control with reference to Standalone financial statements is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A Company's internal financial control with reference to Standalone financial statements includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.



INHERENT LIMITATIONS OF INTERNAL FINANCIAL CONTROLS WITH REFERENCE TO STANDALONE FINANCIAL STATEMENTS

Because of the inherent limitations of internal financial controls with reference to Standalone financial statements, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal financial controls with reference to Standalone financial statements to future periods are subject to the risk that the internal financial control with reference to Standalone financial statements may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

OPINION

In our opinion, to the best of our information and according to the explanations given to us, the Company has, in all material respects, an adequate internal financial controls with reference to Standalone financial statements and such internal financial controls with reference to Standalone financial statements were operating effectively as at March 31, 2025, based on the criteria for internal financial controls with reference to Standalone financial statements established by the Company considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the ICAI.

Place: Chennai
Date: April 18, 2025

For Manohar Chowdhry & Associates
Chartered Accountants
Firm Registration No: 001997S

K S Y Suryanandh
Partner
Membership No: 237830
UDIN: 25237830BMNTLU2300



Standalone Balance Sheet as at March 31, 2025

(All amounts are in Indian ₹ lakhs except share data and as stated)

Particulars	Note No. (D)	As at March 31, 2025	As at March 31, 2024
ASSETS			
(1) Non-current assets			
(a) Property, Plant and Equipment	1A	76,174	67,002
(b) Right-of-use Assets	2	29,137	24,336
(c) Capital work-in-progress	1B	6,992	2,540
(d) Intangible assets	3	5,265	5,148
(e) Financial assets			
(i) Investments	4	1,23,206	1,07,955
(ii) Other financial assets	5	11,806	5,090
(f) Deferred Tax assets	29	3,779	3,203
(g) Other non-current assets	6	25,210	24,410
		2,81,569	**2,39,684**
(2) Current assets			
(a) Financial assets			
(i) Trade receivables	7	39,952	37,009
(ii) Cash and Cash equivalents	8.1	11,479	13,311
(iii) Other bank balances	8.2	13,817	730
(iv) Other financial assets	9	9,112	11,218
(b) Other current assets	10	15,569	13,363
		89,929	**75,631**
Total Assets		**3,71,498**	**3,15,315**
EQUITY AND LIABILITIES			
EQUITY			
(a) Equity Share Capital	11	43,538	18,461
(b) Other Equity	12	1,03,878	1,10,884
		1,47,416	**1,29,345**
LIABILITIES			
(1) Non - current liabilities			
(a) Financial liabilities			
(i) Borrowings	13.1	36,990	33,845
(ii) Lease liabilities	13.2	12,881	6,373
(iii) Other financial liabilities	14	380	379
(b) Provisions	15	648	486
(c) Other non-current liabilities	16	32,100	29,535
		82,999	**70,618**
(2) Current liabilities			
(a) Financial liabilities			
(i) Borrowings	17.1	36,904	31,825
(ii) Lease Liabilities	17.2	3,001	2,561
(iii) Trade payables	18		
Total outstanding dues to micro enterprises and small enterprises		664	433
Total outstanding dues to creditors other than micro enterprises and small enterprises		57,908	47,880
(iv) Other financial liabilities	19	11,539	5,098
(b) Other current liabilities	20	30,902	27,403
(c) Provisions	15	165	152
		1,41,083	**1,15,352**
Total Equity and Liabilities		**3,71,498**	**3,15,315**

Material accounting policies and notes to the standalone financial statements (Refer notes C and D)

The accompanying notes referred to above form an integral part of the standalone financial statements

As per our report of even date attached.

for **Manohar Chowdhry & Associates**
Chartered Accountants
Firm Registration No.: 001997S

For and on behalf of the Board of Directors
Sify Technologies Limited
CIN:U72200TN1995PLC050809

K S Y Suryanandh
Partner
Membership No.: 237830

Raju Vegesna
Chairman and Managing Director
DIN: 00529027

M P Vijay Kumar
Whole Time Director
DIN: 05170323

Chennai
April 18, 2025

V Ramanujan
Chief Financial Officer

Meenakshi Jayaraman
Company Secretary



Standalone Statement of Profit and Loss for the year ended March 31, 2025

(All amounts are in Indian ₹ lakhs except share data and as stated)

Particulars	Note No. (D)	For the year ended March 31, 2025	For the year ended March 31, 2024
Revenue from operations	22	1,23,032	1,12,541
Other income	23	7,260	7,260
Total income		**1,30,292**	**1,19,801**
Expenses			
Cost of services rendered	24	72,161	60,766
Employee benefits expense	25	12,814	13,219
Finance costs	26	9,100	7,231
Depreciation and amortisation expense	1,2 and 3	21,667	21,088
Other expenses	27	20,913	18,614
Total expenses		**1,36,655**	**1,20,918**
Profit / (Loss) before tax		**(6,363)**	**(1,117)**
Tax expense			
Current Tax	29	(44)	(217)
Deferred Tax		576	463
Profit / (Loss) after tax		**(5,831)**	**(871)**
Other comprehensive income			
Items that will not be reclassified to profit or loss in subsequent periods			
Remeasurements of net defined benefit liability/(asset)		24	6
Total other comprehensive income		**24**	**6**
Total comprehensive income for the year		**(5,807)**	**(865)**
Earnings per equity share (₹ 10 paid up)			
Basic	31	(1.56)	(0.48)
Diluted		(1.56)	(0.47)

Material accounting policies and notes to the standalone financial statements (Refer notes C and D)

The accompanying notes referred to above form an integral part of the standalone financial statements

As per our report of even date attached.

for **Manohar Chowdhry & Associates**	**For and on behalf of the Board of Directors**
Chartered Accountants	Sify Technologies Limited
Firm Registration No.: 001997S	CIN:U72200TN1995PLC050809

K S Y Suryanandh	**Raju Vegesna**	**M P Vijay Kumar**
Partner	*Chairman and Managing Director*	*Whole Time Director*
Membership No.: 237830	DIN: 00529027	DIN: 05170323

Chennai	**V Ramanujan**	**Meenakshi Jayaraman**
April 18, 2025	*Chief Financial Officer*	*Company Secretary*



Standalone Statement of Cash Flow for the year ended March 31, 2025

(All amounts are in Indian ₹ lakhs except share data and as stated)

Particulars		For the year ended March 31, 2025	For the year ended March 31, 2024
Profit/(Loss) before tax		**(6,363)**	**(1,117)**
Adjustments for:			
Depreciation and amortisation expense		21,667	21,088
Finance expenses		9,100	7,231
Allowance for doubtful debts		598	1,950
Employee stock compensation expense		7	21
Amortisation of lease prepayments		-	7
Unrealised foreign exchange fluctuation loss/(gain), net		121	229
Income from Lease termination		-	(88)
Interest income		(3,352)	(2,079)
(Profit) /loss on sale of Property, Plant and Equipment (net)		(19)	(26)
Operating profit / (loss) before working capital changes		**21,759**	**27,216**
(Increase)/decrease in trade receivables - current		(3,548)	10,278
(Increase)/decrease in other financial assets - current		(1,052)	(111)
(Increase)/decrease in other financial assets - non current		258	(908)
(Increase)/decrease in other non current assets		(141)	(77)
(Increase)/decrease in other current assets		(2,206)	61
(Increase)/decrease in other bank balances		(13,087)	3,678
Increase/(decrease) in trade payables		10,157	(7,602)
Increase/(decrease) in other non current financial liabilities		1	-
Increase/(decrease) in other non current liabilities		2,565	6,936
Increase/(decrease) in other financial liabilities - current		741	(1,501)
Increase/(decrease) in other current liabilities		3,499	5,499
Increase/(decrease) in provisions - non current		186	(35)
Increase/(decrease) in provisions - current		13	25
Cash generated from operations		**19,145**	**43,459**
Tax (paid)/refund received		(316)	(7,052)
Net cash generated from operating activities	**(A)**	**18,829**	**36,407**
Cash flow from investing activities			
Investment in equity shares of subsidiary/other entities		(12,305)	(8,285)
Proceeds from sale of investment		1,247	-
Purchase of Property, Plant and Equipment		(25,427)	(25,375)
Amount paid for acquisition of right of use assets		(5,295)	(3,874)
Loan given to subsidiaries		(9,000)	-
Loan repaid by susbsidiaries		2,080	-
Sale proceeds of Property, Plant and Equipment		858	26
Advance to subsidiaries		3,446	(4,863)
Interest income received		3,010	2,294
Net cash used in investing activities	**(B)**	**(41,386)**	**(40,077)**
Cash flow from financing activities			
Proceeds from long-term borrowings		18,811	24,452
Repayment of long-term borrowings		(13,113)	(6,444)
Increase/(decrease) in short-term borrowings		2,822	195
Repayment of lease liabilities		(4,285)	(3,324)
Proceeds from rights issue & issue of new shares		25,320	418



Standalone Statement of Cash Flow for the year ended March 31, 2025

(All amounts are in Indian ₹ lakhs except share data and as stated)

Particulars		For the year ended March 31, 2025	For the year ended March 31, 2024
Transaction cost pertaining to right issue		(524)	-
Interest paid		(7,997)	(7,166)
Net cash from financing activities	**(C)**	**21,034**	**8,131**
Effect of exchange differences on translation of cash and cash equivalents	(D)	(3)	(12)
Net increase/(decrease) in cash and cash equivalents during the year	(A) + (B) + (C) + (D)	**(1,526)**	**4,449**
Cash and cash equivalents at the beginning of the year		**10,489**	**6,040**
Changes in cash and cash equivalents pertaining to discontinued operations		**-**	**-**
Cash and cash equivalents at the end of the year# [Refer Note D (8.1)]		**8,963**	**10,489**

#Cash and bank balances subject to lien [Refer Note D (8.2)]

Disclosure of changes in liabilities arising from financing activities [Refer Note D (28)]

Material accounting policies and notes to the standalone financial statements [(Refer notes C and D)]

This is the cash flow statement referred to in our report of even date

As per our report of even date attached.

for **Manohar Chowdhry & Associates** Chartered Accountants Firm Registration No.: 001997S	**For and on behalf of the Board of Directors** Sify Technologies Limited CIN:U72200TN1995PLC050809

K S Y Suryanandh *Partner* Membership No.: 237830	**Raju Vegesna** *Chairman and Managing Director* DIN: 00529027	**M P Vijay Kumar** *Whole Time Director* DIN: 05170323
Chennai April 18, 2025	**V Ramanujan** *Chief Financial Officer*	**Meenakshi Jayaraman** *Company Secretary*



Standalone Statement of Changes in Equity for the year ended March 31, 2025

(All amounts are in Indian ₹ lakhs except share data and as stated)

A. EQUITY SHARE CAPITAL

Particulars	For the year ended March 31, 2025	For the year ended March 31, 2024
Balance at the beginning of the year	18,461	18,412
Change in Equity Share Capital due to prior period errors	-	-
Restated Balance at the beginning of the year	18,461	18,412
Change in Equity Share Capital during the year	25,077	49
Balance at the end of the year	43,538	18,461

B. OTHER EQUITY

2024-25

Particulars	Reserves and surplus			Other Components of Equity		Total
	Securities Premium	General Reserve	Retained earnings	Stock Options Outstanding	Remeasurements of net defined benefit liability/ (asset)	
Balance as at April 1, 2024* (A)	1,99,956	845	(90,850)	1,051	(118)	1,10,884
Changes in accounting policy/prior period errors (B)	-	-	-	-	-	-
Restated Balance as at April 1, 2024 (C = A+B)	1,99,956	845	(90,850)	1,051	(118)	1,10,884
Profit for the year (D)	-	-	(5,831)	-	-	(5,831)
Other comprehensive income for the year (E)	-	-	-	-	24	24
Total comprehensive income for the Year (F=D+E)	-	-	(5,831)	-	24	(5,807)
Employee stock compensation cost for the year (G)	-	-	-	7	-	7
Employee stock compensation cost for the year relating to subsidiaries (H)	-	-	-	11	-	11
Transferred from stock options outstanding account (I)	173	864	-	(1,037)	-	-
Additions to securities premium on issue of shares on exercise of ASOP (J)	243	-	-	-	-	243
Acquisition of equity shares in subsidiary without change in control (K) [refer note D(12)]	-	-	(936)	-	-	(936)
Transaction cost pertaining to the right issue of the shares during the period (L)	-	-	(524)	-	-	(524)
Balance as at March 31, 2025 - (M = C+F+G+H+I+J+K+L)	2,00,372	1,709	(98,141)	32	(94)	1,03,878
Accumulated losses dealt with vide order of Honourable High Court of Madras [Refer Note D (41) (a)] - (N)	(1,16,264)	-	1,16,264	-	-	-
Accumulated losses dealt with vide scheme of merger as per contra [Refer note D (41) (b)] - (O)	(27,661)	-	27,661	-	-	-
Amount carried forward to Balance Sheet [(P) = (M)+(N)+(O)]	56,447	1,709	45,784	32	(94)	1,03,878



Standalone Statement of Changes in Equity for the year ended March 31, 2025

(All amounts are in Indian ₹ lakhs except share data and as stated)

2023-24

Particulars	Reserves and surplus			Other Components of Equity		Total
	Securities Premium	General Reserve	Retained earnings	Stock Options Outstanding	Remeasurements of net defined benefit liability/ (asset)	
Balance as at April 1, 2023*(A)	**1,99,480**	**791**	**(89,979)**	**1,144**	**(124)**	**1,11,312**
Changes in accounting policy/prior period errors (B)	-	-	-	-	-	-
Restated Balance as at April 1, 2023 (C = A+B)	**1,99,480**	**791**	**(89,979)**	**1,144**	**(124)**	**1,11,312**
Profit for the year (D)	-	-	(871)	-	-	(871)
Other comprehensive income for the year (E)	-	-	-	-	6	6
Total comprehensive income for the Year (F=D+E)	**-**	**-**	**(871)**	**-**	**6**	**(865)**
Employee stock compensation cost for the year (G)	-	-	-	21	-	21
Employee stock compensation cost for the year relating to subsidiaries (H)	-	-	-	48	-	48
Transferred from stock options outstanding account (I)	108	54	-	(162)	-	-
Additions to securities premium on issue of shares on exercise of ASOP (J)	368	-	-	-	-	368
Balance as at March 31, 2024 - (K=C+F+G+H+I+J)	**1,99,956**	**845**	**(90,850)**	**1,051**	**(118)**	**1,10,884**
Accumulated losses dealt with vide order of Honourable High Court of Madras [Refer Note D (41) (a)] - (L)	**(1,16,264)**	**-**	**1,16,264**	**-**	**-**	**-**
Accumulated losses dealt with vide scheme of merger as per contra [Refer note D (41) (b)] - (M)	**(27,661)**	**-**	**27,661**	**-**	**-**	**-**
Amount carried forward to Balance Sheet [(N) = (K)+(L)+(M)]	**56,031**	**845**	**53,075**	**1,051**	**(118)**	**1,10,884**

*Balance at April 1, 2023 and April 1, 2024 of Securities Premium and Retained Earnings are before adjustment of Accumulated Losses with Securities Premium as detailed in Note D (41).

Material accounting policies and notes to the standalone financial statements (Refer notes C and D)

The accompanying notes referred to above form an integral part of the standalone financial statements

As per our report of even date attached.

for **Manohar Chowdhry & Associates**	**For and on behalf of the Board of Directors**
Chartered Accountants	Sify Technologies Limited
Firm Registration No.: 001997S	CIN:U72200TN1995PLC050809

K S Y Suryanandh
Partner
Membership No.: 237830

Raju Vegesna
Chairman and Managing Director
DIN: 00529027

M P Vijay Kumar
Whole Time Director
DIN: 05170323

Chennai
April 18, 2025

V Ramanujan
Chief Financial Officer

Meenakshi Jayaraman
Company Secretary



Notes forming part of the Standalone Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

A. COMPANY OVERVIEW

Sify Technologies Limited ('Sify' or 'the Company') is a Company domiciled in India. The address of the Company's registered office is 2nd Floor, Tidel Park, 4, Rajiv Gandhi Salai, Taramani, Chennai – 600113, India. The Company offers converged ICT solutions comprising Network-centric services.The Company has transferred its Data Center business to its wholly owned subsidiary Sify Infinit Spaces Limited and IT services business (Cloud and Managed services, Applications Integration services and Technology Integration services) to its wholly owned subsidiary Sify Digital Services Limited respectively effective from April 1, 2020 vide Business Transfer Agreement dated January 28, 2021.

The Company was incorporated on December 12, 1995 and is listed on the NASDAQ Capital Market in the United States.

B. BASIS OF PREPARATION

The standalone financial statements of the Company have been prepared and presented in accordance with the Generally Accepted Accounting Principles (GAAP) under the historical cost convention on accrual basis of accounting, except for certain financial instruments which are measured on fair value basis and Statement of cash Flow. GAAP comprises Indian Accounting Standards (Ind AS) prescribed under Section 133 of the Companies Act, 2013 read with the Companies (Indian Accounting Standards) Rules, 2015 as amended, (Ind AS) and other accounting policies generally accepted in India. Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to existing accounting standards requires a change in the accounting policy hitherto in use. Management evaluates all recently issued or revised accounting standards on an on-going basis.

All assets and liabilities have been classified as current or non-current as per the company's normal operating cycle and other criteria set-out in note C (22). Based on the nature of products and services and the time between the acquisition of assets for processing and their realization in cash and cash equivalents, the company has ascertained its operating cycle as 12 months for the purpose of current and non-current classification of assets and liabilities.

1. Statement of Compliance

The Standalone Financial Statements comprising Balance Sheet, Statement of Profit and Loss, Statement of Cash flow, Statement of changes in equity, together with notes for the year ended March 31, 2025 have been prepared in accordance with Ind AS duly approved by the Board of Directors at its meeting held on April 18, 2025.

2. Basis of Measurement

The standalone financial statements have been prepared on the historical cost basis except for the following:

- Derivative financial instruments are measured at fair value
- Financial assets at fair value through other comprehensive income are measured at fair value
- Financial instruments at fair value through profit or loss are measured at fair value.
- Share-based payments
- The defined benefit asset is recognized as the net total of the plan assets, plus unrecognized past service cost and unrecognized actuarial losses, less unrecognized actuarial gains and the present value of the defined benefit obligation.
- In relation to lease prepayments, the initial fair value of the security deposit is estimated as the present value of the refundable amount, discounted using the market interest rates for similar instruments. The difference between the initial fair value and the refundable amount of the deposit is recognized as a Right of Use Asset.

The above items have been measured at fair value and the methods used to measure fair values are discussed further in Note C (18).

3. New and amended Standards

Issued but not effective

There are no standards that are notified and not yet effective as on date.

4. Functional and Presentation Currency

Items included in the financial statements of the Company are measured using the currency of the primary economic environment in which the Company operates ("the functional currency"). Indian rupee is the functional currency of the Company.

The financial statements are presented in Indian Rupees (₹) which is the Company's presentation currency. All financial information presented in Indian Rupees has been rounded up to the nearest lakhs except where otherwise indicated.


Notes forming part of the Standalone Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

5. Use of estimates and judgements

The preparation of financial statements in conformity with Ind AS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, the disclosures of contingent assets and contingent liabilities at the date of financial statements, income and expenses during the period. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in future periods which are affected.

Application of accounting policies that require critical accounting estimates, judgements and assumption having the most significant effect on the amounts recognized in the financial statements are:

- Valuation of financial instruments [Note C(2)]

- Expected Credit losses on Financial Assets [Note C(2)]

- Useful lives of property, plant and equipment [Note C(4)]

- Useful lives of intangible assets [Note C(6)]

- Estimate of Lease term and measurement of Right of Use Assets and Lease Liabilities [Note C(7)]

- Impairment testing [Note C(9)]

- Measurement of defined employee benefit obligations [Note C (10)]

- Measurement of share-based payments [Note C(11)]

- Provisions [Note C(12)]

- Identification of performance obligation and timing of satisfaction of performance obligation, measurement of transaction price on revenue recognition [Note C(13)]

- Utilization of tax losses and computation of deferred taxes [Note C(16)]

C. MATERIAL ACCOUNTING POLICIES

1. Foreign currency

(i) Foreign currency transactions and balances

Transactions in foreign currencies are initially recognized in the financial statements using exchange rates prevailing on the date of transaction. Monetary assets and liabilities denominated in foreign currencies are translated to the relevant functional currency at the exchange rates prevailing at the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate prevailing on the date that the fair value was determined. Non-monetary assets and liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction. Foreign currency differences arising on translation are recognized in the Statement of Profit and Loss for determination of net profit or loss during the period.

(ii) Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to the functional currency at exchange rates at the reporting date. The income and expenses of foreign operations and cash flows are translated to functional currency using average exchange rates during the period. Any differences arising on such translation are recognized in other comprehensive income. Such differences are included in the foreign currency translation reserve "FCTR" within other components of equity. When a foreign operation is disposed off, in part or in full, the relevant amount in the FCTR is transferred to profit or loss.

2. Financial Instruments

a. Financial Assets

Financial assets comprises investments in equity and debt securities, trade receivables, cash and cash equivalents and other financial assets.

Initial recognition:

All financial assets are recognised initially at fair value except for trade receivables which are recognised at transaction price. In the case of financial assets not recorded at fair value through profit or loss, transaction costs that are attributable to the acquisition of the financial asset are added to the fair value on initial recognition. Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular



Notes forming part of the Standalone Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

way trades) are recognised on the trade date, i.e., the date that the Company commits to purchase or sell the asset.

Subsequent measurement:

(i) Financial assets measured at amortized cost:

Financial assets held within a business model whose objective is to hold financial assets in order to collect contractual cashflows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding are measured at amortised cost using effective interest rate (EIR) method. The EIR amortisation is recognised as finance income in the Statement of Profit and Loss. The Company while applying above criteria has classified the following financial assets at amortised cost

a) Trade receivable

b) Other financial assets.

(ii) Financial assets at fair value through other comprehensive income (FVTOCI):

Financial assets that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and the contractual terms of the financial assets give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding are subsequently measured at FVTOCI. Fair value movements in financial assets at FVTOCI are recognised in other comprehensive income.

Equity instruments held for trading are classified as at fair value through profit or loss (FVTPL). For other equity instruments the company classifies the same either as at FVTOCI or FVTPL. The classification is made on initial recognition and is irrevocable. Fair value changes on equity investments at FVTOCI, excluding dividends, are recognised in other comprehensive income (OCI).

(iii) Financial assets at fair value through profit or loss (FVTPL):

Financial asset are measured at fair value through profit or loss if it does not meet the criteria for classification as measured at amortised cost or at fair value through other comprehensive income. All fair value changes are recognised in the Statement of Profit and Loss.

Derecognition of financial assets:

Financial assets are derecognised when the contractual rights to the cash flows from the financial asset expire or the financial asset is transferred and the transfer qualifies for derecognition. On derecognition of a financial asset in its entirety, the difference between the carrying amount (measured at the date of derecognition) and the consideration received (including any new asset obtained less any new liability assumed) shall be recognised in the Statement of Profit and Loss.

Impairment of financial assets:

Trade receivables, contract assets, lease receivables under Ind AS 109, investments in debt instruments that are carried at amortised cost, investments in debt instruments that are carried at FVTOCI are tested for impairment based on the expected credit losses for the respective financial asset.

(i) Trade receivables

An impairment analysis is performed at each reporting date. The expected credit losses over lifetime of the asset are estimated by adopting the simplified approach using a provision matrix which is based on historical loss rates reflecting current condition and forecasts of future economic conditions. In this approach assets are grouped on the basis of similar credit characteristics such as industry, customer segment, past due status and other factors which are relevant to estimate the expected cash loss from these assets.


Notes forming part of the Standalone Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

(ii) Other financial assets

Other financial assets are tested for impairment based on significant change in credit risk since initial recognition and impairment is measured based on probability of default over the lifetime when there is significant increase in credit risk.

b. Financial liabilities

Initial recognition and measurement:

Financial liabilities are initially recognised at fair value and any transaction cost that are attributable to the acquisition of the financial liabilities except financial liabilities at fair value through profit or loss which are initially measured at fair value.

Subsequent measurement:

The financial liabilities are classified for subsequent measurement into following categories:

- at amortised cost

- at fair value through profit or loss

(i) Financial liabilities at amortised cost

The company is classifying the following financial liabilities at amortised cost;

a) Borrowings from banks

b) Borrowings from others

c) Finance lease liabilities

d) Trade payables

e) Other financial liabilities

Amortised cost for financial liabilities represents amount at which financial liability is measured at initial recognition minus the principal repayments, plus or minus the cumulative amortisation using the effective interest method of any difference between that initial amount and the maturity amount.

(ii) Financial liabilities at fair value through profit or loss

Financial liabilities held for trading are measured at FVTPL.

Derecognition of financial liabilities:

A financial liability shall be derecognised when, and only when, it is extinguished i.e. when the obligation specified in the contract is discharged or cancelled or expires.

c. Derivative financial instruments

Foreign exchange forward contracts and options are entered into by the Company to mitigate the risk of changes in foreign exchange rates associated with certain payables, receivables and forecasted transactions denominated in certain foreign currencies. The Company also enters into cross currency and interest rate swaps for hedging the risk against variability in cash flows of its term loan. These derivative contracts do not qualify for hedge accounting under Ind AS 109, and are initially recognized at fair value on the date the contract is entered into and subsequently measured at fair value through profit or loss. Gains or losses arising from changes in the fair value of the derivative contracts are recognized in profit or loss.

d. Offsetting of financial assets and financial liabilities

Financial assets and liabilities are offset and the net amount is presented in the Balance Sheet when, and only when, the Company has a legal right to offset the recognised amounts and intends either to settle on a net basis or to realize the assets and settle the liability simultaneously.

e. Reclassification of financial assets

The Company determines classification of financial assets and liabilities on initial recognition. After initial recognition, no reclassification is made for financial assets (which are categorised as equity instruments) at FVTOCI and financial assets or liabilities that are specifically designated as FVTPL. For financial assets which are debt instruments, a reclassification is made only if there is a change in the business model for managing those assets. Changes to the business model are expected to be very infrequent. The management determines change in the business model as a result of external or internal changes which are significant to the Company's operations. A change in the business model occurs when the Company either begins or ceases to perform an activity that is significant to its operations. If the Company reclassifies financial assets, it applies the reclassification prospectively from the reclassification date which is the first day of the immediately next reporting period following the change in business model. The Company does not restate any previously recognised gains, losses (including impairment gains or losses) or interest.



Notes forming part of the Standalone Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

3. Share capital

Ordinary shares are classified as Equity. Incremental costs directly attributable to the issue of new ordinary shares or share options are recognized as a deduction from Equity, net of any tax effects.

4. Property, Plant and Equipment

Property, Plant and Equipment is stated at cost less accumulated depreciation and where applicable accumulated impairment losses. Cost of an item of property, plant and equipment comprises its purchase price, including import duties and non-refundable purchases taxes, after deducting trade discounts and rebates and includes expenditure directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials, direct labour and any other costs directly attributable to bringing the asset to a working condition for its intended use, and the costs of dismantling and removing the items and restoring the site on which they are located. Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment. When parts of an item of Property, Plant and Equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Amount paid as advances towards the acquisition of property, plant and equipment is disclosed separately under other non-current assets as capital advances and the cost of assets not put to use as on balance sheet date are disclosed under 'Capital work-in-progress.

Gains and losses on disposal of an item of Property, Plant and Equipment are determined by comparing the proceeds from disposal with the carrying amount of Property, Plant and Equipment and are recognized net within "other income / other expenses" in the Statement of Profit and Loss.

Subsequent costs

The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced part is de-recognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in the Statement of Profit or Loss.

Depreciation

Depreciation is recognized in the Statement of profit and loss on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment considering residual value to be zero. Depreciation on contract-specific assets are charged co-terminus over the contract period. Management's estimated useful lives for the year ended March 31, 2025 and March 31, 2024 were as follows:

	Estimated useful life in years	Useful life prescribed by Schedule II (in years)
Buildings	28	30
Plant and equipments		
- Tower, telecom ducts, cables and optical fibre	3 - 8	18
- Telecom transceivers	8	13
- Computer servers	5	6
- Computer laptops/ desktops	3	3
Furniture and fittings	5	10
Office equipments	5	5
Motor vehicles	3	8

The management believes that the useful lives as given above best represent the period over which management expects to use these assets.

The depreciation method, useful lives and residual value are reviewed at each of the reporting date.

5. Business combinations

Business combinations are accounted for using Ind AS 103 Business Combinations. Ind AS 103 requires the identifiable intangible assets and contingent consideration to be fair valued in order to ascertain the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. Significant estimates are required to be made in determining the value of contingent consideration and intangible assets. These valuations are conducted by independent valuation experts.

Business combinations have been accounted for using the acquisition method under the provisions of Ind AS 103. The cost of acquisition is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of acquisition. The cost of acquisition also includes the fair value of any



Notes forming part of the Standalone Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

contingent consideration. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition.

Transactions costs that the Company incurs in connection with a business combination such as finder's fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred.

The acquisition of an asset or a group of assets that does not constitute a 'business' as per Ind AS 103 is accounted for by identifying and recognizing the individual identifiable assets acquired and liabilities assumed. The cost of the group of assets is allocated to such individual identifiable assets and liabilities on the basis of their relative fair values on the date of purchase.

Business combinations involving entities or businesses under common control have been accounted for using the pooling of interests method.

6. Intangible assets

Intangible assets that are acquired by the Company, which have finite useful lives, are measured at cost less accumulated amortization and accumulated impairment losses. Cost includes expenditure that is directly attributable to the acquisition of the intangible asset.

Subsequent expenditure

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, are recognized in profit or loss as incurred.

Amortization of intangible assets with finite useful lives

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The estimated useful lives for the current and previous year are as follows:

	Estimate of useful life in years
System software	1 - 3
Undersea cable capacity	12
Other Intangibles	3 - 5

Amortization methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

7. Leases

As a lessee:

The Company's lease asset classes primarily consist of leases for land and buildings. The company assesses whether a contract contains a lease, at inception of a contract. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the company assesses whether: (1) the contract involves the use of an identified asset (2) the company has substantially all of the economic benefits from use of the asset through the period of the lease and (3) the company has the right to direct the use of the asset.

At the date of commencement of the lease, the Company recognizes a right-of-use asset ("ROU") and a corresponding lease liability for all lease arrangements in which it is a lessee, except for leases with a term of twelve months or less (short-term leases) and low value leases. For these short-term and low value leases, the Company recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease.

Certain lease arrangements includes the options to extend or terminate the lease before the end of the lease term. ROU assets and lease liabilities includes these options when it is reasonably certain that they will be exercised.

The right-of-use assets are initially recognized at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or prior to the commencement date of the lease plus any initial direct costs less any lease incentives. They are subsequently measured at cost less accumulated depreciation and impairment losses.

Right-of-use assets are depreciated from the commencement date on a straight-line basis over the shorter of the lease term and useful life of the underlying asset. Right of use assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis



Notes forming part of the Standalone Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

unless the asset does not generate cash flows that are largely independent of those from other assets.

The lease liability is initially measured at amortized cost at the present value of the future lease payments. The lease payments are discounted using the interest rate implicit in the lease or, if not readily determinable, using the incremental borrowing rates in the country of domicile of the leases. Lease liabilities are remeasured with a corresponding adjustment to the related right of use asset if the company changes its assessment if whether it will exercise an extension or a termination option.

Lease liability and ROU asset have been separately presented in the Balance Sheet and lease payments have been classified as financing cash flows.

As a lessor:

Leases for which the company is a lessor is classified as a finance or operating lease. Whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee, the contract is classified as a finance lease. All other leases are classified as operating leases.

When the Company is an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. The sublease is classified as a finance or operating lease by reference to the right-of-use asset arising from the head lease.

For operating leases, rental income is recognized on a straight line basis over the term of the relevant lease.

8. **Contract liability**

    Contract Liability (Unearned income) represents unserved portion of billed contracts. Contract liabilities are recognised as revenue when the Company performs under the contract (i.e., transfers control of the related goods or services to the customer).

9. **Impairment of non financial assets**

    The carrying amounts of the Company's non-financial assets, other than inventories and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset's recoverable amount is estimated.

    The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in

use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the "cash-generating unit").

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of the other assets in the unit or group of units on a pro rata basis.

Reversal of impairment loss

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized directly in other comprehensive income and presented within equity.

10. **Employee benefits**

    Employee benefits are accrued in the period in which the associated services are rendered by employees of the Company, as detailed below:

    (a) **Defined contribution plan (Provident fund)**

    Defined contribution plans are post-employment benefit plans under which an entity pays fixed contributions into a separate entity (a fund) and will have no legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all employee benefits relating to employee service in the current and prior periods. The Company makes specified monthly contribution towards Government administered provident fund scheme. Obligations for contributions to



Notes forming part of the Standalone Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

defined contribution plans are recognised as an employee benefit expense in profit and loss in the periods during which the related services are rendered by employees.

(b) Defined benefit plans (Gratuity)

In accordance with the Payment of Gratuity Act, 1972, the Company provides for a lump sum payment to eligible employees, at retirement or termination of employment based on the last drawn salary and years of employment with the Company. The gratuity fund is managed by the HDFC Life Insurance Company Limited and Life Insurance Corporation of India (LIC). The company's net obligation in respect of defined benefit plan is calculated by estimating the amount of future benefit that employees have earned in the current and prior periods, discounting that amount and deducting any unrecognized past service cost and the fair value of any plan assets.

The discount rate is the yield at the reporting date on risk free government bonds that have maturity dates approximating the terms of the Company's obligations. The calculation is performed annually by a qualified actuary using the projected unit credit method. When the calculation results in a benefit to the Company, the recognized asset is limited to the total of any unrecognized past service costs and the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan.

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest), are recognised in other comprehensive income and presented within equity. Remeasurements are not reclassified to profit or loss in subsequent periods. Service costs, net interest expenses and other expenses related to defined benefit plans are recognised in profit or loss.

(c) Short term benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Company has a present legal or constructive obligation to pay this amount as a

result of past service provided by the employee and the obligation can be estimated reliably.

(d) Compensated absences

The employees of the Company are entitled to compensated absence. The employees can carry forward a portion of the unutilized accrued absence and utilize it in future periods or receive cash compensation at retirement or termination of employment for the unutilized accrued compensated absence. The Company recognizes an obligation for compensated absences in the period in which the employee renders the services. The Company provides for the expected cost of compensated absence in the Statement of Profit and Loss as the additional amount that the Company expects to pay as a result of the unused entitlement that has accumulated based on actuarial valuations carried out by an independent actuary at the balance sheet date.

11. Share-based payment transactions

The fair value of options on grant date, (equity-settled share based payments) granted to employees is recognized as an employee expense other than options granted to employees of Subsidiary company which is accounted as intercompany receivable, with a corresponding increase in equity, over the period in which the options are vested. The increase in equity recognized in connection with a share based payment transaction is presented as a separate component in equity. The amount recognized as an expense is adjusted to reflect the actual number of share options that vest. In respect of options whose terms and conditions are modified, the Company includes the incremental fair value of the options in the measurement of the amounts recognized for services received from the employees. The incremental fair value is the difference between the fair value of the modified option and that of the original option both estimated as at the date of the modification. If the modification occurs during the vesting period, the incremental fair value granted is included in the measurement of the amount recognized for services received over the period from the modification date until the date when the modified equity instruments vest, in addition to the amount based on the fair value of the original equity instruments, which is recognized over the remainder of the original vesting period. If the modification occurs after vesting date, the incremental fair value granted is recognized immediately, or over the vesting period if the employee is required to complete an additional period of service before



Notes forming part of the Standalone Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

becoming unconditionally entitled to those modified equity instruments.

12. Provisions

Provisions are recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect of the time value of money is material, provisions are discounted using a current pre tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

A provision for onerous contracts is recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Company recognizes any impairment loss on the assets associated with that contract.

13. Revenue recognition

The Company derives revenue from converged ICT solutions comprising Network services.

The Company recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services excluding the amount collected on behalf of third parties.

Network Services:

Revenue from Network services includes Data network services and Voice services. Network services primarily include revenue from connectivity services, NLD/ILD services and to a lesser extent, revenues from the setup and installation of connectivity links. The Company provides connectivity for a fixed period of time at a fixed rate regardless of usage. Revenue from Network services are series of distinct services. The performance obligations are satisfied overtime.

Service revenue is recognized when services are provided, based upon period of time. The setup and installation of connectivity links are deferred and recognized over the associated contract period.

Sale of equipments are accounted as separate performance obligations if they are distinct and its related revenues are recognised at a point in time when the control is passed on to the customer.

The Company provides NLD (National Long Distance) and ILD (International Long Distance) services through Company’s network. The Company carries voice traffic, both national and international, using the network back-bone and delivers voice traffic to Inter-connect Operators. Revenue is recognised when the services are provided based upon the usage (eg: metered call units of voice traffic terminated on the Company’s network).

Multiple deliverable arrangements

In certain cases, some elements belonging to the services mentioned above are sold as a package consisting of all or some of the elements.

The Company accounts for goods or services of the package separately if they are distinct. i.e. if a good or service is separately identifiable from other promises in the contract and if the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer.

The Company allocate the transaction price to each performance obligation identified in the contract on a relative stand-alone selling price basis. Standalone selling price is the price at which group would sell a promised good or service separately to the customer.

If the relative stand-alone selling prices are not available, the Company estimates the same. In doing so, the company maximise the use of observable inputs and apply estimation methods consistently in similar circumstances.

Contract Cost

Costs to fulfil customer contracts i.e. the costs relate directly to a contract or to an anticipated contract that the Company can specifically identify or the costs generate/ enhance resources of the company that will be used in satisfying (or in continuing to satisfy) performance obligations in the future or the costs that are expected to be recovered are recognised as asset and amortized over the contract period.

Incremental costs of obtaining a contract are recognised as assets and amortized over the contract period if entity expects to recover those costs. The Company recognise incremental cost of


Notes forming part of the Standalone Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

obtaining a contract as an expense when incurred if the amortisation period of the asset that the entity otherwise would have recognised is one year or less.

Costs to obtain a contract that is incurred regardless of whether the contract is obtained are recognised as an expense when incurred, unless those costs are explicitly chargeable to the customer regardless of whether the contract is obtained.

Significant judgements on applying Ind AS 115

The Company contracts with customer include promises or arrangements to transfer multiple goods or services to a customer. The Company assess whether such arrangements in the contract has distinct goods or services (performance obligation). Identification of distinct performance obligation involves judgment to determine ability of customer to benefit independently from other promises in the contract.

The judgment is required to measure the transaction price for the contract. The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. The consideration could be fixed amount or variable amount or could be both. Transaction price could also be adjusted for time value of money if contract includes a significant financing component.

Trade receivable - unbilled

The Company uses judgment in determining timing of satisfaction of performance obligation. The Company considers how customer benefits from goods or services as the services are rendered, who controls as the assets is created or enhanced, whether asset has an alternate use and the entity has an enforceable right to payment for performance completed to date, transfer of significant risk and reward to the customer, acceptance or sign off from the customer etc.,

The Company uses judgement when capitalising the contract cost as to whether it generates or enhances resources of the entity that will be used in satisfying performance obligation in the future.

14. Finance income

Finance income comprises interest income on funds invested, dividend income, fair value gains on financial assets at fair value through profit or loss. Interest income is recognized as it accrues in Statement of Profit and Loss, using the effective interest method. Dividend income is recognized in Statement of Profit and Loss on the date when the company's right to receive payment is established, which in the case of quoted securities is the ex-dividend date.

15. Finance expense

Finance expense comprises borrowing costs, bank charges, unwinding of discount on provision, fair value losses on financial assets at fair value through profit or loss that are recognized in Statement of Profit and Loss. Fair value changes attributable to hedged risk are recognised in Statement of Profit and Loss.

Borrowing costs are interest and other costs (including exchange difference relating to foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs) incurred in connection with the borrowing of funds. Interest expense is recognised using effective interest method. Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset. Other borrowing costs are recognized as expenses in the period in which they are incurred. To the extent the Company borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowings costs eligible for capitalization by applying a capitalization rate to the expenditure incurred on such asset. The capitalization rate is determined based on the weighted average of borrowing costs applicable to the borrowings of the Company which are outstanding during the period, other than borrowings made specifically towards purchase of the qualifying asset. The amount of borrowing costs that the Company capitalizes during a period does not exceed the amount of borrowing costs incurred during that period.

16. Income taxes

Income tax expense comprises current and deferred tax. Income tax expense is recognized in profit or loss except to the extent that it relates to items recognized directly in equity or in other comprehensive income. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date. Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid/recovered for uncertain tax positions.



Notes forming part of the Standalone Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

Deferred tax is recognized using the balance sheet method, providing for temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences:

(i) the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss,

(ii) differences relating to investments in subsidiaries and associates to the extent that it is probable that they will not reverse in the foreseeable future.

(iii) arising due to taxable temporary differences on the initial recognition of goodwill, as the same is not deductible for tax purposes.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid/recovered for uncertain tax positions.

17. Earnings per share

The Company presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Where ordinary shares are issued but not fully paid, they are treated in the calculation of basic earnings per share as a fraction of an ordinary share to the extent that they were entitled to participate in dividends during the period relative to a fully paid ordinary share. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding for the effects of all dilutive potential ordinary shares, which includes share options granted to employees. To the extent that partly paid shares are not entitled to participate in dividends during the period, they are treated as the equivalent of warrants or options in the calculation of diluted earnings per share.

18. Fair value measurement

A number of the Company's accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability or in the absence of a principal market, in the most advantageous market for the asset or liability. The principal market or the most advantageous market must be accessible to the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorised within the fair value hierarchy based on the lowest level input that is significant to the fair value measurement as a whole. The fair value hierarchy is described below:


Notes forming part of the Standalone Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

Level 1 - unadjusted quoted prices in active markets for identical assets and liabilities.

Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 - unobservable inputs for the asset or liability

For assets and liabilities that are recognised in the financial statements at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorisation at the end of each reporting period.

For the purpose of fair value disclosures, the Company has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of fair value hierarchy.

Fair values have been determined for measurement and / or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(i)   Investments in equity and debt securities

The fair value is determined by reference to their quoted price at the reporting date. In the absence of quoted price, the fair value of the financial asset is measured using valuation techniques.

(ii)   Trade and other receivables

The fair value of trade and other receivables expected to be realised beyond twelve months, excluding construction contracts in progress, is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. However in respect of such financial instruments, fair value generally approximates the carrying amount due to the short term nature of such assets. This fair value is determined for disclosure purposes or when acquired in a business combination.

(iii) Derivatives

The fair value of forward exchange contracts is based on their quoted price, if available. If a quoted price is not available, the fair value

is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk free interest rate (based on government bonds). The fair value of foreign currency option contracts is determined based on the appropriate valuation techniques, considering the terms of the contract. Fair values reflect the credit risk of the instrument and include adjustments to take account of the credit risk of the Company and the counter party when appropriate. The fair value of the cross currency swaps (principal only swaps) and interest rate swaps is determined based on the discounting of the future cash flows at the market rates existing on the reporting date.

(iv)   Non derivative financial liabilities

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. For finance leases, the market rate of interest is determined by reference to similar lease agreements.

(v)   Share-based payment transactions

The fair value of employee stock options is measured using the Black-Scholes method. Measurement inputs include share price on grant date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), expected term of the instrument (based on historical experience and general option holder behaviour), expected dividends, and the risk free interest rate (based on government bonds).

19. Dividend distribution to Equity shareholders

Dividend distributed to Equity shareholders is recognised as distribution to owners of capital in the Statement of Changes in Equity, in the period in which it is paid.

20. Related Party transactions

A)   Identification of Related Parties and the Related Party Transactions

i.   Every promoter, director and key managerial personnel (KMP) of the



Notes forming part of the Standalone Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

Company and its subsidiaries/ Joint venture shall,

a. at the time of appointment;

b. periodically – as required by the Company

c. whenever there is any change in the information already submitted, provide requisite information about his / her Relatives and all firms, entities, body corporates, in which such promoter, director or KMP is interested, whether directly or indirectly, to the Company or the subsidiary/ Joint venture (as the case may be). Every such promoter, director and KMP shall also provide any additional information about the transaction, that the Board /Audit Committee may reasonably request.

B) Review and approval of Related Party Transaction

In case any Related Party Transactions are referred by the Company to the Board for its approval due to the transaction being (i) not in the ordinary course of business, or (ii) not at an arm's length price, the Board will consider such factors as, nature of the transaction, material terms, the manner of determining the pricing and the business rationale for entering into such transaction. On such consideration, the Board may approve the transaction or may require such modifications to transaction terms as it deems appropriate under the circumstances. Any member of the Board who has any interest in any Related Party Transaction will recuse himself and abstain from discussion and voting on the approval of the Related Party Transaction.

C) Reporting of Related Party Transactions

Every contract or arrangement, which is required to be approved by the Board under this Policy, shall be referred to in the Board's report along with the justification for entering into such contract or arrangement.

21. Cash and cash equivalents

Cash and cash equivalent in the balance sheet comprise cash at banks and on hand and short-term deposits with an original maturity of three months or less, which are subject to an insignificant risk of changes in value. For the purpose of the statement of cash flows, cash and cash equivalents consist of cash and short-term deposits, as defined above, net of outstanding bank overdrafts as they are considered an integral part of the Company's cash management.

22. Current/ non-current classification

An asset is classified as current if:

(a) it is expected to be realised or sold or consumed in the Company's normal operating cycle;

(b) it is held primarily for the purpose of trading;

(c) it is expected to be realised within twelve months after the reporting period; or

(d) it is cash or a cash equivalent unless it is restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as non-current.

A liability is classified as current if:

(a) it is expected to be settled in normal operating cycle;

(b) it is held primarily for the purpose of trading;

(c) it is expected to be settled within twelve months after the reporting period;

(d) it has no unconditional right to defer the settlement of the liability for at lease twelve months after the reporting period.

All other liabilities are classified as non-current.

The operating cycle is the time between acquisition of assets for processing and their realisation in cash and cash equivalents. The Company's normal operating cycle is twelve months.



Notes forming part of the Standalone Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

D. NOTES FORMING PART OF THE STANDALONE FINANCIAL STATEMENTS

1A. Property, Plant and Equipment

The following table presents the changes in property, plant and equipment for the year ended March 31, 2025

Particulars	ORIGINAL COST				DEPRECIATION				NET BOOK VALUE	
	As at April 1, 2024	Additions during the year	Deletions/ Adjustments during the year	As at March 31, 2025	As at April 1, 2024	For the year	Deletions/ Adjustments during the year	As at March 31, 2025	As at March 31, 2025	As at March 31, 2024
Owned assets										
Freehold Land	2,069	-	-	2,069	-	-	-	-	2,069	2,069
Buildings	22,719	-	-	22,719	8,858	810	-	9,668	13,051	13,861
Plant and equipments	1,42,732	22,352	3,017	1,62,067	93,766	11,549	2,218	1,03,097	58,970	48,966
Furniture and fittings	1,127	3	216	914	1,122	1	216	907	7	5
Office equipments	2,082	72	413	1,741	1,663	40	413	1,290	451	419
Leasehold improvements	8,024	689	-	8,713	6,342	745	-	7,087	1,626	1,682
Motor vehicles	72	-	-	72	72	-	-	72	-	-
	1,78,825	23,116	3,646	1,98,295	1,11,823	13,145	2,847	1,22,121	76,174	67,002



Notes forming part of the Standalone Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

The following table presents the changes in property, plant and equipment for the year ended March 31, 2024

Particulars	ORIGINAL COST				DEPRECIATION				NET BOOK VALUE	
	As at April 1, 2023	Additions during the year	Deletions/ Adjustments during the year	As at March 31, 2024	As at April 1, 2023	For the year	Deletions/ Adjustments during the year	As at March 31, 2024	As at March 31, 2024	As at March 31, 2023
Owned assets										
Freehold Land	2,069	-	-	2,069	-	-	-	-	2,069	2,069
Buildings	22,719	-	-	22,719	8,048	810	-	8,858	13,861	14,671
Plant and equipments	1,25,642	17,320	230	1,42,732	83,795	10,200	229	93,766	48,966	41,847
Furniture and fittings	1,125	3	1	1,127	1,122	1	1	1,122	5	3
Office equipments	2,038	50	6	2,082	1,630	39	6	1,663	419	408
Leasehold improvements	7,737	287	-	8,024	5,306	1,036	-	6,342	1,682	2,431
Motor vehicles	72	-	-	72	72	-	-	72	-	-
	1,61,402	17,660	237	1,78,825	99,973	12,086	236	1,11,823	67,002	61,429

Notes:

(a) Refer note D (13) and D (17) for assets provided as security against borrowings.

(b) Refer note D (21) (c) for capital commitments

1B. Capital work-in-progress

Particulars	As at April 1, 2024	Additions / Adjustments	Capitalised during the year	As at March 31, 2025
Capital work-in-progress	2,540	30,784	(26,332)	6,992

Particulars	As at April 1, 2023	Additions / Adjustments	Capitalised during the year	As at March 31, 2024
Capital work-in-progress	1,929	22,595	(21,984)	2,540

Refer note 52 clause(vi) for Capital work-in-progress ageing



Notes forming part of the Standalone Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

2. RIGHT OF USE ASSETS AND LIABILITIES

Following are the changes in the carrying value of right of use assets for the year ended March 31, 2025

Particulars	Category of ROU asset				
	Land	Building	P&M	IRU	Total
Balance as of April 1, 2024	**7,882**	**6,165**	**2,103**	**8,186**	**24,336**
Additions	-	505	9,593	5,295	15,393
Deletions	(5,129)	-	-	-	(5,129)
Depreciation expenses	(62)	(2,182)	(1,809)	(1,410)	(5,463)
Balance as of March 31, 2025	**2,691**	**4,488**	**9,887**	**12,071**	**29,137**

Following are the changes in the carrying value of right of use assets for the year ended March 31, 2024

Particulars	Category of ROU asset				
	Land	Building	P&M	IRU	Total
Balance as of April 1, 2023	**7,989**	**5,283**	**2,774**	**5,722**	**21,768**
Additions	-	3,403	529	3,872	7,804
Deletions	-	(87)	(107)	-	(194)
Depreciation expenses	(107)	(2,434)	(1,093)	(1,408)	(5,042)
Balance as of March 31, 2024	**7,882**	**6,165**	**2,103**	**8,186**	**24,336**

Lease Liabilities

Particulars	As at March 31, 2025	As at March 31, 2024
Current lease liabilities	3,001	2,561
Non-current lease liabilities	12,881	6,373
Total	**15,882**	**8,934**

The movement in lease liabilities during the year ended March 31, 2025 and March 31, 2024 are given below:

Particulars	For the year ended March 31, 2025	For the year ended March 31, 2024
Balance at the beginning of the year	**8,934**	**8,834**
Additions	10,098	3,658
Interest on lease liabilities	1,101	838
Deletions	-	(195)
Payment of lease liabilities	(4,285)	(4,162)
Fair valuation of Lease liabilities	34	(39)
Balance at the end of the year	**15,882**	**8,934**

Note: Refer Note D (38) for contractual maturities to lease liabilities

Amounts recognised in profit or loss for the year ended March 31, 2025 and March 31, 2024 are given below:

Particulars	For the year ended March 31, 2025	For the year ended March 31, 2024
Depreciation expenses	5,463	5,042
Interest on lease liabilities	1,101	838
Expenses relating to leases of low-value assets, including short-term leases of low value assets	1,901	1,633



3. INTANGIBLE ASSETS

The following table presents the changes in intangible assets for the year ended March 31, 2025

Particulars	ORIGINAL COST				AMORTISATION				NET BOOK VALUE	
	As at April 1, 2024	Additions during the year	Deletions/Adjustments during the year	As at March 31, 2025	As at April 1, 2024	For the year	Deletions/Adjustments during the year	As at March 31, 2025	As at March 31, 2025	As at March 31, 2024
Undersea cable capacity	7,733	-	-	7,733	7,717	16	-	7,733	-	16
System software	20,522	3,216	465	23,273	15,614	3,011	425	18,200	5,073	4,908
License fees	780	-	-	780	556	32	-	588	192	224
Customer related intangibles	655	-	-	655	655	-	-	655	-	-
	29,690	3,216	465	32,441	24,542	3,059	425	27,176	5,265	5,148

The following table presents the changes in intangible assets for the year ended March 31, 2024

Particulars	ORIGINAL COST				AMORTISATION				NET BOOK VALUE	
	As at April 1, 2023	Additions during the year	Deletions/Adjustments during the year	As at March 31, 2024	As at April 1, 2023	For the year	Deletions/Adjustments during the year	As at March 31, 2024	As at March 31, 2024	As at March 31, 2023
Undersea cable capacity	7,733	-	-	7,733	6,825	892	-	7,717	16	908
System software	16,201	4,324	3	20,522	12,580	3,036	2	15,614	4,908	3,621
License fees	780	-	-	780	524	32	-	556	224	256
Customer related intangibles	655	-	-	655	655	-	-	655	-	-
	25,369	4,324	3	29,690	20,584	3,960	2	24,542	5,148	4,785



Notes forming part of the Standalone Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

4. INVESTMENTS - NON-CURRENT

Particulars		As at March 31, 2025	As at March 31, 2024
Investment in equity instruments			
Investments in subsidiaries – unquoted (carried at cost)			
Sify Technologies (Singapore) Pte Limited			
[2,000 (March 31, 2024 : 2,000) equity shares of S $1 each fully paid up]		1	1
[5,00,000 (March 31, 2024 : 5,00,000) equity shares of ₹ 67.98 (USD 1) each fully paid up]		340	340
Sify Technologies North America Corporation			
[100 (March 31, 2024: 100) Common stock of ₹ 0.006155 (USD 0.0001) each fully paid up]		*	*
[NIL (March 31,2024: 3,43,95,956) Common stock of ₹ 0.008313 each (USD 0.0001 per share) fully paid] (Refer Note b below)		-	1,247
Sify Technologies North America Corporation			
[8,00,00,000 (March 31, 2024: 8,00,00,000) Preferred stock of ₹ 0.006155 (USD 0.0001) each fully paid up]		3,078	3,078
Sify Data and Managed Services Limited			
[50,00,000 (March 31, 2024: 50,00,000) Equity Shares of ₹ 10 each fully paid up]		500	500
Sify Digital Services Limited (SDSL)			
[26,24,92,124 (March 31, 2024: 24,99,92,499) Equity Shares of ₹ 10 each fully paid up] (Refer note (a) below)		29,999	24,999
Sify Infinit Spaces Limited (SISL)			
[51,01,31,127 (March 31, 2024: 50,58,59,762) Equity Shares of ₹ 10 each fully paid up] (Refer note (c) below)		55,693	51,500
SKVR Software Solution Private Limited [Refer Note D (44)]			
[5,100 (March 31, 2024: 5,100) equity shares of ₹ 10 each fully paid up]		2,040	2,040
Total equity instruments	**A**	**91,651**	**83,705**
Investment in preference shares			
Investments in subsidiaries – unquoted (carried at cost)			
Sify Data and Managed Services Limited			
[2,00,00,000 (March 31, 2024: 2,00,00,000) 7% Non-Cumulative redeemable Preference Shares of ₹ 10 each fully paid up]		2,000	2,000
Sify Infinit Spaces Limited (SISL)			
[5,00,00,000 (March 31, 2024: Nil) 6% Non-Cumulative Compulsorily Convertible Preference Shares of ₹ 10 each fully paid up]		7,305	-
	B	**9,305**	**2,000**
Investment in Others - subsidiaries			
Sify Infinit Spaces Limited			
[2,22,50,000 (March 31, 2024 : 2,22,50,000) 6% Complusorily Convertible Debentures of ₹ 100 each fully paid up]	**C**	**22,250**	**22,250**
	(A) + (B) + (C)	**1,23,206**	**1,07,955**
Aggregate cost of unquoted investments		**1,23,206**	**1,07,955**

*amount below rounding off norm adopted by the Company



Notes forming part of the Standalone Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

Note:

(a) During the year, The company has made an additional investment of ₹ 5,000 comprising of 1,24,99,625 shares at face value of ₹ 10 each in Sify Digital Services Limited (Wholly owned Subsidiary).

(b) During the year, The company has transferred the Investment in Common stock of Sify Technologies North America Corporation to Sify Digital Services Limited.

(c) The Scheme of Amalgamation of Patel Auto Engineering Company (India) Private Limited ("PAECIPL") with Sify Infinit Spaces Limited ("SISL") is filed with Hon'ble NCLT on February 9, 2024. Scheme of amalgamation is approved by the Hon'ble NCLT on January 9,2025 effective April 1, 2023. SISL has alloted 42,71,365 share of ₹ 10/- each to the shareholders of PAECIPL.(Refer D(43)).

5. OTHER FINANCIAL ASSETS - NON-CURRENT

Particulars	As at March 31, 2025	As at March 31, 2024
Security deposits (refer note (a) below)	2,802	3,006
Bank deposits (refer note (b) below)	4	4
Loan to subsidiaries (refer note (c) & (d) below)	9,000	2,080
	11,806	**5,090**

a) We have fair valued the Security Deposit as per Ind AS 109 which are more than ₹ 50.

b) Represents deposits with more than 12 months maturity, ₹ 4 is free deposits (previous year ₹ 4).

c) Loan to subsidiaries includes ₹ 9,000 given to Sify Digital Services Limited (Subsidiary Company) during the financial year 24-25 at an interest rate of 8.50%.p.a. These loans are repayable over a period of three years.

d) Loans given to Sify Infity Spaces Limited amounting to ₹ 2,080 (Subsidiary Company) has been repaid during the FY 24-25.

6. OTHER NON-CURRENT ASSETS

Particulars	As at March 31, 2025	As at March 31, 2024
Capital advances	493	141
Prepaid expenses	1,151	832
Deferred Contract cost*	58	94
Balances with Government authorities	646	754
Other Advances	250	250
Advance tax and tax deducted at source (Net off provision for income tax)	22,612	22,339
	25,210	**24,410**

*Refer note D (47) for the movement in Contract cost

7. TRADE RECEIVABLES

Particulars	As at March 31, 2025	As at March 31, 2024
Trade receivables considered good - Secured	-	-
Trade receivables considered good - Unsecured*	39,952	37,009
Trade receivables which have significant increase in Credit Risk	2,561	2,628
Trade Receivables - credit impaired	-	-
Total	**42,513**	**39,637**
Loss Allowance [Refer note below]	(2,561)	(2,628)
Net Trade receivables	**39,952**	**37,009**



Notes forming part of the Standalone Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

The activity in loss allowance for doubtful receivables is given below:

Particulars	For the year ended March 31, 2025	For the year ended March 31, 2024
Balance at the beginning of the year	2,628	1,630
Add: Additional provision during the year	598	1,950
Less: Bad debts written off	(665)	(952)
Balance at the end of the year	**2,561**	**2,628**

*Refer Note D(13) & Note D(17) for Trade Receivables provided as security against borrowings

The following table presents the ageing of the Trade Receivables as at March 31, 2025

Particulars	Not Due	Outstanding for following periods from due date of payment					Total
		< 6 Months	6 Months - 1 Year	1 - 2 Years	2-3 Years	> 3 Years	
Trade receivables - Undisputed							
Considered good	23,885	8,771	1,418	-	-	-	34,074
Which have significant increase in credit risk	561	191	48	51	569	1,141	2,561
Credit impaired	-	-	-	-	-	-	-
	24,446	**8,962**	**1,466**	**51**	**569**	**1,141**	**36,635**
Trade receivables - Disputed							
Considered good	-	-	-	-	-	-	-
Which have significant increase in credit risk	-	-	-	-	-	-	-
Credit impaired	-	-	-	-	-	-	-
	-	**-**	**-**	**-**	**-**	**-**	**-**
Provision for doubtful debts							(2,561)
Trade receivable - unbilled							5,878
Total							**39,952**

The following table presents the ageing of the Trade Receivables as at March 31, 2024

Particulars	Not Due	Outstanding for following periods from due date of payment					Total
		< 6 Months	6 Months - 1 Year	1 - 2 Years	2-3 Years	> 3 Years	
Trade receivables - Undisputed							
Considered good	24,949	2,265	1,137	-	-	-	28,351
Which have significant increase in credit risk	771	207	41	52	1,309	248	2,628
Credit impaired	-	-	-	-	-	-	-
	25,720	**2,472**	**1,178**	**52**	**1,309**	**248**	**30,979**
Trade receivables - Disputed							
Considered good	-	-	-	-	-	-	-
Which have significant increase in credit risk	-	-	-	-	-	-	-
Credit impaired	-	-	-	-	-	-	-
	-	**-**	**-**	**-**	**-**	**-**	**-**
Provision for doubtful debts							(2,628)
Trade receivable - unbilled							8,658
Total							**37,009**



Notes forming part of the Standalone Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

8.1. Cash and Cash equivalents

Particulars		As at March 31, 2025	As at March 31, 2024
(a) Balance with banks (refer note (i) below)			
(i) in current accounts		11,468	6,299
(ii) Deposits with maturity of less than three months		-	7,003
(b) Cash on hand		11	9
	(A)	11,479	13,311

8.2. Other bank balances

Particulars		As at March 31, 2025	As at March 31, 2024
Bank deposits subject to lien		731	730
Deposits with maturity of more than three months but less than twelve months		13,086	-
Unpaid dividend account*		*	*
	(B)	13,817	730
	(A) +(B)	25,296	14,041

(i)   Refer Note D(13) & D(17) for Cash and Cash equivalents provided as security against borrowings

*amount below the rounding off norm adopted by the Company

Cash and cash equivalents for the purpose of Cash Flow Statement:

Particulars	As at March 31, 2025	As at March 31, 2024
Cash and cash equivalents as above	11,479	13,311
Less: Bank overdraft used for cash management purposes [Refer note 17 (h)]	(2,516)	(2,822)
	8,963	10,489

9. OTHER FINANCIAL ASSETS

Particulars		As at March 31, 2025	As at March 31, 2024
Amounts receivable from subsidiaries [Refer note (a) below]		7,584	11,030
Security deposits [Net of doubtful allowance (Refer note (b) below)]		1,198	146
Interest accrued on advances and deposits		330	42
	(A)	9,112	11,218
Unsecured, considered doubtful			
Advances other than capital advances		924	924
Less: Provision for doubtful advances [Refer note (b) below]		(924)	(924)
	(B)	-	-
	(A) +(B)	9,112	11,218

(a)   Includes ₹ 1,390 (previous year ₹ 958) receivable from Sify Infinit Spaces Limited, ₹ 5,330 (previous year ₹ 9,925) receivable from Sify Digital Services Limited, ₹ 2 (previous year ₹ 2) receivable from Sify Data and Managed Services Limited, wholly owned subsidiaries of the Company on account of transfer of assets/liabilities, transfer of revenue and expenses, customer receipts received and vendor payments made by or for the subsidiaries pertaining to the services rendered by and for the company. Also refer note D (35).



Notes forming part of the Standalone Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

(b) The activity in allowance for doubtful deposits and advances are given below:

Particulars	For the year ended March 31, 2025	For the year ended March 31, 2024
Balance at the beginning of the year	**924**	**924**
Add: Additional provision during the year	-	-
Balance at the end of the year	**924**	**924**

10. OTHER CURRENT ASSETS

Particulars	As at March 31, 2025	As at March 31, 2024
Balances with Government authorities	8,266	6,699
Prepaid expenses	4,848	3,919
Deferred contract costs*	136	396
Other advances	2,319	2,349
	15,569	**13,363**

*Refer note D (47) for the movement in Contract cost

11. EQUITY SHARE CAPITAL

Particulars	As at March 31, 2025	As at March 31, 2024
Authorized		
75,00,00,000 (March 31, 2024: 75,00,00,000) equity shares of ₹ 10 each	75,000	75,000
25,00,00,000 (March 31, 2024: 25,00,00,000) preference shares of ₹ 10 each	25,000	25,000
Issued		
44,69,25,601 (March 31, 2024: 19,61,55,662) equity shares of ₹ 10 each	44,693	19,616
Subscribed and fully paid		
43,41,02,399 (March 31, 2024: 18,33,32,460) equity shares of ₹ 10 each fully paid up	43,410	18,333
	43,410	**18,333**
Forfeited shares		
Amount originally paid up on 1,28,23,202 (March 31, 2024: 1,28,23,202) equity shares	128	128
	43,538	**18,461**

(a) The equity shares of the company having a par value of ₹ 10 per share. Of the above, 10,43,03,049 (Previous year : 4,38,01,808) shares are represented by American Depository Shares ('ADS') issued by the Company in accordance with applicable laws and regulations.

(b) Equity shares carry voting rights proportionate to the paid-up value per share. In the event of liquidation of the Company, holders of the equity shares are entitled to be repaid the amounts credited as paid up on those equity shares. All surplus assets after settlement of liabilities as at the commencement of winding-up shall be paid to the holders of equity shares in proportion to their shareholdings. The above payment is subject to the rights of creditors, employees, taxes, if any, and any other sums as may be prescribed under the Companies Act, 2013. Of the above ADS, 3,28,61,355 (March 31, 2024: 1,39,02,860) ADS held by M/s Infinity Capital Ventures LP are not tradable and are restricted.

(c) In 2010-11, the Company approved the issuance, in a private placement, of upto an aggregate of 12,50,00,000 of the Company's equity shares at a price of ₹ 32 per share aggregating to ₹ 40,000. These shares carry a face value of ₹ 10. During the financial year ended March 31, 2019, these shares are fully paid to the extent of ₹ 10.



Notes forming part of the Standalone Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

(d) Of the total outstanding shares,29,54,55,000 shares (March 31, 2024: 12,50,00,000) are held by M/s Ramanand Core Investment Company Private Limited, holding company

(e) Of the total outstanding shares, 2,50,00,000 shares are reserved for issue to eligible employees under Associate Stock Option Plans. Refer note D (36) for activities in Associate Stock Option plan.

(f) During the FY 24-25, The company has issued and allotted 24,99,98,963 Equity Shares and Equity Shares represented by American Depositary Shares (ADSs) having a face value of ₹ 10 each on rights issue basis.

(g) The Company has one class of preference shares having a par value of ₹ 10 each.

11.1 Reconciliation of number of shares in the beginning and at the end of the year

Particulars	As at March 31, 2025		As at March 31, 2024	
	Number of shares	Amount paid- up	Number of shares	Amount paid- up
Number of shares outstanding at the beginning of the year	**18,33,32,460**	**18,461**	**18,28,35,369**	**18,412**
Add:Shares issued on exercise of ASOP	7,70,976	77	4,97,091	49
Add:Rights issue	24,99,98,963	25,000	-	-
Number of shares outstanding at the end of the year	**43,41,02,399**	**43,538**	**18,33,32,460**	**18,461**

11.2 Shareholders holding more than 5% of the shares of the Company:

Particulars	As at March 31, 2025		As at March 31, 2024	
	Number of Shares held	% holding	Number of Shares held	% holding
Ramanand Core Investment Company Private Limited	29,54,55,000	68.06%	12,50,00,000	68.18%
Raju Vegesna Infotech & Industries Private Limited	3,43,43,689	7.91%	1,45,30,000	7.93%
Infinity Capital Ventures, LP	3,28,61,355	7.57%	1,39,02,860	7.58%

11.3 Shareholding of Promoters

Shareholding of the promoters as at March 31, 2025

Promoter name	No. of share	Percentage of total shares	Percentage change during the period
Infinity Capital Ventures, LP, USA (Unlisted)	3,28,61,355	8%	0.01%
Vegesna Family Trust, USA (Listed)	14,66,558	0%	0.00%
Raju Vegesna Infotech & Industries Private Limited*	3,43,43,689	8%	0.01%
Ramanand Core Investment Company Private Limited	29,54,55,000	68%	0.06%
Total	**36,41,26,602**	**84%**	

Shareholding of the promoters as at March 31, 2024

Promoter name	No. of share	Percentage of total shares	Percentage change during the period
Infinity Capital Ventures, LP, USA (Unlisted)	1,39,02,860	8%	(0.00)%
Vegesna Family Trust, USA (Listed)	6,20,466	0%	(0.00)%
Raju Vegesna Infotech & Industries Private Limited*	1,45,30,000	8%	(0.00)%
Ramanand Core Investment Company Private Limited	12,50,00,000	68%	(0.00)%
Total	**15,40,53,326**	**84%**	

*Infinity Satcom Universal Private Limited got merged with Raju Vegesna Infotech & Industries Private Limited vide Hon'ble NCLT order dated April 02, 2025 with effect from April 1, 2023.



Notes forming part of the Standalone Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

12. OTHER EQUITY

12.1 Reserves and surplus

Particulars		As at March 31, 2025	As at March 31, 2024
Securities premium			
Balance at the beginning of the year		**1,99,956**	**1,99,480**
Change in accounting policy/prior period errors		-	-
Restated Balance at the beginning of the year		**1,99,956**	**1,99,480**
Add: Transfer from stock option outstanding account in respect of options exercised during the year		173	108
Add: Additions during the year		243	368
Balance at the end of the year	**(A)**	**2,00,372**	**1,99,956**
General reserve			
Balance at the beginning of the year		**845**	**791**
Change in accounting policy/prior period errors		-	-
Restated Balance at the beginning of the year		**845**	**791**
Add: transferred from stock options outstanding account		864	54
Balance at the end of the year	**(B)**	**1,709**	**845**
Retained earnings			
Balance at the beginning of the year		**53,075**	**53,946**
Change in accounting policy/prior period errors		-	-
Restated Balance at the beginning of the year		**53,075**	**53,946**
Adjustments:			
Add: Profit for the year		(5,831)	(871)
Less: Acquisition of equity shares in subsidiary without change in control (refer note f below)		(936)	-
Less: Transaction cost pertaining to the right issue of the shares during the year		(524)	-
Balance at the end of the year	**(C)**	**45,784**	**53,075**
	(D) = (A)+(B)+(C)	**2,47,865**	**2,53,876**
Less: Accumulated losses dealt with vide order of Honourable High Court of Madras [Refer Note D (41) (a)]		(1,16,264)	(1,16,264)
Less: Accumulated losses dealt with vide scheme of merger [Refer Note D (41)(b)]		(27,661)	(27,661)
	(E)	**1,03,940**	**1,09,951**

12.2 Other components of Equity

Particulars		As at March 31, 2025	As at March 31, 2024
Stock option outstanding account			
Balance at the beginning of the year		**1,051**	**1,144**
Change in accounting policy/prior period errors		-	-
Restated Balance at the beginning of the year		**1,051**	**1,144**
Add: Employee stock compensation cost for the year		7	21
Add: Employee stock compensation cost for the year relating to subsidiaries		11	48



Notes forming part of the Standalone Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

Particulars		As at March 31, 2025	As at March 31, 2024
Less: Transfer to securities premium in respect of options exercised during the year		(173)	(108)
Less: Transfer to general reserve in respect of grants lapsed during the year		(864)	(54)
Balance at the end of the year	**(F)**	**32**	**1,051**
Remeasurement of net defined benefit liability/asset			
Balance at the beginning of the year		**(118)**	**(124)**
Change in accounting policy/prior period errors		-	-
Restated Balance at the beginning of the year		**(118)**	**(124)**
Add: Additions during the year		24	6
Balance at the end of the year	**(G)**	**(94)**	**(118)**
	(E)+(F)+(G)	**1,03,878**	**1,10,884**

Nature and purpose of Reserves

a) **Securities Premium**

Securities Premium used to record the premium on issue of shares. The reserve is utilised in accordance with the provisions of the Companies Act, 2013

b) **General Reserve**

General Reserve is a free reserve represents appropriation of profit by the company. General reserve is also created by transferring from one component of equity to another.

c) **Retained Earnings**

Retained earnings represents accumulated undistributed profits of the company that can be distributed by the Company as dividends to its equity share holders.

d) **Stock Option Outstanding Account**

Stock Option Outstanding Reserve represents the stock compensation expense recognized in the statement of changes in equity.

e) **Remeasurement of Defined benefit Liability / Asset**

Remeasurement of Defined benefit Liability / Asset represent the cumulative actuarial gain / loss recognized in other comprehensive income and presented within equity.

f) **Acquisition of equity shares in subsidiary without change in control**

In FY 24-25, the Company acquired an additional interest in Sify Infinit Spaces Limited. The Carrying amount of net assets as on date of acquisition was ₹ 4,193.

Particulars	₹
Carrying amount of net assets acquired	4,193
Consideration paid	5,129
Decrease in equity adjusted in retained earnings	(936)

13. BORROWINGS

13.1. Term Loans

Particulars	As at March 31, 2025	As at March 31, 2024
Secured		
From banks [Refer Note (a) and (f) below]	21,830	16,263
From others [Refer Note (b) and (c) below]	9,000	12,000


Notes forming part of the Standalone Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

Particulars		As at March 31, 2025	As at March 31, 2024
Unsecured			
From Subsidiary [Refer Note (d)]		2,000	-
From others [Refer Note (b) to (c) below]		4,160	5,582
	(F)	**36,990**	**33,845**

13.2. Lease Liabilities

Particulars		As at March 31, 2025	As at March 31, 2024
Long term maturities of finance lease obligations [Refer Note (e) to (f) below]		-	80
Other Lease Liabilities - Non Current		12,881	6,293
	B	**12,881**	**6,373**
	(A) + (B)	**49,871**	**40,218**

a.   Of total term loan balance ₹ 21,830 (previous year ₹ 16,263) are primarily secured by exclusive charge on identifiable movable fixed assets. Of the above Term Loan balance ₹ 9,000 (previous year ₹ 12,000) are primarily secured by exclusive charge on identifiable movable fixed assets with Second pari-passu charge on entire current assets of the Borrower, including trade/ bills receivables, book debts, etc. both present & future, excluding the Cash margin lien marked or Current Assets specifically funded by other lenders.

b.   These are primarily taken from NBFCs and are unsecured.

c.   These bear interest rate ranging from 0% to 9.50% P.a. (Previous Year: 0% to 9.50% P.a.) and repayable over a period of 24 to 60 months on quarterly instalments.

d.   During the year the Company received loan from Sify Data and Managed Services Limited. These loans carry an interest rate of 8.50%.p.a and repayable within three years from the disbursement. Refer Note D (35).

e.   These are primarily taken from NBFCs and are secured by lease of relevant assets.

f.   These bear interest rate ranging from 9% P.a. to 10.50% P.a. (Previous Year: 9% P.a. to 10.50% P.a.) and repayable over a period of 12 to 60 months on equated monthly / quarterly instalments.

g.   Borrowings from banks is net off processing charges amounting to ₹ 257 (Previous year ₹ 330).

h.   The current maturities of borrowings are as under:

Particulars	As at March 31, 2025	As at March 31, 2024
Secured		
Term loan from banks	6,681	4,880
Current maturities of finance lease obligations	80	738
Unsecured		
Loan from others	7,402	6,658
Current portion of lease obligation	2,921	1,823
	17,084	**14,099**

14. OTHER FINANCIAL LIABILITIES - NON-CURRENT

Particulars	As at March 31, 2025	As at March 31, 2024
Security deposits	380	379
	380	**379**



Notes forming part of the Standalone Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

15. PROVISIONS

Particulars		As at March 31, 2025	As at March 31, 2024
Provisions for employee benefits - current			
Compensated absences		165	152
	(A)	**165**	**152**
Provisions for employee benefits - non-current			
Gratuity (Refer Note D (33))		147	44
Compensated absences		501	442
	(B)	**648**	**486**
	(A) + (B)	**813**	**638**

16. OTHER NON-CURRENT LIABILITIES

Particulars		As at March 31, 2025	As at March 31, 2024
Contract liability (Unearned income)		32,100	29,535
		32,100	**29,535**

*includes unearned income from Sify Technologies (Singapore) Pte Limited, a wholly owned subsidiary ₹ 103 (previous year ₹ 293).

Refer note D (47) for the movement in Contract liability (Unearned income).

17. BORROWINGS AND LEASE LIABILITIES (SHORT-TERM)

17.1. Borrowings

Particulars	As at March 31, 2025	As at March 31, 2024
Loans repayable on demand from banks – Secured [Refer notes (a) to (c) below]		
Working capital facilities	21,901	18,451
Buyers' credit from banks	-	-
Loans repayable on demand from banks – Unsecured		
Working capital facilities		
Buyers' credit from banks [refer note (d) below]	920	1,836
Current maturities of Long Term Loans		
Current maturities of long term debt*	6,681	4,880
Current maturities of other loans*	7,402	6,658
	36,904	**31,825**

*Also refer note D (13)

17.2. Lease Liabilities

Particulars	As at March 31, 2025	As at March 31, 2024
Current maturities of Lease obligation		
Current maturities of finance lease obligations* (Refer note (e) and (f))	80	738
Current portion of other lease obligations*	2,921	1,823
	3,001	**2,561**

*Also refer note D(13)

(a)   Of the above, facilities amounting to ₹ 21,901 (Previous Year : ₹ 18,451), availed by the Company are primarily secured by way of pari-passu charge on the entire current assets of the Company and collaterally by way of pari-passu charge on the unencumbered movable fixed assets of the Company, both present and future.


Notes forming part of the Standalone Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

(b)   In addition to the above, out of these loans repayable on demand from banks,

(i)   exposure amounting to ₹ 7,095 (previous Year : ₹ 5,505) is secured collaterally by way of equitable mortgage over the properties at Tidel Park, Chennai, Vile Parle at Mumbai.

(ii)   exposure amounting to ₹ 3,000 (Previous Year : ₹ 3,000) is collaterally secured by equitable mortgage over the land and building at Noida and also covered by WDV of specific movable fixed assets funded out of their Term loan (since closed) at Noida DC, Uttar Pradesh.

(iii) the exposure amounting to ₹ 4,800 (previous Year : ₹ 4,800) is collaterally secured by equitable mortgage over the Vashi 5th floor property at Mumbai.

(c)   These working capital facilities bear interest ranging from 8.10% p.a. to 8.95% Per annum. [Previous year: 8.00% p.a. to 8.95% p.a.] and these facilities are subject to renewal annually.

(d)   The loans in the nature of Buyers Credit bear interest rate 5.98% p.a. to 7.08% Per annum (ie P.a.) (previous year2.97% to 6.23%).

(e)   These are primarily taken from NBFCs and are secured by lease of relevant assets.

(f)   These bear interest rate ranging from 0.00% P.a. to 9.45% P.a. (Previous Year: 0.00% P.a. to 9.45% P.a.) and repayable over a period of 24 to 60 months on quarterly instalments.

(g)   Borrowings from banks is net off processing charges amounting to ₹ 318 (Previous year ₹ 245).

(h)   Working capital facilities comprises the following:

Particulars	As at March 31, 2025	As at March 31, 2024
Bank overdraft	2,516	2,822
Other working capital facilities	20,305	17,465
	22,821	20,287

18. TRADE PAYABLES

Particulars	As at March 31, 2025	As at March 31, 2024
Towards purchase of goods and services		
Undisputed Trade payables:		
(A) Total outstanding dues to micro enterprises and small enterprises	664	433
(B) Total outstanding dues of creditors other than micro enterprises and small enterprises	57,908	47,880
	58,572	**48,313**

Trade Payables ageing schedule

The following table presents the ageing of the Trade payables as at March 31, 2025

Particulars	Outstanding for following periods from date of Invoice				Total
	< 1 Year	1- 2 Years	2 - 3 Years	> 3 Years	
Undisputed Trade payables :					
(a) Total outstanding dues to micro enterprises and small enterprises*	664	-	-	-	664
(b) Total outstanding dues of creditors other than micro enterprises and small enterprises	23,263	790	964	5,072	30,089
Total	**23,927**	**790**	**964**	**5,072**	**30,753**



Notes forming part of the Standalone Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

Particulars	Outstanding for following periods from date of Invoice				Total
	< 1 Year	1- 2 Years	2 - 3 Years	> 3 Years	
Disputed Trade payables:					
(c) Total outstanding dues to micro enterprises and small enterprises	-		-	-	-
(d) Total outstanding dues of creditors other than micro enterprises and small enterprises	-	-	-	-	-
	-	-	-	-	-
Trade payables - unbilled					27,819
Total	**23,927**	**790**	**964**	**5,072**	**58,572**

*Out of the above, ₹ 664 pertains to MSME dues not more than 45 days as on March 31, 2025

The following table presents the ageing of the Trade payables as at March 31, 2024

Particulars	Outstanding for following periods from date of Invoice				Total
	< 1 Year	1- 2 Years	2 - 3 Years	> 3 Years	
Undisputed Trade payables :					
(a) Total outstanding dues to micro enterprises and small enterprises*	433	-	-	-	433
(b) Total outstanding dues of creditors other than micro enterprises and small enterprises	14,362	1,041	3,199	2,138	20,740
Total	**14,795**	**1,041**	**3,199**	**2,138**	**21,173**
Disputed Trade payables :					
(c) Total outstanding dues to micro enterprises and small enterprises	-	-	-	-	-
(d) Total outstanding dues of creditors other than micro enterprises and small enterprises	-	-	-	-	-
	-	-	-	-	-
Trade payable - unbilled					27,140
Total	**14,795**	**1,041**	**3,199**	**2,138**	**48,313**

*Out of the above, ₹ 433 pertains to MSME dues not more than 45 days as on March 31, 2024

19. OTHER FINANCIAL LIABILITIES

Particulars	As at March 31, 2025	As at March 31, 2024
Capital creditors	9,751	4,042
Interest accrued but not due	177	175
Other payables	1,611	881
Unpaid dividends	*	*
	11,539	**5,098**

*Amount is below the rounding off norm adopted by the Company


Notes forming part of the Standalone Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

20. OTHER CURRENT LIABILITIES

Particulars	As at March 31, 2025	As at March 31, 2024
Advances received from customers	7,323	11,454
Statutory payables	900	323
Contract liability (Unearned income)*	21,363	14,305
Other payables	1,316	1,321
	30,902	27,403

*includes Unearned income from Sify Technologies (Singapore) Pte Limited, a wholly owned subsidiary ₹ 17 (Previous year ₹ 16).

*Refer note D (47) for the movement in Contract liability (Unearned income).

21. CONTINGENT LIABILITIES AND COMMITMENTS

(a) Contingent liabilities

(i) Claims against the Company not acknowledged as debts include demands from Indian Income Tax authorities for payment of tax amounting to ₹ Nil (Previous Year - ₹ Nil).

(ii) Contingencies due to certain Service Tax claims as at March 31, 2025 amounting to ₹ 4,162 (previous year: ₹ 4,162).

(iii) Contingencies due to certain Sales Tax claims as at March 31, 2025 amounting to ₹ 119 (Previous Year: ₹ 147) after adjusting an amount of ₹ 8 which has been paid under protest.

(iv) Contingencies due to certain Goods And Services Tax claims as at March 31, 2025 amounting to ₹ 2,378 (Previous Year: ₹ 1,653). An amount of ₹ 285 has been paid under protest.

(v) Contingencies due to certain Goods And Services Tax claims for which tax liability amounting to ₹ 405 has been paid under amnesty scheme. The appeal has been withdrawn and application is submitted for settlement of dispute under amnesty scheme. Interest and penalty under dispute is ₹ 1,407.

(vi) The Company is subject to legal proceedings and claims which are arising in the ordinary course of business. The Company's management does not reasonably expect that these legal actions, when ultimately concluded and determined, will have material and adverse effect on the Company's results of operations or financial conditions.

(vii) The Company has provided letter of support to its subsidiaries, SKVR Software Solution Limited (''SKVR'') and Sify Digital Services Limited ("SDSL") extending financial support in order to meet the shortfall in fund requirements for a period of not less than 12 months from the date of financial closure of accounts for the year ended March 31, 2025.

(b) Put Option :

Sify Infinit Spaces Limited ("SISL"), wholly owned subsidiary of the company has issued Compulsorily Convertible Debentures ("CCD") to Kotak Special Situations Fund ("KSSF") with initial subscription of ₹ 20,200 with subsequent subscription of ₹ 19,800 during the year 2021-2022 and 2022-23 and an option to request additional ₹ 60,000. On July 20, 2023, ₹ 60,000 is assigned to Kotak Data Center Fund("KDCF"). This Debenture Subscription Agreement is supplemented by a Put Option Agreement with the Company to ensure KSSF has protective rights in case there is contract breach or conditions for conversion is not met over the term of the instrument.

(c) Capital commitments

Particulars	As at March 31, 2025	As at March 31, 2024
Estimated amount of contracts remaining to be executed on capital account and not provided for	7,816	11,993

Notes:

(a) Refer note D (40) in respect of contingencies arising on legal proceedings.



Notes forming part of the Standalone Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

22. REVENUE FROM OPERATIONS

Particulars	For the year ended March 31, 2025	For the year ended March 31, 2024
Revenue from operations		
- Domestic	1,02,560	99,770
- Export	20,472	12,771
	1,23,032	**1,12,541**
Revenue arising from Voice services	1,694	2,063
Revenue arising from others	1,21,338	1,10,478
	1,23,032	**1,12,541**

Note : Performance obligations and remaining performance obligations

The Company has applied the practical expedient provided in the standard and accordingly not disclosed the remaining performance obligation relating to the contract where the performance obligation is part of a contract that has an original expected duration of one year or less and has also not disclosed the remaining performance obligation related disclosures for contracts where the revenue recognized corresponds directly with the value to the customer of the entity's performance completed to date.

The following table provides revenue expected to be recognised in the future related to performance obligation that are unsatisfied (or partially satisfied) at the reporting date.

Particulars	For the year ended March 31, 2025	For the year ended March 31, 2024
To be recognised:		
Within one year	21,384	14,305
One to three years	17,891	14,194
Three years or more	14,188	15,341
Total	**53,463**	**43,840**

23. OTHER INCOME

Particulars	For the year ended March 31, 2025	For the year ended March 31, 2024
Interest income		
From banks	1,513	97
Others (Refer note (a) below)	2,274	1,982
Other non-operating income		
Profit/(Loss) on sale of property, plant and equipment (Net)	19	26
Rental income (Refer note (b) below)	2,277	2,362
Income from Lease termination	-	88
Miscellaneous income	1,177	2,705
	7,260	**7,260**

a) Interest from others includes interest income from Income tax refund ₹ 434 (Previous year : ₹ 487).



Notes forming part of the Standalone Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

b)   The future lease rentals receivable are as follows:

Particulars	March 31, 2025	March 31, 2024
Not later than one year	2,345	2,277
later than one year but not later than five years	8,042	8,681
later than five years	291	1,997
	10,678	**12,955**

24. COST OF SERVICES RENDERED

Particulars	For the year ended March 31, 2025	For the year ended March 31, 2024
Cost of services rendered		
Networking costs	57,822	47,356
Other direct costs	14,339	13,410
	72,161	**60,766**

25. EMPLOYEE BENEFITS EXPENSE

Particulars	For the year ended March 31, 2025	For the year ended March 31, 2024
Salaries and wages	11,545	12,017
Contribution to provident and other funds	992	928
Staff welfare expenses	270	253
Share-based payments to employees [Refer note D(36)]	7	21
	12,814	**13,219**

26. FINANCE COSTS

Particulars	For the year ended March 31, 2025	For the year ended March 31, 2024
Interest on borrowings	7,299	5,548
Other finance costs	700	870
Interest on lease liability	1,101	813
	9,100	**7,231**

27. OTHER EXPENSES

Particulars	For the year ended March 31, 2025	For the year ended March 31, 2024
Commission expenses	722	1078
Communication expenses	126	127
Rent	1,901	1,129
Rates and taxes	1,043	387
Travelling expenses	991	786
Power and fuel expenses	1,452	1,345
Legal and professional	2,202	1,633
Payment to auditors		
- For Statutory audit fees	23	23
- For Other services	35	32



Notes forming part of the Standalone Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

Particulars	For the year ended March 31, 2025	For the year ended March 31, 2024
- For Reimbursement of Expenses	1	-
Repairs and maintenance expenses		
- Plant and machinery	3,504	2,122
- Buildings	1,006	1,165
- Others	3,040	3,435
Insurance	326	222
Outsourced manpower costs	1,293	837
Advertisement, selling and marketing expenses	1,512	1,112
Loss on foreign exchange fluctuation (net)	89	169
Contribution towards corporate social responsibility [Refer note D(49)]	62	112
Allowance for bad and doubtful debts (refer note D(7) for bad debts written off)	598	1,950
Miscellaneous expenses	987	950
	20,913	**18,614**

28. **Reconciliation of liabilities from financing activities and non-cash financing and investing activities for the year ended March 31, 2025**

   (i) **Long term borrowings**

Particulars	As at April 1, 2024	Proceeds	Repayment	Non-cash movement			As at March 31, 2025
				Assets acquired on lease	Interest on Lease liabilities	Fair value changes	
Term loans from Bank*	21,144	12,493	(5,125)	-	-	-	28,511
Term loans from Others	24,239	6,318	(7,989)	-	-	(7)	22,562
Lease Liabilities	8,934	-	(4,285)	10,098	1,101	34	15,882
Total	**54,317**	**18,811**	**(17,399)**	**10,098**	**1,101**	**27**	**66,955**

   *Borrowings from banks is net off processing charges amounting to ₹ 575.

   (ii) **Short term borrowings**

Particulars	As at April 1, 2024	Cash flow	Foreign exchange movement	As at March 31, 2025
Working capital facilities excluding overdraft*	17,465	2,840	-	20,305
Other short term borrowings	1,836	(898)	(18)	920
Total	**19,301**	**1,942**	**(18)**	**21,225**

   *Bank overdrafts are used for cash management purposes [Refer Note D (8)].

   Reconciliation of liabilities from financing activities and non-cash financing and investing activities for the year ended March 31, 2024

   (i) **Long term borrowings**

Particulars	As at April 1, 2023	Proceeds	Repayment	Non-cash movement				As at March 31, 2024
				Assets acquired on lease	Interest	Fair value changes	Re-Classification	
Term loans from Bank*	18,994	20,000	(2,857)	-	-	-	(14,993)	21,144
Term loans from Others	8,276	4,452	(3,618)	-	-	129	15,000	24,239
Lease Liabilities	8,834	-	(4,162)	3,463	838	(39)	-	8,934
Total	**36,104**	**24,452**	**(10,637)**	**-**	**838**	**90**	**7**	**54,317**

   *Borrowings from banks is net off processing charges amounting to ₹ 575.

   Note: The Axis Finance Limited ₹ 15,000 is reclassified to term loan from Others.



Notes forming part of the Standalone Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

(ii)   Short term borrowings

Particulars	As at April 1, 2023	Cash flow	Foreign exchange movement	As at March 31, 2024
Working capital facilities excluding overdraft*	14,830	2,635	-	17,465
Other short term borrowings	2,410	(574)	-	1,836
Total	**17,240**	**2,061**	**-**	**19,301**

*Bank overdrafts are used for cash management purposes [Refer Note D (8)].

29. DEFERRED TAX ASSETS AND LIABILITIES

The tax effects of significant temporary differences that resulted in deferred tax assets/ (liabilities) and a description of the items that created these differences is given below:

Recognised deferred tax assets/(liabilities)

Particulars	As at March 31, 2025	As at March 31, 2024
Deferred tax assets on temporary deductible differences		
Property, Plant and Equipment	2,942	3,040
Leases under Ind AS 116	445	477
Provision for employee benefits	205	175
Accounts receivable	775	662
Provision for Doubtful Advances	152	152
Payment to the MSME Vendors	8	8
	4,527	**4,514**
Deferred tax liabilities on temporary taxable differences		
Intangible assets	(568)	(1,131)
Finance lease obligations	(180)	(180)
	(748)	**(1,311)**
Net deferred tax asset recognised in Balance Sheet	**3,779**	**3,203**

In assessing the realizability of the deferred income tax assets, management considers whether some portion or all of deferred tax assets will be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred tax liabilities, projected future taxable income and tax planning strategy in making this assessment. Based on the level of historical taxable income and projections of future taxable income over the periods in which deferred tax assets are deductible, management recognizes deferred tax assets on deductible temporary differences to the extent of deferred tax liabilities on taxable temporary differences. The amount of deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

Movement in temporary differences during current and previous year:

Particulars	Property, Plant and Equipment	Leases under Ind AS 116	Provision for employee benefits	Accounts receivable	Provision for Doubtful Advances	Payment to MSME Vendors	Intangible assets	Finance lease obligations
Balance as at March 31, 2023	**2,703**	**486**	**191**	**410**	**152**	**-**	**(984)**	**(218)**
Recognised in income statement	337	(9)	(16)	252	-	8	(147)	38
Recognised in Equity	-	-	-	-	-	-	-	-
Balance as at March 31, 2024	**3,040**	**477**	**175**	**662**	**152**	**8**	**(1,131)**	**(180)**



Notes forming part of the Standalone Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

Particulars	Property, Plant and Equipment	Leases under Ind AS 116	Provision for employee benefits	Accounts receivable	Provision for Doubtful Advances	Payment to MSME Vendors	Intangible assets	Finance lease obligations
Recognised in income statement	(98)	(32)	30	113	-	-	563	-
Recognised in Equity	-	-	-	-	-	-	-	-
Balance as at March 31, 2025	**2,942**	**445**	**205**	**775**	**152**	**8**	**(568)**	**(180)**

Income tax expense recognized in profit or loss

Particulars	For the year ended March 31, 2025	For the year ended March 31, 2024
Current tax expense/ (reversal)	44	217
Deferred tax expense / (asset)	(576)	(463)
	(532)	**(246)**

Reconciliation of effective tax rates

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before taxes is summarised below:

Particulars	For the year ended March 31, 2025	For the year ended March 31, 2024
Profit before taxes	**(6,363)**	**(1,117)**
Enacted tax rates in India	25.17%	25.17%
Expected tax expense/(benefit)	(1,602)	(282)
Effect of :		
Effect of expenses that are not deductible in determining taxable profit	494	42
Recognition of previously unrecognised deferred tax asset on temporary differences	576	(6)
	(532)	**(246)**

30. PAYMENTS TO DIRECTORS (OTHER THAN MANAGING DIRECTOR AND EXECUTIVE DIRECTOR)

Particulars	For the year ended March 31, 2025	For the year ended March 31, 2024
Sitting fees	45	20
Consultancy fees	1	3

31. RECONCILIATION OF EQUITY SHARES IN COMPUTING WEIGHTED AVERAGE NUMBER OF EQUITY SHARES

(a) Weighted average number of shares – Basic

Particulars	For the year ended March 31, 2025	For the year ended March 31, 2024
Issued fully paid up ordinary shares as on April 1,	18,33,32,460	18,28,35,369
Effect of shares issued on exercise of stock options	1,09,557	1,98,581
Effect of Rights issue	18,97,25,240	-
Weighted average number of equity shares outstanding	**37,31,67,257**	**18,30,33,950**
Profit/(loss) for the year	**(5,831)**	**(871)**
Basic Earnings per Share	**(1.56)**	**(0.48)**



Notes forming part of the Standalone Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

(b) Weighted average number of shares – Diluted

Particulars	For the year ended March 31, 2025	For the year ended March 31, 2024
Weighted average number of equity shares outstanding	37,31,67,257	18,30,33,950
Dilutive impact of associated stock options*	4,38,289	21,64,419
Weighted average number of equity shares for diluted earnings per share	**37,36,05,546**	**18,51,98,369**
Profit/(loss) for the year	**(5,831)**	**(871)**
Diluted Earnings per Share	**(1.56)**	**(0.47)**

*The Company has issued Associate Stock Options of which 13,41,682 (Previous year - 63,29,187) options are outstanding as at March 31, 2025. These could potentially dilute basic earnings per share in future. Refer Note D(36).

32. FOREIGN CURRENCY EXPOSURE

The details of foreign currency exposure as at March 31, 2025 are as follows:

Particulars	As at March 31, 2025		
	Foreign Currency	Amount in foreign currency	Amount in Indian Rupees
Amounts receivable in foreign currency on account of:			
Cash and cash equivalent	USD	2	169
	GBP	*	50
	EUR		-
			219
Trade Receivables	USD	103	8,836
	EUR	5	437
			9,273
Amounts payable in foreign currency on account of:			
Trade Payables	EUR	4	327
	HKD	1	10
	USD	161	13,793
	DHS	*	3
	GBP	1	65
	AUD	*	-
			14,198
Foreign currency borrowings	USD	11	919

*amount is below the rounding off norm adopted by the Company.

The details of foreign currency exposure as at March 31, 2024 are as follows:

Particulars	As at March 31, 2024		
	Foreign Currency	Amount in foreign currency	Amount in Indian Rupees
Amounts receivable in foreign currency on account of:			
Cash and cash equivalent	USD	3	240
	GBP	1	111
	EUR	*	5
			356
Trade Receivables	USD	131	10,923
	EUR	5	408
			11,331



Notes forming part of the Standalone Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

Particulars	As at March 31, 2024		
	Foreign Currency	Amount in foreign currency	Amount in Indian Rupees
Amounts payable in foreign currency on account of:			
Trade Payables	EUR	4	377
	USD	67	5,576
	DHS	-	7
	GBP	-	48
			6,008
Foreign currency borrowings	USD	29	1,836

*amount below rounding-off norm adopted by the Company.

33. EMPLOYEE BENEFITS

a. Defined benefit plans (Gratuity)

Reconciliation of opening and closing balances of the present value of the defined benefit obligation (Gratuity)

Particulars	Year ended March 31, 2025	Year ended March 31, 2024
Projected benefit obligation at the beginning of the year	**1,681**	**1,444**
Service cost	224	207
Interest cost	120	106
Remeasurement (gain)/losses	(4)	5
Benefits paid	(132)	(81)
Projected benefit obligation at the end of the year	**1,889**	**1,681**

Change in the fair value of plan assets

Particulars	Year ended March 31, 2025	Year ended March 31, 2024
Fair value of plan assets at the beginning of the year	**1,637**	**1,292**
Interest income	117	95
Employer contributions	100	320
Benefits paid	(132)	(81)
Return on plan assets, excluding amount recognised in net interest expense	20	11
Fair value of plan assets at the end of the year	**1,742**	**1,637**

Amount recognised in the Balance Sheet

Particulars	Year ended March 31, 2025	Year ended March 31, 2024
Present value of projected benefit obligation at the end of the year	1,889	1,681
Fair value of plan assets at the end of the year	(1,742)	(1,637)
Funded status amount of liability recognised in the Balance Sheet	**147**	**44**

Expense recognised in the Statement of Profit and Loss

Particulars	Year ended March 31, 2025	Year ended March 31, 2024
Service cost	224	207
Interest cost	120	106
Interest income	(117)	(95)
Net gratuity costs	**227**	**218**



Notes forming part of the Standalone Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

Summary of actuarial assumptions

Particulars	Year ended March 31, 2025	Year ended March 31, 2024
Discount rate	6.65%	7.15%
Salary escalation rate	8.00%	8.00%
Average future working life time	21.67 years	21.46 years

Discount rate: The discount rate is based on the prevailing market yields of Indian government securities as at the balance sheet date for the estimated term of the obligations.

Expected rate of return on plan assets: This is based on the expectation of the average long term rate of return expected on investments of the fund during the estimated term of the obligations.

Salary escalation rate: The estimates of future salary increases considered taking into account the inflation, seniority, promotion and other relevant factors.

Contributions: The Company expects to contribute ₹ 376 (previous year ₹ 247) to its gratuity fund during the year ending March 31, 2026.

The expected cash flows over the next few years are as follows:

Year	As at	
	March 31, 2025	March 31, 2024
1 year	385	359
2 to 5 years	1,180	1047
6 to 10 years	703	655
More than 10 years	338	310

Plan assets: The Gratuity plan's weighted-average asset allocation at March 31, 2025 and March 31, 2024, by asset category is as follows:

Particulars	March 31, 2025	March 31, 2024
Funds managed by insurers	100%	100%

Remeasurement of the net defined benefit liability recognised in other comprehensive income

Amount recognised in other comprehensive income for the years ended March 31, 2025 and March 31, 2024 are as follows:

Particulars	March 31, 2025	March 31, 2024
Remeasurement (gain) /loss arising from		
- change in demographic assumptions	-	-
- change in financial assumptions	40	10
- experience variance	(44)	(5)
- return on plan assets, excluding amount recognised in net interest expense/income	(20)	(11)
	(24)	**(6)**

Sensitivity analysis of significant actuarial assumptions

Significant actuarial assumptions for the determination of the defined benefit obligation are discount rate and expected salary increase. The sensitivity analysis below have been determined based on reasonably possible changes of the assumptions occurring at the end of the reporting period, while holding all other assumptions constant. The results of sensitivity analysis is given below:



Notes forming part of the Standalone Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

Particulars	March 31, 2025		March 31, 2024	
	Decrease	Increase	Decrease	Increase
Discount rate (-/+ 1%)	1,972	1,811	1,754	1,612
(% change compared to base due to sensitivity)	4.4%	(4.1)%	4.4%	(4.0)%
Attrition Rate (- / + 50% of attrition rates)	1,963	1,834	1,722	1,646
(% change compared to base due to sensitivity)	4.0%	(2.9)%	2.5%	(2.0)%
Mortality Rate (- / + 10% of mortality rates)	1,888	1,888	1,680	1,681
(% change compared to base due to sensitivity)	0.0%	0.0%	0.0%	0.0%
Salary Growth rate (-/+ 1%)	1,823	1,956	1,623	1,739
(% change compared to base due to sensitivity)	(3.5)%	3.6%	(3.4)%	3.5%

b. Contributions to defined contribution plans

In accordance with Indian law, all employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and employer make monthly contributions to the plan, each equal to a specified percentage of employee's basic salary. The company has no further obligations under the plan beyond its monthly contributions. The company contributed ₹ 765 and ₹ 710 for the year ended March 31, 2025 and March 31, 2024 respectively.

34. SEGMENT REPORTING

Based on review by Chief Operating Decision Makers (CODM) there is only one segment i.e,. Network Centric services.

35. RELATED PARTIES AND TRANSACTIONS

(a) Related parties

The related parties where control / significant influence exists are subsidiaries and associates. Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, including any director whether executive or otherwise. Key management personnel includes the board of directors and other senior management executives. The other related parties are those with whom the Company has had transaction during the year ended March 31, 2025 and March 31, 2024 are as follows:

Particulars	Related Parties	Country of Incorporation	% of ownership interest
Holding companies	Ramanand Core Investment Company Private Limited (subsidiary of Raju Vegesna Infotech and Industries Private Limited)	India	
Subsidiaries	Sify Technologies (Singapore) Pte. Limited (Sify SGP)	Singapore	100%
	Sify Technologies North America Corporation (Sify NA)	USA	100%
	Sify Data and Managed Services Limited (SDMS)	India	100%
	Sify Infinit Spaces Limited (SISL)	India	100%
	Sify Digital Services Limited (SDSL)	India	100%
	SKVR Software Solution Private Limited (SKVR)	India	51%
Key Managerial Personnel	Mr. Raju Vegesna - Chairman and Managing Director		
	Mr. M P Vijay Kumar - Chief financial officer (till 21.10.2024), Whole time Director		
	Mr. V Ramanujan - Chief financial officer (w.e.f. 22.10.2024)		
	Mrs.Meenakshi Jayaraman - Company Secretary		
Trust controlled by KMP of Holding Company	Raju Vegesna Foundation	India	



Notes forming part of the Standalone Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

(b) Related party transactions and balances

Following is a summary of related party transactions for the year ended March 31, 2025:

Transactions	Holding Company	Subsidiaries	Others	Key Management Personnel
Consultancy services received	-	-	-	1
Sitting fees paid	-	-	-	45
Salaries and other short term benefits*	-	-	-	225
Contributions to defined contribution plans*	-	-	-	13
Share based payment transactions*	-	-	-	-
Lease rentals paid**	22	20	90	-
Lease rentals received***	-	2,277	-	-
Loan repaid by subsidiary	-	2,080	-	-
Loans Received	-	2,000	-	-
Receipt of services	-	2,885	-	-
Reimbursement of expenses	-	995	-	-
Rendering of services	-	618	-	-
Interest received	-	1,789	-	-
Interest paid	-	1	-	-
Loan given	-	9,000	-	-
Security Deposit Transfer	-	-	-	-
Disinvestment made in subsidiaries	-	1,247	-	-
Investment made in subsidiaries	-	5,000	-	-
Advances repaid by subsidiaries	-	1,393	-	-
Asset transfer	-	2,784	-	-
Revenue transferred#	-	25,076	-	-
Other income transfer	-	66	-	-
Expenses transferred	-	26,622	-	-
Amount of outstanding balances				
Advance lease rentals and refundable deposits made**	-	-	56	-
Loans given	-	9,000	-	-
Loans Received	-	2,000	-	-
Amounts Receivable	-	1,146	-	-
Amounts Payable	-	(11,034)	-	-
Trade Payable	-	1,439	-	-
Trade receivable	-	-	-	-
Lease Deposit received	-	345	-	-
Lease rentals payable**	-	-	-	-

Additional information - Subsidiary wise breakup for the year ended March 31, 2025

Particulars	SDSL	SISL	Sify NA@	Sify SGP	SDMS	SKVR
Receipt of services	2,215	303	-	367	-	-
Reimbursement of expenses	-	-	-	995	-	-
Rendering of services	-	-	-	618	-	-
Lease rentals received***	-	2,277	-	-	-	-
Lease rentals paid	-	20	-	-	-	-
Interest received	320	1,469	-	-	-	-



Notes forming part of the Standalone Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

Particulars	SDSL	SISL	Sify NA@	Sify SGP	SDMS	SKVR
Other Income transfer	66	-	-	-	-	-
Loans repaid for subsidiaries	1,393	-	-	-	-	-
Loans given	9,000	-	-	-	-	-
Loan repaid by subsidiary	-	2,080	-	-	-	-
Loan received	-	-	-	-	2,000	-
Interest paid	-	-	-	-	1	-
Asset transfer	2,745	39	-	-	-	-
Investment made in subsidiaries	5,000	-	-	-	-	-
Disinvestment made in subsidiaries	-	-	1,247	-	-	-
Revenue transfer#	23,887	1,189	-	-	-	-
Expenses transfer	21,350	5,269	3	-	-	-
Outstanding Balances						
Trade payable	-	-	-	1,439	-	-
Trade receivable	-	-	-	-	-	-
Loans given	9,000	-	-	-	-	-
Loan received	-	-	-	-	2,000	-
Amounts Receivable	1,127	19	-	-	-	-
Amounts Payable	(10,341)	(692)	-	-	-	-
Advances Payable/Receivable	5,330	1,390	38	827	-	-
Lease Deposit	-	345	-	-	-	-
Unearned income	-	-	-	120	-	-
Right of use Asset	-	-	-	616	-	-

Following is a summary of related party transactions for the year ended March 31, 2024:

Transactions	Holding Company	Subsidiaries	Others	Key Management Personnel
Consultancy services received	-	-	-	3
Sitting fees paid	-	-	-	20
Salaries and other short term benefits*	-	-	-	390
Contributions to defined contribution plans*	-	-	-	16
Share based payment transactions*	-	-	-	-
Lease rentals paid**	14	20	86	-
Lease rentals received***	-	2,362	-	-
Receipt of services	-	2,928	-	-
Reimbursement of expenses	-	531	-	-
Rendering of services	-	567	-	-
Interest received	-	1,458	-	-
Loan repaid by subsidiary		170		
Loan given	-	500	-	-
Security Deposit Transfer	-	10	-	-
Investment made in subsidiaries	-	8,305	-	-
Advances repaid by subsidiaries	-	3,541	-	-
Asset transfer	-	4,860	-	-
Revenue transferred#	-	20,759	-	-



Notes forming part of the Standalone Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

Transactions	Holding Company	Subsidiaries	Others	Key Management Personnel
Other income transfer	-	14	-	-
Expenses transferred	-	26,140	-	-
Amount of outstanding balances				
Advance lease rentals and refundable deposits made**	-		56	-
Loans given	-	2,080	-	-
Amounts Receivable	-	945	-	-
Amounts Payable	-	11,314	-	-
Trade Payable	-	303	-	-
Trade receivable	-	221	-	-
Lease Deposit received	-	345	-	-
Lease rentals payable**	2	-	8	-

Additional information - Subsidiary wise breakup for the year ended March 31, 2024

Particulars	SDSL	SISL	Sify NA@	Sify SGP	SDMS	SKVR
Receipt of services	2,215	303	-	410	-	-
Reimbursement of expenses	-	-	-	531	-	-
Rendering of services	-	-	14	553	-	-
Lease rentals received***	-	2,362		-	-	-
Lease rentals paid	-	20	-	-	-	-
Interest received	-	1,458	-	-	-	-
Other Income transfer	14	-	-	-	-	-
Loans given	-	500	-	-	-	-
Loan repaid by subsidiary	3,541	170	-	-	-	-
Security Deposit transfer	-	10	-	-	-	-
Asset transfer	4,855	5	-	-	-	-
Investment made in Subsidiaries	4,998	-	1,247	-	-	2,060
Revenue transfer#	19,628	1,131	-	-	-	-
Expenses transfer	21,859	4,273	7	1	-	-
Outstanding Balances						
Trade payable	-	-	-	303	-	-
Trade receivable	-	-	52	169	-	-
Loans given	-	2,080	-	-	-	-
Amounts Receivable	945	-	-	-	-	-
Amounts Payable	10,196	1,118	-	-	-	-
Advances Payable/Receivable	9,926	974	41	86	-	-
Lease Deposit received from SISL	-	345	-	-	-	-
Unearned income	-	-	-	324	-	-
Right of use Asset	-	-	-	520	-	-

#Pursuant to BTA which is effective from February 1, 2021 with appointed date of April 1, 2020, the transactions that were recorded in the parent company and the balances as on January 31, 2021 pertaining the businesses that were transferred have been transferred to the subsidiary companies respectively. The customer and vendor contracts novation is in progress as on March 31, 2021. Pending confirmation from customers and vendors, the invoices have been booked in parent company and subsequently transferred to subsidiary companies as on March 31, 2021.

Pursuant to agreement for shared services between entities, the billing from parent entity to the subsidiary entities and vice versa is part of the services rendered and services received.



Notes forming part of the Standalone Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

@Sify NA revenue and receivables are on account of services rendered from Sify Digital Services Limited, hence the revenue and receivable has been transferred to SDSL

**During the year 2011-12, the Company had entered into a lease agreement with M/s Raju Vegesna Infotech and Industries Private Limited, the holding Company, to lease the premises owned by it for a period of three years effective February 1, 2012 on a rent of ₹ 0.75 (Rupees Seventy Five Thousand Only) per month. Subsequently, the Company entered into an amendment agreement with effect from April 1, 2013, providing for automatic renewal for a further period of two blocks of 3 years with an escalation of 15% on the last paid rent after the end of every three years. Subsequently on account of expiry of the said agreement, the company entered into a fresh agreement for a period of three years effective February 1, 2024 on a rent of ₹ 1.60 per month.

During the year 2011-12, the Company had also entered into a lease agreement with M/s Raju Vegesna Developers Private Limited, a Company in which Mr Ananda Raju Vegesna, Executive Director of the Company and Mr Raju Vegesna, Chairman and Managing director of the Company exercise significant influence, to lease the premises owned by it for a period of three years effective February 1, 2012 on a rent of 0.30 (Rupees Thirty Thousand Only) per month. The agreement provides for the automatic renewal for further period of two blocks of 3 years with an escalation of 15% on the last paid rent after the end of every three years.Subsequently on account of expiry of the said agreement, the company entered into a fresh agreement for a period of three years effective February 1, 2024 on a rent of 0.59 per month.

During the year 2010-11, the Company had entered into a lease agreement with Ms Radhika Vegesna, daughter of Mr Anand Raju Vegesna, Executive Director of the company, to lease the premises owned by her for a period of three years effective June 1, 2010 on a rent of ₹ 3 per month and payment of refundable security deposit of ₹ 26. This arrangement will automatically be renewed for a further period of two blocks of three years with all the terms remaining unchanged. Subsequently on account of expiry of the said agreement, the company entered into a fresh agreement for a period of three years effective June 1, 2019 on a rent of ₹ 6.39 per month and payment of additional refundable security deposit of ₹ 30. This arrangement will automatically be renewed for a further period of two blocks of three years with all the terms remaining unchanged.

*Represents salaries and other benefits of Key Management Personnel comprising of Mr. M P Vijay Kumar - WTD , Mr. V Ramanujan - CFO and Mrs. Meenakshi Jayaram - Company Secratary.

*During the Current year, the Managerial Remuneration paid to Mr. M P Vijay Kumar, Whole-time Director is in excess of the limits laid down under section 197 of the Companies Act, 2013 by ₹ 198 (March 31, 2024: ₹ 209) for which the Company has obtained approval from its shareholders as per the provisions of the Companies Act, 2013.

***During the year 2020-21, the Company had entered into a lease agreement with Sify Infinit Spaces Limited, the Subsidiary Company, to lease the premises at Chennai, Noida and Hyderabad owned by the company for a period of ten years effective April 1, 2020 on a rent of ₹ 7.20 (Rupees Seven lakhs Twenty Thousand), 57.37 (Rupees Fifty Seven Lakhs Thirty Seven Thousand) & 38.59 (Rupees Thirty Eight Lakhs Fifty Nine thousand) respectively per month with an escalation of 3% on the last paid rent after the end of every year and refundable security deposit equal to the rent of three months on all the said properties.

***During the year 2023-24, the Company had entered into a lease agreement with Sify Infinit Spaces Limited, the Subsidiary Company, to lease the premises at Chennai and Hyderabad owned by the company for a period of Seven years effective April 1, 2023 on a rent of 6.36 (Rupees Six lakhs Thirty Six Thousand) & ₹ 64.64 (Rupees Sixty Four Lakhs Sixty Four Thousand) respectively per month with an escalation of 3% on the last paid rent after the end of every year and refundable security deposit equal to the rent of three months on all the said properties.

36. ASSOCIATE STOCK OPTION PLAN

The Company had issued stock options under Associate Stock Option Plan (ASOP) 1999, ASOP 2000, ASOP 2002, ASOP 2005, ASOP 2007 and ASOP 2014. The Compensation Committee grants the options on the basis of performance, criticality and potential of the employees as identified by the management. Each option entitles the holder to purchase one American Depository Share (ADS) at an exercise price determined by the Compensation committee on the date of the grant. There are no options outstanding in respect of ASOP 1999, ASOP 2000, ASOP 2002, ASOP 2005 and ASOP 2007 as at March 31, 2025. The plan details of ASOP 2014 are as follows:

(i)   ASOP 2014

During July 2014, the shareholders of the Company approved a new scheme for allotment of shares to employees i.e. Associate Stock Option Plan 2014. 2,50,00,000 shares are reserved for this plan. Consequently 58,70,800 options were granted to the employees on January 20, 2015. The Company has granted additional 25000, 1,95,000, 465,000, 72,20,000, 3,35,000, 1,50,000, 5,25,000 and 1,84,300 options to employees during the year 2022-23, 2021-22, 2020-21, 2019-20, 2018-19, 2017-18, 2016-17 and 2015-16 respectively.



Notes forming part of the Standalone Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

The options vest in the following manner:

No of Options	Category	Vesting Pattern
43,04,600	Category I	3/5th of the options vest at the end of one year from the date of grant. The remaining 2/5th vests at the end of every half year during second and third years from the date of grant in 4 equal instalments
66,12,700	Category II	2/5th of the options vest at the end of one year from the date of grant. The remaining 3/5th vests at the end of every half year during second, third and fourth years in 6 equal instalments
40,52,800	Category III	2/5th of the options vest at the end of two years from the date of grant. The remaining 3/5th vests at the end of every half year during third, fourth and fifth years in 6 equal instalments.

The following table summarises the transactions of stock options under ASOP 2014

No. of options granted, exercised and forfeited	For the year ended	
	March 31, 2025	March 31, 2024
Outstanding at the beginning of the year	**63,29,187**	**69,72,978**
Granted during the year (given on rights issue)	86,30,671	-
Forfeited and expired during the year	(1,28,47,200)	(1,46,700)
Exercised during the year	(7,70,976)	(4,97,091)
Outstanding at the end of the year	**13,41,682**	**63,29,187**
Vested and exercisable at the end of the year	10,43,802	51,83,587
Weighted average exercise price in ₹	60.06	90.12
Remaining contractual period	0.09-2.82 Years	0.05-3.82 Years

The fair value of stock options granted has been measured using the Black Scholes model at the date of the grant. The Black Scholes model includes assumptions regarding dividend yields, expected volatility, expected term (or "option life") and risk free interest rates. In respect of the options granted, the expected term is estimated based on the vesting term, contractual term as well as expected exercise behaviour of the employees receiving the option. Expected volatility of the option is based on historical volatility, during a period equivalent to the option life, of the observed market prices of the Company's publicly traded equity shares. Share prices for the year 2011-12 have been eliminated in determining volatility as there had been extra ordinary price movements during the said period on account of capital infusion by promoters. Dividend yield of the options is based on the recent dividend activity. Risk-free interest rates are based on the Government securities yield in effect at the time of the grant. These assumptions reflect management's best estimates, but these assumptions involve inherent market uncertainties based on market conditions generally outside the Company's control. As a result, if other assumptions had been used in the current period, stock-based compensation expense could have been materially impacted. Further, if management uses different assumptions in the future periods, stock compensation expense could be materially impacted in future years.

The estimated fair value of stock options is charged to income on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards.

A summary of information about fixed price stock options outstanding with respect to ASOP 2014 as at March 31, 2025 is furnished below:

	Range of exercise price ₹	Number outstanding at March 31, 2025	Weighted average exercise price ₹	Weighted average remaining contractual life
ASOP 2014	34.62 - 135.28	13,41,682	60.06	0.09-2.82 Years

A summary of information about fixed price stock options outstanding with respect to ASOP 2014 as at March 31, 2024 is furnished below:

	Range of exercise price ₹	Number outstanding at March 31, 2024	Weighted average exercise price ₹	Weighted average remaining contractual life
ASOP 2014	66.60 - 230.97	63,29,187	90.12	0.05-3.82 Years



Notes forming part of the Standalone Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

37. FINANCIAL INSTRUMENTS

a. Derivative financial instruments

i. Forward and option contracts

Foreign exchange forward contracts and options are purchased to mitigate the risk of changes in foreign exchange rates associated with certain payables, receivables and forecasted transactions denominated in certain foreign currencies. These derivative contracts are initially recognized at fair value on the date the contract is entered into and subsequently re-measured at their fair value. Gains or losses arising from changes in the fair value of the derivative contracts are recognized immediately in profit or loss. The counterparties for these contracts are generally banks or financial institutions. The details of outstanding forward contracts as at March 31, 2025 and March 31, 2024 are given below:

Particulars	Currency	As at March 31, 2025	As at March 31, 2024
Forward/Option contracts (Sell)	USD	Nil	Nil
Forward/Option contracts (Buy)	USD	Nil	Nil
Net (gain) / loss on mark to market in respect of forward/option contracts outstanding	₹	Nil	Nil

The Company recognized a profit/(loss) on the forward contracts of ₹ Nil (Previous year: Net profit of ₹ 1) for the year ended March 31, 2025.

The forward exchange contracts and option contracts mature between one and twelve months. The table below summarizes the notional amounts of derivative financial instruments into relevant maturity groupings based on the remaining period as at the end of the year:

Particulars	As at March 31, 2025	As at March 31, 2024
Forward/Option contracts	(USD) (Sell)	(USD) (Sell)
Not later than one month	-	-
Later than one month and not later than three months	-	-
Later than three months and not later than six months	-	-
Later than six months and not later than one year	-	-

b. Financial instruments by category

The carrying value and fair value of financial instruments by each category as at March 31, 2025 were as follows:

Particulars	Financial assets/ liabilities at amortised costs	Financial assets/ liabilities at FVTPL	Financial assets/ liabilities at FVTOCI	Total carrying value	Total fair value
Assets					
Investments	1,23,206	-	-	1,23,206	1,23,206
Trade receivables	39,952	-	-	39,952	39,952
Cash and bank balances	11,479	-	-	11,479	11,479
Other bank balances	13,817	-	-	13,817	13,817
Other financial assets	20,918	-	-	20,918	20,918
Liabilities					
Borrowings from banks	48,816	-	-	48,816	48,816
Borrowings from others	22,562	-	-	22,562	22,562
Bank overdraft	2,516	-	-	2,516	2,516
Lease Liabilities	15,882	-	-	15,882	15,882
Trade payables	58,572	-	-	58,572	58,572
Other financial liabilities	11,919	-	-	11,919	11,919



Notes forming part of the Standalone Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

The carrying value and fair value of financial instruments by each category as at March 31, 2024 were as follows:

Particulars	Financial assets/ liabilities at amortised costs	Financial assets/ liabilities at FVTPL	Financial assets/ liabilities at FVTOCI	Total carrying value	Total fair value
Assets					
Investments	1,07,955	-	-	1,07,955	1,07,955
Trade receivables	37,009	-	-	37,009	37,009
Cash and bank balances	13,311	-	-	13,311	13,311
Other bank balances	730	-	-	730	730
Other financial assets	16,308	-	-	16,308	16,308
Liabilities					
Borrowings from banks	38,608	-	-	38,608	38,608
Borrowings from others	24,240	-	-	24,240	24,240
Bank overdraft	2,822	-	-	2,822	2,822
Lease Liabilities	8,934	-	-	8,934	8,934
Trade payables	48,313	-	-	48,313	48,313
Other financial liabilities	5,477	-	-	5,477	5,477

Details of financial assets pledged as collateral

The carrying amount of financial assets as at March 31, 2025 and March 31, 2024 that the Company has provided as collateral for obtaining borrowing and other facilities from the bankers are as follows:

Particulars	As at	
	March 31, 2025	March 31, 2024
Trade receivables	21,901	18,451
Cash and bank balances	731	734
	22,632	**19,185**

- **Level 1** – unadjusted quoted prices in active markets for identical assets and liabilities.

- **Level 2** – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

- **Level 3** – unobservable inputs for the asset or liability

c. **Interest income/(expenses), gains/(losses) recognized on financial assets and liabilities**

Particulars	Year ended	
	March 31, 2025	March 31, 2024
(a) Financial assets at amortised cost		
Interest income on bank deposits	1,513	97
Interest income on other financial assets	1,840	1,494
Impairment on trade receivables	(598)	(1,950)
(b) Financial assets/liabilities at fair value through profit or loss (FVTPL)		
Net (gains)/losses on fair valuation of derivative financial instruments	-	-
(c) Financial liabilities at amortised cost		
Interest expenses on lease obligations	(1,101)	(838)
Interest expenses on borrowings from banks, others and overdrafts	(7,299)	(5,523)



Notes forming part of the Standalone Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

38. FINANCIAL RISK MANAGEMENT

The Company has exposure to the following risks from its use of financial instruments:

• Credit risk
• Liquidity risk
• Market risk

The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework. The Board of Directors has established a risk management policy to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management systems are reviewed periodically to reflect changes in market conditions and the Company's activities. The Audit Committee oversees how management monitors compliance with the Company's risk management policies and procedures, and reviews the risk management framework. The Audit Committee is assisted in its oversight role by Internal Audit. Internal Audit undertakes reviews of risk management controls and procedures, the results of which are reported to the Audit Committee.

Credit risk:

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company's trade receivables, treasury operations and other activities that are in the nature of leases.

Trade and other receivables

The Company's exposure to credit risk is influenced mainly by the individual characteristics of each customer. Management considers that the demographics of the Company's customer base, including the default risk of the industry and country in which customers operate, has less of an influence on credit risk. Credit risk is managed through credit approvals, establishing credit limits and continuously monitoring the credit worthiness of the customers to which the Company grants credit terms in the normal course of the business.

Cash and cash equivalents and other investments

In the area of treasury operations, the Company is presently exposed to counter-party risks relating to short term and medium term deposits placed with public-sector banks, and also to investments made in mutual funds. The Chief Financial Officer is responsible for monitoring the counterparty credit risk, and has been vested with the authority to seek Board's approval to hedge such risks in case of need.

Exposure to credit risk

The gross carrying amount of financial assets, net of any impairment losses recognized represents the maximum credit exposure. The maximum exposure to credit risk as at March 31, 2025 and March 31, 2024 was as follows:

Particulars	As at	
	March 31, 2025	March 31, 2024
Other investments	1,23,206	1,07,955
Trade receivables	39,952	37,009
Cash and bank balances	11,479	13,311
Other bank balances	13,817	730
Other financial assets	20,918	16,308
	2,09,372	1,75,313

Financial assets that are neither past due nor impaired

Cash and cash equivalents, other assets, other receivables and finance lease receivables are neither past due nor impaired.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company's approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company's reputation. Typically the



Notes forming part of the Standalone Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

Company ensures that it has sufficient cash on demand to meet expected operational expenses, servicing of financial obligations. In addition, the Company has concluded arrangements with well reputed Banks, and has unused lines of credit that could be drawn upon should there be a need. The Company is also in the process of negotiating additional facilities with Banks for funding its requirements.

The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

As at March 31, 2025

Particulars	Carrying amount	Contractual cash flows	0-12 months	1-3 years	3-5 years	> 5 Years
Non-derivative financial liabilities						
Borrowings from banks	48,816	55,266	29,813	17,128	7,687	638
Borrowings from others	22,562	26,761	9,312	13,604	3,845	-
Bank overdraft	2,516	2,565	2,565	-	-	-
Lease Liabilities	15,882	21,127	4,073	7,869	4,989	4,197
Trade payables	58,572	58,572	58,572	-	-	-
Other financial liabilities	11,919	11,919	11,919	-	-	-
	1,60,267	**1,76,210**	**1,16,254**	**38,600**	**16,521**	**4,835**

As at March 31, 2024

Particulars	Carrying amount	Contractual cash flows	0-12 months	1-3 years	3-5 years	> 5 Years
Non-derivative financial liabilities						
Borrowings from banks	38,608	42,975	23,730	12,402	6,843	-
Borrowings from others	24,240	29,486	8,753	13,916	6,817	-
Bank overdraft	2,822	3,003	3,003	-	-	-
Lease Liabilities	8,934	11,891	3,465	3,720	1,812	2,894
Trade payables	47,880	47,880	47,880	-	-	-
Other financial liabilities	5,477	5,807	5,477	-	-	-
	1,27,961	**1,41,042**	**92,308**	**30,038**	**15,472**	**2,894**

Market risk:

Market risk is the risk of loss of future earnings or fair values or future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in the interest rates, foreign exchange rates and other market changes that affect market risk sensitive instruments. Market risk is attributable to all market risk sensitive financial instruments including foreign currency receivables and payables. The Company is exposed to market risk primarily related to foreign exchange rate risk (currency risk), interest rate risk and the market value of its investments. Thus the Company's exposure to market risk is a function of investing and borrowing activities and revenue generating and operating activities in foreign currencies.

Currency risk:

The Company's exposure in USD, Euro and other foreign currency denominated transactions gives rise to Exchange rate fluctuation risk. Company's policy in this regard incorporates:

- Forecasting inflows and outflows denominated in US$ for a twelve-month period

- Estimating the net-exposure in foreign currency, in terms of timing and amount.

- Determining the extent to which exposure should be protected through one or more risk-mitigating instruments to maintain the permissible limits of uncovered exposures.

- Carrying out a variance analysis between estimate and actual on an ongoing basis, and taking stop-loss action when the adverse movements breaches the 5% barrier of deviation, subject to review by Audit Committee.



Notes forming part of the Standalone Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

The Company's exposure to foreign currency risk as at March 31, 2025 was as follows:

Particulars	Cash and cash equivalents	Trade receivables	Trade payables	Foreign currency loans	Net Balance Sheet exposure
USD	2	103	(161)	(11)	(67)
GBP	*	-	(1)	-	(1)
EUR	-	5	(4)	-	1
AUD	-	-	*	-	-
DHS	-	-	*	-	-
HKD	-	-	(1)	-	(1)

*amount is below the rounding off norm adopted by the Company

The Company's exposure to foreign currency risk as at March 31, 2024 was as follows:

Particulars	Cash and cash equivalents	Trade receivables	Trade payables	Foreign currency loans	Net Balance Sheet exposure
USD	3	131	(67)	(22)	45
GBP	1	-	*	-	1
EUR	*	5	(4)	-	1
DHS	-	-	*	-	-
HKD	-	-	*	-	-

*amount is below the rounding off norm adopted by the Company

A 10% strengthening of the rupee against the respective currencies as at March 31, 2025 and March 31, 2024 would have increased / (decreased) other comprehensive income and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

Particulars	Other comprehensive income	Profit/(loss)
March 31, 2025	-	563
March 31, 2024	-	(384)

A 10% weakening of the rupee against the above currencies as at March 31, 2025 and March 31, 2024 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

Interest rate risk:

Interest rate risk is the risk that an upward movement in interest rates would adversely affect the borrowing costs of the Company.

Profile

At the reporting date the interest rate profile of the Company's interest-bearing financial instruments were as follows:

Particulars	Carrying amount	
	March 31, 2025	March 31, 2024
Fixed rate instruments		
Financial assets		
- Fixed deposits with banks	13,821	7,737
Financial liabilities		
- Borrowings from banks	920	1,836
- Borrowings from others	22,562	24,240
Variable rate instruments		
Financial liabilities		
- Borrowings from banks	48,816	38,608
- Bank overdrafts	1,596	986


Notes forming part of the Standalone Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

Fair value sensitivity for fixed rate instruments

The Company does not account for any fixed rate financial assets and liabilities at fair value through profit or loss, and the Company does not designate derivatives (interest rate swaps) as hedging instruments under a fair value hedge accounting model. Therefore a change in interest rates at the reporting date would not affect profit or loss.

Cash flow sensitivity for variable rate instruments

An increase of 100 basis points in interest rates at the reporting date would have increased / (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. The analysis has been performed on the same basis for 2024.

Particulars	Equity	Profit or (loss)
March 31, 2025	-	(38)
March 31, 2024	-	(46)

A decrease of 100 basis points in the interest rates at the reporting date would have had equal but opposite effect on the amounts shown above, on the basis that all other variable remain constant.

39. CAPITAL MANAGEMENT

The Company's capital comprises equity share capital, share premium, retained earnings and other equity attributable to equity holders. The primary objective of Company's capital management is to maximise shareholders value. The Company manages its capital and makes adjustment to it in light of the changes in economic and market conditions. The Company does so by adjusting dividend paid to shareholders. The total capital as on March 31, 2025 is ₹ 1,47,416 (Previous Year: ₹ 1,29,345).

The Company monitors capital using gearing ratio, which is net debt divided by total capital. Net debt comprises of long term and short term borrowings less cash and bank balances. Equity includes equity share capital and reserves that are managed as capital. The gearing at the end of the reporting period was as follows:

Particulars		As at	
		March 31, 2025	March 31, 2024
Debt		73,894	65,670
Less: cash and bank balances		(25,296)	(14,041)
Net debt	A	48,598	51,629
Equity	B	1,47,416	1,29,345
Net debt to Equity ratio	A/B	33%	40%

No changes were made in the objectives, policies or processes for managing capital of the Company during the current and previous year.

40. LEGAL PROCEEDINGS

a) AGR Issue

Sify Technologies Limited (Sify) is issued with UL License (non-access/non-mobile license) pursuant to which Sify provides ISP, NLD & ILD services to enterprise customer and continues to comply and pay license fee on the licensed activities.

However DoT claimed license fee on the non-telecom business revenue on both mobile license holders and non-mobile license holders including Sify. The demand made by DoT was challenged by mobile (access license) operator and accordingly Supreme Court held that mobile operators have to pay license fee on the gross revenue as they were using spectrum and had opted for migration package. However Supreme Court clarified that this judgement was not applicable to non-access / non-mobile operators.

DoT had also issued demand notice to Sify and other non-mobile operators seeking to charge license fee on the non-telecom revenue. Sify challenged the demands before Madras High Court in the year 2013 and the demands were stayed. Meanwhile one of the non-access and non- mobile license holder similar to the license held by Sify, challenged the demand made by DoT before TDSAT, Delhi. TDSAT vide its Order dated 28.02.2022 quashed the demands made by DOT seeking license fee, interest on license fee, penalty & interest on penalty on the revenue accruing from other business revenue (Non-Telecom) other than the licensed based activities.



Notes forming part of the Standalone Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

It is important to note that Supreme Court had by its Order dated 10.06.2020, accepted the stand of the DOT that the licenses of PSUs are different and the judgement of 24.10.2019 could not be made the basis for raising demands against PSUs as they are not in the actual business of providing Mobile Services to the General Public. Sify also has licenses similar to PSU. Meanwhile DoT withdrew the demands against Public Sector undertakings having similar licenses and filed affidavit before Hon'ble Supreme Court.

However, DoT issued a demand notice on 22.08.2023 to the company demanding license fee on the Non-Telecom Revenue against which the Company filed petitions before Hon'ble Madras High Court. After finally hearing the parties, the Hon'ble Madras High Court vide its judgement dated 30.04.2024 quashed the 18 demands made by DoT and held that DoT cannot claim license fee on the non-telecom revenue.

DoT has preferred appeal before Madras High Court challenging the Judgement dated 30.04.2025 and the same is pending for adjudication. Further DoT had also filed appeal against the order of TDSAT before Supreme Court and the same is pending for adjudication.

b) Pure Internet Case

DoT migrated the licenses of few service providers, whole licenses expired in 2013 to UL regime and demanded license fee on pure Internet only from those migrated service providers without providing level playing field on pure internet services. However, the Company through Internet Service Providers Association of India (ISPAI) challenged the said condition before TDSAT. TDSAT by its order dated 18.10.2019 set aside the demand made by the DOT and held that license fee is not chargeable on the Internet Service Providers. DoT has filed appeal before Supreme Court and the appeal is pending for final hearing.

Subsequently DoT notified level playing field for all the telecom licensed operator and accordingly the company has started paying AGR on pure internet effective from 01.04.2022 pursuant to the notification issued by DOT.

c) Online Exam case

The Company is conducting Online examination for more than a decade using its platform (I-Test) and delivered large volume online examinations for several reputed clients including Staff Selection Commission (customer), and is certified on quality and security for CMMI Level 5 and CERT-in. After technical evaluation, the company was awarded a contract dated 12.04.2016 for a period of 2 years and accordingly Sify had successfully conducted 15 such Pan India online examination under the supervision of customer for more than 20 million applied candidates with 40,000 unique questions. In one of the combined group level examinations dated 21.02.2018, screenshots of few of the questions appeared on social media. The company immediately brought to the notice of the Chairman of the customer and the said question paper was cancelled and the candidates were asked to redo the examination with different set of question paper within couple of hours. Further at the request of customer, re-examination was also conducted after couple of weeks. Hence there was no damage to the sanctity of the examination as immediate action was taken jointly by the Company and customer. However, some vested interest had provoked candidates and continued to claim that the question paper was leaked and insisted customer to cancel the entire examination process. As few candidates continued to protest, the Govt of India directed the investigating authority to conduct enquiry into the allegations. PIL was also filed before Hon'ble Court for cancellation of the examination process. However, Hon'ble Court appointed high level technical committee to conduct enquiry and submit the report the Court.

A detailed report was submitted by the Committee & Investigating team before the Hon'ble Court, holding that there was no evidence to show that the examination process was tainted and hence PIL stood dismissed. And accordingly, SSC also released all the payments to Sify for the examination. In 2018, the investigating authority also filed its final report stating that one of the candidate along with her husband engaged in malpractice with a sole intention to cancel the examinations uploaded few questions in the social media. There was no allegations against Sify or its employee. After 4 years, to utter shock and surprise, the investigating authority chose to file 3 additional supplementary chargesheet naming the company and one of its employee for not following the Standard Operating Procedure. It is important to note that company successfully delivered the examination in terms of RFP and the consideration was released by customer after receiving the report from the Committee.

However the investigating agency choose to name the company and one of its employee in the chargesheet filed before the CBI Court. There are 3 cases of malpractices committed by candidates and the Court is yet frame charges. Since there is no allegations of malpractices made against the company, the company is in the process of filing discharge petition before the trial court.



Notes forming part of the Standalone Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

d) The company is party to additional legal actions arising in the ordinary course of business. Based on the available information as on September 30, 2023, the Company believes that it has adequate legal defenses for these actions and that the ultimate outcome of these actions will not have a material adverse effect on the Company's financial position and results of operations.

e) The company has received an adverse arbitration award for a sum of ₹ 3,000 Lakhs and interest at the rate of 18% p.a. in the arbitration proceedings initiated by OSI digital and the company had filed an appeal challenging the award before Madras High Court. However the parties settled the dispute through mediation and accordingly Sify paid ₹ 2.85 Crores and the issue stood resolved.

f) The Company has received an order passed under section 7A of the Employees Provident Fund & Miscellaneous Provisions Act, 1952 from Employees Provident Fund Organisation (EPFO) claiming provident fund contribution aggregating to ₹ 64 on special allowances paid to employees. The company has filed a writ petition before High court of Madras and obtained the stay of demand. In February 2019, the Supreme Court held, in a similar case, that Special allowances paid by the employer to its employee will be included in the scope of basic wages and subject to provident fund contribution. However, the Supreme Court has not fixed the effective date of order.

g) During the financial year 2019-20, Directorate General of Goods and Services Tax Intelligence (DGGI) did an inspection based on the analysis of service tax returns filed by the company in the past. The company has been categorising services relating to e-Learning and Infrastructure Management Services provided to foreign customers billed in convertible foreign currency under OIDAR services while filing its half-yearly service tax return. However, based on the Place of Provision of Services Rules then applicable under the Finance Act, 1994, Service Tax has to be paid for OIDAR services provided to foreign customers even if the conditions for qualifying as export of services are met. Hence, the DGGI contended that Service Tax should be paid on the services classified as OIDAR services in the returns. The total contended during the period April 2014 to November 2016 of Service Tax was ₹ 1,618 and the Interest & Penalty as applicable. The company believes that the services relating to e-learning and infrastructure management services will not fall under OIDAR services and also the activities covered under E-learning and IMS does not meet the conditions for taxation under the provisions applicable as OIDAR and hence there is no liability. However, during the investigation, the Company has paid ₹ 646 under protest to continue the proceeding with the relevant adjudicating authorities. Thereafter, the DGGI has issued Show Cause Notice and the company has replied on the same. The matter is pending with the Adjudicating Authority. The company believes that no provision is required to be made against this demand.

41. ADJUSTMENT TO THE SECURITIES PREMIUM ACCOUNT

a) Pursuant to the approval of the shareholders of the Company at the eleventh annual general meeting held on September 24, 2007 and confirmation by the Honourable High Court of Madras vide its Order dated December 13, 2007, accumulated losses of ₹ 116,264 as on April 1, 2007 has been adjusted against the balance in the securities premium account.

b) The company had an accumulated loss of ₹ 19,783 as on March 31, 2013. Consequent to scheme of amalgamation of two subsidiary companies, the accumulated loss stood at ₹ 27,661. As part of the said scheme of amalgamation, it was proposed to set off the accumulated losses of the Company and subsidiaries with the Securities Premium account of the company. Accordingly the debit balance in the "Profit and Loss Statement as on the Appointed Date was ₹ 27,661 representing the losses carried forward by the Company and the two subsidiaries (the Transferor Companies). The details of loss incurred/ profit earned by the Transferee Company over the last five years prior to the scheme are given below:

Year ended	Amount (₹)
Profit/(Loss) for the year ending	
31.3.2008	(2,155)
31.3.2009	(17,666)
31.3.2010	3,603
31.3.2011	(5,423)
31.3.2012	(2,400)
31.3.2013	4,258
Total	**(19,783)**



Notes forming part of the Standalone Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

Year ended	Amount (₹)
Accumulated loss of subsidiaries as on March 31, 2013:	
Sify Software Limited	(7,874)
Hermit Projects Private Limited	(4)
Total accumulated loss as on March 31, 2013	**(27,661)**

Hence, the debit balance in the "Profit and Loss Statement" as on the Appointed Date to an extent of ₹ 27,661 representing the accumulated losses of the Company and the Subsidiaries as on April 1, 2013 is adjusted against the sum of ₹ 69,004 standing to the credit of Securities Premium Account of the Company on the said date. On such adjustment, the Securities Premium Account of the Company shall stand reduced collectively by a sum of ₹ 27,661, leaving a credit balance of ₹ 41,343.

42. ACQUISITION OF PRINT HOUSE (INDIA) PRIVATE LIMITED

During FY 2020-21, the company has acquired Print House India Private Limited ("PHIPL") through Corporate Insolvency Resolution Process. The company emerged as successful Resolution Applicant ("RA") vide Hon'ble National Company Law Tribunal ("NCLT") order dated June 23, 2020. Pursuant to the Resolution Plan submitted, the management of affairs of the company vested with Monitoring Committee consisting of Resolution Professional and the Financial Creditor of PHIPL. The company took over the management of affairs of PHIPL after dissolution of Monitoring Committee on October 16, 2020 as per the Resolution Plan. The existing share capital of PHIPL would be reduced to Nil. Fresh capital has been issued to the company. The company has implemented the Resolution Plan in terms of settlement of financial creditors, operational creditors, absorbing of employees as appropriate to the continuance of proposed business and reviving the operations of the company by converting the facility into world class data centers as per the order of Hon'ble NCLT and the orders dismissing appeals by both Hon'ble NCLT and Hon'ble National Company Law Appellate Tribunal ("NCLAT").

During FY2022-23, the Board of Directors has approved a Scheme of Amalgamation ("Scheme") for the merger of its fellow subsidiary, Print House (India) Private Limited ("PHIPL") with Sify Infinit Spaces Limited ("SISL"). The Company has furnished the Scheme of Amalgamation to NCLT. The appointed date of the Scheme was April 1, 2022. Further, Sify Infinit Spaces Limited has received approval for the said Scheme from the shareholders and unsecured creditors of the Company at its meeting held on November 27, 2022 convened by Hon'ble NCLT, Chennai. Sify Infinit Spaces Limited has received the order from Hon'ble NCLT on July 10, 2023, subsequent to which SISL has issued 0.0859762 equity shares for every 1 equity shares held by the shareholders of PHIPL

43. ACQUISITION OF PATEL AUTO ENGINEERING COMPANY (INDIA) PRIVATE LIMITED

During the year 2022-23, Sify Technologies Limited (Company) has acquired Patel Auto Engineering Company (India) Private Limited ("PAECIPL") with its registered office in Rabale, Navi Mumbai through Share Purchase agreement dated March 22, 2023 for a consideration of ₹ 5,250 paid to Shareholders of PAECIPL. The Company has also given an Intercorporate Deposit of ₹ 850 to PAECIPL. PAECIPL have only the Land allocated by MIDC on their books as on the date of Acquisition. The standalone financial statement of the Company shall account for leasehold rights of the land under Right to use asset for the fair value of leasehold rights with a description that the value of consideration is towards investment in Patel Auto Engineering Company (India) Private Limited ("PAECIPL") and to represent this would comply with the requirement in the relevant standards as well as Conceptual Framework for Financial Reporting. Scheme of Amalgamation of PAECIPL with SISL is filed with Hon'ble NCLT on February 09, 2024. Scheme of amalgamation is approved by the Hon'ble NCLT on January 9, 2025 effective April 1, 2023. SISL has issued 17.08546 equity shares for every 1 equity share held by the shareholders of PAECIPL.

44. SKVR SOFTWARE SOLUTION PRIVATE LIMITED

Sify Technologies Limited (Company) has acquired SKVR Software Solution Private Limited ("SKVR"), an IT & ITeS company, through a Share Purchase Agreement dated September 1, 2023. Company has paid ₹ 4,000 as consideration to shareholders of SKVR with 51% and 49% of the purchase price paid by Sify Technologies Limited and Sify Infint Spaces Limited, respectively. SKVR holds 19,305 square meters of land allotted by the New Okhla Industrial Development Authority ("NOIDA") for a period of 90 years (effective from 2006). The Company nor SISL hold any shares in its name in SKVR as on March 31,2024.Share transfer was executed on March 26, 2025.



Notes forming part of the Standalone Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

45. EUROPE INDIA GATEWAY

The Company has entered into a contract with Emirates Integrated Telecom ('the Emirates') for the construction and supply of undersea cable capacity from the Europe India Gateway. As per the contract with Emirates, the Company is required to pay its share of decommissioning costs, if any, that may arise in the future. No provision has been made by the Company for such decommissioning costs as the amount of provision cannot be measured reliably as at March 31, 2025.The capacity under the mentioned facility would be upgraded over a period of time.

46. IPO LISTING

In 2006, The Ministry of Finance (MoF), issued a press release by which Indian companies cannot raise new capital abroad unless, the securities of the company are listed on a stock exchange in India. However, by virtue of notification issued by the MoF on October 21, 2014, the issuance of depository receipts has been taken out of the 1993 Scheme and is now regulated by the Depository Receipts Scheme, 2014. The 2014 Scheme allows Indian companies, whether listed or unlisted, to access the international capital markets using depository receipts. Such issuances can either be through a public offering of depository receipts or through a preferential allotment or qualified institutional placement. They can also either be sponsored by the issuer company or unsponsored (such as when an existing shareholder sells its holding through the issue of depository receipts). These issuances are subject to the usual foreign investment regime, including in relation to sectoral caps as well as pricing. Moreover, such issuances are permitted only to investors in certain specific jurisdictions as listed in the 2014 Scheme, which currently consists of a list of 34 countries. The earlier condition of mandatory listing in India is dispensed with.

47. CONTRACT BALANCES

The following table provides information about receivables, contract assets and contract liabilities from the contracts with the customers:

Particulars	March 31, 2025		March 31, 2024	
Trade Receivables		39,952		37,009
Contract liabilities – Deferred Income				
Current contract liabilities	21,363		14,305	
Non current contract liabilities	32,100		29,535	
Total Contract liabilities – Deferred Income		**53,463**		**43,840**

Significant changes in deferred revenue balances during the year are as follows:

Particulars	For the year ended March 31, 2025	For the year ended March 31, 2024
Revenue recognised that was included in the deferred revenue at the beginning of the year	14,215	13,383

Contract Cost and Amortisation

Costs to fulfil customer contracts are deferred and amortized over the contract period. For the year ended March 31, 2025 the Company has capitalised ₹ 227 (previous year ₹ 226) and amortised ₹ 285 (previous year ₹ 519). There was no impairment loss in relation to the capitalised cost.

Incremental costs of obtaining a contract are recognised as assets and amortized over the contract period. The Company recognises incremental cost of obtaining a contract as an expense when incurred if the amortisation period of the asset that the entity otherwise would have recognised is one year or less.

48. DUES TO MICRO, SMALL OR MEDIUM ENTERPRISES

As per the Office memorandum issued by the Ministry of Micro, Small and Medium Enterprises dated August 26, 2008 recommends that the Micro and Small Enterprises should mention in their correspondence with its customers the Entrepreneurs Memorandum Number as allocated after filing of the Memorandum in accordance with the 'Micro, Small and Medium Enterprises Development Act, 2006' ('the Act'). Accordingly, the disclosure in respect of the amounts payable to such enterprises as at March 31, 2025 and March 31, 2024 has been made in the financial statements based on information



Notes forming part of the Standalone Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

received and available with the Company. The Company has not received any claim for interest from any supplier as at the balance sheet date.

Particulars	As at March 31, 2025	As at March 31, 2024
a. the principal amount and the interest due thereon remaining unpaid at the end of accounting year	664	433
b. the amount of interest paid by the buyer beyond the appointed day during the accounting year	-	-
c. the amount of interest due and payable for the period of delay in making payment (which has been paid but beyond the appointed day during the year) but without adding the interest specified under the Micro, Small and Medium Enterprises Development Act, 2006	-	-
d. the amount of interest accrued and remaining unpaid at the end of the accounting year	-	-
e. the amount of further interest remaining due and payable even in the succeeding years, until such date when the interest dues above are actually paid to the small enterprise, for the purpose of disallowance of a deductible expenditure under section 23 of the Micro, Small and Medium Enterprises Development Act, 2006.	-	-

49. CONTRIBUTION TOWARDS CORPORATE SOCIAL RESPONSIBILITY

Section 135 of the Companies Act, 2013, requires Company to spend towards Corporate Social Responsibility (CSR). The details of CSR expenditure and CSR activities carried out are as follows.

Particulars	For the year ended March 31, 2025	For the year ended March 31 2024
Amount required to be spent by the company during the year	62	112
Amount of expenditure incurred	62	112
Shortfall at the end of the year	-	-
Total of previous years shortfall	-	-
Reason for shortfall (if any)	-	-

Nature of CSR activities:

The details of CSR activities carried out by the Company are as follows:

Organisation	Nature of activity	For the year ended March 31, 2025	For the year ended March 31 2024
Sri Venkateswara institute of Research and Rehabilitation for the disabled trust, Dwarakha Tirumala	Promotion of health care	-	25
Raju Vegesna Foundation, Visakhapatnam	Livelihood enhancement	52	77
Pragna Bharati	Livelihood enhancement	10	-
Sri Hanuman Mani Educational & Culture Trust	Promotion of education	-	10
Total		**62**	**112**

50. AUDIT TRAIL

The Company has used accounting software for maintaining its books of account which has a feature of recording audit trail (edit log) facility and the same has operated throughout the year for all relevant transactions recorded in the software. Further, there are no instance of audit trail feature being tampered with. Additionally, the audit trail has been preserved as per the statutory requirements for record retention.



Notes forming part of the Standalone Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

51. EVENTS AFTER THE REPORTING PERIOD

There are no significant events that have occurred after the reporting period till the date of these financial statements that requires adjustments/disclosure in these financial statements.

52. ADDITIONAL REGULATORY INFORMATION

Clause (i)

The Company does not have any immovable properties whose title deeds are not held in the name of the Company.

Clause (ii)

The Company does not hold any investment property. Hence, disclosure under said clause does not apply.

Clause (iii)

The Company has not done any revaluation of Property, Plant and Equipment. Hence the disclosure under this clause does not apply.

Clause (iv)

The Company has not done any revaluation of intangible assets and hence the disclosure under this clause does not apply.

Clause (v)

The Company has not made any loans or advances in the nature of loans to promoters, Directors, KMPs and other related parties that are repayable on demand or without specifying any terms or period of repayment.

Type of Borrower	As at March 31, 2025		As at March 31, 2024	
	Amount Outstanding	Percentage to the total Loans	Amount Outstanding	Percentage to the total Loans
Promoters	-	-	-	-
Directors	-	-	-	-
KMPs	-	-	-	-
Related Parties :				
Sify Infinit Spaces Limited	-	-	2,080	100%
Total	**-**	**-**	**2,080**	**100%**

Clause (vi)

The following table presents the aging of the Capital Work-in-progress for the year ended March 31, 2025.

Particulars	Amount in CWIP for a period of				Total
	< 1 Year	1 to 2 Years	2- 3 Years	> 3 Years	
Projects in progress	4,451	786	-	1,755	6,992
Projects temporarily suspended	-	-	-	-	-
Total	**4,451**	**786**	**-**	**1,755**	**6,992**

The following table presents the aging of the Capital Work-in-progress for the year ended March 31, 2024.

Particulars	Amount in CWIP for a period of				Total
	< 1 Year	1 to 2 Years	2- 3 Years	> 3 Years	
Projects in progress	785	-	1,755	-	2,540
Projects temporarily suspended	-	-	-	-	-
Total	**785**	**-**	**1,755**	**-**	**2,540**

Project execution plans are mandated based on capacity assessments and customer requirements on a periodical basis and all projects are executed as per rolling annual plan.



Notes forming part of the Standalone Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

Clause (vii)

There are no intangible assets under development and hence disclosure under said clause does not apply.

Clause (viii)

There are no proceedings initiated or pending against the company for holding any benami property under the Benami Transactions (Prohibition) Act, 1988 and rules made thereunder.

Clause (ix)

The quarterly returns or statements of current assets filed by the Company with banks or financial institutions are in agreement with the books of accounts.The returns for the quarter ended March 2025 will be filed post the date of signing of financial statements.

Clause (x)

The company is not declared a wilful defaulter by any bank or financial institution or any other lender.

Clause (xi)

The company did not have any transaction with companies struck off under Section 248 of the Companies Act, 2013 or Section 560 of Companies Act, 1956.

Clause (xii)

There are no charges or satisfaction of charge that is yet to be registered with ROC beyond the statutory period.

Clause (xiii)

The company has complied with number of layers prescribed under clause (87) of Section 2 of the Act, read with Companies (Restrictions on number of Layers) Rules, 2017.

Clause (xiv) : Analytical Ratios:

S. No.	Ratio	Numerator	Denominator	FY 2024-25	FY 2023-24	% Variance	Reasons for variance (where variance is > 25%)
1	Current Ratio (in times)	Current assets	Current Liabilities	0.64	0.66	(3)%	
2	Debt Equity Ratio (in times)	Total Debt = Total of current and non-current portion of term loans	Shareholder's funds	0.50	0.51	(2)%	
3	Debt service coverage ratio (in times)	Earning for Debt Service = Net Profit after taxes + Non-cash operating expenses like depreciation and other amortizations + Interest + other non-cash adjustments	Debt service = Interest and lease payments + Principal repayments	0.88	1.62	(46)%	Due to decrease in Profit on account of increase in operational cost.
4	Return on equity ratio (in %)	Net Profits after taxes less preference dividend (if any)	Average total Equity	-4%	-1%	300%	
5	Trade receivables turnover ratio (in times)	Revenue from operations (considered inclusive of GST since trade receivables is inclusive of GST)	Average receivables	3.68	3.05	21%	



Notes forming part of the Standalone Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

S. No.	Ratio	Numerator	Denominator	FY 2024-25	FY 2023-24	% Variance	Reasons for variance (where variance is > 25%)
6	Trade payables turnover ratio (in times)	Net Credit Purchases = Cost of services rendered	Average payables	1.35	1.18	14%	
7	Net capital turnover ratio (in times)	Revenue from operations	Average Working capital	-2.71	-7.09	(62)%	Due to increase in average working capital
8	Net profit ratio (in %)	Profit for the year	Revenue from operations	-5%	-1%	400%	
9	Return on capital employed (in %)	EBIT	Capital Employed = Shareholder funds + Total Debt + Deferred Tax Liability	1%	3%	(67)%	Due to decrease in Profit
10	Debt to EBIDTA Ratio (in times)	Debt	EBITDA	4.29	3.27	31%	

Clause (xv)

During the year ended March 31, 2025, the Company has received funds through Rights Issue from the promoter group ("Funding Party") and the Company has advanced loans and made Investments in Sify Digital Services Limited ("Ultimate Beneficiary"). The details are as below:

Date and amount of funds received from funding party with complete details

Name of Funding Party	Registered address of Funding party	CIN	Relationship with the Funding party	Date of fund received	Amount received
Ramanand Core Investment Company Private Limited	New No.4, Old No.59 Luz Avenue, Chennai, Tamil Nadu, India - 600004.	U65990TN2011PTC161126	Holding Company	07-06-2024	12,500

a)   The rights issue was allotted on June 28, 2024.

b)   The total amount received from rights issue was ₹ 17,056, out of which loans (₹ 7,500) advanced and investments (₹ 5,000) made was ₹ 12,500.



Notes forming part of the Standalone Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

Date and amount of funds further advanced to ultimate beneficiary with complete details

Name of Ultimate Beneficiary	Registered address of Ultimate Beneficiary	CIN	Relationship with the Ultimate beneficiary	Date of Investment & Loan	Amount
Sify Digital Services Limited	TIDEL Park, II Floor & III Floor, No.4, Canal Bank Rd, Taramani, Chennai, Tamil Nadu 600113	U72900TN2020PLC136420	Wholly Owned Subsidiary	25-03-2025	5,000
				01-10-2024	3,500
				29-11-2024	1,000
				10-12-2024	1,500
				30-01-2025	1,500

Clause (xvi)

There are no scheme(s) of arrangements that are approved by the Competent Authority in terms of Section 230 to 237 of the Companies Act, 2013 during the year.

As per our report of even date attached.

for **Manohar Chowdhry & Associates**
Chartered Accountants
Firm Registration No.: 001997S

For and on behalf of the Board of Directors
Sify Technologies Limited
CIN:U72200TN1995PLC050809

K S Y Suryanandh
Partner
Membership No.: 237830

Raju Vegesna
Chairman and Managing Director
DIN: 00529027

M P Vijay Kumar
Whole Time Director
DIN: 05170323

Chennai
April 18, 2025

V Ramanujan
Chief Financial Officer

Meenakshi Jayaraman
Company Secretary



Independent Auditor's Report

To the Members of Sify Technologies Limited

Report on the Audit of the Consolidated Financial Statements

OPINION

We have audited the accompanying consolidated financial statements of Sify Technologies Limited ("the Holding Company") and its subsidiaries (collectively referred to as the "Group"), which comprise the Consolidated Balance Sheet as at March 31, 2025, the Consolidated Statement of Profit and Loss (including Other Comprehensive Income), the Consolidated Statement of Changes in Equity and the Consolidated Statement of Cash Flows for the year then ended, and notes to the consolidated financial statements, including a summary of the material accounting policies and other explanatory information (hereinafter referred to as the "Consolidated Financial Statements").

In our opinion and to the best of our information and according to the explanations given to us, and based on the consideration of reports of the other auditors on separate financial statements of a subsidiary referred to in the Other Matters section below, the aforesaid Consolidated Financial Statements give the information required by the Companies Act, 2013 ("the Act") in the manner so required and give a true and fair view in conformity with the Indian Accounting Standards prescribed under section 133 of the Act read with the Companies (Indian Accounting Standards) Rules, 2015, as amended, ("Ind AS") and other accounting principles generally accepted in India, of the consolidated state of affairs of the Group as at March 31, 2025, and their consolidated loss, their consolidated total comprehensive loss, their consolidated changes in equity and their consolidated cash flows for the year ended on that date.

BASIS FOR OPINION

We conducted our audit of the Consolidated Financial Statements in accordance with the Standards on Auditing ("SAs") specified under section 143(10) of the Act. Our responsibilities under those Standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India ("ICAI") together with the ethical requirements that are relevant to our audit of the Consolidated Financial Statements under the provisions of the Act and the Rules made thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI's Code of Ethics. We believe that the audit evidence we have obtained by us and the audit evidence obtained by other auditors in terms of their reports referred to in the Other Matters section below, is sufficient and appropriate to provide a basis for our audit opinion on the Consolidated Financial Statements.

KEY AUDIT MATTERS

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the Consolidated Financial Statements of the current period. These matters were addressed in the context of our audit of the Consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. We have determined the matters described below to be the key audit matters to be communicated in our report.

S No.	Key Audit Matter	Auditor's Response
1	**Valuation of Trade Receivables:** Valuation of Trade Receivables: The collectability of the Group's aged Trade Receivables and the valuation of allowance for impairment of Trade Receivables is a Key Audit Matter due to the judgement involved in assessing the recoverability. The Trade Receivables as at March 31, 2025 is ₹ 1,08,925 lakhs and Allowance for bad and doubtful debts charged in the Statement of Profit and Loss for the year ended March 31, 2025 is ₹ 1,948 lakhs.	**Principal Audit Procedures Performed:** In view of the significance of the matter, we applied the following audit procedures in this area, among others, to obtain sufficient appropriate audit evidence: • We evaluated and tested the Group's processes for trade receivables, including the credit control, collection and provisioning processes. • We evaluated the management view point and estimates used to determine the allowance for bad and doubtful debts. • We verified the appropriateness of the accounting policies as disclosed in Note C(3)(a) to the Consolidated Financial Statements. • We have reviewed the ageing, tested the validity of the receivables, the subsequent collections of trade receivables, the past payment and credit history of the customer, disputes (if any) with customers and based on discussion with the Company's management (information and explanation provided by them) and evidences collected, we understood and evaluated the reason for delay in realisation of the receivables and possibility of realisation of the aged receivables. • Where there were indicators that trade receivables were unlikely to be collected, we assessed the adequacy of allowance for impairment of trade receivables. • We tested the sufficiency of the allowance for bad and doubtful debts charged in the Consolidated Statement of Profit and Loss for the year ended March 31, 2025.



EMPHASIS OF MATTER

We draw attention to Note B(6), which describes the restatement of the Company's previously issued financial statements for the year ended March 31, 2024. The restatement was made in accordance with Ind AS 8 'Accounting Policies, Changes in Accounting Estimates and Errors' regarding the presentation of Compound Financial Instruments. The impact of such changes on the items of Consolidated financial statements are stated in the said note. Our opinion on the Consolidated Financial Statements is not modified in respect of this matter.

INFORMATION OTHER THAN THE CONSOLIDATED FINANCIAL STATEMENTS AND AUDITOR'S REPORT THEREON

The Holding Company's Board of Directors is responsible for the preparation of the other information. The other information comprises the information included in the Board's Report including Annexures to Board's Report, but does not include the Consolidated financial statements and our auditor's report thereon.

Our opinion on the Consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the Consolidated Financial Statements, our responsibility is to read the other information, in doing so, consider whether the other information is materially inconsistent with the Consolidated Financial Statements or our knowledge obtained during the course of our audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information; we are required to report that fact. We have nothing to report in this regard.

RESPONSIBILITIES OF MANAGEMENT AND THOSE CHARGED WITH GOVERNANCE FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The Holding Company's Board of Directors is responsible for the matters stated in section 134(5) of the Act with respect to the preparation and presentation of these Consolidated Financial Statements that give a true and fair view of the consolidated financial position, consolidated financial performance and other comprehensive income, consolidated changes in equity and consolidated cash flows of the Group in accordance with the Ind AS and other accounting principles generally accepted in India. The respective Board of Directors of the Companies included in the Group are responsible for maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Group and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the Consolidated financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error, which have been used for the purpose of preparation of the Consolidated Financial Statements by the directors of the Holding company, as aforesaid.

In preparing the Consolidated Financial Statements, the respective Board of Directors of the companies included in the Group are responsible for assessing the ability of the respective company to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intend to liquidate their respective company or to cease operations, or has no realistic alternative but to do so.

The respective Board of Directors of the companies included in the Group are also responsible for overseeing the financial reporting process of the Group.

AUDITOR'S RESPONSIBILITIES FOR THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS

Our objectives are to obtain reasonable assurance about whether the Consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these Consolidated financial statements.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the Consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal financial controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances. Under section 143(3)(i) of the Act, we are also responsible for expressing our opinion on whether the Holding Company has adequate internal financial controls system in place and the operating effectiveness of such controls.



- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the Consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the Consolidated financial statements, including the disclosures, and whether the Consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

- Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the Consolidated financial statements. We are responsible for the direction, supervision and performance of the audit of the financial statements of such entities included in the Consolidated financial statements of which we are the independent auditors. For the other entities included in the Consolidated financial statements, which have been audited by other auditors, such other auditors remain responsible for the direction, supervision and performance of the audits carried out by them. We remain solely responsible for our audit opinion.

Materiality is the magnitude of misstatements in the Consolidated financial statements that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the Consolidated financial statements may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the Consolidated financial statements.

We communicate with those charged with governance of the Holding Company and such other entities included in the Consolidated financial statements of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the Consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

OTHER MATTERS

We did not audit the financial statements of one subsidiary, whose financial statements reflect total assets of INR 8,159 lakhs as at March 31, 2025, total income of INR 35,434 lakhs and net cash flows (increase in cash and cash equivalents) amounting to INR 986 lakhs for the year ended on that date, as considered in the Consolidated Financial Statements. The Consolidated Financial Statements also include the Group's share of net profit after tax of INR 726 lakhs for the year ended March 31, 2025 in respect of this subsidiary. This financial statement has been audited by other auditor, whose reports have been furnished to us by the Management and our opinion on the Consolidated Financial Statements, in so far as it relates to the amounts and disclosures included in respect of this subsidiary, and our report in terms of subsection (3) of Section 143 of the Act, in so far as it relates to the aforesaid subsidiary, are based solely on the report of the other auditor.

Our opinion on the Consolidated Financial Statements, and our report on Other Legal and Regulatory Requirements below, is not modified in respect of the above matters with respect to our reliance on the work done and the reports of the other auditor.

REPORT ON OTHER LEGAL AND REGULATORY REQUIREMENTS

1. As required by Section 143(3) of the Act, based on our audit and on the consideration of the report of the other auditor on the separate financial statements of the subsidiary referred to in the Other Matters section above, we report, to the extent applicable that:

    a. We have sought and obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit of the aforesaid Consolidated Financial Statements.

    b. In our opinion, proper books of account as required by law relating to the preparation of the aforesaid Consolidated Financial Statements have been kept by the Group, including relevant records so far as it appears from our examination of those books.



c. The Consolidated Balance Sheet, the Consolidated Statement of Profit and Loss including Other Comprehensive Income, Consolidated Statement of Changes in Equity and the Consolidated Statement of Cash Flows dealt with by this Report are in agreement with the relevant books of account maintained for the purpose of preparation of the Consolidated Financial Statements.

d. In our opinion, the aforesaid Consolidated Financial Statements comply with the Ind AS specified under Section 133 of the Act, read with the Companies (Indian Accounting Standards) Rules, 2015 as amended.

e. On the basis of the written representations received from the directors of the Holding Company as at March 31, 2025 taken on record by the Board of Directors of the Holding Company and the reports of the statutory auditors of its subsidiary companies incorporated in India, none of the directors of the Group companies incorporated in India is disqualified as on March 31, 2025 from being appointed as a director in terms of Section 164(2) of the Act.

f. With respect to the adequacy of the internal financial controls with respect to the Consolidated Financial Statements and the operating effectiveness of such controls, refer to our separate Report in "Annexure A" which is based on the auditors' reports of the Holding Company and its subsidiary companies incorporated in India. Our report expresses an unmodified opinion on the adequacy and operating effectiveness of internal financial controls with respect to the Consolidated Financial Statements of those companies.

g. With respect to the matter to be included in the Auditor's Report in accordance with the requirements of section 197(16) of the Act, as amended:

In our opinion and to the best of our information and according to the explanations given to us and based on the auditor's reports of subsidiary companies incorporated in India whose audit under section 143 of the Act have been completed, we report that (a) the Holding Company has paid remuneration to its directors in excess of the limits laid down under Section 197 read with Schedule V to the Act by ₹ 198 lakhs, for which approval of the shareholders has been obtained as per the provisions of the Act (refer Note D(37) to the Consolidated Financial Statements); and (b) the remuneration paid by the above mentioned subsidiary companies incorporated in India to their respective directors during the year is in accordance with the provisions of section 197 of the Act.

h. With respect to the other matters to be included in the Auditor's Report in accordance with Rule 11 of the Companies (Audit and Auditors) Rules, 2014, as amended in our opinion and to the best of our information and according to the explanations given to us:

i. The Group has disclosed the impact of pending litigations on its Consolidated financial position in its Consolidated Financial Statements – Refer Note D(23)(a) (Contingent liabilities) and Note D(42) (Legal Proceedings) to the Consolidated Financial Statements;

ii. The Group has made provision, as required under the applicable law or accounting standards, for material foreseeable losses, if any, on long-term contracts including derivative contracts – Refer Note D(39)(a) (Derivative Financial instruments) to the Consolidated Financial Statements;

iii. There were no amounts which were required to be transferred to the Investor Education and Protection Fund by the Holding Company and the subsidiary companies incorporated in India during the year ended March 31, 2025.

iv. (a) The respective managements of the Holding Company and its subsidiaries which are companies incorporated in India, whose financial statements have been audited under the Act, have represented to us that, to the best of their knowledge and belief, no funds (which are material either individually or in the aggregate) have been advanced or loaned or invested either from borrowed funds or share premium or any other sources or kind of funds by the Holding Company or any of the subsidiaries to or in any other person or entity, outside the Group, including foreign entity ("Intermediaries"), with the understanding, whether recorded in writing or otherwise, that the Intermediary shall, whether, directly or indirectly lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Holding Company or any of such subsidiaries ("Ultimate Beneficiaries") or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries;

(b) The respective managements of the Holding Company and its subsidiaries which are companies incorporated



in India, whose financial statements have been audited under the Act, have represented to us that, to the best of their knowledge and belief, no funds (which are material either individually or in the aggregate) have been received by the Holding Company or any of such subsidiaries from any person or entity, including foreign entity ("Funding Parties"), with the understanding, whether recorded in writing or otherwise, that the Holding Company or any of such subsidiaries shall, whether, directly or indirectly, lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Funding Party ("Ultimate Beneficiaries") or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries; and

(c)   Based on the audit procedures that have been considered reasonable and appropriate in the circumstances performed by us on the Holding Company and its subsidiaries which are companies incorporated in India whose financial statements have been audited under the Act, nothing has come to our notice that has caused us to believe that the representations under sub-clause (i) and (ii) of Rule 11(e), as provided under (a) and (b) above, contain any material misstatement.

v.   The preference dividend paid during the year and until the date of this audit report by a subsidiary company incorporated in India is in accordance with section 123 of the Act.

vi.   Based on our examination which included test checks, performed by us on the Holding Company and the subsidiaries incorporated in India, the Holding Company and the subsidiaries have used accounting software for maintaining its books of account which has a feature of recording audit trail (edit log) facility and the same has operated throughout the year for all relevant transactions recorded in the software (refer Note D(53) to the Consolidated Financial Statements). Further, during the course of our audit, we did not come across any instance of audit trail feature being tampered with. Additionally, the audit trail has been preserved by the Holding Company and above referred subsidiaries as per the statutory requirements for record retention.

2.   With respect to the matters specified in clause (xxi) of paragraph (3) and paragraph 4 of the Companies (Auditor's Report) Order, 2020 ("the Order") issued by the Central Government in terms of Section 143(11) of the Act, according to the information and explanations given to us, and based on the CARO reports issued by us on the respective companies included in the Consolidated Financial Statements to which reporting under CARO is applicable, we report that, there are no qualifications or adverse remarks in the CARO reports of the said companies included in the Consolidated Financial Statements except for the following:

S.No.	Name of the Company	CIN	Holding company/ subsidiary/ associate/ joint venture	Clause number of the CARO report which is qualified or is adverse
1	Sify Technologies Limited	U72200TN1995PLC050809	Holding Company	Clause 3(iii)(e)
2	Sify Infinit Spaces Limited	U74999TN2017PLC119607	Subsidiary	Clause 3(i)(c)

Place: Chennai
Date: April 18, 2025

For Manohar Chowdhry & Associates
Chartered Accountants
Firm Registration No: 001997S

K S Y Suryanandh
Partner
Membership No: 237830
UDIN: 25237830BMNTLV7718



Annexure A

To The Independent Auditor's Report

Referred to in paragraph 1(f) under "Report on Other Legal and Regulatory Requirements" section of our report of even date

Report on the Internal Financial Controls with reference to Consolidated Financial Statements under Clause (i) of sub-section 3 of Section 143 of the Companies Act, 2013 (the "Act")

In conjunction with our audit of the Consolidated Financial Statements of Sify Technologies Limited ("the Holding Company") as of and for the year ended March 31, 2025, we have audited the internal financial controls with reference to Consolidated Financial Statements of the Holding Company and its subsidiary companies incorporated in India (collectively referred to as 'the Group'), as of that date.

MANAGEMENT'S RESPONSIBILITY FOR INTERNAL FINANCIAL CONTROLS

The respective Board of Directors of the Holding Company and its subsidiary companies, which are companies incorporated in India, are responsible for establishing and maintaining internal financial controls based on the internal control over financial reporting criteria established by the respective companiesy considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the Institute of Chartered Accountants of India (the "ICAI"). These responsibilities include the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the orderly and efficient conduct of its business, including adherence to the respective company's policies, the safeguarding of its assets, the prevention and detection of frauds and errors, the accuracy and completeness of the accounting records, and the timely preparation of reliable financial information, as required under the Act.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on the internal financial controls with reference to Consolidated Financial Statements based on our audit. We conducted our audit in accordance with the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting (the "Guidance Note") and the Standards on Auditing, both, issued by Institute of Chartered Accountants of India, and deemed to be prescribed under Section 143(10) of the Act, to the extent applicable to an audit of internal financial controls with reference to the Consolidated financial statements. Those Standards and the Guidance Note require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether adequate internal financial controls with reference to the Consolidated Financial Statements was established and maintained and if such controls operated effectively in all material respects.

Our audit involves performing procedures to obtain audit evidence about the adequacy of the internal financial controls system with reference to the Consolidated Financial Statements and their operating effectiveness. Our audit of internal financial controls with reference to the Consolidated Financial Statements included obtaining an understanding of internal financial controls with reference to the Consolidated Financial Statements, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.

We believe that the audit evidence we have obtained, is sufficient and appropriate to provide a basis for our audit opinion on the internal financial controls with reference to the Consolidated Financial Statements of the Holding company and its subsidiary companies, which are companies incorporated in India.

MEANING OF INTERNAL FINANCIAL CONTROLS WITH REFERENCE TO THE CONSOLIDATED FINANCIAL STATEMENTS

A company's internal financial control with reference to the Consolidated Financial Statements is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal financial control with reference to the Consolidated Financial Statements includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.



INHERENT LIMITATIONS OF INTERNAL FINANCIAL CONTROLS WITH REFERENCE TO THE CONSOLIDATED FINANCIAL STATEMENTS

Because of the inherent limitations of internal financial controls with reference to the Consolidated Financial Statements, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal financial controls with reference to the Consolidated Financial Statements to future periods are subject to the risk that the internal financial control with reference to the Consolidated Financial Statements may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

OPINION

In our opinion, the Holding Company and its subsidiary companies which are companies incorporated in India, have maintained, in all material respects, adequate internal financial controls with reference to the Consolidated Financial Statements and such internal financial controls with reference to the Consolidated Financial Statements were operating effectively as at March 31, 2025, based on the internal financial controls with reference to the Consolidated Financial Statements criteria established by such companies considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls over Financial Reporting issued by the ICAI.

Place: Chennai
Date: April 18, 2025

For Manohar Chowdhry & Associates
Chartered Accountants
Firm Registration No: 001997S

K S Y Suryanandh
Partner
Membership No: 237830
UDIN: 25237830BMNTLV7718



Consolidated Balance Sheet as at March 31, 2025

(All amounts are in Indian ₹ lakhs except share data and as stated)

Particulars	Note No. (D)	As at March 31, 2025	As at March 31, 2024 (Restated)*	As at April 1, 2023 (Restated)*
ASSETS				
(1) Non-current assets				
(a) Property, Plant and Equipment	1A	3,03,374	1,98,482	1,70,112
(b) Right-of-use Assets	2	88,268	72,628	56,946
(c) Capital work-in-progress	1B	85,871	1,23,713	53,042
(d) Intangible assets	3	6,939	6,389	6,197
(e) Financial assets				
(i) Investments	4	12,298	12,039	10,440
(ii) Other financial assets	5	23,934	20,042	8,503
(f) Deferred Tax assets	31	13,971	11,973	8,656
(g) Other non-current assets	6	48,013	44,160	53,918
		5,82,668	**4,89,426**	**3,67,814**
(2) Current assets				
(a) Inventories	7	39,595	33,933	19,419
(b) Financial assets				
(i) Trade receivables	8	1,08,925	1,01,552	1,13,455
(ii) Cash and Cash equivalents	9	49,972	41,055	36,505
(iii) Other bank balances	10	17,606	17,291	11,948
(iv) Other financial assets	11	3,187	1,579	1,007
(c) Other current assets	12	31,482	25,099	24,004
		2,50,767	**2,20,509**	**2,06,338**
Total Assets		**8,33,435**	**7,09,935**	**5,74,152**
EQUITY AND LIABILITIES				
EQUITY				
(a) Equity Share Capital	13	43,538	18,461	18,412
(b) Other Equity	14	1,57,870	1,62,378	1,33,155
		2,01,408	**1,80,839**	**1,51,567**
LIABILITIES				
(1) Non - current liabilities				
(a) Financial liabilities				
(i) Borrowings	15.1	2,82,251	2,33,500	1,58,176
(ii) Lease liabilities	15.2	36,169	26,630	18,661
(iii) Other financial liabilities	16	158	179	199
(b) Provisions	17	2,009	1,599	1,299
(c) Other non-current liabilities	18	33,259	30,894	23,600
		3,53,846	**2,92,802**	**2,01,935**
(2) Current liabilities				
(a) Financial Liabilities				
(i) Borrowings	19.1	74,754	71,520	66,621
(ii) Lease liabilities	19.2	1,933	3,799	5,851
(iii) Trade payables				
Total outstanding dues to micro enterprises and small enterprises	20	1,179	1,137	291
Total outstanding dues to creditors other than micro enterprises and small enterprises		1,20,394	1,02,259	91,988
(iv) Other financial liabilities	21	21,707	15,946	20,396
(b) Other current liabilities	22	57,761	41,226	35,192
(c) Provisions	17	453	407	311
		2,78,181	**2,36,294**	**2,20,650**
Total Equity and Liabilities		**8,33,435**	**7,09,935**	**5,74,152**

*Refer Note B(6)

Material accounting policies and notes to the consolidated financial statements (Refer notes C and D)

The accompanying notes referred to above form an integral part of the consolidated financial statements

As per our report of even date attached.

for **Manohar Chowdhry & Associates**	**For and on behalf of the Board of Directors**
Chartered Accountants	Sify Technologies Limited
Firm Registration No.: 001997S	CIN:U72200TN1995PLC050809

K S Y Suryanandh	**Raju Vegesna**	**M P Vijay Kumar**
Partner	*Chairman and Managing Director*	*Whole Time Director*
Membership No.: 237830	DIN: 00529027	DIN: 05170323

Chennai	**V Ramanujan**	**Meenakshi Jayaraman**
April 18, 2025	*Chief Financial Officer*	*Company Secretary*



Consolidated Statement of Profit and Loss for the year ended March 31, 2025

(All amounts are in Indian ₹ lakhs except share data and as stated)

Particulars	Note No. (D)	For the year ended March 31, 2025	For the year ended March 31, 2024 (Restated)*
Revenue from operations	24	3,98,856	3,56,339
Other income	25	5,291	5,793
Total income		**4,04,147**	**3,62,132**
Expenses			
Cost of services rendered	26 A	1,92,178	1,69,531
Purchase of stock-in-trade	26 B	35,814	42,502
Changes in inventories	26 C	(5,662)	(14,514)
Employee benefits expense	27	56,926	53,145
Finance costs	28	27,417	21,533
Depreciation and amortisation expense	1,2 and 3	56,331	47,734
Other expenses	29	44,008	38,681
Total expenses		**4,07,012**	**3,58,612**
Profit/(Loss) before tax		**(2,865)**	**3,520**
Tax expense			
Current Tax	31	6,983	5,148
Deferred Tax		(1,998)	(3,317)
Profit/(Loss) after tax		**(7,850)**	**1,689**
Other comprehensive income			
Items that will not be reclassified to profit or loss in subsequent periods			
Remeasurements of net defined benefit liability/(asset)	35	(33)	(197)
Items that will be reclassified to profit or loss in subsequent periods			
Exchange differences on translation of foreign operations		167	54
Total other comprehensive income		**134**	**(143)**
Total comprehensive income/(loss) for the year		**(7,716)**	**1,546**
Earnings per equity share (₹ 10 paid up)			
Basic	33	(2.10)	0.92
Diluted		(2.10)	0.91

*Refer Note B(6)

Material accounting policies and notes to the consolidated financial statements (Refer notes C and D)

The accompanying notes referred to above form an integral part of the consolidated financial statements

As per our report of even date attached.

for **Manohar Chowdhry & Associates**	**For and on behalf of the Board of Directors**
Chartered Accountants	Sify Technologies Limited
Firm Registration No.: 001997S	CIN:U72200TN1995PLC050809

K S Y Suryanandh
Partner
Membership No.: 237830

Raju Vegesna
Chairman and Managing Director
DIN: 00529027

M P Vijay Kumar
Whole Time Director
DIN: 05170323

Chennai
April 18, 2025

V Ramanujan
Chief Financial Officer

Meenakshi Jayaraman
Company Secretary



Consolidated Statement of Cash Flow for the year ended March 31, 2025

(All amounts are in Indian ₹ lakhs except share data and as stated)

Particulars		For the year ended March 31, 2025	For the year ended March 31, 20254
Profit/(Loss) before tax		**(2,865)**	**3,520**
Adjustments for :			
Depreciation and amortisation expense		56,331	47,734
Finance expenses		27,417	21,533
Allowance for doubtful debts		1,948	2,650
Employee stock compensation expense		19	69
Amortisation of lease prepayments		-	14
Unrealised foreign exchange fluctuation loss/(gain), net		73	694
Interest income		(4,472)	(3,377)
(Profit) /loss on sale of Property, Plant and Equipment (net)		(184)	4
Operating profit / (loss) before working capital changes		**78,267**	**72,841**
(Increase)/decrease in trade receivables - current		(9,285)	8,313
(Increase)/decrease in inventories		(5,662)	(14,514)
(Increase)/decrease in other financial assets - current		(1,109)	(279)
(Increase)/decrease in other financial assets - non current		(4,341)	(11,108)
(Increase)/decrease in other non current assets		1,563	(380)
(Increase)/decrease in other current assets		(6,265)	(1,283)
(Increase)/decrease in other bank balances		(315)	(5,343)
Increase/(decrease) in trade payables		17,939	11,676
Increase/(decrease) in other non current financial liabilities		(21)	(20)
Increase/(decrease) in other non current liabilities		2,365	7,293
Increase/(decrease) in other financial liabilities -current		2,578	(3,207)
Increase/(decrease) in other current liabilities		15,001	6,031
Increase/(decrease) in provisions - non current		442	104
Increase/(decrease) in provisions - current		46	96
Cash generated from operations		91,203	70,220
Tax (paid)/refund received		(7,213)	(12,843)
Net cash generated from operating activities	**(A)**	**83,990**	**57,377**
Cash flow from investing activities			
Purchase of Property, Plant and Equipment		(1,10,939)	(1,11,215)
Investments in corporate debt securities		-	(161)
Investments in equity instruments of other entities		(100)	(1,375)
Investments in preference shares		(2,305)	-
Amount paid for acquisition of right of use assets		(12,223)	(12,556)
Sale proceeds of Property, Plant and Equipment		1,052	22
Interest income received		3,742	2,654
Net cash used in investing activities	**(B)**	**(1,20,773)**	**(1,22,631)**
Cash flow from financing activities			
Proceeds from long-term borrowings		1,26,527	85,185
Proceeds from issue of Compulsorily Convertible Debentures		-	60,000
Proceeds from issue of Non Convertible Debentures		25,058	-
Repayment of long-term borrowings		(93,896)	(33,952)
Increase/(decrease) in short-term borrowings		2,406	(4,949)
Repayment of lease liabilities		(2,788)	(3,772)
Proceeds from issue of share capital		25,320	418


Consolidated Statement of Cash Flow for the year ended March 31, 2025

(All amounts are in Indian ₹ lakhs except share data and as stated)

Particulars		For the year ended March 31, 2025	For the year ended March 31, 20254
Transaction costs related to equity		(524)	-
Dividend paid		(225)	-
Interest paid		(34,566)	(28,491)
Net cash generated from financing activities	**(C)**	**47,312**	**74,439**
Effect of exchange differences on translation of cash and cash equivalents	**(D)**	**(5)**	**11**
Net increase/(decrease) in cash and cash equivalents during the year	**(A) + (B) + (C) + (D)**	**10,524**	**9,196**
Cash and cash equivalents at the beginning of the year		**36,186**	**26,990**
Cash and cash equivalents at the end of the year [Refer Note D (9&10)]		**46,710**	**36,186**

*Refer Note B(6)

Disclosure of changes in liabilities arising from financing activities [Refer Note D (31)]

Material accounting policies and notes to the consolidated financial statements (Refer notes C and D)

As per our report of even date attached.

for **Manohar Chowdhry & Associates**	**For and on behalf of the Board of Directors**	
Chartered Accountants	Sify Technologies Limited	
Firm Registration No.: 001997S	CIN:U72200TN1995PLC050809	
K S Y Suryanandh	**Raju Vegesna**	**M P Vijay Kumar**
Partner	*Chairman and Managing Director*	*Whole Time Director*
Membership No.: 237830	DIN: 00529027	DIN: 05170323
Chennai	**V Ramanujan**	**Meenakshi Jayaraman**
April 18, 2025	*Chief Financial Officer*	*Company Secretary*



Consolidated Statement of Changes in the Equity for the year ended March 31, 2025

(All amounts are in Indian ₹ Lakhs except share data and as stated)

A. EQUITY SHARE CAPITAL

Particulars	For the year ended March 31, 2025	For the year ended March 31, 2024 (Restated)*
Balance at the beginning of the year	18,461	18,412
Change in Equity Share Capital due to prior period errors	-	-
Restated Balance at the beginning of the year	18,461	18,412
Change in Equity Share Capital during the year	25,077	49
Balance at the end of the year	43,538	18,461

B. OTHER EQUITY

2024-25

Particulars	Reserves and surplus			Compulsorily convertible debentures	Other Components of Equity			Total
	Securities Premium	General Reserve	Retained earnings		Stock Options Outstanding	Exchange differences on translation of foreign operations	Remeasurements of net defined benefit liability/(asset)	
Balance as at April 1, 2024 (A)	1,99,957	845	(66,945)	27,239	1,051	911	(680)	1,62,378
Changes in accounting policy/prior period errors (B)	-	-	-	-	-	-	-	-
Restated Balance as at April 1, 2024 (C = A+B)	1,99,957	845	(66,945)	27,239	1,051	911	(680)	1,62,378
Profit for the year (D)	-	-	(7,850)	-	-	-	-	(7,850)
Other comprehensive income for the year (E)	-	-	-	-	-	167	(33)	134
Total comprehensive income for the Year (F=D+E)	-	-	(7,850)	-	-	167	(33)	(7,716)
Employee stock compensation cost for the year (G)	-	-	-	-	19	-	-	19
Transferred from stock options outstanding account (H)	174	864	-	-	(1,038)	-	-	-
Additions to securities premium on issue of shares on exercise of ASOP (I)	243	-	-	-	-	-	-	243
Transaction costs related to equity(J)	-	-	(524)	-	-	-	-	(524)
Debenture premium on issue of Non-Convertible Debentures (K)	58	-	-	-	-	-	-	58
Acquisition of equity shares in subsidiary without change in control [refer note D(14)] (L)	-	-	(877)	-	-	-	-	(877)

Consolidated Statement of Changes in the Equity for the year ended March 31, 2025

(All amounts are in Indian ₹ Lakhs except share data and as stated)

Particulars	Reserves and surplus				Other Components of Equity			Total
	Securities Premium	General Reserve	Retained earnings	Compulsorily convertible debentures	Stock Options Outstanding	Exchange differences on translation of foreign operations	Remeasurements of net defined benefit liability/(asset)	
Dividend paid on Non-Cumulative Compulsorily Convertible Preference Shares (M)	-	-	(225)	-	-	-	-	(225)
Acquisition of preference shares in subsidiary without change in control [refer note D(14)] (N)	-	-	(2,305)	-	-	-	-	(2,305)
Equity component of compound financial instrument - (O)	-	-	-	6,819	-	-	-	6,819
Balance as at March 31, 2025 - [(P)=(C)+(F)+(G)+(H)+ (I)+ (J)+(K)+(L)+(M)+(N)+(O)]	2,00,432	1,709	(78,726)	34,058	32	1,078	(713)	1,57,870
Accumulated losses dealt with vide order of Honourable High Court of Madras [Refer Note D (43) (a)] - (Q)	(1,16,264)	-	1,16,264	-	-	-	-	-
Accumulated losses dealt with vide scheme of merger as per contra [Refer note D (43) (b)] - (R)	(27,661)	-	27,661	-	-	-	-	-
Amount carried forward to Balance Sheet [(S) = (P)+(Q)+(R)]	56,507	1,709	65,199	34,058	32	1,078	(713)	1,57,870

2023-24 (Restated)

Particulars	Reserves and surplus				Other Components of Equity			Total
	Securities Premium	General Reserve	Retained earnings	Compulsorily convertible debentures	Stock Options Outstanding	Exchange differences on translation of foreign operations	Remeasurements of net defined benefit liability/(asset)	
Balance as at April 1, 2023 (A)	1,99,480	791	(68,634)	88,000	1,144	857	(483)	2,21,155
Changes in accounting policy/prior period errors (B)*	-	-	-	(60,761)	-	-	-	(60,761)
Restated Balance as at April 1, 2023 (C = A+B)	1,99,480	791	(68,634)	27,239	1,144	857	(483)	1,60,394
Profit for the year (D)	-	-	1,689	-	-	-	-	1,689
Other comprehensive income for the year (E)	-	-	-	-	-	54	(197)	(143)
Total comprehensive income for the Year (F=D+E)	-	-	1,689	-	-	54	(197)	1,546
Employee stock compensation cost for the year (G)	-	-	-	-	69	-	-	69
Transferred from stock options outstanding account (H)	108	54	-	-	(162)	-	-	-



Consolidated Statement of Changes in the Equity for the year ended March 31, 2025

(All amounts are in Indian ₹ Lakhs except share data and as stated)

Particulars	Reserves and surplus				Other Components of Equity			Total
	Securities Premium	General Reserve	Retained earnings	Compulsorily convertible debentures	Stock Options Outstanding	Exchange differences on translation of foreign operations	Remeasurements of net defined benefit liability/(asset)	
Additions to securities premium on issue of shares on exercise of ASOP (I)	369	-	-	-	-	-	-	369
Balance as at March 31, 2024 - (J=C+F+G+H+I)	1,99,957	845	(66,945)	27,239	1,051	911	(680)	1,62,378
Accumulated losses dealt with vide order of Honourable High Court of Madras [Refer Note D (43) (a)] - (K)	(1,16,264)	-	1,16,264	-	-	-	-	-
Accumulated losses dealt with vide scheme of merger as per contra [Refer note D (43) (b)] - (L)	(27,661)	-	27,661	-	-	-	-	-
Amount carried forward to Balance Sheet [(M) = (J)+(K)+(L)]	56,032	845	76,980	27,239	1,051	911	(680)	1,62,378

*Refer Note B(6)

Material accounting policies and notes to the consolidated financial statements (Refer notes C and D)

The accompanying notes referred to above form an integral part of the consolidated financial statements

As per our report of even date attached.

for **Manohar Chowdhry & Associates**
Chartered Accountants
Firm Registration No.: 001997S

K S Y Suryanandh
Partner
Membership No.: 237830

Chennai
April 18, 2025

For and on behalf of the Board of Directors
Sify Technologies Limited
CIN:U72200TN1995PLC050809

Raju Vegesna
Chairman and Managing Director
DIN: 00529027

V Ramanujan
Chief Financial Officer

M P Vijay Kumar
Whole Time Director
DIN: 05170323

Meenakshi Jayaraman
Company Secretary



Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

A. GROUP OVERVIEW

Sify Technologies Limited ('Sify' or 'the Company') is a Company domiciled in India. The address of the Company's registered office is 2nd Floor, Tidel Park, 4, Rajiv Gandhi Salai, Taramani, Chennai 600113, India. The Company and its subsidiaries Sify Technologies (Singapore) Pte. Limited, Sify Technologies North America Corporation, Sify Data and Managed Services Limited, Sify Infinit Spaces Limited, Sify Digital Services Limited and SKVR Software Solution Private Limited is hereinafter referred to as Group. The Group offers converged ICT solutions comprising Network centric services, Data Center services and Digital services which includes Network Managed services, Enterprise Cloud services, Managed Services, Security Services and Application services.

During the FY 2020-21, the Company has transferred its Data Center business to its wholly owned subsidiary Sify Infinit Spaces Limited and IT services business (Network Managed services, Enterprise Cloud services, Cloud and Managed Services, Security Services and Application services) to its wholly owned subsidiary Sify Digital Services Limited respectively effective from April 01, 2020 vide Business Transfer Agreement dated January 28, 2021. The Company was incorporated on December 12, 1995 and its ADRs are listed on the NASDAQ Capital Market. The financial statements are for the Group consisting of Sify Technologies Limited (the 'Company') and its subsidiaries.

B. BASIS OF PREPARATION

The Consolidated financial statements of the Group have been prepared and presented in accordance with the Generally Accepted Accounting Principles (GAAP) under the historical cost convention on accrual basis of accounting, except for certain financial instruments which are measured on fair value basis and Statement of cash Flow. GAAP comprises Indian Accounting Standards (Ind AS) prescribed under Section 133 of the Companies Act, 2013 read with the Companies (Indian Accounting Standards) Rules, 2015 as amended, (Ind AS) and other accounting policies generally accepted in India. Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to existing accounting standards requires a change in the accounting policy hitherto in use. Management evaluates all recently issued or revised accounting standards on an on-going basis.

All assets and liabilities have been classified as current or non-current as per the Group's normal operating cycle and other criteria set-out in note C (23). Based on the nature of products and services and the time between the acquisition of assets for processing and their realization in cash and cash equivalents, the Group has ascertained its operating cycle as 12 months for the purpose of current and non-current classification of assets and liabilities.

1. Statement of Compliance

The Consolidated Financial Statements comprising of Consolidated Balance Sheet, Consolidated Statement of Profit and Loss, Consolidated statement of Cash Flow, Consolidated Statement of Changes in Equity, together with notes for the year ended March 31, 2025 have been prepared in accordance with Ind AS duly approved by the Board of Directors at its meeting held on April 18, 2025.

2. Basis of Measurement

The financial statements have been prepared on the historical cost basis except for the following:

- Derivative financial instruments are measured at fair value

- Financial assets at fair value through other comprehensive income are measured at fair value

- Financial instruments at fair value through profit or loss are measured at fair value.

- Share-based payments

- The defined benefit asset is recognized as the net total of the plan assets, plus unrecognized past service cost and unrecognized actuarial losses, less unrecognized actuarial gains and the present value of the defined benefit obligation.

- In relation to lease prepayments, the initial fair value of the security deposit is estimated as the present value of the refundable amount, discounted using the market interest rates for similar instruments. The difference between the initial fair value and the refundable amount of the deposit is recognized as a Right of Use Asset.

The above items have been measured at fair value and the methods used to measure fair values are discussed further in Note C (20).

3. Standards issued and not effective

There are no standards that are notified and not yet effective as on date.

4. Functional and Presentation Currency

Items included in the financial statements of each Group entity are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). Indian rupee is the functional currency of Sify Technologies Limited and its Indian subsidiaries viz., Sify Infinit Spaces



Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

Limited, Sify Digital Services Limited, SKVR Software Solution Private Limited and Sify Data and Managed Services Limited. The U.S. dollar is the functional currency of Sify's foreign subsidiaries located in Singapore and the United States of America.

The Consolidated Financial Statements are presented in Indian Rupees (₹) which is the Group's presentation currency. All financial information presented in Indian Rupees has been rounded up to the nearest Lakhs except where otherwise indicated.

5. Use of estimates and judgements

The preparation of financial statements in conformity with Ind AS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, the disclosures of contingent assets and contingent liabilities at the date of financial statements, income and expenses during the period. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in future periods which are affected.

Application of accounting policies that require critical accounting estimates, judgements and assumption having the most significant effect on the amounts recognized in the financial statements are:

- Valuation of financial instruments [Note C(3)]

- Expected Credit losses on Financial Assets [Note C(3)]

- Useful lives of property, plant and equipment [Note C(5)]

- Useful lives of intangible assets [Note C(7)]

- Estimate of Lease term and measurement of Right of Use Assets and Lease Liabilities [Note C(8)]

- Impairment testing [Note C(11)]

- Measurement of defined employee benefit obligations [Note C (12)]

- Measurement of share-based payments [Note C(13)]

- Provisions [Note C(14)]

- Identification of performance obligation and timing of statisfaction of performance obligation, measurement of transaction price on revenue recognition [Note C(15)]

- Utilization of tax losses and computation of deferred taxes [Note C(18)]

6) Restatement of Financial statements
Presentation of Compound Financial Instruments:

Sify Infinit Spaces Limited, a subsidiary Company of Sify Technologies Limited had issued Compulsorily Convertible Debentures ("CCDs") to Kotak Special Situation Fund and Kotak Data Center Fund in amounts of ₹ 40,000 and ₹ 60,000 , respectively. The CCDs issued to Kotak Special Situations Fund are backed by a Put Option Agreement with the holding Company M/s Sify Technologies Limited. These CCDs carry an obligation to pay a fixed interest of 6% p.a.

Previously, the Company presented these CCDs as financial liabilities in the financial statements until the fixed number of shares to be issued upon conversion of the CCDs was determined. Subsequently, once the fixed number of shares to be issued upon conversion was determined, these CCDs were presented as equity. The Company assessed and concluded that certain terms in the arrangement are contingent, which was not to be considered while presenting the CCDs in the financial statements as per Ind AS 32. The Company has recognized the entire interest paid as an expense in the Consolidated Statement of profit and loss as there is an unconditional obligation on the Company to make the interest payments.

The Company re-evaluated the presentation of Compound Financial Instruments in accordance with Ind AS 32 and concluded that a change in presentation is required as below:

- The present value of the future interest obligation should be presented as a financial liability.

- The residual value after deducting the financial liability component identified above is to be evaluated under Para 16 or 16A/16B of Ind AS 32 as may be applicable, for determining whether it is a financial liability or equity.

Therefore, the CCDs issued to Kotak Special Situations Fund are to be presented as financial liabilities because they are backed by the Put Option Agreement. In the case of the CCDs issued to Kotak Data Center Fund ("KDCF"), the residual portion of the CCDs is to be presented as a financial liability until the fixed number of shares to be issued upon conversion is determined. Once the fixed number of shares are determined, the residual



Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

value should be presented as equity. Further, the Company determined that only the interest on the present value of the future interest obligation on CCDs issued to KDCF should be recognized in the Consolidated Statement of profit and loss rather than the interest amount on the entire KDCF CCDs. When the liquidity event happens as per the terms of CCDs, the unmatured portion of the present value of future interest obligation recognized as financial liability should be classified as equity. These CCDs are presented separately as "Other Equity" and will be presented as non-controlling interests upon issue of equity shares in the future. For additional information, see Note D (14) herein.

The Company has amended the consolidated financial statements for the years ended March 31, 2024 and March 31, 2023. These amendments impact the Consolidated Balance Sheet, Consolidated Statement of Profit and Loss, Consolidated Cash Flow Statement, Consolidated Statement of Changes in Equity and the previously reported earnings per share amounts.

The following tables present the impact on previously reported amounts in specific line items in the consolidated financial statements for the years ended March 31, 2024 and March 31, 2023.

Changes in Statement of Assets and Liabilities:

Particulars	March 31, 2024			March 31, 2023		
	Reported	Adjustment	Restated	Reported	Adjustment	Restated
Equity:						
Other equity	2,21,939	59,561	1,62,378	1,53,155	20,000	1,33,155
Liabilities:						
Non-current borrowings	1,76,085	(57,415)	2,33,500	1,38,176	(20,000)	1,58,176
Current borrowings	69,374	(2,146)	71,520	66,621	-	66,621

Changes in Statement of Profit and Loss:

Particulars	March 31, 2024		
	Reported	Adjustment	Restated
Finance costs	22,733	1,200	21,533
Profit before tax	2,320	(1,200)	3,520
Tax expense	1,831	-	1,831
Profit after tax	489	(1,200)	1,689
Total comprehensive income	346	(1,200)	1,546
Earnings per equity share			
Basic (₹)	0.27		0.92
Diluted (₹)	0.26		0.91

C. MATERIAL ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all periods presented in these Consolidated Financial Statements except for the changes in accounting policies mentioned in Note B (3).

1. Basis of consolidation

Subsidiaries are entities controlled by the Company. Control exists when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Thus, the Company controls an investee if and only if the Company has all the following :

(a) power over the investee;

(b) exposure, or rights, to variable returns from its involvement with the investee; and

(c) the ability to use its power over the investee to affect the amount of the Company's returns.

Generally, there is a presumption that majority of voting rights results in control. To support this presumption and when the Group has less than a majority of voting of similar rights of an investee, the group considers all relevant facts and circumstances in assessing whether it has power over an investee.



Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

The financial statements of the Group companies are consolidated on a line-by-line basis. Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated. These financial statements are prepared by applying uniform accounting policies in use at the Group.

The financial statements of subsidiaries are consolidated from the date that control commences until the date that control ceases. The accounting policies of subsidiaries have been changed where necessary to align them with the policies adopted by the Group.

2. Foreign currency

(a) Foreign currency transactions and balances

Transactions in foreign currencies are initially recognized in the financial statements using exchange rates prevailing on the date of transaction. Monetary assets and liabilities denominated in foreign currencies are translated to the relevant functional currency at the exchange rates prevailing at the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Non-monetary assets and liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction. Foreign currency differences arising on translation are recognized in the income statement for determination of net profit or loss during the period.

(b) Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to the functional currency at exchange rates at the reporting date. The income and expenses of foreign operations and cash flows are translated to using average exchange rates during the period. Any differences arising on such translation are recognized in other comprehensive income. Such differences are included in the foreign currency translation reserve "FCTR" within other components of equity. When a foreign operation is disposed off, in part or in full, the relevant amount in the FCTR is transferred to profit or loss.

3. Financial Instruments

(a) Financial Assets

Financial assets comprises investments in equity and debt securities, trade receivables, cash and cash equivalents and other financial assets.

Initial recognition:

All financial assets are recognised initially at fair value except for trade receivables which are recognised at transaction price. In the case of financial assets not recorded at fair value through profit or loss, transaction costs that are attributable to the acquisition of the financial asset are added to the fair value on initial recognition. Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way trades) are recognised on the trade date, i.e., the date that the Group commits to purchase or sell the asset.

Subsequent measurement:

(i) **Financial assets measured at amortized cost:**

Financial assets held within a business model whose objective is to hold financial assets in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding are measured at amortised cost using effective interest rate (EIR) method. The EIR amortisation is recognised as finance income in the Statement of Profit and Loss.

The Group while applying above criteria has classified the following financial assets at amortised cost:

a) Trade receivable

b) Investment in debt securities

c) Other financial assets

(ii) **Financial assets at fair value through other comprehensive income (FVTOCI):**

Financial assets that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and the contractual terms of the financial assets give rise on specified dates to cash flows that are solely payments of



Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

principal and interest on the principal amount outstanding are subsequently measured at FVTOCI. Fair value movements in financial assets at FVTOCI are recognised in other comprehensive income.

Equity instruments held for trading are classified as at fair value through profit or loss (FVTPL). For other equity instruments the Group classifies the same either as at FVTOCI or FVTPL. The classification is made on initial recognition and is irrevocable. Fair value changes on equity investments at FVTOCI, excluding dividends, are recognised in other comprehensive income (OCI).

(iii) Financial assets at fair value through profit or loss (FVTPL):

Financial asset are measured at fair value through profit or loss if it does not meet the criteria for classification as measured at amortised cost or at fair value through other comprehensive income. All fair value changes are recognised in the Statement of Profit and Loss.

Derecognition of financial assets:

Financial assets are derecognised when the contractual rights to the cash flows from the financial asset expire or the financial asset is transferred and the transfer qualifies for derecognition. On derecognition of a financial asset in its entirety, the difference between the carrying amount (measured at the date of derecognition) and the consideration received (including any new asset obtained less any new liability assumed) shall be recognised in the Statement of Profit and Loss.

Impairment of financial assets:

Trade receivables, contract assets, lease receivables under Ind AS 109, investments in debt instruments that are carried at amortised cost, investments in debt instruments that are carried at FVTOCI are tested for impairment based on the expected credit losses for the respective financial asset.

(i) Trade receivables

An impairment analysis is performed at each reporting date. The expected credit losses over lifetime of the asset are estimated by adopting the simplified approach using a provision matrix which is based on historical loss rates reflecting current condition and forecasts of future economic conditions. In this approach,

assets are grouped on the basis of similar credit characteristics such as industry, customer segment, past due status and other factors which are relevant to estimate the expected cash loss from these assets.

(ii) Other financial assets

Other financial assets are tested for impairment based on significant change in credit risk since initial recognition and impairment is measured based on probability of default over the lifetime when there is significant increase in credit risk.

(b) Financial liabilities

Initial recognition and measurement:

Financial liabilities are initially recognised at fair value and any transaction cost that are attributable to the acquisition of the financial liabilities except financial liabilities at fair value through profit or loss which are initially measured at fair value.

Subsequent measurement:

The financial liabilities are classified for subsequent measurement into following categories:

• at amortised cost

• at fair value through profit or loss

(i) Financial liabilities at amortised cost

The Group is classifying the following financial liabilities at amortised cost;

a) Compulsorily convertible debentures

b) Borrowings from banks

c) Borrowings from others

d) Lease liabilities

e) Trade payables

f) Other financial liabilities

Amortised cost for financial liabilities represents amount at which financial liability is measured at initial recognition minus the principal repayments, plus or minus the cumulative amortisation using the effective interest method of any difference between that initial amount and the maturity amount.



Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

(ii) **Financial liabilities at fair value through profit or loss**

Financial liabilities held for trading are measured at FVTPL.

Compound Financial Instrument:

The terms of a non-derivative compound financial instrument, are evaluated to determine whether it contains both a liability and an equity component. Such components are classified as financial liabilities, financial assets or equity instruments in accordance with the substance of the contractual arrangement. Interest, dividends and gains relating to the component that is financial liability is recognized as income or expense in profit or loss. Distribution to holders of equity instruments is recognized directly in equity.

Derecognition of financial liabilities:

A financial liability shall be derecognised when, and only when, it is extinguished i.e. when the obligation specified in the contract is discharged or cancelled or expires.

(c) Derivative financial instruments

Foreign exchange forward contracts and options are entered into by the group to mitigate the risk of changes in foreign exchange rates associated with certain payables, receivables and forecasted transactions denominated in certain foreign currencies. The Group also enters into cross currency and interest rate swaps for hedging the risk against variability in cash flows of its term loan. These derivative contracts do not qualify for hedge accounting under Ind AS 109, and are initially recognized at fair value on the date the contract is entered into and subsequently measured at fair value through profit or loss. Gains or losses arising from changes in the fair value of the derivative contracts are recognized in profit or loss.

(d) Offsetting of financial assets and financial liabilities

Financial assets and liabilities are offset and the net amount is presented in the Balance Sheet when, and only when, the Group has a legal right to offset the recognised amounts and intends either to settle on a net basis or to realize the assets and settle the liability simultaneously.

(e) Reclassification of financial assets

The Group determines classification of financial assets and liabilities on initial recognition. After initial recognition, no reclassification is made for financial assets (which are categorised as equity instruments) and financial liabilities. For financial assets which are debt instruments, a reclassification is made only if there is a change in the business model for managing those assets. Changes to the business model are expected to be infrequent. The management determines change in the business model as a result of external or internal changes which are significant to the Group's operations. A change in the business model occurs when the Group either begins or ceases to perform an activity that is significant to its operations. If the Group reclassifies financial assets, it applies the reclassification prospectively from the reclassification date which is the first day of the immediately next reporting period following the change in business model. The Group does not restate any previously recognised gains, losses (including impairment gains or losses) or interest.

4. Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new ordinary shares or share options are recognized as a deduction from equity, net of any tax effects.

5. Property, Plant and Equipment

Property, Plant and Equipment is stated at cost less accumulated depreciation and where applicable accumulated impairment losses. Cost of an item of property, plant and equipment comprises its purchase price, including import duties and non-refundable purchases taxes, after deducting trade discounts and rebates and includes expenditure directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials, direct labour and any other costs directly attributable to bringing the asset to a working condition for its intended use, and the costs of dismantling and removing the items and restoring the site on which they are located. Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.


Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

When parts of an item of Property, Plant and Equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Amount paid as advances towards the acquisition of property, plant and equipment is disclosed separately under other non-current assets as capital advances and the cost of assets not put to use as on balance sheet date are disclosed under 'Capital work-in-progress.

Gains and losses on disposal of an item of Property, Plant and Equipment are determined by comparing the proceeds from disposal with the carrying amount of Property, Plant and Equipment and are recognized net within "other income / other expenses" in the Statement of Profit and Loss.

Subsequent costs:

The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group and its cost can be measured reliably. The carrying amount of the replaced part is de-recognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in the Statement of Profit or Loss during the period in which it is incurred.

Depreciation:

Depreciation is recognized in the Statement of profit and loss on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment considering residual value to be zero. Depreciation on contract-specific assets are charged co-terminus over the contract period. Management's estimated useful lives for the year ended March 31, 2025 and March 31, 2024 were as follows:

	Estimate of useful life in years	Useful life prescribed by Schedule II (in years)
Buildings	28	30
Plant and equipments		
- Tower, telecom ducts, cables and optical fibre	3 - 8	18
- Telecom tranceivers	8	13
- Computer laptops/desktops	3	3

	Estimate of useful life in years	Useful life prescribed by Schedule II (in years)
- Computer servers	5	6
Furniture and fittings	5	10
Leasehold Improvements	5	10
Office equipments	5	5
Motor vehicles	3	8

The management believes that the useful lives as given above best represent the period over which management expects to use these assets.

The depreciation method, useful lives and residual value are reviewed at each of the reporting date.

6.   Business combinations

Business combinations are accounted for using Ind AS 103 Business Combinations. Ind AS 103 requires the identifiable intangible assets and contingent consideration to be fair valued in order to ascertain the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. Significant estimates are required to be made in determining the value of contingent consideration and intangible assets. These valuations are conducted by independent valuation experts.

Business combinations have been accounted for, using the acquisition method under the provisions of Ind AS 103. The cost of acquisition is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of acquisition. The cost of acquisition also includes the fair value of any contingent consideration. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition.

Transactions costs that the Group incurs in connection with a business combination such as finder's fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred.

The acquisition of an asset or a group of assets that does not constitute a 'business' as per Ind AS 103 is accounted for by identifying and recognizing the individual identifiable assets acquired and liabilities assumed. The cost of the group of assets is allocated to such individual identifiable assets and liabilities on the basis of their relative fair values on the date of purchase.



Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

Business combinations involving entities or businesses under common control have been accounted for using the pooling of interests method.

7. Intangible assets

Intangible assets that are acquired by the Group, which have finite useful lives, are measured at cost less accumulated amortization and accumulated impairment losses. Cost includes expenditure that is directly attributable to the acquisition of the intangible asset.

Subsequent expenditure:

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, are recognized in profit or loss as incurred.

Amortization of intangible assets with finite useful lives:

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The estimated useful lives for the current and previous year are as follows:

	Estimate of useful life in years
System software	1 - 3
Undersea cable capacity	12
Other Intangibles	3 - 5

Amortization methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

8. Leases

As a lessee:

The Group's lease asset class primarily consists of leases for land and buildings. The group assesses whether a contract contains a lease, at inception of a contract. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the group assesses whether: (1) the contract involves the use of an identified asset (2) the group has substantially all of the economic benefits from use

of the asset through the period of the lease and (3) the group has the right to direct the use of the asset.

At the date of commencement of the lease, the Group recognizes a right-of-use asset ("ROU") and a corresponding lease liability for all lease arrangements in which it is a lessee, except for leases with a term of twelve months or less (short-term leases) and low value leases. For these short-term and low value leases, the Group recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease.

Certain lease arrangements includes the options to extend or terminate the lease before the end of the lease term. ROU assets and lease liabilities includes these options when it is reasonably certain that they will be exercised.

The right-of-use assets are initially recognized at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or prior to the commencement date of the lease plus any initial direct costs less any lease incentives. They are subsequently measured at cost less accumulated depreciation and impairment losses.

Right-of-use assets are depreciated from the commencement date on a straight-line basis over the shorter of the lease term and useful life of the underlying asset. Right of use assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets.

The lease liability is initially measured at amortized cost at the present value of the future lease payments. The lease payments are discounted using the interest rate implicit in the lease or, if not readily determinable, using the incremental borrowing rates in the country of domicile of the leases. Lease liabilities are remeasured with a corresponding adjustment to the related right of use asset if the group changes its assessment if whether it will exercise an extension or a termination option.

Lease liability and ROU asset have been separately presented in the Balance Sheet and lease payments have been classified as financing cash flows.



Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

As a lessor:

Leases for which the group is a lessor is classified as a finance or operating lease. Whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee, the contract is classified as a finance lease. All other leases are classified as operating leases.

When the Group is an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. The sublease is classified as a finance or operating lease by reference to the right-of-use asset arising from the head lease. For operating leases, rental income is recognized on a straight line basis over the term of the relevant lease.

9. **Inventories**

Inventories comprising traded hardware and software are measured at the lower of cost (determined using first-in first-out method) and net realizable value. Cost comprises cost of purchase and all directly attributable costs incurred in bringing the inventories to their present location and condition. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and estimated costs necessary to make the sale.

10. **Contract liability**

Contract Liability (Unearned income) represents unserved portion of billed contracts. Contract liabilities are recognised as revenue when the Group performs under the contract (i.e., transfers control of the related goods or services to the customer).

11. **Impairment of non financial assets**

The carrying amounts of the Group's non-financial assets, other than inventories and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset's recoverable amount is estimated.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the "cash-generating unit").

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of the other assets in the unit or group of units on a pro rata basis.

Reversal of impairment loss:

An impairment loss in respect of goodwill is not reversed. Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized directly in other comprehensive income and presented within equity.

12. **Employee benefits**

Employee benefits are accrued in the period in which the associated services are rendered by employees of the Group, as detailed below:

(a) **Defined contribution plan (Provident fund):**

Defined contribution plans are post-employment benefit plans under which an entity pays fixed contributions into a separate entity (a fund) and will have no legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all employee benefits relating to employee service in the current and prior periods. The Group makes specified monthly contribution towards Government administered provident fund scheme. The Group also contributes to 401(K) plan on behalf of eligible employees. Obligations for contributions to defined contribution plans are recognised as an employee benefit expense in profit and loss in the periods during which the related services are rendered by employees.

Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

(b) Defined benefit plans (Gratuity):

In accordance with applicable Indian laws, the Group provides for a lump sum payment to eligible employees, at retirement or termination of employment based on the last drawn salary and years of employment with the Group. The gratuity fund is managed by the HDFC Life Insurance Company Limited and Life Insurance Corporation of India (LIC). The Group's net obligation in respect of defined benefit plan is calculated by estimating the amount of future benefit that employees have earned in the current and prior periods, discounting that amount and deducting any unrecognized past service cost and the fair value of any plan assets.

The discount rate is the yield at the reporting date on risk free government bonds that have maturity dates approximating the terms of the Group's obligations. The calculation is performed annually by a qualified actuary using the projected unit credit method. When the calculation results in a benefit to the Group, the recognized asset is limited to the total of any unrecognized past service costs and the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan.

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest), are recognised in other comprehensive income and presented within equity. Remeasurements are not reclassified to profit or loss in subsequent periods. Service costs, net interest expenses and other expenses related to defined benefit plans are recognised in profit or loss.

(c) Short term benefit:

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

(d) Compensated absences:

The employees of the Group are entitled to compensated absence. The employees can carry forward a portion of the unutilized accrued absence and utilize it in future periods or receive cash compensation at retirement or termination of employment for the unutilized accrued compensated absence. The Group recognizes an obligation for compensated absences in the period in which the employee renders the services. The Group provides for the expected cost of compensated absence in the Statement of Profit and Loss as the additional amount that the Group expects to pay as a result of the unused entitlement that has accumulated based on actuarial valuations carried out by an independent actuary at the balance sheet date.

13. Share-based payment transactions

The fair value of options on grant date, (equity-settled share based payments) granted to employees is recognized as an employee expense, with a corresponding increase in equity, over the period in which the options are vested. The increase in equity recognized in connection with a share based payment transaction is presented as a separate component in equity. The amount recognized as an expense is adjusted to reflect the actual number of share options that vest. In respect of options whose terms and conditions are modified, the Group includes the incremental fair value of the options in the measurement of the amounts recognized for services received from the employees. The incremental fair value is the difference between the fair value of the modified option and that of the original option both estimated as at the date of the modification. If the modification occurs during the vesting period, the incremental fair value granted is included in the measurement of the amount recognized for services received over the period from the modification date until the date when the modified equity instruments vest, in addition to the amount based on the fair value of the original equity instruments, which is recognized over the remainder of the original vesting period. If the modification occurs after vesting date, the incremental fair value granted is recognized immediately, or over the vesting period if the employee is required to complete an additional period of service before becoming unconditionally entitled to those modified equity instruments.



Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

14. Provisions

Provisions are recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect of the time value of money is material, provisions are discounted using a current pre tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

A provision for onerous contracts is recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Group recognizes any impairment loss on the assets associated with that contract.

15. Revenue recognition

The Group derives revenue from converged ICT solutions comprising Network-centric services, Data Center services and Digital services which includes Network Managed services, Enterprise Cloud services, Cloud and Managed Services, Security Services and Application services.

The revenue recognition in respect of the various streams of revenue is described as follows

(a) Network-centric Services:

Revenue from Network services includes Data network services and Voice services. Network services primarily include revenue from connectivity services, NLD/ILD services and to a lesser extent, revenues from the setup and installation of connectivity links. The group provides connectivity for a fixed period of time at a fixed rate regardless of usage. Revenue from Network services are series of distinct services. The performance obligations are satisfied overtime.

Service revenue is recognized when services are provided, based upon period of time. The setup and installation of connectivity links are deferred and recognized over the associated contract period.

Sale of equipments are accounted as separate performance obligations if they are distinct and its related revenues are recognised at a point in time when the control is passed on to the customer.

The Group provides NLD (National Long Distance) and ILD (International Long Distance) services through Group's network. The Group carries voice traffic, both national and international, using the network back-bone and delivers voice traffic to Inter-connect Operators. Revenue is recognised when the services are provided based upon the usage (eg: metered call units of voice traffic terminated on the Group's network).

(b) Data Center Services (DC):

Revenue from DC services consists co-location of racks and power charges. The contracts are mainly for a fixed rate for a period of time. Revenue from co-location of racks, power charges and cross connect charges are series of distinct services. The performance obligations are satisfied overtime. Service revenue is recognized as the related services are performed. Sale of equipments such as servers, switches, networking equipments, cable infrastructure and racks etc are accounted as separate performance obligations if they are distinct and its related revenues are recognised at a point in time when the control is passed on to the customer.

(c) Digital Services

(a) Network Managed, Enterprise Cloud, Cloud and Managed Services :

Revenue from Network Managed, Enterprise Cloud, Cloud and Managed Services include revenue from Cloud and storage solutions, managed services, value added services, domestic and International Managed services.

Revenues from Network Managed, Enterprise Cloud, Cloud and Managed Services and on demand compute and storage, are primarily fixed for a period of time. Revenue from Network Managed, Enterprise Cloud, Cloud and Managed Services are series of distinct services. The performance obligations are satisfied overtime. The Company recognizes service revenue as the related services are performed.



Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

Revenues from domestic and international managed services, comprise of value added services, operations and maintenance of projects and from remote infrastructure management. Contracts from this segment are fixed and could also be based on time and material contracts.

In the case of time and material contracts, the Company recognize service revenue as the related services are performed.

In the case of fixed price contract, the Company recognises revenue over a period of time based on progress towards completion of performance obligation using efforts or cost to cost measure of progress (percentage completion method of accounting).

The stage of completion is measured by efforts spent to estimated total efforts over the term of the contract.

(b) **Security and Application services:**

Revenue from Security and Applications services include online assessment, document management services, web development, digital certificate based authentication services, supply chain software and eLearning software development services. eLearning software development services consist of structuring of content, developing modules, delivery and training users in the modules developed.

Revenue from Security and Applications services is recognised over a period of time. The progress is measured based on the amount of time/effort spent on a project. Revenue in relation to 'time' is measured as the agreed rate per unit of time multiplied by the units of time expended. The element of revenue related to materials is measured in accordance with the terms of the contract.

Contracts from this segment are fixed and could also be based on a time and material basis (T&M). Turnkey projects like DC build, SoC/NoC build etc is recognised based on completion of projects and could also be based on T & M.

The Company enters into contracts with customers to serve advertisements in the portal and the Company is paid on the basis of impressions, click-throughs or leads and in each case the revenue is recognised rateably over the period of the contract based upon the usage (i.e. on actual impressions/click throughs / leads delivered.)

Revenue from commissions earned on electronic commerce transactions are recognised when the transactions are completed.

Digital Certification revenues include income received on account of Web certification. Generally the Company does not hold after sale service commitments after the activation of the Digital Certificates sold and accordingly, revenue is recognised fully on the date of activation of the respective certificate.

Multiple deliverable arrangements

In certain cases, some elements belonging to the services mentioned above are sold as a package consisting of all or some of the elements.

The Group accounts for goods or services of the package separately if they are distinct. i.e if a good or service is separately identifiable from other promises in the contract and if the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer.

The Group allocate the transaction price to each performance obligation identified in the contract on a relative stand-alone selling price basis. Standalone selling price is the price at which group would sell a promised good or service separately to the customer.

If the relative stand-alone selling prices are not available, the group estimates the same. In doing so, the group maximise the use of observable inputs and apply estimation methods consistently in similar circumstances.



Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

Contract Cost

Costs to fulfil customer contracts i.e the costs relate directly to a contract or to an anticipated contract that the Group can specifically identify or the costs generate/ enhance resources of the group that will be used in satisfying (or in continuing to satisfy) performance obligations in the future or the costs that are expected to be recovered are recognised as asset and amortized over the contract period.

Incremental costs of obtaining a contract are recognised as assets and amortized over the contract period if entity expects to recover those costs. The Group recognise incremental cost of obtaining a contract as an expense when incurred if the amortisation period of the asset that the entity otherwise would have recognised is one year or less.

Costs to obtain a contract that is incurred regardless of whether the contract is obtained are recognised as an expense when incurred, unless those costs are explicitly chargeable to the customer regardless of whether the contract is obtained.

Significant judgments on applying Ind AS 115

The group contracts with customer include promises or arrangements to transfer multiple goods or services to a customer. The group assess whether such arrangements in the contract has distinct goods or services (performance obligation). Identification of distinct performance obligation involves judgment to determine ability of customer to benefit independently from other promises in the contract.

The judgment is required to measure the transaction price for the contract. The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. The consideration could be fixed amount or variable amount or could be both. Transaction price could also be adjusted for time value of money if contract includes a significant financing component.

In the case of multiple arrangements in a contract, the group allocate transaction price to each performance obligation based on standalone transaction price. The determination of standalone transaction price involves judgment.

The group uses judgment in determining timing of satisfaction of performance obligation. The group considers how customer benefits from goods or services as the services are rendered, who controls as the assets is created or enhanced, whether asset has an alternate use and the entity has an enforceable right to payment for performance completed to date, transfer of significant risk and reward to the customer, acceptance or sign off from the customer etc.,

The group uses judgement when capitalising the contract cost as to whether it generates or enhances resources of the entity that will be used in satisfying performance obligation in the future.

16. **Finance income**

    Finance income comprises interest income on funds invested, dividend income, fair value gains on financial assets at fair value through profit or loss. Interest income is recognized as it accrues in Statement of Profit and Loss, using the effective interest method. Dividend income is recognized in Statement of Profit and loss on the date when the Group's right to receive payment is established, which in the case of quoted securities is the ex-dividend date.

17. **Finance expense**

    Finance expense comprises borrowing costs, bank charges, unwinding of discount on provision, fair value losses on financial assets at fair value through profit or loss that are recognized in Statement of Profit and Loss. Fair value changes attributable to hedged risk are recognised in Statement of Profit and Loss.

    Borrowing costs

    Borrowing costs are interest and other costs (including exchange difference relating to foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs) incurred in connection with the borrowing of funds. Interest expense is recognised using effective interest method.



Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset. Other borrowing costs are recognized as expenses in the period in which they are incurred. To the extent the Group borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Group determines the amount of borrowings costs eligible for capitalization by applying a capitalization rate to the expenditure incurred on such asset. The capitalization rate is determined based on the weighted average of borrowing costs applicable to the borrowings of the Group which are outstanding during the period, other than borrowings made specifically towards purchase of the qualifying asset. The amount of borrowing costs that the Group capitalizes during a period does not exceed the amount of borrowing costs incurred during that period.

18. Income Taxes

Income tax expense comprises current and deferred tax. Income tax expense is recognized in profit or loss except to the extent that it relates to items recognized directly in equity or in other comprehensive income. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date. Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid/recovered for uncertain tax positions.

Deferred tax is recognized using the balance sheet method, providing for temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences:

(i)   the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss.

(ii)   differences relating to investments in subsidiaries and associates to the extent that it is probable that they will not reverse in the foreseeable future.

(iii)   arising due to taxable temporary differences on the initial recognition of goodwill, as the same is not deductible for tax purposes.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred taxation arising on investments in subsidiaries and associates is recognized except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred taxation on temporary differences arising out of undistributed earnings of the equity method accounted investee is recorded only when it is expected to be distributed in foreseeable future based on the management's intention.

19. Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Where ordinary shares are issued but not fully paid, they are treated in the calculation of basic earnings per share as a fraction of an ordinary share to the extent that they were entitled to participate in dividends during the period relative to a fully paid ordinary share. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding for the effects of all dilutive potential ordinary shares, which includes share options granted to employees. To the extent that partly paid shares are not entitled to participate in dividends during the period, they are treated as the equivalent of warrants or options in the calculation of diluted earnings per share.



Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

20. Fair value measurement

A number of the Group's accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability or in the absence of a principal market, in the most advantageous market for the asset or liability. The principal market or the most advantageous market must be accessible to the Group.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorised within the fair value hierarchy based on the lowest level input that is significant to the fair value measurement as a whole. The fair value hierarchy is described below:

Level 1 - unadjusted quoted prices in active markets for identical assets and liabilities.

Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 - unobservable inputs for the asset or liability.

For assets and liabilities that are recognised in the financial statements at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorisation at the end of each reporting period.

For the purpose of fair value disclosures, the Group has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of fair value hierarchy.

Fair values have been determined for measurement and / or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(i) Investments in equity and debt securities

The fair value is determined by reference to their quoted price at the reporting date. In the absence of quoted price, the fair value of the financial asset is measured using valuation techniques.

(ii) Trade and other receivables

The fair value of trade and other receivables expected to be realised beyond twelve months, excluding construction contracts in progress, is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. However in respect of such financial instruments, fair value generally approximates the carrying amount due to the short term nature of such assets. This fair value is determined for disclosure purposes or when acquired in a business combination.

(iii) Derivatives

The fair value of forward exchange contracts is based on their quoted price, if available. If a quoted price is not available, the fair value is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk free interest rate (based on government bonds). The fair value of foreign currency option contracts is determined based on the appropriate valuation techniques, considering the terms of the contract. Fair values reflect the credit risk of the instrument and include adjustments to take account of the credit risk of the Group and the counter party when appropriate. The fair value of the cross currency swaps (principal only swaps) and interest rate swaps is determined based on the discounting of the future cash flows at the market rates existing on the reporting date.



Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

(iv) Non derivative financial liabilities

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. For finance leases, the market rate of interest is determined by reference to similar lease agreements.

(v) Share-based payment transactions

The fair value of employee stock options is measured using the Black-Scholes method. Measurement inputs include share price on grant date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), expected term of the instrument (based on historical experience and general option holder behavior), expected dividends, and the risk free interest rate (based on government bonds).

21. Dividend distribution to equity shareholders

Dividend distributed to Equity shareholders is recognised as distribution to owners of capital in the Statement of Changes in Equity, in the period in which it is paid.

22. Cash and cash equivalents

Cash and cash equivalent in the balance sheet comprise cash at banks and on hand and short-term deposits with an original maturity of three months or less, which are subject to an insignificant risk of changes in value. For the purpose of the statement of cash flows, cash and cash equivalents consist of cash and short-term deposits, as defined above, net of

outstanding bank overdrafts as they are considered an integral part of the Group's cash management.

23. Current/ non-current classification

An asset is classified as current if:

(a) it is expected to be realised or sold or consumed in the Group's normal operating cycle;

(b) it is held primarily for the purpose of trading;

(c) it is expected to be realised within twelve months after the reporting period; or

(d) it is cash or a cash equivalent unless it is restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as non-current.

A liability is classified as current if:

(a) it is expected to be settled in normal operating cycle;

(b) it is held primarily for the purpose of trading;

(c) it is expected to be settled within twelve months after the reporting period;

(d) it has no unconditional right to defer the settlement of the liability for as Atleast twelve months after the reporting period.

All other liabilities are classified as non-current.

The operating cycle is the time between acquisition of assets for processing and their realisation in cash and cash equivalents. The Group's normal operating cycle is twelve months.


Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

D. NOTES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS

1A. Property, Plant and Equipment

The following table presents the changes in property, plant and equipment during the year ended March 31, 2025

Particulars	ORIGINAL COST				DEPRECIATION				NET BOOK VALUE	
	As at April 1, 2024	Additions during the year	Deletions/ Adjustments during the year	As at March 31, 2025	As at April 1, 2024	For the year	Deletions/ Adjustments during the year	As at March 31, 2025	As at March 31, 2025	As at March 31, 2024 (Restated)
Owned assets										
Freehold Land	2,069	-	-	2,069	-	-	-	-	2,069	2,069
Buildings	68,203	35,610	-	1,03,813	14,476	2,539	-	17,015	86,798	53,727
Plant and equipments	2,62,392	68,304	3,504	3,27,192	1,62,510	24,884	2,691	1,84,703	1,42,489	99,882
Furniture and fittings	1,636	152	216	1,572	1,586	21	216	1,391	181	50
Office equipments	23,655	8,538	419	31,774	14,728	3,785	419	18,094	13,680	8,927
Leasehold improvements	71,117	37,594	-	1,08,711	37,321	13,254	-	50,575	58,136	33,796
Motor vehicles	103	-	-	103	72	10	-	82	21	31
	4,29,175	1,50,198	4,139	5,75,234	2,30,693	44,493	3,326	2,71,860	3,03,374	1,98,482



Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

The following table presents the changes in property, plant and equipment during the year ended March 31, 2024

Particulars	ORIGINAL COST				DEPRECIATION				NET BOOK VALUE	
	As at April 1, 2023 (Restated)	Additions during the year	Deletions/ Adjustments during the year	As at March 31, 2024 (Restated)	As at April 1, 2023 (Restated)	For the year	Deletions/ Adjustments during the year	As at March 31, 2024 (Restated)	As at March 31, 2024 (Restated)	As at March 31, 2023 (Restated)
Owned assets										
Freehold Land	2,069	-	-	2,069	-	-	-	-	2,069	2,069
Buildings	49,630	18,573	-	68,203	12,464	2,012	-	14,476	53,727	37,166
Plant and equipments	2,33,936	28,742	286	2,62,392	1,41,826	20,944	260	1,62,510	99,882	92,110
Furniture and fittings	1,611	27	2	1,636	1,581	7	2	1,586	50	30
Office equipments	21,004	2,656	5	23,655	11,838	2,895	5	14,728	8,927	9,166
Leasehold improvements	56,958	14,159	-	71,117	27,387	9,934	-	37,321	33,796	29,571
Motor vehicles	72	31	-	103	72	-	-	72	31	-
	3,65,280	64,188	293	4,29,175	1,95,168	35,792	267	2,30,693	1,98,482	1,70,112

Notes

(a) Refer note D (15) and D (19) for security provided for borrowings.

(b) Refer note D (23)(c) for capital commitments.

1.B. Capital-Work-in Progress (CWIP)

Particulars	As at April 1, 2024	Additions / Adjustments	Capitalised during the year	As at March 31, 2025
Capital work-in-progress	1,23,713	1,17,022	(1,54,864)	85,871

Refer note D(28) for interest capitalisation.

Particulars	As at April 1, 2023 (Restated)	Additions / Adjustments	Capitalised during the year	As at March 31, 2024 (Restated)
Capital work-in-progress	53,042	1,39,940	(69,269)	1,23,713

Refer note D(28) for interest capitalisation.


Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

2. RIGHT OF USE ASSETS AND LIABILITIES

Following are the changes in the carrying value of right of use assets for the year ended March 31, 2025

Particulars	Category of ROU asset				
	Land	Building	P&M	IRU	Total
Balance as of April 1, 2024	**36,771**	**25,408**	**2,438**	**8,011**	**72,628**
Additions	7,848	4,000	9,776	5,295	**26,919**
Deletions	(920)	(2,583)	-	-	**(3,503)**
Depreciation expenses	(512)	(3,927)	(1,859)	(1,478)	**(7,776)**
Adjustments					**-**
Translation difference	-	-	-	-	**-**
Balance as of March 31, 2025	**43,187**	**22,898**	**10,355**	**11,828**	**88,268**

Following are the changes in the carrying value of right of use assets for the year ended March 31, 2024

Particulars	Category of ROU asset				
	Land	Building	P&M	IRU	Total
Balance as of April 1, 2023 (Restated)	**28,558**	**19,274**	**3,498**	**5,616**	**56,946**
Additions	8,613	10,179	269	3,871	**22,932**
Deletions	-	(87)	(108)	-	**(195)**
Depreciation expenses	(400)	(3,958)	(1,221)	(1,476)	**(7,055)**
Balance as of March 31, 2024 (Restated)	**36,771**	**25,408**	**2,438**	**8,011**	**72,628**

Particulars	As at March 31, 2025	As at March 31, 2024 (Restated)	As at April 1, 2023 (Restated)
Current lease liabilities	1,933	3,799	5,851
Non-current lease liabilities	36,169	26,630	18,661
Total	**38,102**	**30,429**	**24,512**

The movement in lease liabilities are given below:

Particulars	As at March 31, 2025	As at March 31, 2024 (Restated)	As at April 1, 2023 (Restated)
Balance at the beginning of the year	**30,429**	**24,512**	**22,074**
Additions	13,776	9,937	5,968
Finance cost	2,987	2,533	2,787
Deletions	(3,503)	(195)	-
Payment of lease liabilities	(5,592)	(6,334)	(6,407)
Fair value adjustment	(9)	(39)	46
Translation difference	14	15	44
Balance at the end of the year	**38,102**	**30,429**	**24,512**

Refer note D (40) for the contractual maturities of lease liabilities

Amounts recognised in profit or loss for the year ended March 31, 2025 and March 31, 2024 are given below

Particulars	For the year ended March 31, 2025	For the year ended March 31, 2024 (Restated)
Depreciation expenses	7,776	7,055
Interest on lease liabilities	2,987	2,533
Expenses relating to leases of low-value assets, including short-term leases of low value assets	3,125	1,749

(All amounts are in Indian ₹ lakhs except share data and as stated)

3. INTANGIBLE ASSETS

The following table presents the changes in intangible assets during the year ended March 31, 2025

Particulars	ORIGINAL COST				AMORTISATION				NET BOOK VALUE	
	As at April 1, 2024	Additions during the year	Deletions/ Adjustments during the year	As at March 31, 2025	As at April 1, 2024	For the year	Deletions/ Adjustments during the year	As at March 31, 2025	As at March 31, 2025	As at March 31, 2024 (Restated)
Undersea cable capacity	7,732	-	-	7,732	7,718	14	-	7,732	-	14
System software	27,557	4,667	510	31,714	21,406	4,016	455	24,967	6,747	6,151
License fees	780	-	-	780	556	32	-	588	192	224
Customer related intangibles	1,824	-	-	1,824	1,824	-	-	1,824	-	-
	37,893	4,667	510	42,050	31,504	4,062	455	35,111	6,939	6,389

The following table presents the changes in intangible assets during the year ended March 31, 2024

Particulars	ORIGINAL COST				AMORTISATION				NET BOOK VALUE	
	As at April 1, 2023 (Restated)	Additions during the year	Deletions/ Adjustments during the year	As at March 31, 2024 (Restated)	As at April 1, 2023 (Restated)	For the year	Deletions/ Adjustments during the year	As at March 31, 2024 (Restated)	As at March 31, 2024 (Restated)	As at March 31, 2023
Undersea cable capacity	7,732	-	-	7,732	6,826	892	-	7,718	14	906
System software	22,479	5,081	3	27,557	17,444	3,963	1	21,406	6,151	5,035
License fees	780	-	-	780	524	32	-	556	224	256
Customer related intangibles	1,824	-	-	1,824	1,824	-	-	1,824	-	-
	32,815	5,081	3	37,893	26,618	4,887	1	31,504	6,389	6,197



Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

4.   INVESTMENTS - NON-CURRENT

Particulars	As at March 31, 2025	As at March 31, 2024 (Restated)	As at April 1, 2023 (Restated)
Investment in equity of others – unquoted [Refer note (a) below]			
Investment in Vashi Railway Station Commercial Complex Limited	2	2	2
[15,000 (March 31, 2024: 15,000, April 1, 2023: 15,000) equity shares of ₹ 10 each fully paid up]			
Investment in Sarayu Clean Gen Private Limited	15	15	15
[1,56,000 (March 31, 2024: 1,56,000, April 1, 2023: 1,56,000) equity shares of ₹ 10 each fully paid up]			
Investment in Tasoula Energy Private Limited	2,250	2,250	2,250
[70,31,250 (March 31, 2024: 70,31,250, April 1, 2023: 70,31,250) equity shares of ₹ 10 each fully paid up]			
Investment in VEH Srishti Energy Private Limited	3,753	3,753	3,753
[1,50,12,000 (March 31, 2024: 1,50,12,000, April 1, 2023: 1,50,12,000) equity shares of ₹ 10 each fully paid up]			
Investment in Padvest Corporation	43	42	41
Investment in Digifresh Corporation	171	167	165
Investment in Chatter Inc	128	125	124
Investment in The Gizmo App company	214	208	206
Investment in Passerine technologies Inc	171	167	164
Investment in Cloudfabrix Software Inc	1,284	1,250	-
Investment in Sylvie Unlimited Inc	128	125	-
Investment in Sunsure Solarpark Eighteen Private Limited	100	-	-
[9,97,402 (March 31, 2024: Nil, April 1, 2023: Nil) equity shares of ₹ 10 each fully paid up]			
Investment in unquoted debt securities [Refer note (b) below]			
Investment in Elevo Corporation (Erstwhile Attala Systems Corporation)	4,039	3,935	3,720
	12,298	**12,039**	**10,440**
Aggregate cost of unquoted investments	**12,298**	**12,039**	**10,440**

Note:

a.   The Group has classified Investments in equity of others - unquoted as at FVTOCI.

b.   The Group has classified Investments in debt securities - unquoted as at amortised cost.

5.   OTHER FINANCIAL ASSETS - NON-CURRENT

Particulars	As at March 31, 2025	As at March 31, 2024 (Restated)	As at April 1, 2023 (Restated)
Security deposits**	6,432	6,205	4,810
Interest accrued on investments	982	883	684
Bank deposits	16,520	12,274	2,159
Loans to subsidiaries	-	680	850
	23,934	**20,042**	**8,503**

**We have fair valued the Security Deposit as per Ind AS 109 which are more than ₹ 50.



Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

6. OTHER NON-CURRENT ASSETS

Particulars	As at March 31, 2025	As at March 31, 2024 (Restated)	As at April 1, 2023 (Restated)
Capital advances	12,933	10,658	28,824
Others:			
Prepaid expenses	3,315	3,181	2,522
Deferred Contract costs*	58	94	121
Advance tax and tax deducted at source (Net off Provision for Income Tax)	31,061	29,223	21,447
Balances with Government authorities	646	754	754
	48,013	**44,160**	**53,918**

*Refer D(46) for the movement in Deferred Contract costs

7. INVENTORIES

Particulars	As at March 31, 2025	As at March 31, 2024 (Restated)	As at April 1, 2023 (Restated)
Inventories*	39,595	33,933	19,419
	39,595	**33,933**	**19,419**

*Includes project inventory of ₹ 36,597 (March 31, 2024: ₹ 30,342, April 1, 2023: ₹ 16,924)

8. TRADE RECEIVABLES

Particulars	As at March 31, 2025	As at March 31, 2024 (Restated)	As at April 1, 2023 (Restated)
Trade receivables considered good - Unsecured	1,08,925	1,01,552	1,13,455
Trade receivables which have significant increase in Credit Risk	6,575	5,796	4,804
Trade Receivables - credit impaired	-	-	-
Total	**1,15,499**	**1,07,348**	**1,18,259**
Loss Allowance *	(6,575)	(5,796)	(4,804)
Net Trade receivables	**1,08,925**	**1,01,552**	**1,13,455**

*The activity in loss allowance for doubtful receivables is given below:

Particulars	As at March 31, 2025	As at March 31, 2024 (Restated)	As at April 1, 2023 (Restated)
Balance at the beginning of the year	**5,796**	**4,804**	**4,805**
Add: Additional allowance during the year	1,948	2,650	3,719
Less: Bad debts written off	(1,169)	(1,658)	(3,720)
Balance at the end of the year	**6,575**	**5,796**	**4,804**


Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

The following table presents the ageing of the Trade Receivables as at year ended March 31, 2025

Particulars	Outstanding for following periods from due date of payment						Total
	Not due	less than 6 months	6 months - 1 year	1-2 years	2-3 years	greater than 3 years	
Trade receivables - Undisputed							
Considered good	61,360	25,567	3,910	2,690	352	242	**94,121**
Which have significant increase in credit risk	1,131	365	81	160	1,686	3,152	**6,575**
Credit impaired	-	-	-	-	-	-	-
	62,491	**25,932**	**3,991**	**2,850**	**2,038**	**3,394**	**1,00,696**
Trade receivables - Disputed							
Considered good	-	-	-	-	-	-	-
Which have significant increase in credit risk	-	-	-	-	-	-	-
Credit impaired	-	-	-	-	-	-	-
	-	-	-	-	-	-	-
Provision for doubtful debts	-	-	-	-	-	-	**(6,575)**
Trade receivable - Unbilled	-	-	-	-	-	-	**14,804**
Total	**-**	**-**	**-**	**-**	**-**	**-**	**1,08,925**

The following table presents the ageing of the Trade Receivables as at year ended March 31, 2024 (Restated)

Particulars	Outstanding for following periods from due date of payment						Total
	Not due	less than 6 months	6 months - 1 year	1-2 years	2-3 years	greater than 3 years	
Trade receivables - Undisputed							
Considered good	60,634	13,084	6,689	1,776	1,494	-	**83,677**
Which have significant increase in credit risk	1,384	378	143	209	2,249	1,433	**5,796**
Credit impaired	-	-	-	-	-	-	-
	62,018	**13,462**	**6,832**	**1,985**	**3,743**	**1,433**	**89,473**
Trade receivables - Disputed							
Considered good	-	-	-	-	-	-	-
Which have significant increase in credit risk	-	-	-	-	-	-	-
Credit impaired	-	-	-	-	-	-	-
	-	-	-	-	-	-	-
Provision for doubtful debts	-	-	-	-	-	-	**(5,796)**
Trade receivable - Unbilled	-	-	-	-	-	-	**17,875**
Total	**-**	**-**	**-**	**-**	**-**	**-**	**1,01,552**

The following table presents the ageing of the Trade Receivables as at April 1, 2023 (Restated)

Particulars	Outstanding for following periods from due date of payment						Total
	Not due	less than 6 months	6 months - 1 year	1-2 years	2-3 years	greater than 3 years	
Trade receivables - Undisputed							
Considered good	62,282	28,654	5,671	6,661	-	-	**1,03,268**
Which have significant increase in credit risk	1,484	323	122	252	1,399	1,224	**4,804**



Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

Particulars	Not due	less than 6 months	6 months - 1 year	1-2 years	2-3 years	greater than 3 years	Total
			Outstanding for following periods from due date of payment				
Credit impaired	-	-	-	-	-	-	-
	63,766	28,977	5,793	6,913	1,399	1,224	1,08,072
Trade receivables - Disputed							
Considered good	-	-	-	-	-	-	-
Which have significant increase in credit risk	-	-	-	-	-	-	-
Credit impaired	-	-	-	-	-	-	-
	-	-	-	-	-	-	-
Provision for doubtful debts	-	-	-	-	-	-	(4,804)
Trade receivable - Unbilled	-	-	-	-	-	-	10,187
Total	-	-	-	-	-	-	1,13,455

9. CASH AND CASH EQUIVALENTS

Particulars		As at March 31, 2025	As at March 31, 2024 (Restated)	As at April 1, 2023 (Restated)
(a) Balance with banks				
(i) in current accounts		49,955	25,587	24,701
(ii) Deposits with maturity of less than three months		-	15,458	11,799
(b) Cash on hand		17	10	5
	(A)	49,972	41,055	36,505

10 OTHER BANK BALANCES

Particulars		As at March 31, 2025	As at March 31, 2024 (Restated)	As at April 1, 2023 (Restated)
Other bank balances				
(i) Bank deposits [Refer Note below]		4,538	4,404	11,948
(ii) Deposits with maturity of more than three months but less than twelve months		13,068	12,887	-
(ii) Unpaid dividend account		*	*	*
	(B)	17,606	17,291	11,948
	(A) + (B)	67,578	58,346	48,453

*Amount below rounding off norm adopted by the Group

Note:

Particulars	As at March 31, 2025	As at March 31, 2024 (Restated)	As at April 1, 2023 (Restated)
Balances in deposit accounts subject to lien in favour of banks for obtaining bank guarantees /letter of credits	4,538	4,404	11,948
Cash and cash equivalents for the purpose of Cash Flow Statement:			
Cash and cash equivalents as per D(9)	49,972	41,055	36,505
Less: Bank overdraft used for cash management purposes [Refer note 19 (h)]	(3,262)	(4,869)	(9,515)
	46,710	36,186	26,990



Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

11. OTHER FINANCIAL ASSETS

Particulars	As at March 31, 2025	As at March 31, 2024 (Restated)	As at April 1, 2023 (Restated)
Security deposits	1,828	169	292
Interest accrued on advances and deposits	1,151	652	360
Derivative financial asset	185	270	355
Other receivables	23	488	-
	3,187	1,579	1,007

Note:

The activity in allowance for doubtful advances are given below:

Particulars	As at March 31, 2025	As at March 31, 2024 (Restated)	As at April 1, 2023 (Restated)
Balance at the beginning of the year	**958**	**1,160**	**1,171**
Add: Additional provision during the year	473	(202)	(11)
Less: Advance written off / adjustments	-	-	-
Balance at the end of the year	**1,431**	**958**	**1,160**

12. OTHER CURRENT ASSETS

Particulars	As at March 31, 2025	As at March 31, 2024 (Restated)	As at April 1, 2023 (Restated)
Balances with Government authorities	17,681	13,510	13,203
Prepaid expenses	8,318	6,855	7,408
Accrued income	241	265	526
Deferred Contract costs*	1,392	1,618	1,276
Other advances	3,850	2,851	1,591
	31,482	25,099	24,004

*Refer D(46) for the movement in Contract assets and Deferred Contract costs

13. EQUITY SHARE CAPITAL

Particulars	As at March 31, 2025	As at March 31, 2024 (Restated)	As at April 1, 2023 (Restated)
Authorized			
75,00,00,000 (March 31, 2024: 75,00,00,000 & April 1, 2023: 20,40,00,000) equity shares of ₹ 10 each	75,000	75,000	20,400
25,00,00,000 (March 31, 2024: 25,00,00,000 & April 1, 2023: Nil) preference shares of ₹10 each	25,000	25,000	-
Issued			
44,69,25,601 (March 31, 2024: 19,61,55,662 & April 1, 2023:19,56,58,571) equity shares of ₹ 10 each	44,693	19,616	19,566
Subscribed and fully paid			
43,41,02,399 (March 31, 2024: 18,33,32,460 & April 1, 2023:18,28,35,369) equity shares of ₹ 10 each fully paid up	43,410	18,333	18,284
Forfeited shares			
Amount originally paid up on 1,28,23,202 (March 31, 2024 & April 1, 2023: 1,28,23,202) equity shares	128	128	128
	43,538	**18,461**	**18,412**



Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

(a) The equity shares of the company having a par value of ₹ 10 per share. Of the above, 10,43,03,049 (March 31, 2024 : 4,38,01,808, April 1, 2023:4,33,04,717) shares are represented by American Depository Shares ('ADS') issued by the Company in accordance with applicable laws and regulations.

(b) Equity shares carry voting rights proportionate to the paid-up value per share. In the event of liquidation of the Company, holders of the equity shares are entitled to be repaid the amounts credited as paid up on those equity shares. All surplus assets after settlement of liabilities as at the commencement of winding-up shall be paid to the holders of equity shares in proportion to their shareholdings. The above payment is subject to the rights of creditors, employees, taxes, if any, and any other sums as may be prescribed under the Companies Act, 2013. Of the above ADS, 3,28,61,355 (March 31, 2024: 1,39,02,860, April 1, 2023: 1,39,02,860) ADS held by M/s Infinity Capital Ventures LP are not tradable and are restricted.

(c) In 2010-11, the Company approved the issuance, in a private placement, of upto an aggregate of 12,50,00,000 of the Company's equity shares at a price of ₹ 32 per share aggregating to 40,000. These shares carry a face value of ₹ 10. During the financial year ended March 31, 2019, these shares are fully paid to the extent of ₹ 10.

(d) Of the total outstanding shares,29,54,55,000 shares (March 31, 2024: 12,50,00,000, April 1, 2023: 12,50,00,000) are held by M/s Ramanand Core Investment Company Private Limited, holding company

(e) Of the total outstanding shares, 2,50,00,000 shares are reserved for issue to eligible employees under Associate Stock Option Plans. Refer note D (38) for activities in Associate Stock Option plan.

(f) During the FY 24-25, The company has issued and allotted 24,99,98,963 Equity Shares and Equity Shares represented by American Depositary Shares (ADSs) having a face value of ₹ 10 each on rights issue basis.

(g) The Company has one class of preference shares having a par value of ₹ 10 each.

13.1 Reconciliation of number of shares in the beginning and at the end of the year

Particulars	As at March 31, 2025		As at March 31, 2024 (Restated)		As at April 1, 2023 (Restated)	
	Number of shares	Amount paid- up	Number of shares	Amount paid- up	Number of shares	Amount paid- up
Number of shares outstanding at the beginning of the year	18,33,32,460	18,461	18,28,35,369	18,412	18,27,42,369	18,402
Add: Shares issued on exercise of ASOP	7,70,976	77	4,97,091	49	93,000	10
Add: Right Shares issues	24,99,98,963	25,000	-	-	-	-
Number of shares outstanding at the end of the year	43,41,02,399	43,538	18,33,32,460	18,461	18,28,35,369	18,412

13.2 Shareholders holding more than 5% of the shares of the Company:

Particulars	As at March 31, 2025		As at March 31, 2024 (Restated)		As at April 1, 2023 (Restated)	
	Number of Shares held	% holding	Number of Shares held	% holding	Number of Shares held	% holding
Ramanand Core Investment Company Private Limited	29,54,55,000	68.06%	12,50,00,000	68.18%	12,50,00,000	68.37%
Infinity Capital Ventures, LP	3,28,61,355	7.57%	1,39,02,860	7.58%	1,39,02,860	7.60%
Raju Vegesna Infotech & Industries Private Limited*	3,43,43,689	7.91%	1,45,30,000	7.93%	1,45,30,000	7.95%



Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

13.3 Shareholding of Promoters

Shareholding of the promoters as at year ended March 31, 2025

Name of the promoter	No. of share	Percentage of total shares	Percentage change during the period
Ramanand Core Investment Company Private Limited	29,54,55,000	68%	(0.12)%
Infinity Capital Ventures, LP, USA (Unlisted)	3,28,61,355	8%	(0.01)%
Raju Vegesna Infotech & Industries Private Limited*	3,43,43,689	8%	(0.01)%
Vegesna Family Trust, USA (Listed)	14,66,558	0%	(0.00)%
Total	**36,41,26,602**	**84%**	

Shareholding of the promoters as at the year ended March 31, 2024 (Restated)

Name of the promoter	No. of share	Percentage of total shares	Percentage change during the period
Ramanand Core Investment Company Private Limited	12,50,00,000	68%	0.00%
Raju Vegesna Infotech & Industries Private Limited*	1,45,30,000	8%	0.00%
Infinity Capital Ventures, LP	1,39,02,860	8%	0.00%
Vegesna Family Trust	6,20,466	0%	0.00%
Total	**15,40,53,326**	**84%**	

Shareholding of the promoters as at the year ended April 1, 2023 (Restated)

Name of the promoter	No. of share	Percentage of total shares	Percentage change during the period
Ramanand Core Investment Company Private Limited	12,50,00,000	68%	0.00%
Raju Vegesna Infotech & Industries Private Limited*	1,45,30,000	8%	0.00%
Infinity Capital Ventures, LP	1,39,02,860	8%	0.00%
Vegesna Family Trust	6,20,466	0%	0.00%
Total	**15,40,53,326**	**84%**	

*Infinity Satcom Universal Private Limited got merged with Raju Vegesna Infotech & Industries Private Limited vide Hon'ble NCLT order dated April 2, 2025 with effect from April 1, 2023.

14. OTHER EQUITY

14.1 Reserves and surplus

Particulars		As at March 31, 2025	As at March 31, 2024 (Restated)	As at April 1, 2023 (Restated)
Securities premium				
Balance at the beginning of the year		**1,99,957**	**1,99,480**	**1,99,390**
Change in accounting policy/prior period errors		-	-	-
Restated Balance at the beginning of the year		**1,99,957**	**1,99,480**	**1,99,390**
Add: Transfer from Stock option outstanding account in respect of options exercised during the year		174	108	19
Add: Amounts received in respect of options exercised during the year		243	369	71
Add: Debenture premium on issue of Non-Convertible Debentures		58	-	-
Balance at the end of the year	(A)	**2,00,432**	**1,99,957**	**1,99,480**



Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

Particulars		As at March 31, 2025	As at March 31, 2024 (Restated)	As at April 1, 2023 (Restated)
General reserve				
Balance at the beginning of the year		**845**	**791**	**776**
Change in accounting policy/prior period errors		-	-	-
Restated Balance at the beginning of the year		**845**	**791**	**776**
Add: Transferred from stock options outstanding account		864	54	15
Balance at the end of the year	(B)	**1,709**	**845**	**791**
Retained earnings				
Balance at the beginning of the year		**76,980**	**75,291**	**68,546**
Change in accounting policy/prior period errors		-	-	-
Restated Balance at the beginning of the year		**76,980**	**75,291**	**68,546**
Adjustments:				
Add: Profit for the year		(7,850)	1,689	6,745
Less: Transaction costs related to equity		(524)	-	-
Less: Appropriations				
Dividend paid on Non-Cumulative Compulsorily Convertible Preference Shares		(225)	-	-
Acquisition of equity shares in subsidiary without change in control		(877)	-	-
Acquisition of preference shares in subsidiary without change in control		(2,305)	-	-
	(C)	**65,199**	**76,980**	**75,291**
		2,67,340	**2,77,782**	**2,75,562**
Less:Accumulated losses dealt with vide order of Honourable High Court of Madras [Refer Note D (43)(a)]		(1,16,264)	(1,16,264)	(1,16,264)
Less: Accumulated losses dealt with vide scheme of merger [Refer Note D (43)(b)]		(27,661)	(27,661)	(27,661)
Balance at the end of the year	(D)	**1,23,415**	**1,33,857**	**1,31,637**

14.2 Other components of Equity

Particulars		As at March 31, 2025	As at March 31, 2024 (Restated)	As at April 1, 2023 (Restated)
Compulsorily Convertible Debentures				
Balance at the beginning of the year		**27,239**	**-**	**-**
Change in accounting policy/prior period errors		-	-	-
Restated Balance at the beginning of the year		**27,239**	**-**	**-**
Add: Additions during the year		6,819	27,239	-
Balance at the end of the year	(E)	**34,058**	**27,239**	**-**
Stock option outstanding account				
Balance at the beginning of the year		**1,051**	**1,144**	**1,013**
Change in accounting policy/prior period errors		-	-	-
Restated Balance at the beginning of the year		**1,051**	**1,144**	**1,013**
Add: Employee stock compensation cost for the year		19	69	165
Less: Transfer to securities premium in respect of options exercised during the year		(174)	(108)	(19)
Less: Transfer to general reserve in respect of grants lapsed during the year		(864)	(54)	(15)
Balance at the end of the year	(F)	**32**	**1,051**	**1,144**


Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

Particulars		As at March 31, 2025	As at March 31, 2024 (Restated)	As at April 1, 2023 (Restated)
Exchange differences on translation of foreign operations				
Balance at the beginning of the year		**911**	**857**	**611**
Change in accounting policy/prior period errors		-	-	-
Restated Balance at the beginning of the year		911	857	611
Add: Additions during the year		167	54	246
Balance at the end of the year	**(G)**	**1,078**	**911**	**857**
Remeasurement of net defined benefit liability/asset				
Balance at the beginning of the year		**(680)**	**(483)**	**75**
Change in accounting policy/prior period errors		-	-	-
Restated Balance at the beginning of the year		**(680)**	**(483)**	**75**
Add: Additions during the year		(33)	(197)	(558)
Balance at the end of the year	**(H)**	**(713)**	**(680)**	**(483)**
	(D)+(E)+ (F)+ (G)+(H)	**1,57,870**	**1,62,378**	**1,33,155**

Nature and purpose of Reserves

a)   Securities Premium

Securities Premium used to record the premium on issue of shares. The reserve is utilised in accordance with the provisions of the Companies Act, 2013

b)   General Reserve

General Reserve is a free reserve which represents appropriation of profit by the company. General reserve is also created by transferring from one component of equity to another.

c)   Retained Earnings

Retained earnings represents accumulated undistributed profits of the company that can be distributed by the Company as dividends to its equity shareholders.

d)   Stock option outstanding account

Stock Option Outstanding Reserve represents the stock compensation expense recognized in the statement of changes in equity.

e)   Exchange differences on translation of foreign operations

Exchange differences relating to translation of results and net assets of company's foreign subsidiaries from the functional currency of foreign subsidiaries to group's presentation currency are recognised in other comprehensive income and accumulated in Exchange differences on translation of foreign operations.

f)   Remeasurement of Defined benefit liability / Asset

Remeasurement of Defined benefit liability / Asset represent the cumulative actuarial gain / loss recognized in other comprehensive income and presented within equity.

g)   Compulsorily Convertible Debentures

Kotak Data Center Fund ("KDCF"):

During the 2023-24 fiscal year, pursuant to Debenture Subscription Agreement (Second DSA), dated July 20, 2023, KDCF subscribed to 4,80,00,000 Series 4 Compulsorily Convertible Debentures (Series 4 CCDs) with a face value of ₹ 100 each, amounting to ₹ 48,000 in Series 4 CCDs. The conversion ratio was fixed at 0.5434 pursuant to the Second DSA.

During the 2023-2024 fiscal year, KDCF subscribed to 1,20,00,000 Series 5 Compulsorily Convertible Debentures (Series 5 CCDs) with a face value of ₹ 100 each, amounting to ₹ 12,000 in Series 5 CCDs.



Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

The Company fixed the conversion ratio of 0.9417 for the Series 5 CCDs pursuant to the formula provided in the DSA during the year ended March 31, 2025.

The Series 4 CCDs and Series 5 CCDs carry a coupon rate of 6% per annum, payable half-yearly. These CCDs shall be fully, mandatorily and compulsorily converted into equity shares by March 31, 2033, as provided in the Second DSA.

These CCDs are secured by a secondary charge over identified movable assets of Data Center facility.

h) During the year 2022-23, Sify Technologies Limited (Company) has acquired Patel Auto Engineering Company (India) Private Limited ("PAECIPL") with its registered office in Rabale, Navi Mumbai through Share Purchase agreement dated March 22, 2023 for a consideration of ₹ 5,250 paid to Shareholders of PAECIPL. The Company has also given an Intercorporate Deposit of ₹ 850 to PAECIPL. PAECIPL have only the Land allocated by MIDC on their books as on the date of Acquisition.Scheme of Amalgamation of PAECIPL with SISL is filed with Hon'ble NCLT on February 9, 2024. Scheme of amalgamation is approved by the Hon'ble NCLT on January 9, 2025 effective April 1, 2023. SISL has issued 17.08546 equity shares for every 1 equity share held by the shareholders of PAECIPL. The net effect of merger is adjusted in retained earnings.

Particulars	₹
Carrying amount of net assets acquired	4,252
Consideration paid	5,129
decrease in equity adjusted in retained earnings	(877)

i) During the FY 2020-21, Print House (India) Private Limited ("PHIPL") had issued 9% Cumulative Non-Convertible Redeemable Preference Shares to Raju Vegesna Infotech & Industries Private Limited ("RVIPL") on private placement basis. The Preference share capital are redeemable at par value at maturity, i.e. 20 years from the date of allotment. The terms of the Preference Shares are changed to 6% Non-Cumulative compulsorily convertible preference shares during the year 2023-24. During the year 2024-25, these shares were transferred from RVIPL to Sify Technologies Limited. The acquisition of these shares at increased value has been adjusted in retained earnings.

Particulars	₹
Carrying amount of Investments acquired	5,000
Consideration paid	7,305
decrease in equity adjusted in retained earnings	(2,305)

15. BORROWINGS AND LEASE LIABILITIES

15.1. Long term Borrowings

Particulars	As at March 31, 2025	As at March 31, 2024 (Restated)	As at April 1, 2023 (Restated)
Secured			
Term loan from banks [Refer Note (a) to (d) below]	1,76,496	1,30,765	98,745
6% Compulsorily Convertible Debentures [Refer Note (f) below]	60,321	69,415	40,000
8.95% p.a. Non Convertible Debentures [Refer Note (e) below]	25,000	-	-
From others [Refer Note (h) & (i) below]	12,067	15,208	10,000
Unsecured			
Loan from others [Refer Note (h) to (i) below]	8,367	13,112	4,431
6% Non-Cumulative Compulsorily Convertible Preference shares [Refer Note (j) below]	-	5,000	5,000
	2,82,251	**2,33,500**	**1,58,176**



Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

15.2. Lease Liabilities

Particulars	As at March 31, 2025	As at March 31, 2024 (Restated)	As at April 1, 2023 (Restated)
Long term maturities of finance lease obligations [Refer Note (h) to (i)]	94	316	991
Other Lease Liabilities - Non Current	36,075	26,314	17,670
	36,169	**26,630**	**18,661**

(a)   Of the above, facilities amounting to ₹ 1,75,050 (March 31, 2024: ₹ 1,38,376, April 1, 2023: ₹ 97,387) by the Company are primarily secured by way of a pari-passu charge on the project Receivables and charge on movable fixed assets disbursed for the Specific DC Project.Out of this, ₹ 3,067 (March 31, 2024: ₹ 3,208, April 1, 2023: ₹ 187) is loan availed from others (NBFC).Of the above, the facility amounting to ₹ 25,000 (March 31, 2024: ₹ NIL, April 1, 2023: ₹ NIL) has been utilised for part-refinancing of existing Term Debt for Specific DC Project on April 2, 2025.

(b)   Of total term loan balance ₹ 21,830 (previous year ₹ 16,263) are primarily secured by exclusive charge on identifiable movable fixed assets. Of the above Term Loan balance ₹ 9,000 (previous year ₹ 12,000) are primarily secured by exclusive charge on identifiable movable fixed assets with Second pari-passu charge on entire current assets of the Borrower, including trade/ bills receivables, book debts, etc. both present & future, excluding the Cash margin lien marked or Current Assets specifically funded by other lenders.

(c)   During the FY 2020-21, the company has entered into External Commercial Borrowing (ECB) facility agreement for $5 Million and drawn down $5 Million out of sanctioned loan during FY 2020-21 and repaid $ 0.5 Million in FY 2021-22, $ 1 Million in FY 2022-23, $ 1 Million in FY 2023-24 & $ 1 Million in FY 2024-25. The Company has also entered into agreement for currency swap (from USD to ₹) to fully hedge foreign currency exposure towards principal repayment and interest rate swap from floating to fixed in order to hedge the foreign curreny exposure.

(d)   These bear interest rate ranging from 9% P.a. to 10.50% P.a. (March 31, 2024 & April 1, 2023: 9% P.a. to 10.50% P.a.) and repayable over a period of 12 to 60 months on equated monthly / quarterly instalments.

(e)   Listed Non-Convertible Debentures (NCD) facility issued for re-financing the existing debt for specific Data Centre Towers amounting to ₹ 25,000 (March 31, 2024 & April 1, 2023: ₹ NIL) by the Company is primarily secured by way of pari-passu charge on the project Receivables and charge on movable fixed assets.

(f)   Kotak Special Situations Fund ("KSSF"):

During the 2021-2022 fiscal year, pursuant to Debenture Subscription Agreement ("DSA") dated November 1, 2021, KSSF subscribed to (i) 2,00,00,000 Series 1 Compulsorily Convertible Debentures (the "Series 1 CCDs") with a face value of ₹ 100 each, amounting to ₹ 20,000 in Series 1 CCDs and (ii) 1% of 2,00,00,000 Series 2 Compulsorily Convertible Debentures ("Series 2 CCDs") with a face value of ₹ 100 each, amounting to ₹ 200 in Series 2 CCDs, in each case, issued by SISL.

During the 2022-2023 fiscal year, KSSF subscribed to an additional 1,98,00,000 Series 2 CCDs with a face value of ₹ 100 each, amounting to an additional ₹ 19,800 in Series 2 CCDs issued by SISL.

The conversion ratio for CCDs is determined based on the equity valuation of the next financial year following the financial year of drawdown of CCD money.

The Company fixed the conversion ratio of 0.8112 and 0.8078 for the Series 1 and Series 2 CCDs respectively pursuant to the formula provided in the DSA.

On July 20, 2023, SISL entered into an assignment letter with KSSF for the transfer of ₹ 60,000 to Kotak Data Centre Fund ("KDCF").

The Series 1 CCDs and Series 2 CCDs carry a coupon rate of 6% per annum, payable half-yearly. These CCDs shall be fully, mandatorily and compulsorily converted into equity shares by October 1, 2031, as provided for in the DSA.

These CCDs are secured by a secondary charge over identified movable assets of Data Center facility.



Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

(g) Borrowings from banks is net off processing charges amounting to ₹ 2,926 (March 31, 2024: ₹ 1,622, April 1, 2023: ₹ 1,851).

(h) These are primarily taken from NBFCs.

(i) These bear interest rate ranging from 0% P.a. to 9.56% P.a. (March 31, 2024: 0% P.a. to 9.90% P.a., April 1, 2023: 0% P.a. to 10.50% P.a.) and repayable over a period of 24 to 60 months on equated monthly / quarterly instalments.

(j) During the FY 2020-21, Print House (India) Private Limited ("PHIPL") had issued 9% Cumulative Non-Convertible Redeemable Preference Shares to Raju Vegesna Infotech & Industries Private Limited ("RVIPL") on private placement basis. The Preference share capital are redeemable at par value at maturity, i.e. 20 years from the date of allotment. The terms of the Preference Shares are changed to 6% Non-Cumulative compulsorily convertible preference shares during the year 2023-24. During the year 2024-25, these shares were transferred from RVIPL to Sify Technologies Limited.

(k) The current maturities of the above borrowings, carrying the aforesaid security and repayment terms are grouped under Note D (19).

The current maturities of borrowings are as under:

Particulars	As at March 31, 2025	As at March 31, 2024 (Restated)	As at April 1, 2023 (Restated)
Secured			
Term loan from banks	26,327	25,182	17,401
Current maturities of finance lease obligations	222	881	1,102
Unsecured			
Loan from others	11,463	10,324	6,023
Current portion of lease obligation	1,711	2,918	4,749
	39,723	**39,304**	**29,275**

16. OTHER FINANCIAL LIABILITIES - NON-CURRENT

Particulars	As at March 31, 2025	As at March 31, 2024 (Restated)	As at April 1, 2023 (Restated)
Security deposits	158	179	199
	158	**179**	**199**

17. PROVISIONS

Particulars		As at March 31, 2025	As at March 31, 2024 (Restated)	As at April 1, 2023 (Restated)
Provisions for employee benefits - current				
Compensated absences		453	407	311
	(A)	**453**	**407**	**311**
Provisions for employee benefits - non-current				
Gratuity (Refer Note D (35))		472	251	277
Compensated absences		1,537	1,348	1,022
	(B)	**2,009**	**1,599**	**1,299**
	(A) + (B)	**2,462**	**2,006**	**1,610**



Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

18. OTHER NON-CURRENT LIABILITIES

Particulars	As at March 31, 2025	As at March 31, 2024 (Restated)	As at April 1, 2023 (Restated)
Contract Liability (Unearned income)*	32,899	30,534	23,240
Security Deposit	360	360	360
	33,259	**30,894**	**23,600**

*Refer D(46) for the movement in Contract Liability.

19. BORROWINGS AND LEASE LIABILITITES (SHORT-TERM)

19.1 Borrowings

Particulars	As at March 31, 2025	As at March 31, 2024 (Restated)	As at April 1, 2023 (Restated)
Loans repayable on demand from banks – Secured [Refer notes (a) to (g) below]			
Working capital facilities	33,768	32,033	38,435
Loans repayable on demand from banks – Unsecured [Refer notes (f) & (h) below]			
Working capital facilities	-	-	2,350
Buyers' credit from banks	920	1,836	2,410
Current maturities of Long Term Loans			
Current maturities of long term debt* (refer note (i))	26,327	25,182	17,401
Current maturities of CCD	2,276	2,145	-
Current maturities of other loans*	11,463	10,324	6,023
	74,754	**71,520**	**66,621**

*Also refer note D (15)

19.2 Lease liabilities

Particulars	As at March 31, 2025	As at March 31, 2024 (Restated)	As at April 1, 2023 (Restated)
Current maturities of Lease liabilities			
Current maturities of finance lease obligations*	222	881	1,102
Other Lease Liabilities -Current	1,711	2,918	4,749
	1,933	**3,799**	**5,851**

*Also refer note D (15)

(a) Of the above, facilities amounting to ₹ 21,901 (March 31, 2024 : ₹ 18,451, April 1, 2023: ₹ 15,706), availed by the Company are primarily secured by way of pari-passu charge on the entire current assets of the Company and collaterally by way of pari-passu charge on the unencumbered movable fixed assets of the Company, both present and future.

(b) The above facilities amounting to ₹ 11,642 (March 31, 2024 : ₹ 10,670, April 1, 2023: ₹ 11,605), availed by the Company are primarily secured by way of pari-passu charge on the entire current assets of the Company to all working capital bankers under consortium.

(c) The above facilities amounting to ₹ Nil (March 31, 2024 : ₹ 2,795, April 1, 2023: ₹ 11,075), non fund limits (including bank guarantees) availed by the Company are primarily secured by way of pari-passu charge on the entire current assets of the Company to all working capital bankers under consortium.



Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

(d) In addition to the above, out of the these loans repayable on demand from banks,

  (i) exposure amounting to ₹ 7,095 (March 31, 2024 : ₹ 5,505, April 1, 2023: ₹ 6,846) is secured collaterally by way of equitable mortgage over the properties at Tidel Park, Chennai, Vile Parle at Mumbai.

  (ii) exposure amounting to ₹ 3,864 (March 31, 2024 : ₹ 3,000, April 1, 2023: ₹ 3,300) is collaterally secured by equitable mortgage over the land and building at Noida and also covered by WDV of specific movable fixed assets funded out of their Term loan (since closed) at Noida DC, Uttar Pradesh.

  (iii) the exposure amounting to ₹ 17,071 (March 31, 2024 : ₹ 4,260, April 1, 2023 : ₹ 4,260) is collaterally secured by equitable mortgage over the Vashi 5th floor property at Mumbai.

(e) These working capital facilities bear interest ranging from 8.10% p.a. to 8.95% P.a. [March 31, 2024 : 8.00% p.a. to 8.95% p.a, April 1, 2023: 5.40% p.a. to 9.30% p.a.] and these facilities are subject to renewal annually.

(f) The loans in the nature of Buyers Credit bear interest rate 5.98% P.a. to 7.08% P.a. (March 31, 2024:2.97% p.a. to 6.23% p.a., April 1, 2023: 0.67% p.a. to 1.10% p.a.).

(g) Borrowings from banks is net off processing charges amounting ₹ 915 (March 31, 2024: ₹ 648, April 1, 2023: ₹ 532).

(h) Working Capital comprises of the following:

Particulars	As at March 31, 2025	As at March 31, 2024 (Restated)	As at April 1, 2023 (Restated)
Bank overdraft	3,262	4,869	9,515
Other working capital facilities	30,506	27,165	31,270
	33,768	**32,033**	**40,785**

20. TRADE PAYABLES

Particulars	As at March 31, 2025	As at March 31, 2024 (Restated)	As at April 1, 2023 (Restated)
Towards purchase of goods and services			
Undisputed Trade payables			
(A) Total outstanding dues to micro enterprises and small enterprises	1,179	1,137	291
(B) Total outstanding dues of creditors other than micro enterprises and small enterprises	1,20,394	1,02,259	91,988
Other payables			
	1,21,574	**1,03,396**	**92,279**

Note:

The amount payable to micro enterprises and small enterprises of ₹ 1,179 (previous years ₹ 1,137 & ₹ 291) pertains to MSME dues not more than 45 days as on March 31, 2025, March 31, 2024 and April 1, 2023. - Refer note D (47)

20.1 Trade Payables ageing schedule

The following table presents the ageing of the Trade payables as at March 31, 2025:

Particulars	Outstanding for following periods from date of Invoice				Total
	< 1 Year	1- 2 Years	2 - 3 Years	> 3 Years	
Undisputed Trade payables :					
(a) Total outstanding dues to micro enterprises and small enterprises#	1,179	-	-	-	1,179



Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

Particulars	Outstanding for following periods from date of Invoice				Total
	< 1 Year	1- 2 Years	2 - 3 Years	> 3 Years	
(b) Total outstanding dues of creditors other than micro enterprises and small enterprises	59,131	2,263	2,003	6,706	70,103
	60,310	**2,263**	**2,003**	**6,706**	**71,282**
Disputed Trade payables :					
(c) Total outstanding dues to micro enterprises and small enterprises	-	-	-	-	-
(d) Total outstanding dues of creditors other than micro enterprises and small enterprises	-	-	-	-	-
Trade Payables - Unbilled	-	-	-	-	50,292
Total	**60,310**	**2,263**	**2,003**	**6,706**	**1,21,574**

#Out of the above, ₹ 1,179 pertains to MSME dues not more than 45 days as on March 31, 2025

The following table presents the ageing of the Trade payables as at March 31, 2024 (Restated):

Particulars	Outstanding for following periods from date of Invoice				Total
	< 1 Year	1- 2 Years	2 - 3 Years	> 3 Years	
Undisputed Trade payables :					
(a) Total outstanding dues to micro enterprises and small enterprises#	1,137	-	-	-	1,137
(b) Total outstanding dues of creditors other than micro enterprises and small enterprises	40,839	4,115	4,377	2,772	52,103
	41,976	**4,115**	**4,377**	**2,772**	**53,240**
Disputed Trade payables :					
(c) Total outstanding dues to micro enterprises and small enterprises	-	-	-	-	-
(d) Total outstanding dues of creditors other than micro enterprises and small enterprises	-	-	-	-	-
	-	**-**	**-**	**-**	**-**
Trade Payables - Unbilled	-	-	-	-	50,156
Total	**41,976**	**4,115**	**4,377**	**2,772**	**1,03,396**

#Out of the above, ₹ 1,137 pertains to MSME dues not more than 45 days as on March 31 2024

The following table presents the ageing of the Trade payables as at April 1, 2023 (Restated):

Particulars	Outstanding for following periods from date of Invoice				Total
	< 1 Year	1- 2 Years	2 - 3 Years	> 3 Years	
Undisputed Trade payables :					
(a) Total outstanding dues to micro enterprises and small enterprises#	291	-	-	-	291
(b) Total outstanding dues of creditors other than micro enterprises and small enterprises	24,042	10,463	1,460	11,572	47,537
	24,333	**10,463**	**1,460**	**11,572**	**47,828**
Disputed Trade payables :					
(c) Total outstanding dues to micro enterprises and small enterprises	-	-	-	-	-



Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

Particulars	Outstanding for following periods from date of Invoice				Total
	< 1 Year	1- 2 Years	2 - 3 Years	> 3 Years	
(d) Total outstanding dues of creditors other than micro enterprises and small enterprises	-	-	-	-	-
	-	-	-	-	-
Trade Payables - Unbilled	-	-	-	-	44,451
Total	**24,333**	**10,463**	**1,460**	**11,572**	**92,279**

#Out of the above, 291 pertains to MSME dues not more than 45 days as on April 1, 2023

21. OTHER FINANCIAL LIABILITIES

Particulars	As at March 31, 2025	As at March 31, 2024 (Restated)	As at April 1, 2023 (Restated)
Capital creditors	16,999	13,795	14,366
Interest accrued but not due on borrowings	895	745	1300
Deposits from customers	159	159	489
Other payables	3,655	1,247	4,241
Unpaid dividends	*	*	*
	21,707	**15,946**	**20,396**

*Amount below the rounding off norm adopted by the Group

22. OTHER CURRENT LIABILITIES

Particulars	As at March 31, 2025	As at March 31, 2024 (Restated)	As at April 1, 2023 (Restated)
Advances received from customers	24,544	18,048	12,383
Statutory payables	1,903	853	1,199
Contract liability (Unearned income) *	28,228	20,839	19,723
Other payables	1,551	1,486	1,887
'Current tax liability (Net off Advance tax paid)	1,534	-	-
	57,761	**41,226**	**35,192**

*Refer Note D (46) for the movement in Contract liability (Unearned income)

23. CONTINGENT LIABILITIES AND COMMITMENTS

(a) Contingent liabilities

(i) Claims against the Company not acknowledged as debts include demands from Indian Income Tax authorities for payment of tax amounting to ₹ Nil (March 31, 2024 - ₹ Nil, April 1, 2023 - ₹ Nil).

(ii) Contingencies due to certain Service Tax claims as at March 31, 2025 amounting to ₹ 4,162 (March 31, 2024 - ₹ 4,162, April 1, 2023 - ₹ 4,162).

(iii) Contingencies due to certain Sales Tax claims as at March 31, 2025 amounting to ₹ 119 (March 31, 2024 - ₹ 147, April 1, 2023 - ₹ 2,238) after adjusting an amount of ₹ 8 which has been paid under protest.

(iv) Contingencies due to certain Goods And Services Tax claims as at March 31, 2025 amounting to ₹ 11,307 (March 31, 2024 - ₹ 1,653, April 1, 2023 - ₹ Nil). An amount of ₹ 285 has been paid under protest.

(v) Contingencies due to certain Goods And Services Tax claims for which tax liability amounting to ₹ 405 has been paid under amnesty scheme. The appeal has been withdrawn and application is submitted for settlement of dispute under amnesty scheme. Interest and penalty under dispute is ₹ 1,407.

The Group is subject to legal proceedings and claims which are arising in the ordinary course of business. The management does not reasonably expect that these legal actions, when ultimately concluded and determined, will have material and adverse effect on the Group's results of operations or financial conditions.



Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

(b) Put Option

Sify Infinit Spaces Limited ("SISL"), wholly owned subsidiary of the company has issued Compulsorily Convertible Debentures ("CCD") to Kotak Special Situations Fund ("KSSF") with initial subscription of ₹ 20,200 with subsequent subscription of ₹ 19,800 during the year 2021-2022 and 2022-23 and an option to request additional ₹ 60,000. On July 20 2023 ₹ 60,000 is assigned to Kotak Data Center Fund("KDCF"). This Debenture Subscription Agreement is supplemented by a Put Option Agreement with the Company to ensure KSSF has protective rights in case there is contract breach or conditions for conversion is not met over the term of the instrument.

(c) Capital commitments

Particulars	As at March 31, 2025	As at March 31, 2024 (Restated)	As at April 1, 2023 (Restated)
Estimated amount of contracts remaining to be executed on capital account and not provided for	72,216	93,526	1,06,788

24. REVENUE FROM OPERATIONS

Particulars	For the year ended March 31, 2025	For the year ended March 31, 2024 (Restated)
Sale of Services	3,71,425	3,39,504
Sale of Products	27,431	16,835
	3,98,856	**3,56,339**
Revenue attributable to Unified license [Refer Note D (42)(a)]		
Revenue from voice services	1,694	2,063
Revenue from others	1,21,338	1,10,478
Revenue not attributable to Unified license	2,75,824	2,43,798
	3,98,856	**3,56,339**

Note :1. Revenue disaggregation as per business segment and geography has been included in segment information [Refer Note D (36)].

Note :2 Performance obligations and remaining performance obligations.

The Group has applied the practical expedient provided in the standard and accordingly not disclosed the remaining performance obligation relating to the contract where the performance obligation is part of a contract that has an original expected duration of one year or less and has also not disclosed the remaining performance obligation related disclosures for contracts where the revenue recognized corresponds directly with the value to the customer of the entity's performance completed to date.

The following table provides revenue expected to be recognised in the future related to performance obligation that are unsatisfied (or partially satisfied) at the reporting date.

Particulars	As at March 31, 2025	As at March 31, 2024 (Restated)
Within one year	28,227	21,416
One to three years	18,609	14,318
Three years or more	14,291	15,640
	61,127	**51,374**



Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

25. OTHER INCOME

Particulars	For the year ended March 31, 2025	For the year ended March 31, 2024 (Restated)
Interest income		
From banks	3,457	2,314
Others*	1,015	1,063
Other non-operating income		
Profit on sale of property, plant and equipment (Net)	184	-
Income from Lease termination	-	88
Rental income	1	1
Miscellaneous income	635	2,327
	5,291	**5,793**

*Interest from others includes interest income from Income tax refund ₹ 578 (Previous year : ₹ 766).

26. COST OF GOODS SOLD AND SERVICES RENDERED

Particulars	For the year ended March 31, 2025	For the year ended March 31, 2024 (Restated)
A. Cost of services rendered		
Networking costs	91,144	79,405
Other direct costs	44,739	43,893
Power expenses	56,295	46,233
	1,92,178	**1,69,531**
B. Purchases of Stock-in-trade	35,814	42,502
C. Changes in inventories - Stock-in-trade		
Opening inventory	33,933	19,419
Less: Closing inventory	(39,595)	(33,933)
	(5,662)	**(14,514)**
	2,22,330	**1,97,519**

27. EMPLOYEE BENEFIT EXPENSE

Particulars	For the year ended March 31, 2025	For the year ended March 31, 2024 (Restated)
Salaries and wages	52,452	49,080
Contribution to provident and other funds	3,651	3,291
Staff welfare expenses	804	705
Share-based payments to employees [Note D (38)]	19	69
	56,926	**53,145**


Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

28. FINANCE COSTS

Particulars	For the year ended March 31, 2025	For the year ended March 31, 2024 (Restated)
Interest on borrowings*	22,818	17,383
Other borrowing costs (including letters of credit and bill discounting charges)	1,643	1,650
Interest on lease liability	2,956	2,500
	27,417	**21,533**

*The Company has capitalised borrowing costs @ 9.30% p.a. amounting to ₹ 5,153 and ₹ 5,140 for the years ended March 31, 2025 and March 31, 2024.

29. OTHER EXPENSES

Particulars	For the year ended March 31, 2025	For the year ended March 31, 2024 (Restated)
Commission expenses	1,038	1,132
Communication expenses	293	268
Rent	3,125	1,749
Rates and taxes	2,242	1,128
Travelling expenses	2,380	2,274
Power and fuel expenses	2,443	2,078
Legal and professional	2,284	2,552
Payment to auditors		
- For Statutory audit fees	63	61
- For Other services	54	40
- For Reimbursements	2	1
Repairs and maintenance expenses		
- Plant and machinery	6,794	4,208
- Buildings	2,182	2,153
- Others	9,179	9,070
Insurance	1,962	1,577
Outsourced manpower costs	2,244	1,865
Advertisement, selling and marketing expenses	2,024	1,599
Loss on foreign exchange fluctuation (net)	26	570
Loss on sale of property, plant and equipment (Net)	-	4
Contribution towards Corporate Social Responsibility [Refer note D (49)]	282	329
Allowance for bad and doubtful debts (refer note D(8) for bad debts written off)	1,948	2,650
Miscellaneous expenses	3,443	3,373
	44,008	**38,681**



Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

30. Reconciliation of liabilities from financing activities and Non - cash financing and investing activities for the year ended Mar 31, 2025

(i) Long term borrowings

Particulars	As at April 1, 2024	Proceeds	Repayment	Foreign exchange movement	Additions (Net of deletions)	Interest	Fair value changes	Re-classification	As at March 31, 2025
						Non-cash movement			
Term loans from Bank*	1,55,947	1,21,513	(79,980)	(59)	-	-	-	5,402	2,02,823
6% Compulsorily convertible debentures	71,560	-	(2,144)	-	-	-	-	(6,819)	62,597
Term loans from Others	38,644	5,014	(11,771)	-	-	-	9	-	31,896
8.95% p.a. Non Convertible Debentures	-	25,000	-	-	-	-	-	-	25,000
Lease Liabilities	30,429	-	(5,592)	14	10,273	2,987	(9)	-	38,102
Total	**2,96,580**	**1,51,527**	**(99,488)**	**(45)**	**10,273**	**2,987**	**-**	**(1,417)**	**3,60,418**

*Borrowings from banks is net off processing charges amounting to ₹ 3,841.

(ii) Short term borrowings

Particulars	As at April 1, 2024	Cash flow	Foreign exchange movement	As at March 31, 2025
Working capital facilities excluding overdraft*	27,165	3,341	-	30,506
Other short term borrowings	1,836	(898)	(18)	920
Total	**29,001**	**2,443**	**(18)**	**31,426**

*Bank overdrafts are used for cash management purposes (Refer Note D 10).

Reconciliation of liabilities from financing activities and Non - cash financing and investing activities for the year ended March 31, 2024 (Restated)

(i) Long term borrowings

Particulars	As at April 1, 2023 (Restated)	Proceeds	Repayment	Foreign exchange movement	Additions (Net of deletions)	Interest	Fair value changes	Re-classification	As at March 31, 2024 (Restated)
						Non-cash movement			
Term loans from Bank*	1,15,768	74,904	(20,186)	240	-	-	-	(14,780)	1,55,947
6% Compulsorily convertible debentures	40,000	60,000	(1,200)	-	-	-	-	(27,240)	71,560
Term loans from Others	20,454	10,012	(7,328)	-	-	-	134	15,372	38,644
6% Non Cumulative Compulsorily Convertible Preference Shares	5,000	-	-	-	-	-	-	-	5,000
Lease Liabilities	24,512	269	(6,334)	15	9,472	2,533	(39)	-	30,429
Total	**2,05,734**	**1,45,185**	**(35,048)**	**255**	**9,472**	**2,533**	**95**	**(26,648)**	**3,01,580**

*Borrowings from banks is net off processing charges amounting to ₹ 115.

Note: The Axis Finance Limited ₹ 15,000 is reclassified to term loan from Others.


Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

(ii) Short term borrowings

Particulars	As at April 1, 2023 (Restated)	Cash flow	Foreign exchange movement	As at March 31, 2024 (Restated)
Working capital facilities excluding overdraft*	31,270	(4,105)	-	27,165
Other short term borrowings	2,410	(574)	201	1,836
Total	**33,680**	**(4,679)**	**201**	**29,001**

*Bank overdrafts are used for cash management purposes [Refer Note D (10)]

31. DEFERRED TAX ASSETS AND LIABILITIES

The tax effects of significant temporary differences that resulted in deferred tax assets and a description of the items that created these differences is given below:

Recognised deferred tax assets/liabilities

Particulars	As at March 31, 2025	As at March 31, 2024 (Restated)	As at April 1, 2023 (Restated)
Deferred tax assets on temporary deductible difference			
Property, Plant and Equipment	10,954	9,748	7,147
Leases under Ind AS 116	1,844	1,815	1,476
Provision for employee benefits	526	489	454
Accounts receivable	1,459	1,311	1,046
Provision for Doubtful Advances	228	228	212
Payment to the MSME Vendors	109	109	-
	15,120	**13,700**	**10,335**
Deferred tax liabilities on temporary taxable differences			
Intangible assets	(865)	(1,442)	(1,338)
Finance lease obligations	(284)	(285)	(341)
	(1,149)	**(1,727)**	**(1,679)**
Net deferred tax asset / (liability) recognised in Balance Sheet	**13,971**	**11,973**	**8,656**

Movement in temporary differences during current and previous year

Particulars	Property, Plant and Equipment	Leases under Ind AS 116	Provision for employee benefits	Accounts receivable	Provision for Doubtful Advances	Payment to MSME Vendors	Intangible assets	Finance lease obligations
Balance as at April 1, 2023 (Restated)	**7,147**	**1,476**	**454**	**1,046**	**212**	**-**	**(1,338)**	**(341)**
Recognised in income statement	2,601	339	35	265	16	109	(104)	56
Balance as at March 31, 2024 (Restated)	**9,748**	**1,815**	**489**	**1,311**	**228**	**109**	**(1,442)**	**(285)**
Recognised in income statement	1,206	29	37	148	-	-	577	1
Balance as at March 31, 2025	**10,954**	**1,844**	**526**	**1,459**	**228**	**109**	**(865)**	**(284)**



Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

Income tax expense recognized in profit or loss

Particulars	Year ended March 31, 2025	Year ended March 31, 2024 (Restated)
Current tax expense/ (reversal)	6,983	5,148
Deferred tax liability / (asset)	(1,998)	(3,317)
	4,985	**1,831**

Reconciliation of effective tax rates

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before taxes is summarised below:

Particulars	Year ended March 31, 2025	Year ended March 31, 2024 (Restated)
Profit before income taxes	**(2,865)**	**3,520**
Enacted tax rates in India	25.17%	25.17%
Computed expected tax expense/(benefit)	(721)	886
Effect of :		
Recognition of previously unrecognised deferred tax asset on temporary differences	-	(17)
Difference on account of differential tax rates in different jurisdictions	493	(229)
Effect on account of the consolidation at group level	(146)	(101)
Effect of Unrecognised business loss including reversal of previously recognised DTA on business loss	3,826	1,571
Effect of expenses that are not deductible in determining taxable profit	325	270
Utilisation of previously unrecognised temporary differences	576	-
Effect on CCD restatement Permenant differences	-	(302)
Others	632	(247)
	4,985	**1,831**

32. PAYMENTS TO DIRECTORS (OTHER THAN MANAGING DIRECTOR AND EXECUTIVE DIRECTOR)

Particulars	Year ended March 31, 2025	Year ended March 31, 2024 (Restated)
Sitting fees	74	27
Consultancy fees	1	3

33. RECONCILIATION OF EQUITY SHARES IN COMPUTING WEIGHTED AVERAGE NUMBER OF EQUITY SHARES

Particulars	Year ended March 31, 2025	Year ended March 31, 2024 (Restated)
Issued fully paid up ordinary shares as on April 1,	18,33,32,460	18,28,35,369
Effect of shares issued on exercise of stock options	1,09,557	1,98,581
Effect of Rights issue	18,97,25,240	-
Weighted average number of equity shares outstanding for Calculation of Basic Earnings Per Share	**37,31,67,257**	**18,30,33,950**
Profit for the Period	**(7,850)**	**1,689**
Basic Earnings per Share	**(2.10)**	**0.92**
Diluted Earnings per share*	**(2.10)**	**0.91**

*Since above effect is anti- dilutive the Diluted Earnings per Shares is restricted to Basic Earnings per Share for the year ended March 31, 2025.

Since the convertible instruments are issued based on the ranking of the instrument Diluted earnings per share are calculated based on the ranking of the convertible instrument.



Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

34. FOREIGN CURRENCY EXPOSURE

The details of foreign currency exposure as at March 31, 2025 are as follows:

Particulars	As at March 31, 2025		
	Foreign Currency	Amount in foreign currency	Amount in Indian Rupees
Amounts receivable in foreign currency on account of:			
Cash and cash equivalents	USD	2	207
	GBP	*	50
	EUR	-	-
			257
Trade Receivables	GBP	*	13
	USD	132	11,325
	EUR	5	472
			11,810
Amounts payable in foreign currency on account of:			
Trade Payables	EUR	4	346
	HKD	1	10
	USD	154	13,222
	DHS	*	3
	GBP	1	91
	AUD	*	-
			13,672
Buyer's credit	USD	26	2,203

*Amount below rounding off norm adopted by the Group

The details of foreign currency exposure as at March 31, 2024 are as follows:

Particulars	Year ended March 31, 2024 (Restated)		
	Foreign Currency	Amount in foreign currency	Amount in Indian Rupees
Amounts receivable in foreign currency on account of:			
Cash and cash equivalents	USD	6	486
	GBP	1	111
	EUR	*	5
			602
Trade Receivables	GBP	1	87
	USD	209	17,453
	EUR	6	550
			18,090



Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

Particulars	Year ended March 31, 2024 (Restated)		
	Foreign Currency	Amount in foreign currency	Amount in Indian Rupees
Amounts payable in foreign currency on account of:			
Trade Payables	EUR	4	377
	USD	81	6,712
	DHS	*	7
	GBP	*	48
	HKD	*	*
	SGD		4
		-	**7,148**
ECB & Buyer's credit	USD	22	**1,836**

*Amount below rounding off norm adopted by the Group.

35. EMPLOYEE BENEFITS

a. Defined benefit plans (Gratuity)

Reconciliation of opening and closing balances of the present value of the defined benefit obligation (Gratuity)

Particulars	Year ended March 31, 2025	Year ended March 31, 2024 (Restated)
Projected benefit obligation at the beginning of the year	**3,825**	**2,989**
Service cost	698	622
Interest cost	274	219
Remeasurement (gain)/losses	78	211
Benefits paid	(416)	(216)
Projected benefit obligation at the end of the year	**4,459**	**3,825**

Change in the fair value of plan assets

Particulars	Year ended March 31, 2025	Year ended March 31, 2024 (Restated)
Fair value of plan assets at the beginning of the year	**3,574**	**2,712**
Interest income	255	201
Employer contributions	530	863
Benefits paid	(417)	(216)
Return on plan assets, excluding amount recognised in net interest expense	45	14
Fair value of plan assets at the end of the year	**3,987**	**3,574**

Amount recognised in the Consolidated Balance Sheet

Particulars	Year ended March 31, 2025	Year ended March 31, 2024 (Restated)
Present value of projected benefit obligation at the end of the year	4,459	3,825
Fair value of plan assets at the end of the year	(3,987)	(3,574)
Funded status amount of liability recognised in the Balance Sheet	**472**	**251**


Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

Expense recognised in the Consolidated Statement of Profit and Loss

Particulars	Year ended March 31, 2025	Year ended March 31, 2024 (Restated)
Service cost	698	622
Interest cost	274	219
Interest income	(255)	(201)
Net gratuity costs	**717**	**640**

Summary of actuarial assumptions

Particulars	Year ended March 31, 2025	Year ended March 31, 2024 (Restated)
Discount rate	6.65%	7.15%
Salary escalation rate	8.00%	8.00%
Average future working life time	21.67 years	21.46 years

Discount rate: The discount rate is based on the prevailing market yields of Indian government securities as at the balance sheet date for the estimated term of the obligations.

Expected rate of return on plan assets: This is based on the expectation of the average long term rate of return expected on investments of the fund during the estimated term of the obligations.

Salary escalation rate: The estimates of future salary increases considered taking into account the inflation, seniority, promotion and other relevant factors.

Contributions: The Company expects to contribute ₹ 1,196 (Previous year : ₹ 891) to its gratuity fund during the year ending March 31, 2026.

The expected cash flows over the next few years are as follows:

Year	As at	
	March 31, 2025	March 31, 2024 (Restated)
1 year	800	729
2 to 5 years	2,763	2,372
6 to 10 years	1,767	1,572
More than 10 years	974	865

Plan assets: The Gratuity plan's weighted-average asset allocation at March 31, 2025 and March 31, 2024, by asset category is as follows:

Particulars	March 31, 2025	March 31, 2024 (Restated)
Funds managed by insurers	100%	100%

Remeasurement of the net defined benefit liability recognised in other comprehensive income

Amount recognised in other comprehensive income for the years ended March 31, 2025 and March 31, 2024 are as follows:

Particulars	March 31, 2025	March 31, 2024 (Restated)
Remeasurement (gain) /loss arising from		
- change in demographic assumptions		-
- change in financial assumptions	100	24
- experience variance	(22)	185
- return on plan assets, excluding amount recognised in net interest expense/(income)	(45)	(12)
	33	**197**



Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

Sensitivity analysis of significant actuarial assumptions

Significant actuarial assumptions for the determination of the defined benefit obligation are discount rate and expected salary increase. The sensitivity analysis below have been determined based on reasonably possible changes of the assumptions occurring at the end of the reporting period, while holding all other assumptions constant. The results of sensitivity analysis is given below:

Particulars	March 31, 2025		March 31, 2024 (Restated)	
	Decrease	Increase	Decrease	Increase
Discount rate (-/+ 1%)	4,670	4,264	4,004	3,660
(% change compared to base due to sensitivity)	4.6%	(4.2)%	4.5%	(4.2)%
Attrition Rate (- / + 50% of attrition rates)	4,769	4,238	4,029	3,668
(% change compared to base due to sensitivity)	6.27%	(4.50)%	4.4%	(3.4)%
Mortality Rate (- / + 10% of mortality rates)	4,458	4,458	3,824	3,825
(% change compared to base due to sensitivity)	0%	0%	0.0%	0.0%
Salary Growth rate (-/+ 1%)	4,286	4,640	3,678	3,978
(% change compared to base due to sensitivity)	(3.6)%	3.8%	(3.6)%	3.7%

b. Contributions to defined contribution plans

In accordance with Indian law, all employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and employer make monthly contributions to the plan, each equal to a specified percentage of employee's basic salary. The group has no further obligations under the plan beyond its monthly contributions. The group contributed ₹ 2,754 and ₹ 2,444 for the year ended March 31, 2025 and March 31, 2024 respectively.

The Group has contributed to 401(K) plan on behalf of eligible employees amounting to ₹ 186 (March 31, 2024: ₹ 199) during the year ended March 31 2025.

36. SEGMENT REPORTING

The operating segments of the Group has been reclassified from April 1, 2021 pursuant to the business reorganisation done in the 2020-21 pursuant to Business Transfer Agreement (BTA) dated January 28, 2021. Consequently, Group's operating segments are as follows:

a.	Network centric services	Consists of domestic data, international data, wholesale voice
b.	Data Center Services	Consists of co-location services, cross connects and other allied managed services
c.	Digital Services	Consists of Cloud and Managed Services, Network Managed Services, Applications Integration Services, Technology Integration Services

Network-centric services: The Network services consist of network services addressing the domestic connectivity needs of Indian enterprises and international inward and outward connectivity needs of International Enterprises. The services include a comprehensive range of Internet protocol based Virtual Private Network, offerings, including intranets, extranets and remote access applications to both small and large corporate customers. The Group provides MPLS-enabled IP VPN's through entire network. The Group also provides last mile connectivity to customers.

The cable landing station and investment in submarine cable consortium are other assets extended to International partners for international inward and outward connectivity needs. The cable landing station currently lands 2 major submarine cables; namely Gulf Bridge International (GBI) and the Middle Eastern and North African cable (MENA)

Data center services: The Group operates 14 Concurrently Maintainable Data Centers, of which seven are located in Mumbai (Bombay), two at Noida (Delhi) and Chennai (Madras), one each at Bengaluru, Kolkata and Hyderabad to host mission-critical applications. The Group offers co-location services which allow customers to bring in their own rack-mountable servers and house them in shared racks or hire complete racks, and even rent 'secure cages' at the hosting facility as per their application requirements. It also offers a wide variety of managed hosting services, such as storage, back-up and restoration, performance monitoring and reporting hardware and software procurement and configuration and network configuration under this business line.



Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

Digital Services

The Group offers following services under Digital Services segment:

a. On-demand hosting (cloud) services offer end-customers with the solutions to Enterprises. On-demand cloud services giving companies the option to "pay as you go" basis.

b. Remote and Onsite Infrastructure Management services which provide management and support of customer operating systems, applications and database layers.

c. Network Operations Center (NOC) services, managed SDWAN and manged Wi-Fi solutions.

d. Data Centre Build, Network Integration, Information security and End User computing.

e. web-applications which include sales force automation, supply chain management, intranet and extranets, workflow engine and knowledge management systems.

f. Online portals, such as www.sify.com, that function as principal entry points and gateway for accessing the Internet by providing useful web-related services and links. The Group also offers related content sites worldwide.

The Group also offers value-added services to organizations such as website design, development, content management, digital certification services, Online assessment tools, search engine optimization, , including domain name management, secure socket layer (SSL) certificate for websites, and server space in required operating system and database. It provides messaging and collaboration services and solutions such as e-mail servers, LAN mail solutions, anti-spam appliances, bulk mail services, instant messaging, and also offer solutions and services to enable data and access security over the Internet, Infrastructure-based services on demand, including on-line testing engine and network management. On-line testing services include test management software, required servers and proctored examination facilities at Sify's franchisee points. On-line exam engine offered allows a secure and flexible way of conducting examinations involving a wide range of question patterns.

Accordingly, revenues represented by nature of service rendered comprise the primary basis of segmental information.

The Chief Operating Decision Maker ("CODM"), i.e, The Board of Directors and the senior management, evaluate the Group's performance and allocate resources to various strategic business units that are identified based on the products and services that they offer and on the basis of the market served. The measure of profit / loss reviewed by the CODM is "Profit/loss before interest, taxes, depreciation and amortization" also referred to as "segment operating income / loss". Revenue in relation to segments is categorized based on items that are individually identifiable to that segment.

Bandwidth costs, which form a significant part of the total expenses, are of three kinds – international, domestic and last mile. These are allocated primarily to the Network services.

Certain expenses, like depreciation and overheads incurred by the support functions including finance, human resources, administration and corporate, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying services are used interchangeably. Management believes that it is not feasible to provide segment disclosure of these expenses and, accordingly, they are separately disclosed as "unallocable expenses" and "depreciation, amortisation and impairment" and adjusted only against the total operating income of the Group.

A significant part of the Property, plant and equipment used in the Group's business are not identifiable exclusively to any of the reportable segments and can be used interchangeably between segments. Management believes that it is not feasible to provide segment disclosures relating to total assets since a meaningful segregation of the available data is onerous.



Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

The Group's operating segment information for the year ended March 31, 2025 is presented below:

Particulars	Network centric Services	Data center Services	Digital Services	Total (A)+(B)+(C)
	(A)	**(B)**	**(C)**	
Revenue from operations				
External customers	1,57,814	1,41,959	99,083	3,98,856
Intersegment revenues	-	877	2,215	3,092
Total Revenue	**1,57,814**	**1,42,836**	**1,01,298**	**4,01,948**
Operating expenses	(1,39,197)	(77,685)	(1,06,118)	(3,23,000)
Intersegment Expenses	(2,518)	-	(574)	(3,092)
Segment operating income / (loss)	**16,099**	**65,151**	**(5,394)**	**75,856**
Unallocable Expenses (Support Service Unit Costs)				(1,881)
Unallocable (expenses)/Income				820
Foreign exchange gain / (loss), net				(26)
Profit / (loss) before interest, depreciation and tax				**74,769**
Net interest expense				(21,303)
Depreciation & Amortisation				(56,331)
Profit / (Loss) before tax				**(2,865)**
Income tax (expense) / recovery				(4,985)
Profit / (Loss) after taxes				**(7,850)**

The Group's operating segment information for the year ended March 31, 2024 (Restated) is presented below:

Particulars	Network centric Services	Data center Services	Digital Services	Total (A)+(B)+(C)
	(A)	**(B)**	**(C)**	
Revenue from operations				
External customers	1,46,611	1,10,540	99,188	3,56,339
Intersegment revenues	-	877	2,215	3,092
Total Revenue	**1,46,611**	**1,11,417**	**1,01,403**	**3,59,431**
Operating expenses	(1,23,194)	(64,254)	(1,01,049)	(2,88,497)
Intersegment Expenses	(2,518)	-	(574)	(3,092)
Segment operating income / (loss)	**20,899**	**47,163**	**(220)**	**67,842**
Unallocable expenses				(2,499)
Other income				1,846
Foreign exchange gain / (loss), net				570
Profit / (loss) before interest, depreciation and tax				**67,759**
Net interest expense				(16,505)
Depreciation & Amortisation				(47,734)
Profit before tax				**3,520**
Income tax (expense)/recovery				(1,831)
Profit after taxes				**1,689**


Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

Geographic segments

The Group has two geographic segments viz., India and rest of the world. Revenues from the geographic segments based on domicile of the customer are as follows:

Description	India	Rest of world	Total
Revenues			
Year ended March 31, 2025	3,68,497	30,359	3,98,856
Year ended March 31, 2024 (Restated)	3,33,040	23,299	3,56,339

The Group does not disclose information relating to non-current assets located in India and rest of the world as the necessary information is not available and the cost to develop it would be excessive.

Major Customer

During the year under review revenue from one customer (March 31, 2024: one) of the Group's Data center services segment is ₹ 66,446 (March 31, 2024: ₹ 41,713) which is more than 10% of the Group's total revenue.

37. RELATED PARTY TRANSACTIONS

(a) Related parties

The related parties where control / significant influence exists are subsidiaries and associates. Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, including any director whether executive or otherwise. Key management personnel includes the board of directors and other senior management executives. The other related parties are those with whom the Group has had transaction during the year ended March 31, 2025 and March 31, 2024 (Restated) are as follows:

Particulars	Related Parties	Country of Incorporation	% of ownership interest
Holding companies	Infinity Satcom Universal Private Limited.	India	
	Raju Vegesna Infotech and Industries Private Limited (subsidiary of Infinity Satcom Universal Private Limited)	India	
	Ramanand Core Investment Company Private Limited (subsidiary of Raju Vegesna Infotech and Industries Private Limited)	India	
Subsidiaries	Sify Technologies (Singapore) Pte. Limited	Singapore	100%
	Sify Technologies North America Corporation	USA	100%
	Sify Infinit Spaces Limited	India	100%
	Sify Data and Managed Services Limited	India	100%
	Sify Digital Services Limited	India	100%
	SKVR Software Solution Private Limited	India	100%
Key Managerial Personnel	Mr. Raju Vegesna - Chairman and Managing Director		
	Mr. M P Vijay Kumar - Chief financial officer (till 21.10.2024), Whole time Director		
	Mr. V Ramanujan - Chief financial officer (w.e.f. 22.10.2024)		
	Mrs.Meenakshi Jayaraman - Company Secretary		
Trust controlled by KMP	Raju Vegesna Foundation	India	



Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

(b) Related party transactions and balances

Following is a summary of related party transactions for the year ended March 31, 2025:

Transactions	Holding Company	Others	Key Management Personnel
Consultancy services received	-	-	1
Sitting fees paid	-	-	74
Salaries and other short term benefits*	-	-	284
Contributions to defined contribution plans*	-	-	15
Share based payment transactions*	-	-	-
Lease rentals paid**	22	90	-
CSR Contribution made	-	200	-
Amount of outstanding balances			
6% Non-Cumulative compulsorily convertible Preference shares#	-	-	-
Advance lease rentals and refundable deposits made**	-	56	-
Lease rentals payable**	-	-	-

Following is a summary of related party transactions for the year ended March 31, 2024 (Restated):

Transactions	Holding Company	Others	Key Management Personnel
Consultancy services received	-	-	3
Sitting fees paid	-	-	27
Salaries and other short term benefits*	-	-	435
Contributions to defined contribution plans*	-	-	17
Share based payment transactions*	-	-	-
Lease rentals paid**	14	86	-
CSR Contribution made	-	279	-
Amount of outstanding balances			
9% Cumulative Non-convertible preference shares#	-	5,000	-
Advance lease rentals and refundable deposits made**	-	56	-
Lease rentals payable**	1	7	-

*Represents salaries and other benefits of Key Management Personnel comprising of Mr. M P Vijay Kumar - WTD , Mr. V Ramanujan - CFO and Mrs. Meenakshi Jayaram - Company Secretary.

*During the Current year, the Managerial Remuneration paid to Mr. M P Vijay Kumar, Whole-time Director is in excess of the limits laid down under section 197 of the Companies Act, 2013 by ₹ 198 (March 31, 2024: ₹ 209) for which the Company has obtained approval from its shareholders as per the provisions of the Companies Act, 2013.

**During the FY 2011-12, the Company had entered into a lease agreement with M/s Raju Vegesna Infotech and Industries Private Limited, the holding Company, to lease the premises owned by it for a period of three years effective February 1, 2012 on a rent of ₹ 0.75 (Rupees Seventy Five Thousand Only) per month. Subsequently, the Company entered into an amendment agreement with effect from April 1, 2013, providing for automatic renewal for a further period of two blocks of 3 years with an escalation of 15% on the last paid rent after the end of every three years. Subsequently on account of expiry of the said agreement, the company entered into a fresh agreement for a period of three years effective February 1, 2024 on a rent of ₹ 1.60 per month.

During the FY 2011-12, the Company had also entered into a lease agreement with M/s Raju Vegesna Developers Private Limited, a Company in which Mr Ananda Raju Vegesna, Executive Director of the Company and Mr Raju Vegesna, Chairman and Managing director of the Company exercise significant influence, to lease the premises owned by it for a period of three years effective February 1, 2012 on a rent of ₹ 0.30 (Rupees Thirty Thousand Only) per month. The agreement provides for the automatic renewal for further period of two blocks of 3 years with an escalation of 15% on the last paid rent after the end of every three years.Subsequently on account of expiry of the said agreement, the company entered into a fresh agreement for a period of three years effective February 1, 2024 on a rent of ₹ 0.59 per month.


Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

During the FY 2010-11, the Company had entered into a lease agreement with Ms Radhika Vegesna, daughter of Mr Anand Raju Vegesna, Executive Director of the company, to lease the premises owned by her for a period of three years effective June 1, 2010 on a rent of ₹ 3 per month and payment of refundable security deposit of ₹ 26. This arrangement will automatically be renewed for a further period of two blocks of three years with all the terms remaining unchanged. Subsequently on account of expiry of the said agreement, the company entered into a fresh agreement for a period of three years effective June 1, 2019 on a rent of ₹ 6.39 per month and payment of additional refundable security deposit of ₹ 30. This arrangement will automatically be renewed for a further period of two blocks of three years with all the terms remaining unchanged.

#During the FY 2020-21, Print house (India) Private Limited had issued 9% Cumulative Non-Convertible Redeemable Preference Shares to Raju Vegesna Infotech & Industries Private Limited on private placement basis. The Preference share capital are redeemable at par value at maturity, i.e. 20 years from the date of allotment. Accordingly these are accounted for Financial instruments.During the year, The terms of the Preference Shares are changed to 6% Non-Cumulative compulsorily convertible preference shares. During the FY 24-25, the Non - Cumulative compulsorily convertible preference shares were transferred from Raju Vegesna Infotech & Industries Private Limited to Sify Technologies Limited.

38. ASSOCIATE STOCK OPTION PLAN

The Group had issued stock options under Associate Stock Option Plan (ASOP) 1999, ASOP 2000, ASOP 2002, ASOP 2005, ASOP 2007 and ASOP 2014. The Compensation Committee grants the options on the basis of performance, criticality and potential of the employees as identified by the management. Each option entitles the holder to purchase one American Depository Share (ADS) at an exercise price determined by the Compensation committee on the date of the grant. There are no options outstanding in respect of ASOP 1999, ASOP 2000, ASOP 2002, ASOP 2005 and ASOP 2007 as at March 31, 2025. The plan details of ASOP 2014 are as follows:

(i) ASOP 2014

During July 2014, the shareholders of the Company approved a new scheme for allotment of shares to employees i.e. Associate Stock Option Plan 2014. 2,50,00,000 shares are reserved for this plan. Consequently 58,70,800 options were granted to the employees on January 20, 2015. The Company has granted additional 25,000, 1,95,000, 4,65,000, 72,20,000. 3,35,000, 1,50,000, 5,25,000 and 1,84,300 options to employees during the year 2022-23, 2021-22, 2020-21, 2019-20, 2018-19, 2017-18, 2016-17 and 2015-16 respectively.

The options vest in the following manner:

No of Options	Category	Vesting Pattern
43,04,600	Category I	3/5th of the options vest at the end of one year from the date of grant. The remaining 2/5th vests at the end of every half year during second and third years from the date of grant in 4 equal instalments
66,12,700	Category II	2/5th of the options vest at the end of one year from the date of grant. The remaining 3/5th vests at the end of every half year during second, third and fourth years in 6 equal instalments.
40,52,800	Category III	2/5th of the options vest at the end of two years from the date of grant. The remaining 3/5th vests at the end of every half year during third, fourth and fifth years in 6 equal instalments.

The following table summarises the transactions of stock options under ASOP 2014:

No. of options granted, exercised and forfeited	For the year ended	
	March 31, 2025	March 31, 2024 (Restated)
Outstanding at the beginning of the year	**63,29,187**	**69,72,978**
Granted during the year	86,30,671	-
Forfeited and expired during the year	(1,28,47,200)	(1,46,700)
Exercised during the year	(7,70,976)	(4,97,091)
Outstanding at the end of the year	**13,41,682**	**63,29,187**
Vested and exercisable at the end of the year	10,43,802	51,83,587
Weighted average exercise price in	60.06	90.12
Remaining contractual period	0.09-2.82 Years	0.05-3.82 Years



Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

The fair value of stock options granted has been measured using the Black Scholes model at the date of the grant. The Black Scholes model includes assumptions regarding dividend yields, expected volatility, expected term (or "option life") and risk free interest rates. In respect of the options granted, the expected term is estimated based on the vesting term, contractual term as well as expected exercise behaviour of the employees receiving the option. Expected volatility of the option is based on historical volatility, during a period equivalent to the option life, of the observed market prices of the Group's publicly traded equity shares. Share prices for the year 2011-12 have been eliminated in determining volatility as there had been extra ordinary price movements during the said period on account of capital infusion by promoters. Dividend yield of the options is based on the recent dividend activity. Risk-free interest rates are based on the Government securities yield in effect at the time of the grant. These assumptions reflect management's best estimates, but these assumptions involve inherent market uncertainties based on market conditions generally outside the Group's control. As a result, if other assumptions had been used in the current period, stock-based compensation expense could have been materially impacted. Further, if management uses different assumptions in the future periods, stock compensation expense could be materially impacted in future years.

The estimated fair value of stock options is charged to income on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards.

A summary of information about fixed price stock options outstanding with respect to ASOP 2014 as at March 31, 2025 is furnished below:

	Range of exercise price in ₹	Number outstanding at March 31, 2025	Weighted average exercise price in ₹	Weighted average remaining contractual life
ASOP 2014	34.62 - 135.28	13,41,682	60.06	0.09-2.82 Years

A summary of information about fixed price stock options outstanding with respect to ASOP 2014 as at March 31, 2024 (Restated) is furnished below:

	Range of exercise price in ₹	Number outstanding at March 31, 2024	Weighted average exercise price in ₹	Weighted average remaining contractual life
ASOP 2014	66.60 - 230.97	63,29,187	90.12	0.05-3.82 Years

39. FINANCIAL INSTRUMENTS

a. Derivative financial instruments

i. Forward and option contracts

Foreign exchange forward contracts and options are purchased to mitigate the risk of changes in foreign exchange rates associated with certain payables, receivables and forecasted transactions denominated in certain foreign currencies. These derivative contracts are initially recognized at fair value on the date the contract is entered into and subsequently re-measured at their fair value. Gains or losses arising from changes in the fair value of the derivative contracts are recognized immediately in profit or loss. The counterparties for these contracts are generally banks or financial institutions. The details of outstanding forward contracts as at March 31, 2025 and March 31, 2024 are given below:

Particulars	Currency	As at March 31, 2025	As at March 31, 2024 (Restated)
Forward/Option contracts (Sell)	USD	Nil	Nil
Forward/Option contracts (Buy)	USD	Nil	Nil
(Gain) / loss on mark to market in respect of forward contracts outstanding	₹	Nil	Nil

The Company recognized a net gain/(loss) on the forward contracts of ₹ Nil (previous year : (₹ 1.44) for the year ended March 31, 2025.



Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

ii. Cross Currency Swap:

The Group has entered into Cross Currency Swaps in order to hedge the cash flows arising out of the Principal and Interest payments of the underlying External Commercial Borrowing denominated in USD. The period of the swap contracts is co terminus with the period of the underlying ECB. As per the terms of the arrangement, the Company shall pay ₹ fixed and receive fixed USD principal and interest cash flows during the term of the contract. The swap arrangement is marked to market at the end of every period and losses are recognised in the Statement of Profit and Loss. The swap contracts oustanding balances as on March 31, 2025 is as follows.

Particulars	Value of the outstanding ₹ term loan	Value of the outstanding USD principal (Million)	Mark to Market losses/ (gain)
Tranche 1	441	USD 0.6	-
Tranche 2	662	USD 0.9	-
Total	**1,103**	**USD 1.5**	**-**

The swap contracts oustanding balances as on March 31, 2024 (Restated) is as follows:

Particulars	Value of the outstanding ₹ term loan	Value of the outstanding USD principal (Million)	Mark to Market losses/ (gain)
Tranche 1	735	USD 1.0	-
Tranche 2 (Undrawn)	1,103	USD 1.5	-
Total	**1,838**	**USD 2.5**	**-**

The maturity of these contracts extends till five years and six months. The table below summarizes the cash flows (principal) of these derivative financial instruments into relevant maturity groupings based on the remaining period as at the end of the year / period:

Particulars	As at March 31, 2025		As at March 31, 2024 (Restated)	
	Payable (USD in million)	Receivable (₹)	Payable (USD) (USD in million)	Receivable (₹)
Less than 1 year	1.0	735	1.0	735
One to two years	0.5	368	1.0	735
Two to three years	-	-	0.5	368
Three to four years	-	-	-	-
Four to five years	-	-	-	-
More than five years	-	-	-	-
Total cash flows	**1.5**	**1,103**	**2.5**	**1,838**

The Group recognized a net loss on the cross currency swaps of ₹ Nil [previous year : ₹ Nil] for the year ended March 31, 2025.

iii. Interest rate swap:

The Group has entered into Interest Rate Swaps in order to hedge the cash flows arising out of the Interest payments of the underlying ECB. The period of the swap contract is co terminus with the period of the underlying ECB. As per the terms of the arrangement, the Company shall pay fixed rate of interest (8.9%) and receive variable rate of interest equal to SOFR + 2.5% on notional amount. The swap arrangement is marked to market at the end of every period and losses are recognised in the Statement of Profit and Loss.

The maturity of these contracts extends till five years and six months. The table below summarizes the cash flows (interest) of these derivative financial instruments into relevant maturity groupings based on the remaining period as at the end of the year:



Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

Particulars	As at March 31, 2025		As at March 31, 2024 (Restated)	
	Receivable (USD)	Payable (₹)	Receivable (USD)	Payable (USD)
Less than 1 year	1	74	2	139
One to two years	*	12	1	74
Two to three years	*	-	*	12
Three to four years	-	-	-	-
Four to five years	-	-	-	-
More than five years	-	-	-	-
Total cash flows	**1**	**86**	**3**	**225**

*Amount below rounding off norm adopted by the Group

Total notional amount outstanding as on March 31, 2025 is USD 15 (previous year: USD 25)

The Group recognized a net mark to market gain on the interest rate swaps of ₹ 85 during the year ended March 31, 2025 (Previous year : net mark to market gain on the interest rate swaps of ₹ 85).

b. Financial instruments by category

The carrying value and fair value of financial instruments by each category as at March 31, 2025 were as follows:

Particulars	Financial assets/ liabilities at amortised costs	Financial assets/ liabilities at FVTPL	Financial assets/ liabilities at FVTOCI	Total carrying value	Total fair value
Assets					
Investments	4,039	-	8,259	12,298	12,298
Trade receivables	1,08,925	-	-	1,08,925	1,08,925
Cash and bank balances	49,972	-	-	49,972	49,972
Other bank balances	17,606	-	-	17,606	17,606
Other financial assets	26,936	-	-	26,936	26,936
Derivative financial instruments	-	185	-	185	185
Liabilities					
Borrowings from banks	2,34,249	-	-	2,34,249	2,34,249
6% Compulsorily Convertible Debentures	62,597	-	-	62,597	62,597
8.95% p.a. Non Convertible Debentures	25,000	-	-	25,000	25,000
Borrowings from others	31,897	-	-	31,897	31,897
Bank overdraft	3,262	-	-	3,262	3,262
Lease Liabilities	38,103	-	-	38,103	38,103
Trade payables	1,21,574	-	-	1,21,574	1,21,574
Other financial liabilities	21,865	-	-	21,865	21,865

The carrying value and fair value of financial instruments by each category as at March 31, 2024 (Restated) were as follows:

Particulars	Financial assets/ liabilities at amortised costs	Financial assets/ liabilities at FVTPL	Financial assets/ liabilities at FVTOCI	Total carrying value	Total fair value
Assets					
Investments	3,935	-	8,104	12,039	12,039
Trade receivables	1,01,552	-	-	1,01,552	1,01,552
Cash and bank balances	41,055	-	-	41,055	41,055
Other bank balances	17,291	-	-	17,291	17,291


Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

Particulars	Financial assets/ liabilities at amortised costs	Financial assets/ liabilities at FVTPL	Financial assets/ liabilities at FVTOCI	Total carrying value	Total fair value
Other financial assets	21,351	-	-	21,351	21,351
Derivative financial instruments	-	270	-	270	270
Liabilities					
Borrowings from banks	1,84,947	-	-	1,84,947	1,84,947
6% Compulsorily Convertible Debentures	71,560	-	-	71,560	71,560
9% Cumulative Non-convertible preference shares	5,000	-	-	5,000	5,000
Borrowings from others	38,645	-	-	38,645	38,645
Bank overdraft	4,869	-	-	4,869	4,869
Lease Liabilities	30,428	-	-	30,428	30,428
Trade payables	1,03,395	-	-	1,03,395	1,03,395
Other financial liabilities	16,125	-	-	16,125	16,125

Details of financial assets pledged as collateral

The carrying amount of financial assets as at March 31, 2025 and March 31, 2024 that the Group has provided as collateral for obtaining borrowing and other facilities from the bankers are as follows:

Particulars	March 31, 2025	March 31, 2024 (Restated)
Trade receivables	33,768	32,033
Cash and bank balances	21,058	4,404
	54,826	**36,437**

c. **Fair value measurements:**

The details of assets and liabilities that are measured on fair value on recurring basis are given below:

Particulars	Fair value as of March 31, 2025			Fair value as of March 31, 2024 (Restated)		
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets						
Derivative financial assets – gain on outstanding option/forward contracts	-	-	-	-	-	-
Liabilities						
Derivative financial liabilities – loss on outstanding option/forward contracts	-	-	-	-	-	-
Derivative financial liabilities - loss on outstanding cross currency swaps	-	-	-	-	-	-
Derivative financial liabilities - loss on outstanding interest rate swaps	-	-	85	-	-	85

- **Level 1** – unadjusted quoted prices in active markets for identical assets and liabilities.

- **Level 2** – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

- **Level 3** – unobservable inputs for the asset or liability



Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

d. Interest income/(expenses), gains/(losses) recognized on financial assets and liabilities

Particulars	For the year ended	
	March 31, 2025	March 31, 2024 (Restated)
(a) Financial assets at amortised cost		
Interest income on bank deposits	3,457	2,314
Interest income on other financial assets	437	298
Impairment on trade receivables	(1,948)	(2,650)
(b) Financial assets/liabilities at fair value through profit or loss (FVTPL)		
Net (gains)/losses on fair valuation of derivative financial instruments	85	85
(c) Financial liabilities at amortised cost		
Interest expenses on lease obligations	(2,956)	(2,500)
Interest expenses on borrowings from banks, others and overdrafts	(22,818)	(17,383)

40. FINANCIAL RISK MANAGEMENT

The Group has exposure to the following risks from its use of financial instruments:

• Credit risk
• Liquidity risk
• Market risk

The Board of Directors has overall responsibility for the establishment and oversight of the Group's risk management framework. The Board of Directors has established a risk management policy to identify and analyze the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management systems are reviewed periodically to reflect changes in market conditions and the Group's activities. The Audit Committee oversees how management monitors compliance with the Group's risk management policies and procedures, and reviews the risk management framework. The Audit Committee is assisted in its oversight role by Internal Audit. Internal Audit undertakes reviews of risk management controls and procedures, the results of which are reported to the Audit Committee.

Credit risk:

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Group's trade receivables, treasury operations and other activities that are in the nature of leases.

Trade and other receivables:

The Group's exposure to credit risk is influenced mainly by the individual characteristics of each customer. Management considers that the demographics of the Group's customer base, including the default risk of the industry and country in which customers operate, has less of an influence on credit risk. Credit risk is managed through credit approvals, establishing credit limits and continuously monitoring the credit worthiness of the customers to which the Group grants credit terms in the normal course of the business.

Cash and cash equivalents and other investments:

In the area of treasury operations, the Group is presently exposed to counter-party risks relating to short term and medium term deposits placed with banks.

The Chief Financial Officer is responsible for monitoring the counterparty credit risk, and has been vested with the authority to seek Board's approval to hedge such risks in case of need.

Exposure to credit risk

The gross carrying amount of financial assets, net of any impairment losses recognized represents the maximum credit exposure. The maximum exposure to credit risk as at March 31, 2025 and March 31, 2024 was as follows:



Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

Particulars	As at	
	March 31, 2025	**March 31, 2024 (Restated)**
Trade investments	12,298	12,039
Trade receivables	1,08,925	1,01,552
Cash and bank balances	49,972	41,055
Other bank balances	17,606	17,291
Other financial assets	27,121	21,621
	2,15,922	**1,93,558**

Financial assets

There is no other class of financial assets that is past due but not impaired other than trade receivables. The age analysis of trade receivables have been considered from the date of invoice. Refer Note D (8) for ageing of trade receivables and for activity in the allowance for impairment of trade receivables.

Financial assets that are neither past due nor impaired

Cash and cash equivalents, other assets, other receivables and finance lease receivables are neither past due nor impaired.

Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group's approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group's reputation. Typically the Group ensures that it has sufficient cash on demand to meet expected operational expenses, servicing of financial obligations. In addition, the Group has concluded arrangements with well reputed Banks, and has unused lines of credit that could be drawn upon should there be a need. The Group is also in the process of negotiating additional facilities with Banks for funding its requirements.

The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

As at March 31, 2025

Particulars	Carrying amount	Contractual cash flows	0-12 months	1-3 years	3-5 years	> 5 Years
Non-derivative financial liabilities						
Borrowings from banks	2,34,249	3,21,425	74,345	84,955	68,316	93,809
6% Compulsorily Convertible Debentures	62,597	84,387	6,000	12,000	12,000	54,387
8.95% p.a. Non Convertible Debentures	25,000	57,451	2,238	4,476	4,476	46,261
Borrowings from others	31,897	37,773	14,107	16,939	5,821	906
Bank overdraft	3,262	3,262	3,262	-	-	-
Lease Liabilities	38,103	1,05,420	6,892	13,356	10,439	74,733
Trade payables	1,21,574	1,21,574	1,21,574	-	-	-
Other financial liabilities	21,865	21,865	21,865	-	-	-
	5,38,547	**7,53,157**	**2,50,283**	**1,31,726**	**1,01,052**	**2,70,096**



Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

As at March 31, 2024 (Restated)

Particulars	Carrying amount	Contractual cash flows	0-12 months	1-3 years	3-5 years	> 5 Years
Non-derivative financial liabilities						
Borrowings from banks	1,84,947	2,25,155	55,575	79,222	55,360	34,998
6% Compulsorily Convertible Debentures	71,560	1,02,385	6,000	12,000	12,000	72,385
9% Cumulative Non-convertible preference shares	5,000	1,200	300	300	300	300
Borrowings from others	38,645	42,217	12,954	21,865	7,398	-
Bank overdraft	4,869	5,310	5,310	-	-	-
Lease Liabilities	30,428	85,887	5,877	7,735	5,312	66,963
Trade payables	1,03,395	1,03,395	1,03,395	-	-	-
Other financial liabilities	16,125	16,324	16,125	199	-	-
	4,54,969	**5,81,873**	**2,05,536**	**1,21,321**	**80,370**	**1,74,646**

Market risk:

Market risk is the risk of loss of future earnings or fair values or future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in the interest rates, foreign exchange rates and other market changes that affect market risk sensitive instruments. Market risk is attributable to all market risk sensitive financial instruments including foreign currency receivables and payables. The Group is exposed to market risk primarily related to foreign exchange rate risk (currency risk), interest rate risk and the market value of its investments. Thus the Group's exposure to market risk is a function of investing and borrowing activities and revenue generating and operating activities in foreign currencies.

Currency risk:

The Group's exposure in USD, Euro and other foreign currency denominated transactions gives rise to Exchange rate fluctuation risk. Group's policy in this regard incorporates:

• Forecasting inflows and outflows denominated in US$ for a twelve-month period

• Estimating the net-exposure in foreign currency, in terms of timing and amount.

• Determining the extent to which exposure should be protected through one or more risk-mitigating instruments to maintain the permissible limits of uncovered exposures.

• Carrying out a variance analysis between estimate and actual on an ongoing basis, and taking stop-loss action when the adverse movements breaches the 5% barrier of deviation, subject to review by Audit Committee.

The Group's exposure to foreign currency risk as at March 31, 2025 was as follows:

Particulars	Cash and cash equivalents	Trade receivables	Trade payables	Foreign currency loan	Net Balance Sheet exposure
USD	2	132	(154)	(26)	(46)
GBP	*	*	(1)	-	(1)
EUR	-	5	(4)	-	1
HKD	-	-	1	-	1
AUD	-	-	*	-	*
DHS	-	-	*	-	*


Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

The Group's exposure to foreign currency risk as at March 31, 2024 (Restated) was as follows:

Particulars	Cash and cash equivalents	Trade receivables	Trade payables	Foreign currency loan	Net Balance Sheet exposure
USD	6	209	(81)	(22)	112
GBP	1	1	*		2
EUR	*	6	(4)		2
HKD		-	*		*
DHS	-	-	*		*

A 10% strengthening of the rupee against the respective currencies as at March 31, 2025 and March 31, 2024 would have increased / (decreased) other comprehensive income and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

Particulars	Other comprehensive income	Profit/(loss)
March 31, 2025	-	381
March 31, 2024 (Restated)	-	(971)

A 10% weakening of the rupee against the above currencies as at March 31, 2025 and March 31, 2024 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

Interest Rate Risk:

Interest rate risk is the risk that an upward movement in interest rates would adversely affect the borrowing costs of the Group.

Profile

At the reporting date the interest rate profile of the Group's interest-bearing financial instruments were as follows:

Particulars	Carrying amount	
	March 31, 2025	March 31, 2024 (Restated)
Fixed rate instruments		
Financial assets		
- Fixed deposits with banks	34,126	45,023
- Investment in debt securities	4,039	3,935
Financial liabilities		
- Borrowings from banks	920	1,836
- Borrowings from others	1,19,494	1,15,205
Variable rate instruments		
Financial liabilities		
- Borrowings from banks	2,33,329	1,83,111
- Bank overdrafts	3,262	4,869

Fair value sensitivity for fixed rate instruments

The Group does not account for any fixed rate financial assets and liabilities at fair value through profit or loss, and the Group does not designate derivatives (interest rate swaps) as hedging instruments under a fair value hedge accounting model. Therefore a change in interest rates at the reporting date would not affect profit or loss.



Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

Cash flow sensitivity for variable rate instruments

An increase of 100 basis points in interest rates at the reporting date would have increased / (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. The analysis has been performed on the same basis for 2023.

Particulars	Equity	Profit or (loss)
March 31, 2025		(59)
March 31, 2024 (Restated)		(92)

A decrease of 100 basis points in the interest rates at the reporting date would have had equal but opposite effect on the amounts shown above, on the basis that all other variable remain constant.

41. CAPITAL MANAGEMENT

The Group's capital comprises equity share capital, share premium, retained earnings and other equity attributable to equity holders. The primary objective of Group's capital management is to maximise shareholders value. The Group manages its capital and makes adjustment to it in light of the changes in economic and market conditions. The Group does so by adjusting dividend paid to shareholders. The total capital as on March 31, 2025 is ₹ 2,01,408 (Previous Year: ₹ 1,80,839).

The Group monitors capital using gearing ratio, which is net debt divided by total capital. Net debt comprises of long term and short term borrowings less cash and bank balances. Equity includes equity share capital and reserves that are managed as capital. The gearing at the end of the reporting period was as follows:

Particulars		As at March 31, 2025	As at March 31, 2024 (Restated)
Debt		3,57,004	3,05,020
Less: cash and bank balances		(49,972)	(41,055)
Net debt	**A**	**3,07,032**	**2,63,965**
Equity	**B**	**2,01,408**	**1,80,839**
Net debt to Equity ratio	**A/B**	**152%**	**146%**

No changes were made in the objectives, policies or processes for managing capital of the Group during the current and previous year.

42. LEGAL PROCEEDINGS

a) Adjusted Gross Revenue (AGR)

Sify Technologies Limited (Sify) is issued with UL License (non-access/non-mobile license) pursuant to which Sify provides ISP, NLD & ILD services to enterprise customer and continues to comply and pay license fee on the licensed activities.

However DoT claimed license fee on the non-telecom business revenue on both mobile license holders and non-mobile license holders including Sify. The demand made by DoT was challenged by mobile (access license) operator and accordingly Supreme Court held that mobile operators have to pay license fee on the gross revenue as they were using spectrum and had opted for migration package. However Supreme Court clarified that this judgement was not applicable to non-access / non-mobile operators.

DoT had also issued demand notice to Sify and other non-mobile operators seeking to charge license fee on the non-telecom revenue. Sify challenged the demands before Madras High Court in the year 2013 and the demands were stayed. Meanwhile one of the non-access and non- mobile license holder similar to the license held by Sify, challenged the demand made by DoT before TDSAT, Delhi. TDSAT vide its Order dated February 28, 2022 quashed the demands made by DOT seeking license fee, interest on license fee, penalty & interest on penalty on the revenue accruing from other business revenue (Non-Telecom) other than the licensed based activities.


Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

It is important to note that Supreme Court had by its Order dated June 10, 2020, accepted the stand of the DOT that the licenses of PSUs are different and the judgement of October 24, 2019 could not be made the basis for raising demands against PSUs as they are not in the actual business of providing Mobile Services to the General Public. Sify also has licenses similar to PSU. Meanwhile DoT withdrew the demands against Public Sector undertakings having similar licenses and filed affidavit before Hon'ble Supreme Court.

However, DoT issued a demand notice on August 22, 2023 to the company demanding license fee on the Non-Telecom Revenue against which the Company filed petitions before Hon'ble Madras High Court. After finally hearing the parties, the Hon'ble Madras High Court vide its judgement dated 30 April, 2024 quashed the 18 demands made by DoT and held that DoT cannot claim license fee on the non-telecom revenue.

DoT has preferred appeal before Madras High Court challenging the Judgement dated 30 April, 2025 and the same is pending for adjudication. Further DoT had also filed appeal against the order of TDSAT before Supreme Court and the same is pending for adjudication.

b) Pure Internet Case

DoT migrated the licenses of few service providers, whole licenses expired in 2013 to UL regime and demanded license fee on pure Internet only from those migrated service providers without providing level playing field on pure internet services. However, the Company through Internet Service Providers Association of India (ISPAI) challenged the said condition before TDSAT. TDSAT by its order dated October 18, 2019 set aside the demand made by the DOT and held that license fee is not chargeable on the Internet Service Providers. DoT has filed appeal before Supreme Court and the appeal is pending for final hearing.

Subsequently DoT notified level playing field for all the telecom licensed operator and accordingly the company has started paying AGR on pure internet effective from April 1, 2022 pursuant to the notification issued by DOT.

c) Online Exam Case

The Company is conducting Online examination for more than a decade using its platform (I-Test) and delivered large volume online examinations for several reputed clients including Staff Selection Commission (customer), and is certified on quality and security for CMMI Level 5 and CERT-in. After technical evaluation, the company was awarded a contract dated 12 April, 2016 for a period of 2 years and accordingly Sify had successfully conducted 15 such Pan India online examination under the supervision of customer for more than 20 million applied candidates with 40,000 unique questions. In one of the combined group level examinations dated February 21, 2018, screenshots of few of the questions appeared on social media. The company immediately brought to the notice of the Chairman of the customer and the said question paper was cancelled and the candidates were asked to redo the examination with different set of question paper within couple of hours. Further at the request of customer, re-examination was also conducted after couple of weeks. Hence there was no damage to the sanctity of the examination as immediate action was taken jointly by the Company and customer. However, some vested interest had provoked candidates and continued to claim that the question paper was leaked and insisted customer to cancel the entire examination process. As few candidates continued to protest, the Govt of India directed the investigating authority to conduct enquiry into the allegations. PIL was also filed before Hon'ble Court for cancellation of the examination process. However, Hon'ble Court appointed high level technical committee to conduct enquiry and submit the report to the Court.

A detailed report was submitted by the Committee & Investigating team before the Hon'ble Court, holding that there was no evidence to show that the examination process was tainted and hence PIL stood dismissed. And accordingly, SSC also released all the payments to Sify for the examination. In 2018, the investigating authority also filed its final report stating that one of the candidate along with her husband engaged in malpractice with a sole intention to cancel the examinations uploaded few questions in the social media. There was no allegations against Sify or its employee. After 4 years, to utter shock and surprise, the investigating authority chose to file 3 additional supplementary chargesheet naming the company and one of its employee for not following the Standard Operating Procedure. It is important to note that company successfully delivered the examination in terms of RFP and the consideration was released by customer after receiving the report from the Committee.

However the investigating agency choose to name the company and one of it as employee in the chargesheet filed before the CBI Court. There are 3 cases of malpractices committed by candidates and the Court is yet frame charges. Since there is no allegations of malpractices made against the company, the company is in the process of filing discharge petition before the trial court.



Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

d) Others

a) The company is party to additional legal actions arising in the ordinary course of business. Based on the available information as on September 30, 2023, the Company believes that it has adequate legal defenses for these actions and that the ultimate outcome of these actions will not have a material adverse effect on the Company's financial position and results of operations.

b) The company has received an adverse arbitration award for a sum of ₹ 3,000 Lakhs and interest at the rate of 18% p.a in the arbitration proceedings initiated by OSI digital and the company had filed an appeal challenging the award before Madras High Court. However the parties settled the dispute through mediation and accordingly Sify paid ₹ 2.85 Crores and the issue stood resolved.

c) The Company has received an order passed under section 7A of the Employees Provident Fund & Miscellaneous Provisions Act, 1952 from Employees Provident Fund Organisation (EPFO) claiming provident fund contribution aggregating to ₹ 64 on special allowances paid to employees. The company has filed a writ petition before High court of Madras and obtained the stay of demand. In February 2019, the Supreme Court held, in a similar case, that Special allowances paid by the employer to its employee will be included in the scope of basic wages and subject to provident fund contribution. However, the Supreme Court has not fixed the effective date of order.

d) During the financial year 2019-20, Directorate General of Goods and Services Tax Intelligence (DGGI) did an inspection based on the analysis of service tax returns filed by the company in the past. The company has been categorising services relating to e-Learning and Infrastructure Management Services provided to foreign customers billed in convertible foreign currency under OIDAR services while filing its half-yearly service tax return. However, based on the Place of Provision of Services Rules then applicable under the Finance Act, 1994, Service Tax has to be paid for OIDAR services provided to foreign customers even if the conditions for qualifying as export of services are met. Hence, the DGGI contended that Service Tax should be paid on the services classified as OIDAR services in the returns. The total contended during the period April 2014 to November 2016 of Service Tax was ₹ 1,618 and the Interest & Penalty as applicable. The company believes that the services relating to e-learning and infrastructure management services will not fall under OIDAR services and also the activities covered under E-learning and IMS does not meet the conditions for taxation under the provisions applicable as OIDAR and hence there is no liability. However, during the investigation, the Company has paid ₹ 646 under protest to continue the proceeding with the relevant adjudicating authorities. Thereafter, the DGGI has issued Show Cause Notice and the company has replied on the same. The matter is pending with the Adjudicating Authority. The company believes that no provision is required to be made against this demand.

43. ADJUSTMENT TO THE SECURITIES PREMIUM ACCOUNT

a) Pursuant to the approval of the shareholders of the Group at the eleventh annual general meeting held on September 24, 2007 and confirmation by the Honourable High Court of Madras vide its Order dated December 13, 2007, accumulated losses of ₹ 1,16,264 as on April 1, 2007 has been adjusted against the balance in the securities premium account.

b) The Group had an accumulated loss of ₹ 19,783 as on March 31, 2013. Consequent to scheme of amalgamation of two subsidiary companies, the accumulated loss stood at ₹ 27,661. As part of the said scheme of amalgamation, it was proposed to set off the accumulated losses of the Group and subsidiaries with the Securities Premium account of the Group. Accordingly the debit balance in the "Profit and Loss Statement as on the Appointed Date is ₹ 27,661 representing the losses carried forward by the Group and the two subsidiaries (the Transferor Companies). The details of loss incurred/profit earned by the Transferee Company over the last five years prior to the scheme are given below:

Year ended	Amount (₹)
Profit/(Loss) for the year ending	
31.3.2008	(2,155)
31.3.2009	(17,666)
31.3.2010	3,603
31.3.2011	(5,423)
31.3.2012	(2,400)
31.3.2013	4,258
Total	**(19,783)**



Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

Year ended	Amount (₹)
Accumulated loss of subsidiaries as on March 31, 2013:	
Sify Software Limited	(7,874)
Hermit Projects Private Limited	(4)
Total accumulated loss as on March 31, 2013	**(27,661)**

Hence, the debit balance in the "Profit and Loss Statement" as on the Appointed Date to an extent of ₹ 27,661 representing the accumulated losses of the Group as on April 1, 2013 is adjusted against the sum of ₹ 69,004 standing to the credit of Securities Premium Account of the Group on the said date. On such adjustment, the Securities Premium Account of the Group shall stand reduced collectively by a sum of ₹ 27,661, leaving a credit balance of ₹ 41,343.

44. EUROPE INDIA GATEWAY

The Group has entered into a contract with Emirates Integrated Telecom ('the Emirates') for the construction and supply of undersea cable capacity from the Europe India Gateway. As per the contract with Emirates, the Group is required to pay its share of decommissioning costs, if any, that may arise in the future. No provision has been made by the Group for such decommissioning costs as the amount of provision cannot be measured reliably as at March 31, 2025. The capacity under the mentioned facility would be upgraded over a period of time.

45. IPO LISTING

In 2006, The Ministry of Finance (MoF), issued a press release by which Indian companies cannot raise new capital abroad unless, the securities of the company are listed on a stock exchange in India. However, by virtue of notification issued by the MoF on October 21, 2014, the issuance of depository receipts has been taken out of the 1993 Scheme and is now regulated by the Depository Receipts Scheme, 2014. The 2014 Scheme allows Indian companies, whether listed or unlisted, to access the international capital markets using depository receipts. Such issuances can either be through a public offering of depository receipts or through a preferential allotment or qualified institutional placement. They can also either be sponsored by the issuer company or unsponsored (such as when an existing shareholder sells its holding through the issue of depository receipts). These issuances are subject to the usual foreign investment regime, including in relation to sectoral caps as well as pricing. Moreover, such issuances are permitted only to investors in certain specific jurisdictions as listed in the 2014 Scheme, which currently consists of a list of 34 countries. The earlier condition of mandatory listing in India is dispensed with.

46. CONTRACT BALANCES

The following table provides information about receivables, contract assets and contract liabilities from the contracts with the customers

Particulars	March 31, 2025		March 31, 2024 (Restated)	
Trade Receivables		1,08,925		1,01,552
Contract Assets – Unbilled Revenue		241		265
Contract liabilities – Deferred Income		-		-
Current contract liabilities	28,228		20,839	
Non current contract liabilities	32,899		30,534	
Total Contract liabilities – Deferred Income		**61,127**		**51,373**

Significant changes in unbilled revenue and deferred revenue balances during the year are as follows:

Particulars	For the year ended March 31, 2025	For the year ended March 31, 2024 (Restated)
Transfers from unbilled revenue recognised at the beginning of the year to receivables	265	526
Revenue recognised that was included in deferred revenue at the beginning of the year	21,416	11,832



Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

Contract Cost and Amortisation

Costs to fulfil customer contracts are deferred and amortized over the contract period. For the year ended March 31, 2025 the Company has capitalised ₹ 227 (Previous year ₹ 237) and amortised ₹ 528 (Previous year ₹ 371). There was no impairment loss in relation to the capitalised cost.

Incremental costs of obtaining a contract are recognised as assets and amortized over the contract period. The Company recognises incremental cost of obtaining a contract as an expense when incurred if the amortisation period of the asset that the entity otherwise would have recognised is one year or less.

47. DUES TO MICRO, SMALL OR MEDIUM ENTERPRISES

As per the Office memorandum issued by the Ministry of Micro, Small and Medium Enterprises dated August 26, 2008 recommends that the Micro and Small Enterprises should mention in their correspondence with its customers the Entrepreneurs Memorandum Number as allocated after filing of the Memorandum in accordance with the 'Micro, Small and Medium Enterprises Development Act, 2006' ('the Act'). Accordingly, the disclosure in respect of the amounts payable to such enterprises as at March 31, 2025 and March 31, 2024 has been made in the financial statements based on information received and available with the Company. As per the records available with the company, there are dues payable to micro, small and medium enterprises as on March 31, 2025 . The Company has not received any claim for interest from any supplier as at the balance sheet date.

Particulars	As at March 31, 2025	As at March 31, 2024 (Restated)
a. the principal amount and the interest due thereon remaining unpaid at the end of accounting year	1,179	1,137
b. the amount of interest paid by the buyer beyond the appointed day during the accounting year	-	-
c. the amount of interest due and payable for the period of delay in making payment (which has been paid but beyond the appointed day during the year) but without adding the interest specified under the Micro, Small and Medium Enterprises Development Act, 2006	-	-
d. the amount of interest accrued and remaining unpaid at the end of the accounting year	-	-
e. the amount of further interest remaining due and payable even in the succeeding years, until such date when the interest dues above are actually paid to the small enterprise, for the purpose of disallowance of a deductible expenditure under section 23 of the Micro, Small and Medium Enterprises Development Act, 2006.	-	-

48. ISSUE OF SHARES TO THE PROMOTER GROUP

On August 4, 2010, the Board of Directors of the Group proposed the issuance, in a private placement, of upto an aggregate of 12,50,00,000 of the company's equity shares, par value ₹ 10 per share ("Equity shares"), for an aggregate purchase price of ₹ 40,000, to a group of investors affiliated with the Group's promoter, including entities affiliated with Mr Raju Vegesna, the Group's Chairman and Managing Director and Mr Ananda Raju Vegesna, the then Executive Director and brother of Mr Raju Vegesna (the "Offering"). The company's shareholders approved the terms of the Offering at the Company's Annual General Meeting held on September 27, 2010.

On October 22, 2010, the company entered into a Subscription Agreement with Mr Ananda Raju Vegesna, acting as representative of the acquirers in connection with the offering. Accordingly, the company issued 12,50,00,000 equity shares to Raju Vegesna Infotech and Industries Private Limited, a company affiliated with the promoter group on October 30, 2010. The above shares were subsequently transferred by Raju Vegesna Infotech & Industries Private Limited to Ramanand Core Investment Company Private Limited.

During the Financial Year ended March 31, 2019, the Company has called–up and received a sum of ₹ 10 per share and hence the shares have become fully paid up.



Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

49. CONTRIBUTION TOWARDS CORPORATE SOCIAL RESPONSIBILITY

Particulars	For the year ended March 31, 2025	For the year ended March 31, 2024 (Restated)
Amount required to be spent by the company during the year	280	329
Amount of expenditure incurred	282	329
Shortfall at the end of the year	-	-
Total of previous years shortfall	-	-

Nature of CSR activities

The details of Corporate Social Responsibility activities carried out by the Company are as follows:

Name of the Organisation	Nature of activity	For the year ended March 31, 2025	For the year ended March 31, 2024 (Restated)
Raju Vegesna Foundation, Visakhapatnam	Livelihood enhancement	200	279
Sri Venkateswara institute of Research and Rehabilitation for the disabled trust, Dwarakha Tirumala	Promotion of health care	-	25
Voluntary Health Services, Chennai	Promotion of health care	20	15
Shree Anand Charitable Trust, Mumbai	Livelihood enhancement	50	-
Sri Hanuman Mani Education & Culture Trust	Promotion of Education	-	10
Sri Veda Paripalana Sabha	Livelihood enhancement	2	-
Pragna Bharati	Livelihood enhancement	10	-
Total		**282**	**329**

50. BID PRICE DEFICIENCY NOTICE RECEIVED FROM NASDAQ :

On July 19, 2024, Sify Technologies Limited (the "Company") received a letter from the Listing Qualifications Department of the Nasdaq Stock Market ("Nasdaq") indicating that, based upon the closing bid price of the Company's common stock for the last 31 consecutive business days, the Company did not meet the minimum bid price of $1.00 per share required for continued listing on The Nasdaq Capital Market pursuant to Nasdaq Listing Rule 5550(a)(2).

The letter also indicated that the Group will be provided with a compliance period of 180 calendar days, or until January 15,2025 to regain compliance pursuant to Nasdaq Listing Rule 5810(c)(3)(A).

The letter further provided that if, at any time during this tolling period or the 180-day period, the closing bid price of the Company's common stock is at least $1.00 for a minimum of ten consecutive business days, Nasdaq will provide the Company with written confirmation that it has achieved compliance with the minimum bid price requirement.

The Company's ADR price has been trading above $1.00 since October 4, 2024 and NASDAQ vide its letter dated October 18, 2024, has communicated that the Company has regained compliance with the Listing Rule 5550(a)(2) and closed the matter.

51. ACQUISITION OF PRINT HOUSE (INDIA) PRIVATE LIMITED

During FY 2020-21, Sify Technologies Limited ("STL") has acquired Print House India Private Limited ("PHIPL") through Corporate Insolvency Resolution Process. STL emerged as successful Resolution Applicant (RA) vide Hon'ble National Company Law Tribunal ("NCLT") order dated June 23, 2020. STL took over the management of affairs of PHIPL on October 16, 2020.

During FY2022-23, the Board of Directors has approved for submitting a Scheme of Amalgamation ("Scheme") for the merger of its fellow subsidiary, Print House (India) Private Limited ("PHIPL") with Sify Infinit Spaces Limited ("SISL") with Hon'ble NCLT. The Company has filed the Scheme of Amalgamation with NCLT. The appointed date of the Scheme was April 1, 2022. Further, Sify Infinit Spaces Limited has received approval for the said Scheme from the shareholders and unsecured creditors of the Company at its meeting held on November 27, 2022 convened by Hon'ble NCLT, Chennai. Hon'ble NCLT has approved the Scheme of Amalgamation filed by Sify Infinit Spaces Limited on July 10, 2023. As per the Hon'ble NCLT order, SISL has issued 8,59,762 equity shares to the shareholders of PHIPL.



Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

52. ACQUISITION OF PATEL AUTO ENGINEERING COMPANY (INDIA) PRIVATE LIMITED

During the year 2022-23, Sify Technologies Limited (Holding Company) has acquired Patel Auto Engineering Company (India) Private Limited ("PAECIPL") having its registered office in Rabale, Navi Mumbai through Share Purchase agreement dated March 22, 2023 for a consideration of ₹ 5,250 which has been paid to erstwhile shareholders of PAECIPL. PAECIPL have no other asset except a Land allocated by MIDC in their books as on the date of Acquisition. The said land was used for contructing a Data Centre at Rabale, by the company.

During FY2023-24, the Board of Directors has given an approval to file a Scheme of Amalgamation ("Scheme") for the merger of its fellow subsidiary, PAECIPL with the Company . The Scheme of Amalgamation of PAECIPL with SISL is filed with Hon'ble NCLT on February 9, 2024. Scheme of amalgamation is approved by the Hon'ble NCLT on January 9, 2025 effective April 1, 2023. Accordingly, Company has issued 42,71,365 equity shares to the shareholders of PAECIPL.

53. AUDIT TRAIL

The Holding Company and the subsidiaries which are companies incorporated in India and whose financial statements have been audited under the Act, have used accounting software for maintaining its books of account which has a feature of recording audit trail (edit log) facility and the same has operated throughout the year for all relevant transactions recorded in the software. Further, the Holding Company and above referred subsidiaries did not come across any instance of audit trail feature being tampered with. Additionally, the audit trail has been preserved by the Holding Company and the above referred subsidiaries as per the statutory requirements for record retention.

54. ADDITIONAL DISCLOSURE AS PER PART III OF DIVISION II OF SCHEDULE III TO COMPANIES ACT 2013

Name of the entity	For the year ended March 31, 2025							
	Net assets i.e., total assets minus total liabilities		Share in profit or loss		Share in other comprehensive income (OCI)		Share in total comprehensive income (TCI)	
	As % of consolidated net assets	Amount	As % of consolidated profit or loss	Amount	As % of consolidated OCI	Amount	As % of consolidated TCI	Amount
Parent								
Sify Technologies Limited	89%	1,79,681	(106)%	(8,311)	17%	23	(107)%	(8,288)
Indian Subsidiaries								
Sify Data and Managed Services Limited	*	(327)	1%	48	-	-	1%	48
Sify Infinit Spaces Limited	22%	43,883	161%	12,641	(17)%	(23)	164%	12,618
Sify Digital Services Limited	(11)%	(21,649)	(167)%	(13,092)	(25)%	(34)	(170)%	(13,126)
SKVR Software Solution Private Limited#	(1)%	(2,787)	(7)%	(559)	-	-	(7)%	(559)
Foreign subsidiaries								
Sify Technologies (Singapore) Pte Limited	1%	2,095	9%	726	39%	53	10%	779
Sify Technologies North America Corporation	*	512	9%	697	86%	115	11%	812



Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian ₹ lakhs except share data and as stated)

Name of the entity	For the year ended March 31, 2024 (Restated)							
	Net assets i.e. total assets minus total liabilities		Share in profit or loss		Share in other comprehensive income (OCI)		Share in total comprehensive income (TCI)	
	As % of consolidated net assets	Amount	As % of consolidated profit or loss	Amount	As % of consolidated OCI	Amount	As % of consolidated TCI	Amount
Parent								
Sify Technologies Limited	85%	1,53,589	(143)%	(2,424)	(4)%	5	(156)%	(2,418)
Indian Subsidiaries								
Sify Data and Managed Services Limited	*	(375)	1%	14	*	-	1%	14
Sify Infinit Spaces Limited	17%	31,432	552%	9,325	8%	(12)	602%	9,313
Sify Digital Services Limited	(5)%	(8,523)	(398)%	(6,719)	133%	(190)	(447)%	(6,909)
SKVR Software Solution Private Limited#	2%	3,699	(8)%	(135)	*	-	(9)%	(135)
Foreign subsidiaries								
Sify Technologies (Singapore) Pte Limited	1%	1,316	58%	983	(11)%	16	65%	999
Sify Technologies North America Corporation	*	(299)	38%	645	(27)%	38	44%	683

#The post acquisition profits and Net Assets consolidated are presented above.

*Amount below rounding off norm adopted by the Group

55. EVENTS AFTER THE REPORTING PERIOD

There are no significant events that have occurred after the reporting period till the date of these financial statements that requires adjustments/disclosure in these financial statements.

As per our report of even date attached.

for **Manohar Chowdhry & Associates**
Chartered Accountants
Firm Registration No.: 001997S

For and on behalf of the Board of Directors
Sify Technologies Limited
CIN:U72200TN1995PLC050809

K S Y Suryanandh
Partner
Membership No.: 237830

Raju Vegesna
Chairman and Managing Director
DIN: 00529027

M P Vijay Kumar
Whole Time Director
DIN: 05170323

Chennai
April 18, 2025

V Ramanujan
Chief Financial Officer

Meenakshi Jayaraman
Company Secretary

FORM AOC-1

Statement containing the salient features of the financial statements of Subsidiaries / Associates / Joint ventures

(Pursuant to first proviso to Sub-section (3) of Section 129 of the Companies Act, 2013, read with Rule 5 of the Companies (Accounts) Rules, 2014)



Part A: Subsidiaries

(All amounts are in Indian ₹ lakhs except share data and as stated)

Sr. No.	Name of the subsidiary	Financial year ended	Reporting currency	Exchange rate	Share capital	Reserves and surplus	Total assets	Total liabilities	Investments	Turnover	Profit/(loss) before taxation	Provision for taxation	Profit/(loss) after taxation	Proposed dividend	% of shareholding
1	Sify Technologies (Singapore) Pte Ltd	March 31, 2025	USD	85.5814	341	2,095	8,159	5,724	-	35,002	835	(108)	726	Nil	100%
2	Sify Technologies North America Corporation (Note1)	March 31, 2025	USD	85.5814	8	4,828	11,539	6,703	6178	7,081	697	-	697	Nil	100%
3	Sify Data and Managed Services Limited (Note 2)	March 31, 2025	₹	-	500	(327)	2,339	2,166	-	-	67	(19)	48	Nil	100%
4	Sify Infinit Spaces Limited (SISL)	March 31, 2025	₹	-	51,013	1,23,075	4,70,476	2,96,388	22,980	1,42,837	18,031	(5,390)	12,641	225	100%
5	Sify Digital Services Limited	March 31, 2025	₹	-	26,249	(17,899)	1,03,574	95,224	1,247	97,655	(13,092)	-	(13,092)	Nil	100%
6	SKVR Software Solution Private Limited (SKVR) (Note 3)	March 31, 2025	₹	-	1	(2,787)	44,936	47,722	-	200	(559)	-	(559)	Nil	51%
7	Patel Auto Engineering (India) Company Private Limited (PATEL) (Note 4)	NIL													

Part B: Associates and Joint Ventures - Not Applicable

Note:

1. 100% common stock is held by M/s. Sify Digital Services Limited, the wholly owned subsidiary of M/s. Sify Technologies Limited and 100% preferred stock is held by M/s. Sify Technologies Limited.

2. The Company has not commenced its operations as of March 31, 2025.

3. Pursuant to the share purchase agreement, the Company and SISL paid 51% and 49% of the purchase price to the shareholders of SKVR, respectively.The equity shares were transferred to the Company on March 26, 2025, and thus, SKVR became a subsidiary of the Company.

4. NCLT promulgated an Order on January 9, 2025, for merger of Patel with SISL, the wholly owned subsidiary, with effect from April 1, 2023. Consequent to the merger, Patel has been liquidated and ceased to be in existence.

Chennai
April 18, 2025

For and on behalf of the Board of Directors
Sify Technologies Limited

Raju Vegesna
Chairman and Managing Director
DIN: 00529027

M P Vijay Kumar
Whole Time Director
DIN: 05170323

V Ramanujan
Chief Financial Officer

J Meenakshi
Company Secretary

Notes

Sify Technologies Limited
CIN: U72200TN1995PLC050809

2nd Floor, TIDEL Park
No. 4, Rajiv Gandhi Salai, Taramani
Chennai - 600 113, India
www.sifytechnologies.com

sify.secretarial@sifycorp.com

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